Notice of Annual Meeting of Shareholders

Proxy Statement

and

2011 Annual Report

Pilgrim's®

Pilgrim's®

Dear Fellow Pilgrim's Shareholders:

I joined Pilgrim's Pride just over a year ago with the expectation that I would help drive a cultural change, ingrain a cost management mindset, and influence growth in our export sales.

Fiscal 2011 turned out to be a challenging year, but even in that difficult environment we managed to create $300 million of operational savings. We continue to identify areas to improve our business and have identified additional yield, mix and operational improvements that we believe will help drive another $200 million of benefits. We remain committed to our goal of becoming the best managed and most respected company in the industry.

During the year we took the opportunity to evaluate our processes and long term vision for the company. We designed our strategy from the ground up, and realigned the organization to fit that strategy. Our strategy is comprised of four key components. First, we strive to be a valued partner with our key customers. Second, we demonstrate a relentless pursuit of operational excellence. Third, we strategically grow value added exports. Finally, all employees are charged with accountability and ownership. This strategy is what is driving both operational and financial progress within Pilgrim's Pride.

Our financial results for 2011 reflected the challenges of the year with a net loss attributable to Pilgrim's Pride Corporation of $496.8 million, or $2.32 per share. Even through this environment, in our fourth quarter we were able to generate a positive adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization).

Early in 2011 we began the task of strengthening our balance sheet, and in spite of our struggles we ended the year better positioned than we started it. Our inventory levels have been brought into alignment with our sales strategy. We have divested ourselves of non-core assets that didn't add value to our long term goals. Additionally, the rights offering we finalized this month provides us with additional flexibility to optimize our capital structure as we move forward. We believe that with careful cash management and prudent use of our free cash flow we will be able to reduce our debt to comfortable levels that will enable us to sustain our business through the cycles so common in our industry. We are also well positioned to take advantage of grain and chicken prices going forward, which will enhance the business model we have designed.

Overall, throughout this year we have made significant strides towards becoming the company we are capable of being. I am looking forward to the many challenges and opportunities the continuing evolution of our company is bound to present. Thank you for your support.

President & Chief Executive Officer
March 27, 2012

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Pilgrim's Pride Corporation

1770 Promontory Circle
Greeley, Colorado 80634

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held April 27, 2012

The annual meeting of stockholders of Pilgrim's Pride Corporation will be held at Pilgrim's Pride corporate headquarters, at 1770 Promontory Circle, Greeley, Colorado, on Friday, April 27, 2012, at 8:00 a.m., local time, to consider and vote on the following matters:

1. To elect Wesley Mendonça Batista, Joesley Mendonça Batista, Don Jackson, William W. Lovette, Marcus Vinicius Pratini de Moraes and Wallim Cruz De Vasconcellos Junior as the six JBS Directors for the ensuing year;
2. To elect Michael L. Cooper and Charles Macaluso as the two Equity Directors for the ensuing year;
3. To conduct a stockholder advisory vote on executive compensation;
4. To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 30, 2012; and
5. To transact such other business as may properly be brought before the meeting or any adjournment thereof.

No other matters are expected to be voted on at the annual meeting.

The Board of Directors has fixed the close of business on March 9, 2012, as the record date for determining stockholders entitled to notice of, and to vote at, the annual meeting. If you owned shares of our common stock at the close of business on that date, you are cordially invited to attend the annual meeting. Whether or not you plan to attend the annual meeting, please vote at your earliest convenience. Most stockholders have three options for submitting their votes prior to the meeting:

(1) via the internet;
(2) by phone; or
(3) by mail.

Please refer to the specific instructions set forth on the enclosed proxy card.

Admission to the annual meeting will be limited to our stockholders, proxy holders and invited guests. If you are a stockholder of record, please bring photo identification to the annual meeting. If you hold shares through a bank, broker or other third party, please bring photo identification and a current brokerage statement.

WILLIAM W. LOVETTE
President and
Chief Executive Officer

Greeley, Colorado
March 27, 2012

YOUR VOTE IS IMPORTANT!
PLEASE SIGN AND RETURN THE ACCOMPANYING PROXY OR VOTE YOUR SHARES ON THE INTERNET OR BY TELEPHONE BY FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON APRIL 27, 2012: The Proxy Statement and the 2011 Annual Report on Form 10-K are available at www.envisionreports.com/PPC. Enter the 12-digit control number located on the proxy card and click "View 2012 Stockholder Material."

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TABLE OF CONTENTS

Pilgrim's Pride Corporation

1770 Promontory Circle
Greeley, Colorado 80634

PROXY STATEMENT

GENERAL INFORMATION

Why did I receive this proxy statement?

The Board of Directors (the "Board of Directors" or the "Board") of Pilgrim's Pride Corporation is soliciting stockholder proxies for use at our annual meeting of stockholders to be held at the Pilgrim's Pride corporate headquarters, at 1770 Promontory Circle, Greeley, Colorado, on Friday, April 27, 2012, at 8:00 a.m., local time, and any adjournments thereof (the "Annual Meeting" or the "meeting"). This proxy statement, the accompanying proxy card and the annual report to stockholders of Pilgrim's Pride Corporation are being mailed on or about March 27, 2012. Throughout this proxy statement, we will refer to Pilgrim's Pride Corporation as "Pilgrim's Pride," "Pilgrim's," "PPC," "we," "us" or the "Company."

What is the record date for the Annual Meeting and why is it important?

The Board of Directors has fixed March 9, 2012 as the record date for determining stockholders who are entitled to vote at the Annual Meeting (the "Record Date"). At the close of business on the Record Date, Pilgrim's Pride had 258,926,358 shares of common stock, par value $0.01 per share, issued and outstanding.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Most stockholders of Pilgrim's Pride hold their shares through a broker, bank or other nominee, rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Stockholders of Record: If your shares are registered directly in your name with our transfer agent, you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to vote in person at the meeting.

Beneficial Owner: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name." As the beneficial owner, you have the right to direct your broker on how to vote your shares, and you are also invited to attend the meeting. Since you are not the stockholder of record, however, you may not vote your shares in person at the meeting unless you obtain a signed proxy from the holder of record giving you the right to vote the shares.

What is a proxy?

A proxy is your legal designation of another person (the "proxy") to vote on your behalf. By completing and returning the enclosed proxy card, you are giving the proxies appointed by the Board and identified on the proxy card the authority to vote your shares in the manner you indicate on your proxy card.

What if I receive more than one proxy card?

You will receive multiple proxy cards if you hold shares of our common stock in different ways (e.g., joint tenancy, trusts, custodial accounts) or in multiple accounts. If your shares are held in "street name" (i.e., by a broker, bank or other nominee), you will receive your proxy card or voting information from your nominee, and you must return your voting instructions to that nominee. You should complete, sign and return each proxy card you receive or submit your voting instructions for each proxy card.

What are the voting rights of the common stock?

Each holder of record of our common stock on the Record Date is entitled to cast one vote per share on each matter presented at the meeting.

What are the three categories of Directors?

In connection with the Company's emergence from Chapter 11 bankruptcy proceedings on December 28, 2009, the Company adopted an Amended and Restated Certificate of Incorporation (our "Certificate of Incorporation") and entered into a stockholders agreement (the "JBS Stockholders Agreement") with our largest stockholder, JBS USA Holdings, Inc. ("JBS USA"). Our Certificate of Incorporation establishes three categories of directors: JBS Directors, Equity Directors and the Founder Director. On March 12, 2012, Lonnie "Bo" Pilgrim resigned from his position as the Founder Director. As a result, our Certificate of Incorporation now provides for six JBS Directors and three Equity Directors.

JBS Directors are the six Directors designated as JBS Directors pursuant to the terms of the Company's Certificate of Incorporation. Successor JBS Directors will be nominated by the JBS Nominating Committee. The current JBS Directors are Wesley Mendonça Batista, Joesley Mendonça Batista, Don Jackson, William W. Lovette, Marcus Vinicius Pratini de Moraes and Wallim Cruz De Vasconcellos Junior.

Equity Directors are the three Directors designated as Equity Directors or their successors nominated or appointed by the Equity Nominating Committee or any stockholders other than JBS USA and its affiliates ("Minority Investors"). The current Equity Directors are Michael L. Cooper and Charles Macaluso. Because of the timing of Mr. Pilgrim's resignation, the Equity Nominating Committee has not nominated any person as the third Equity Director. As a result, the third Equity Director position is currently vacant. However, the Equity Nominating Committee has the power to appoint an Equity Director for the vacant position after the Annual Meeting.

What are the differences between the categories of Directors?

All of our Directors serve coequal one-year terms. However, only JBS Directors can serve as members of the JBS Nominating Committee, and only Equity Directors can serve on the Equity Nominating Committee.

The JBS Stockholders Agreement requires JBS USA and its affiliates to vote all of Pilgrim's Pride common stock that they hold in the same manner as the shares held by all Minority Investors with respect to the election or removal of Equity Directors. Consequently, the vote of the Minority Investors will determine the outcome of the election of Equity Directors.

With respect to all other matters submitted to a vote of holders of common stock, including the election or removal of any JBS Directors, JBS USA and its affiliates may vote shares of common stock held by them in their sole and absolute discretion.

What is the "Say on Pay" Vote?

With Proposal 3, the Board is providing stockholders with the opportunity to cast an advisory vote on the compensation of our Named Executive Officers. This proposal, commonly known as a "Say on Pay" proposal, gives you, as a stockholder, the opportunity to endorse or not endorse our executive compensation programs and policies and the compensation paid to our Named Executive Officers.

How do I vote my shares?

If you are a "stockholder of record," you have several choices. You can vote your proxy:

- by completing, dating, signing and mailing the enclosed proxy card;
- over the telephone; or
- via the internet.

Please refer to the specific instructions set forth on the enclosed proxy card.

If you hold your shares in "street name," your broker, bank or nominee will provide you with materials and instructions for voting your shares.

If you are a current or former employee of Pilgrim's Pride who holds shares in the Pilgrim's Pride Retirement Savings Plan or the To-Ricos Employee Savings and Retirement Plan, you will receive voting instructions from the trustee of the plans for the shares allocated to your account.

What are the Board's recommendations on how I should vote my shares?

The Board recommends that you vote your shares as follows:

Proposal 1:	**FOR** the election of all six nominees for JBS Director.
Proposal 2:	**FOR** the election of both nominees for Equity Director.
Proposal 3:	**FOR** the approval of the advisory vote on executive compensation.
Proposal 4:	**FOR** ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 30, 2012.

What are my choices when voting?

With respect to:

Proposal 1:	You may either (i) vote "FOR" the election of all JBS Director nominees as a group; (ii) withhold your vote on all JBS Director nominees as a group; or (iii) vote "FOR" the election of all JBS Director nominees as a group except for certain nominees identified by you in the appropriate area on the proxy card or voting instructions.
Proposal 2:	You may either (i) vote "FOR" the election of both Equity Director nominees as a group; (ii) withhold your vote on both Equity Director nominees as a group; or (iii) vote "FOR" the election of both Equity Director nominees as a group except for certain nominees identified by you in the appropriate area on the proxy card or voting instructions.
Proposal 3:	In each case, you may vote "FOR" or "AGAINST" the proposal, or you may elect to abstain from voting your shares. Abstaining will have the same effect as a vote against the proposal, as discussed below.
Proposal 4:	In each case, you may vote "FOR" or "AGAINST" the proposal, or you may elect to abstain from voting your shares. Abstaining will have the same effect as a vote against the proposal, as discussed below.

How will my shares be voted if I do not specify my voting instructions?

If you sign and return your proxy card without indicating how you want your shares to be voted, the proxies appointed by the Board will vote your shares as follows:

Proposal 1:	**FOR** the election of all six nominees for JBS Director.
Proposal 2:	**FOR** the election of both nominees for Equity Director.
Proposal 3:	**FOR** the approval of this advisory vote on executive compensation.
Proposal 4:	**FOR** ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 30, 2012.

If you are a current or former employee of Pilgrim's Pride who holds shares through the Pilgrim's Pride Retirement Savings Plan or the To-Ricos Employee Savings and Retirement Plan you will given the opportunity to provide instruction to the trustee with respect to how to vote your shares. Any shares for which instructions are not received (i) shall be voted by the trustee in accordance with instructions provided by Pilgrim's Pride with respect to shares held under the Pilgrim's Pride Retirement Savings Plan and (ii) will not be voted with respect to shares held under the To-Ricos Employee Savings and Retirement Plan.

What is a quorum?

A "quorum" is necessary to hold the meeting. A quorum consists of a majority of the voting power of our common stock issued and outstanding and entitled to vote at the meeting, including the voting power that is present in person or by proxy. If a quorum is not represented in person or by proxy at the meeting or any adjourned meeting, the chairman of the meeting may postpone the meeting from time to time until a quorum will be represented. At any adjourned meeting at which a quorum is represented, any business may be transacted that might have been transacted at the meeting as originally called. JBS USA owned or controlled over 50% of the voting power of our outstanding common stock on the Record Date. Therefore, JBS USA will be able to assure a quorum is present.

What vote is required to approve the proposals for the election of the JBS Directors and the Equity Directors?

Directors will be elected by a plurality of the voting power of our common stock present in person or represented by proxy and entitled to vote at the meeting. This means that the director who receives the most votes will be elected.

Because JBS USA owned or controlled over 50% of the voting power of our outstanding common stock on the Record Date, they will be able to elect all of the nominees for JBS Directors and, with certain exceptions, determine the outcome of all other matters presented to a vote of the stockholders. The JBS Stockholders Agreement, however, requires JBS USA and its affiliates to vote all of our common stock owned by them in the same manner as the shares held by the Minority Investors with respect to the election or removal of Equity Directors. Consequently, the vote of the Minority Investors will determine the outcome of Proposal 2.

How Many Votes Are Required for Advisory Approval of Executive Compensation?

With regard to Proposal 3, the stockholder advisory vote on executive compensation, the results of this vote are not binding on the Board, meaning that our Board will not be obligated to take any compensation actions, or to adjust our executive compensation programs or policies, as a result of the vote. Notwithstanding the advisory nature of the vote, the resolution will be considered passed with the affirmative vote of a majority of the votes present at the Annual Meeting. With respect to Proposal 3, JBS USA and its affiliates may vote shares of Pilgrim's Pride common stock held by them in their sole and absolute discretion.

What vote is required to approve the proposals for the election of the ratification of the appointment of KPMG LLP and any other item of business to be voted upon at the meeting?

The affirmative vote of a majority of the voting power of our common stock present in person or represented by proxy and entitled to vote at the Annual Meeting is required for the ratification of the appointment of our independent registered public accounting firm and approval of any other item of business to be voted upon at the meeting.

With respect to approval of any other item of business to be voted upon at the meeting, including the election or removal of any JBS Directors, JBS USA and its affiliates may vote shares of Pilgrim's Pride common stock held by them in their sole and absolute discretion.

How are abstentions and broker non-votes treated?

Abstentions from voting on any matter will be counted in the tally of votes. Abstentions will have no effect on the election of Directors. However, an abstention will have the same effect as a vote against any other proposals.

A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. A broker non-vote will be deemed "present" at the Annual Meeting and will be counted for purposes of determining whether a quorum exists. Under the rules that govern brokers who are voting with respect to shares held by them in street name, if the broker has not been furnished with voting instructions by its client at least ten days before the meeting, those brokers have the discretion to vote such shares on routine matters, but not on non-routine matters. Routine matters include the appointment of an independent registered public accounting firm, submitted to the stockholders in Proposal 4. Non-routine matters include the election of Directors and the advisory votes on executive compensation, submitted to stockholders in Proposal 1, Proposal 2 and Proposal 3. As a result, with regard to Proposal 1, Proposal 2 and Proposal 3, brokers have no discretion to vote shares where no voting instructions are received, and no vote will be cast if you do not vote on those proposals. Consequently, broker non-votes will have no effect on the elections of Directors or the advisory votes on executive compensation. ***We urge you to vote on ALL voting items.***

Can I change my vote after I have mailed in my proxy card?

Yes. You may revoke your proxy by doing one of the following:

- by sending to the Secretary of the Company a written notice of revocation that is received prior to the meeting;

- by submitting a new proxy card bearing a later date to the Secretary of the Company so that it is received prior to the meeting; or
- by attending the meeting and voting your shares in person.

Who will pay the cost of this proxy solicitation?

We will pay the cost of preparing, printing and mailing this proxy statement and of soliciting proxies. We will request brokers, custodians, nominees and other like parties to forward copies of proxy materials to beneficial owners of our common stock and will reimburse these parties for their reasonable and customary charges or expenses.

Is this proxy statement the only way that proxies are being solicited?

No. In addition to mailing these proxy materials, certain of our Directors, officers or employees may solicit proxies by telephone, facsimile, e-mail or personal contact. They will not be specifically compensated for doing so.

Stockholder Proposals for 2013 Annual Meeting

We currently expect that our 2013 Annual Meeting of Stockholders will be held on April 26, 2013. Our bylaws state that a stockholder must have given our Secretary written notice, at our principal executive offices, of the stockholder's intent to present a proposal (including nominations of Directors) at the 2013 Annual Meeting by December 27, 2012, but not before July 30, 2012. Additionally, in order for stockholder proposals submitted pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to be considered for inclusion in the proxy materials for the 2013 Annual Meeting, they must be received by our Secretary at our principal executive offices no later than the close of business on November 27, 2012.

PROPOSAL 1. ELECTION OF JBS DIRECTORS

Subject to limited exceptions, our Certificate of Incorporation specifies that the Board of Directors will consist of nine members. Our Board currently has eight members, with one vacant position. Proxies cannot be voted for a greater number of persons than the eight nominees named.

Pursuant to our Certificate of Incorporation and our bylaws, our Board of Directors includes six JBS Directors, including the Chairman of the Board, who are designated by JBS USA. William W. Lovette, our Chief Executive Officer, was appointed to the Board pursuant to his employment agreement with the Company and is included in the designees of the JBS Nominating Committee.

At the meeting, eight Directors, including six JBS Directors, are to be elected, each to hold office for one year or until his or her successor is duly elected and qualified. Unless otherwise specified on the proxy card or voting instructions, the shares represented by the proxy will be voted for the election of the six nominees named below. If any JBS Director nominee becomes unavailable for election, it is intended that such shares will be voted for the election of a substitute nominee selected by the JBS Nominating Committee. Our Board of Directors has no reason to believe that any substitute nominee or nominees will be required.

Nominees for JBS Directors

Wesley Mendonça Batista, 41, has served as a Director and Chairman of the Board of Pilgrim's Pride Corporation since December 2009. Mr. Batista became President and Chief Executive Officer of JBS S.A. in February 2011. Mr. Batista previously served as President and Chief Executive Officer of JBS USA from July 2007 until January 2011. Mr. Batista also serves as Chairman of the Board of JBS USA and is the Vice President of JBS S.A.'s Board of Directors. Mr. Batista has served in various capacities at JBS S.A. since 1987. Mr. Batista is the brother of Joesley Mendonça Batista, Chairman of the Board of JBS S.A., and José Batista Júnior, a Director of JBS S.A., and is the son of José Batista Sobrinho, the founder of JBS S.A. and a member of its Board of Directors.

Mr. Batista brings to the Board of Pilgrim's Pride significant senior leadership and industry experience. Mr. Batista has long been one of the most respected executives in Brazil's protein industry, and his reputation is now firmly established worldwide. Mr. Batista grew up in the protein industry, and it is his strategic insight and entrepreneurial spirit that has facilitated the growth of JBS through numerous acquisitions, expanding its reach across the globe. As Chairman of the Board, Mr. Batista has direct responsibility for Pilgrim's Pride's strategy and operations.

Joesley Mendonça Batista, 40, is currently the President of the Board of Directors of JBS S.A. and served as the Chief Executive Officer of JBS S.A. from March 2006 until January 2011. Mr. Batista has served as a Director of the Company since December 2009. Mr. Batista has served in various capacities at JBS S.A. since 1988. Mr. Batista is the brother of Wesley Mendonça Batista, a Director of the Company, and José Batista Júnior, a Director of JBS S.A., and the son of José Batista Sobrinho, the founder of JBS S.A. and a member of its Board of Directors.

Mr. Batista has worked in the protein industry for over 20 years, rising to the post of President and Chief Executive Officer of JBS S.A from March 2006 until January 2011. During his tenure as President and CEO, JBS S.A. expanded dramatically in the United States, acquiring Swift & Company in 2007, Smithfield Beef Group and Five Rivers Ranch Cattle Feeding in 2008, and a 64% interest in the Company in 2009. Mr. Batista brings to the Board significant leadership, sales and marketing, industry, technical, and global experience.

William W. Lovette, 52, joined Pilgrim's Pride as President and Chief Executive Officer on January 3, 2011. He brings more than 29 years of industry leadership experience to Pilgrim's. He previously served as President and Chief Operating Officer of Case Foods, Inc. from October 2008 to December 2010. Before joining Case Foods, Inc., Mr. Lovette spent 25 years with Tyson Foods in various roles in senior management, including President of its International Business Unit, President of its Foodservice Business Unit and Senior Group Vice President of Poultry and Prepared Foods. Mr. Lovette earned a B.S. degree from Texas A&M University. In addition, he is a graduate of Harvard Business School's Advanced Management Program.

Mr. Lovette brings invaluable industry-specific experience to the Board, having worked in the poultry industry his entire life. Mr. Lovette grew up in a family poultry business, which became the Holly Farms Corporation. Through his formative years, he worked in virtually all aspects of the business including farm labor and management on his family's broiler farm, catching chickens, working in all areas of a processing plant during summers, working as a customer service representative and as a trading floor clerk on the Chicago Board of Trade. Mr. Lovette's experience learned over a lifetime in the industry enables him to offer a valuable insight on the business, financial and regulatory issues currently being faced by the poultry industry.

Don Jackson, 61, has served as a Director of the Company since January 2009 and is currently serving as Chief Executive Officer of JBS USA. He previously served as President and Chief Executive Officer of the Company from January 2009 to January 2011. Previously, Dr. Jackson served as President of Foster Farms' poultry division, based in Livingston, California, since 2000. Prior to that, he served as Executive Vice President for foodservice of the former ConAgra Poultry Company in Duluth, Georgia. Before that, he worked for 22 years for Seaboard Farms of Athens, Georgia, including four years as President and CEO of their poultry division. Dr. Jackson served as our President and Chief Executive Officer during the pendency of our Chapter 11 bankruptcy proceedings.

In addition to his 33 years of leadership and experience in various executive positions at five different companies as detailed above, Dr. Jackson brings invaluable industry-specific expertise to the Board. After earning his PhD in Animal Science from Colorado State University in Fort Collins, Colorado, Dr. Jackson advanced through the Seaboard Farms organization and led Live Production there before serving as Seaboard's President and CEO. Accordingly, Dr. Jackson brings unparalleled industry insight to the Board.

Marcus Vinicius Pratini de Moraes, 72, has served as a Director since December 2009. He is currently President of the Business Strategy Committee of JBS Friboi, Vice Chairman of the Board of COSAN Ltd., a member of the Board of COSCEX - Superior Council of Foreign Trade at FIESP (Foreign Trade Board of the Federation of Industries of the State of Sao Paulo), and Director of DEAGRO Division - Agrobusiness Department for Products of Animal Origin at FIESP (Foreign Trade Board of the Federation of Industries of the State of Sao Paulo). Dr. Pratini de Moraes was a former Chairman of the Advisory Board of Solvay and Cie., Brazil, former Chairman of the Brazilian Chapter of CEAL (Business Council of Latin America), and a former member of the Advisory Council of BM&F (Brazilian Mercantile & Futures Exchange). Dr. Pratini de Moraes was a member of the Supervisory Board of ABN AMRO Bank from 2003 to 2007. He also had a long career in Brazil's public sector.

Dr. Pratini de Moraes brings to the Board of Directors continuing experience in dealing with foreign governments and substantial expertise in matters affecting international commerce. Dr. Pratini de Moraes has served in various roles in Brazilian government including, but not limited to, the Deputy Minister of Planning, the Minister of Industry and Trade, a Congressman, the Minister of Mines and Energy and the Minister of Agriculture, Livestock and Food Supply. Additionally, as a director for other multinational companies, Dr. Pratini de Moraes also provides cross-board experience.

Wallim Cruz De Vasconcellos Junior, 54, has been a Director since December 2009. He has served as a Partner of Iposeira Partners Ltd, a provider of advisory services for mergers and acquisitions and restructuring transactions since 2003. Mr. Vasconcellos served as a Consultant to IFC/World Bank from 2003 to 2008. He is currently a Member of the Board of Santos Brasil S.A. and served as a Member of the Board of Cremer S.A. from 2006 to 2008.

Regarded as one of Brazil's preeminent business strategists, Mr. Vasconcellos brings to the Board real-time experience in the areas of mergers and acquisitions, capital markets, finance, and restructurings, and offers unique insights into global market strategies. In addition, Mr. Vasconcellos' experience working on behalf of public financial institutions enables him to provide perspective and oversight with regard to the Company's financial strategies.

The Board of Directors recommends that you vote FOR the election of all of the individuals who have been nominated to serve as JBS Directors. Proxies will be so voted unless stockholders specify otherwise.

PROPOSAL 2. ELECTION OF EQUITY DIRECTORS

Pursuant to our Certificate of Incorporation and our bylaws, our Board of Directors includes three members designated by the Equity Nominating Committee, our Equity Directors.

The JBS Stockholders Agreement requires JBS USA and its affiliates to vote all of the Pilgrim's Pride common stock that they hold in the same manner as the shares held by the Minority Investors with respect to the election or removal of Equity Directors. Consequently, the vote of the Minority Investors will determine the outcome of this Proposal 2.

At the meeting, eight Directors, including two Equity Directors, are to be elected, each to hold office for one year or until his or her successor is duly elected and qualified. Unless otherwise specified on the proxy card or voting instructions, the shares represented by the proxy will be voted for the election of the two nominees named below. If either nominee for Equity Director becomes unavailable for election, it is intended that such shares will be voted for the election of a substitute nominee selected by the Equity Nominating Committee. Because of the timing of Mr. Pilgrim's resignation from our Board of Directors, the remaining Equity Director position is currently vacant and will remain vacant until such time as the Equity Nominating Committee shall appoint a replacement Equity Director. The Equity Committee has the power to appoint an Equity Director for the vacant position after the Annual Meeting.

Resignation of the Founder Director before the Annual Meeting

Lonnie "Bo" Pilgrim, 83, served as a Director since July 1968, most recently as the Founder Director since December 2009. He served as the Senior Chairman of the Board from July 2007 to December 2009. He served as Chairman of the Board from our organization in July 1968 until July 2007. He also served as Chief Executive Officer from July 1968 to June 1998. Prior to our incorporation, Mr. Pilgrim was a partner in our predecessor partnership business founded in 1946. On March 12, 2012, Lonnie "Bo" Pilgrim resigned from his position as the Founder Director. Mr. Pilgrim brought vast experience and a unique perspective to our Board, and we thank Mr. Pilgrim for his many years of exemplary service on the Board.

Nominees for Equity Director

Michael L. Cooper, 62, has served as a Director since December 2009. He is the Executive Vice President, Managing Partner, Chief Financial Officer and a Director of Kincannon & Reed, an executive search firm for the food and agribusiness sectors, where he has been employed since July 2004. He also currently serves on the National Chicken Council's Allied Leader Board. From September 2002 to July 2004, Mr. Cooper served as the Chief Executive Officer of Meyer Natural Angus. From January 1996 to July 2002, Mr. Cooper was employed by Perdue Farms, Inc., where he served in various roles, including as President, Retail Products, from February 2000 to July 2002, and as Senior Vice President and Chief Financial Officer from January 1996 through February 2000. From August 1992 to January 1996, he served as Vice President, Chief Financial Officer, Secretary and Treasurer of Rocco Enterprises. Mr. Cooper also served in various senior financial roles with Dial Corporation over a 14 year career with that company.

Mr. Cooper brings to the Board significant senior leadership, management, operational, financial, and brand management experience. His extensive poultry industry experience enables him to offer a valuable insight on the business, financial and regulatory issues currently being faced by the poultry industry.

Charles Macaluso, 68, has served as a Director since December 2009. He has been a principal of Dorchester Capital, LLC, a management consulting and corporate advisory service firm focusing on operational assessment, strategic planning and workouts since 1998. From 1996 to 1998, he was a partner at Miller Associates, Inc., a workout, turnaround partnership, focusing on operational assessment, strategic planning and crisis management. Mr. Macaluso currently serves as a director of the following public companies: Lazy Days RV SuperCenters, Inc., where he is also a member of the audit committee; and Darling International, as Lead Director. He also serves as a Chairman of the Board of three private companies. Mr. Macaluso previously served as a director of Global Crossing Ltd., where he was also a member of the audit committee.

Mr. Macaluso brings fundamental expertise to our Board in the areas of operational assessment, strategic planning, crisis management, and turnaround advisory services, which expertise supports the Board's efforts in overseeing and advising on strategy and financial matters. In addition, Mr. Macaluso brings to the Board substantial cross-board expertise due to his tenure on a number of public and private company boards and committees.

The Board of Directors recommends that you vote FOR the election of all of the individuals who have been nominated to serve as Equity Directors. Proxies will be so voted unless stockholders specify otherwise.

PROPOSAL 3. APPROVAL OF THIS ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Board is providing stockholders with the opportunity to cast an advisory vote on the compensation of our Named Executive Officers. This proposal, commonly known as a "Say on Pay" proposal, gives you, as a stockholder, the opportunity to endorse or not endorse our executive compensation programs and policies and the compensation paid to our Named Executive Officers.

The Say on Pay vote is advisory and thus not binding on the Compensation Committee or the Board. The advisory vote will not affect any compensation already paid or awarded to any Named Executive Officer and will not overrule any decisions by the Compensation Committee or the Board. The Board values the opinions of the Company's stockholders as expressed through their votes and other communications. Although the vote is non-binding, the Compensation Committee and the Board will review and carefully consider the outcome of the advisory vote on executive compensation and those opinions when making future decisions regarding executive compensation programs.

We design our executive compensation programs to implement our core objectives of attracting key leaders, motivating our executives to remain with the Company for long and productive careers, rewarding sustained financial and operating performance and leadership excellence and aligning the long-term interests of our executives with those of our stockholders. Stockholders are encouraged to read the Compensation Discussion and Analysis ("CD&A") section of this proxy statement. In the CD&A, we have provided stockholders with a description of our compensation programs, including the principles and policies underpinning the programs, the individual elements of the compensation programs and how our compensation plans are administered. The Board believes that the policies and practices described in the CD&A are effective in achieving the Company's goals. In furtherance of these goals, among other things, our compensation programs have been designed so that a significant portion of our executives' total compensation is tied not only to how well they perform individually, but also, where applicable, is "at risk" based on how well the Company performs relative to applicable financial objectives. For 2011, the Compensation Committee also believes that our Named Executive Officers' compensation is consistent with periods of economic stress and lower earnings. We also believe that equity incentives are aligned with our actions to stabilize the Company and to position it for a continued recovery and were necessary to induce highly qualified individuals, such as William Lovette, to join the Company. Accordingly, the Board recommends that you vote in favor of the following resolution:

"RESOLVED, that the compensation paid to the Company's Named Executive Officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the CD&A, the compensation tables and any related material disclosed in this proxy statement, is hereby APPROVED."

Approval of this proposal will require the majority of affirmative votes present in person or represented by proxy. Abstentions will have the same effect as a vote "against" this proposal. Additionally, broker non-votes will not be considered to have voted on this proposal and will therefore have no effect on the proposal. The individuals named as proxies on the enclosed proxy card will vote your proxy "FOR" this proposal unless you instruct otherwise on the proxy or you withhold authority to vote.

The advisory vote on executive compensation is non-binding, meaning that our Board will not be obligated to take any compensation actions, or to adjust our executive compensation programs or policies, as a result of the vote. Notwithstanding the advisory nature of the vote, the resolution will be considered passed with the affirmative vote of a majority of the votes present in person or represented by proxy and entitled to vote at the Annual Meeting.

The Board of Directors recommends that you vote "FOR" the approval of this advisory vote on executive compensation. Proxies will be so voted unless stockholders specify otherwise.

CORPORATE GOVERNANCE

Board of Directors

Our Board of Directors has the responsibility for establishing broad corporate policies and for our overall performance, but it is not involved in our day-to-day operating decisions. Members of the Board are informed of our business through discussions with the Chief Executive Officer and other officers, and through their review of analyses and reports sent to them each month, as well as through participation in Board and committee meetings.

Board of Directors Independence

Our Board of Directors has affirmatively determined that each of Michael L. Cooper, Charles Macaluso, Marcus Vinicius Pratini de Moraes and Wallim Cruz De Vasconcellos Junior, has no material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with us) and is independent within the meaning of our Corporate Governance Policy's categorical independence standards and the NYSE listing standards.

Committees of the Board of Directors

To assist in carrying out its duties, the Board of Directors has delegated certain authority to the Audit, Compensation, JBS Nominating and Equity Nominating Committees. Each committee of the Board meets to examine various facets of our operations and take appropriate action or make recommendations to the Board of Directors.

Audit Committee. The Audit Committee members include Michael L. Cooper, Charles Macaluso and Wallim Cruz De Vasconcellos Junior. Our Audit Committee's responsibilities include selecting our independent registered public accounting firm, reviewing the plan and results of the audit performed by our independent registered public accounting firm and the adequacy of our systems of internal accounting controls, and monitoring compliance with our conflicts of interest and business ethics policies. The Audit Committee is composed entirely of Directors who the Board of Directors has determined to be independent within the meaning of the NYSE listing standards. The Board has determined that each of the members of the Audit Committee is financially literate for purposes of the applicable listing standards of the NYSE ("financially literate") and Michael L. Cooper is an "audit committee financial expert" within the meaning of the regulations of the Securities and Exchange Commission ("SEC'). The Audit Committee has an Audit Committee Charter, which is available on our website at www.pilgrims.com, under the "Investors - Corporate Governance" caption.

Compensation Committee. The Compensation Committee members include Wesley Mendonça Batista, Michael Cooper and Wallim Cruz de Vasconcellos Junior. Our Compensation Committee reviews our remuneration policies and practices and establishes the salaries of our officers. The Compensation Committee does not have a Charter.

Special Nominating Committees. Under our Certificate of Incorporation, the Board also has two Special Nominating Committees, which include the JBS Nominating Committee and the Equity Nominating Committee. The JBS Nominating Committee is required to consist solely of JBS Directors and presently includes Wesley Mendonça Batista, Joesley Mendonça Batista, Don Jackson, William W. Lovette, Marcus Vinicius Pratini de Moraes and Wallim Cruz De Vasconcellos Junior. The Equity Nominating Committee is required to consist solely of all of the Equity Directors and presently includes Michael L. Cooper and Charles Macaluso.

The JBS Nominating Committee has the exclusive authority to nominate the JBS Directors, fill JBS Director vacancies and select the members of the JBS Nominating Committee. The Equity Nominating Committee has the exclusive authority to nominate the Equity Directors, fill Equity Director vacancies, select the members of the Equity Nominating Committee, and to call a special meeting of stockholders under certain circumstances. The Equity Nominating Committee, acting by majority vote, also has the exclusive right to control the exercise of our rights and remedies under the JBS Stockholders Agreement. Any member or alternate member of the Equity Nominating Committee may be removed only by the approval of a majority of the members of the Equity Nominating Committee.

For so long as JBS USA and its affiliates beneficially own 35% or more of our outstanding common stock, no person may be nominated as an Equity Director by the Equity Nominating Committee if JBS USA reasonably determines that such person (i) is unethical or lacks integrity or (ii) is a competitor or is affiliated with a competitor of the Company. Two Equity Directors (or one if there is only one Equity Director on the Board) must satisfy the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and be financially literate, and, for so long as there are two or more Equity Directors on the Board, at least one Equity Director must qualify as an "audit committee financial expert" as that term is used in Item 407 of Regulation S-K under the Exchange Act (or any successor rule).

If JBS USA and its affiliates own at least 50% of our outstanding common stock, at least one JBS Director is required:

- to be an independent director,
- to satisfy the independence requirements of Rule 10A-3 under the Exchange Act, and
- to be financially literate.

Each of the Board's Special Nominating Committees has a Charter, current copies of which are available on our website at www.pilgrims.com, under the "Investors - Corporate Governance" caption.

Our Special Nominating Committees do not have a policy with regard to the consideration of any Director candidates recommended by our stockholders. The Board of Directors does not view the establishment of a formal policy in this regard as necessary, given the extent of the ownership of the Company's common stock by JBS USA and its affiliates and the existing JBS Stockholders Agreement. Further, our Special Nominating Committees do not have a formal policy with regard to the consideration of diversity in identifying Director nominees. However, the Special Nominating Committees strive to achieve a balance of knowledge, experience and perspective such that the Board reflects a diversity of backgrounds and experiences. In addition, the Special Nominating Committees will consider stockholder recommendations for candidates for the Board, which should be sent to Pilgrim's Pride Corporation, Corporate Secretary, 1770 Promontory Circle, Greeley, Colorado 80634.

Meetings

During the fiscal year ended December 25, 2011, the Board of Directors held 12 meetings, the Audit Committee held 19 meetings, the Compensation Committee held two meetings and there were four executive sessions including only non-management Directors. During 2011, each member of the Board of Directors, with the exception of Joesley Mendonça Batista, attended at least 75% of the number of meetings of the Board and each of the Board committees on which the Director served. All Directors attended our 2011 annual meeting of stockholders either in person or telephonically, with exception of Joesley Mendonça Batista and Marcus Vinicius Pratini de Moraes. Both Directors were traveling at the time. While we do not have a formal policy regarding Director attendance at annual meetings of stockholders, we encourage each Director to attend each annual meeting of stockholders.

Board Leadership Structure and Risk Oversight

The position of our Chairman of the Board and the office of the President and Chief Executive Officer are held by different persons. Our Chairman of the Board is Wesley Mendonça Batista, and our President and Chief Executive Officer is William W. Lovette.

We separate the roles of Chief Executive Officer and Chairman of the Board in recognition of the differences between the two roles. The Chief Executive Officer is responsible for setting the strategic direction for the Company and the day-to-day leadership and performance of the Company, while the Chairman of the Board provides guidance to the Chief Executive Officer and sets the agenda for Board meetings and presides over meetings of the full Board. We believe the division of duties is especially appropriate as legal and regulatory requirements applicable to the Board and its committees continue to expand, and it facilitates the appropriate levels of communication between the Board of Directors and executive management for Board oversight of the Company and its management.

Because Wesley Mendonça Batista, Joesley Mendonça Batista, William W. Lovette and Don Jackson are not independent Directors, the Board will either designate an independent Director to preside at the meetings of the non-management and independent Directors or they will prescribe a procedure by which a presiding Director is selected for these meetings. In the absence of another procedure being adopted by the Board, the person appointed will be the independent Director with the longest tenure on the Board in attendance at the meeting. The Board generally holds meetings of non-management directors four times per year and meetings of independent directors four times per year.

The Company's management is responsible for the ongoing assessment and management of the risks the Company faces, including risks relating to capital structure, strategy, liquidity and credit, financial reporting and public disclosure, operations and governance. Working with JBS USA, we have integrated sophisticated risk management techniques into our operations. We have taken steps to avoid, reduce and insure the different risks inherent in our business from a holistic viewpoint. We focus not only on operational risk, but financial and strategic risk as well. These areas of focus include input costs (commodity pricing, live and processed product cost and spoilage), revenue risk (sales price and mix), financial risk (adequate controls, timely and effective reporting systems and other management and governance systems) as well as competitive risks and market trends. We aim to identify, categorize and respond to these risks in a systematic manner to manage as much of their impact on our business as possible. The Board oversees management's policies and procedures in addressing these and other risks. Additionally, each of the Board's four committees (the Audit Committee, the Compensation Committee and the two Special Nominating Committees) monitor and report to the Board those risks that fall within the scope of such committees' respective areas of oversight responsibility. For example, the full Board directly oversees strategic risks. The Special Nominating Committees directly oversee risk management relating to Director nominations and independence. The Compensation Committee directly oversees risk management relating to employee compensation, including any risks of compensation programs encouraging excessive risk-taking. Finally, the Audit Committee directly oversees risk management relating to financial reporting, public disclosure and legal and regulatory compliance. The Audit Committee is also responsible for assessing the steps management has taken to monitor and control these risks and exposures and discussing guidelines and policies with respect to the Company's risk assessment and risk management.

Communications with the Board of Directors

Stockholders and other interested parties may communicate directly with our Board of Directors, any of its committees, all independent Directors, all non-management Directors, or any one Director serving on the Board by sending written correspondence to the desired person or entity attention of our Corporate Counsel at Pilgrim's Pride Corporation, 1770 Promontory Circle, Greeley, Colorado 80634. Communications are distributed to the Board, or to any individual Director or Directors as appropriate, depending on the facts and circumstances outlined in the communication.

Code of Business Conduct and Ethics and Corporate Governance Policies

Our Board of Directors has adopted a Code of Business Conduct and Ethics and Corporate Governance Policies of the Board of Directors. The full texts of the Code of Business Conduct and Ethics and Corporate Governance Policies are posted on our website at www.pilgrims.com, under the "Investors - Corporate Governance" caption. We intend to disclose future amendments to, or waivers from, certain provisions of the Code of Business Conduct and Ethics on our website within four business days following the date of such amendment or waiver.

Controlled Company Exemption

We are a "controlled company" under the NYSE listing standards because JBS USA owns or controls over 50% of the voting power of the outstanding common stock as of the Record Date. Accordingly, we take advantage of the exemptions in Sections 303A.01, 303A.04 and 303A.05 of the NYSE listing standards.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee of the Board of Directors of Pilgrim's Pride Corporation (the "Company") has reviewed and discussed with management the following Compensation Discussion and Analysis section of the Company's Proxy Statement for the fiscal year ended December 25, 2011 (the "Proxy Statement"). Based on our review and discussions, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Proxy Statement to be filed with the Securities and Exchange Commission.

Compensation Committee

Wesley Mendonça Batista
Michael L. Cooper
Wallim Cruz de Vasconcellos Junior

The information contained in this report shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the Securities and Exchange Commission, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or Securities Exchange Act of 1934, as amended.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

The following discusses the material elements of the compensation for our current and former principal executive officer, our former principal financial officer and our current chief financial officer listed in the "Summary Compensation Table" on page 23 (collectively, the "Named Executive Officers") during our fiscal year ended December 25, 2011. To assist in understanding compensation for 2011, we have included a discussion of our compensation policies and decisions for periods before and after 2011, where relevant. During 2011, the Compensation Committee and the Board had the overall responsibility for approving executive compensation and overseeing the administration of our incentive plans and employee benefit plans.

The Company's compensation principles are intended to implement our core objectives of aligning the long-term interests of our executives with those of our stockholders, attracting and retaining key leaders, and rewarding sustained performance and leadership excellence. In pursuing these objectives, the Compensation Committee uses certain guiding principles in designing the specific elements of the executive compensation program. These guiding principles and policies are that (i) incentive compensation should represent a significant portion of total compensation; (ii) compensation should be performance-based; (iii) compensation should be market competitive; and (iv) superior performance should be rewarded.

In order to further these guiding principles, the key components of our compensation in 2011 included both (i) cash compensation, in the form of base salaries, cash incentive compensation and bonuses, and (ii) other non-cash compensation, such as Company contributions to the Company's 401(k) salary deferral plan and health and welfare benefits, other certain perquisites and benefits, and with respect to our Chief Executive Officer, a grant of restricted stock.

The Compensation Committee believes a significant portion of the compensation to our Named Executive Officers should be performance based. For 2011, approximately 22% of the target cash compensation of our Chief Executive Officer, William W. Lovette, and approximately 45% of the target cash compensation of our Chief Financial Officer, Fabio Sandri, were "at risk," or dependent upon both the Company's and each individual's performance. In future years, the Company currently anticipates that approximately 50% of the target compensation of our Named Executive Officers will be at risk. The Compensation Committee also believes that our Chief Executive Officer's compensation should be balanced with longer term incentives. Accordingly, a significant portion of the compensation to our Chief Executive Officer was awarded in the form of restricted stock, which vests in two installments over a three-year period. The Compensation Committee believes this equity award more closely aligns his incentives with the long-term interests of our stockholders.

Additionally, the Company maintains the following policies that enhance the Company's "pay-for-performance" principles:

- the restriction of our directors, Named Executive Officers, and other key executive officers from hedging the economic interest in the Company securities that they hold;
- the prohibition of Company personnel, including the Named Executive Officers, from engaging in any short-term, speculative securities transactions, engaging in short sales, buying or selling put or call options, and trading in options (other than those granted by the Company); and
- our policy of not having any change-in-control or retirement arrangements with the Named Executive Officers.

Following the end of each fiscal year, the Compensation Committee conducts a review of all components of the Company's compensation program. In conducting its review, the Compensation Committee reviews information related to each Named Executive Officer's individual performance, total compensation, each of the components of compensation, and the Company's performance. At the annual meeting of our stockholders held on April 29, 2011, approximately 91% of our stockholders who voted on the "Say-on-Pay" proposal approved the compensation of our Named Executive Officers for 2010 in our "Say-on-Pay" proposal. The Compensation Committee believes that this stockholder vote indicates strong support for our executive compensation program. Accordingly, while new executive officers were hired in 2011, our compensation principals and objectives did not significantly change. At that same annual meeting of stockholders, our stockholders also recommended the Company hold an advisory vote on the compensation of the Company's Named Executive Officers annually. After consideration of this recommendation, the

Company agreed and will hold an advisory vote on our executive officer compensation every year until the next required vote on frequency of stockholder votes on Named Executive Officer compensation.

Executive Compensation Principles, Policies and Objectives

The Compensation Committee is responsible for establishing the principles that underlie our executive compensation program and that guide the design and administration of specific plans, agreements and arrangements for our executives. Our compensation principles are intended to implement our core objectives of attracting key leaders, motivating our executives to remain with the Company for long and productive careers, rewarding sustained financial and operating performance and leadership excellence and aligning the long-term interests of our executives with those of our stockholders. Our executive compensation principles and policies, which are established and refined from time to time by the Compensation Committee, are described below:

- *Incentive compensation should represent a significant portion of total compensation.* A significant portion of our executives' total compensation should be tied not only to how well they perform individually, but also, where applicable, should be "at risk" based on how well the Company performs relative to applicable financial objectives;
- *Compensation should be performance-based.* Compensation should be subject to performance-based awards as an executive officer's range of responsibility and ability to influence the Company's results increase;
- *Compensation levels should be market competitive.* Compensation should be competitive in relation to the marketplace; and
- *Superior performance should be rewarded.* Outstanding achievement should be recognized.

In addition, we believe that our compensation programs for executive officers should be appropriately tailored to encourage employees to grow our business, but not encourage them to do so in a way that poses unnecessary or excessive material risk to us. For 2011, the Compensation Committee believes that our Named Executive Officers' compensation is consistent with periods of economic stress and lower earnings, and equity incentives are aligned with our actions to stabilize the Company. Neither the Compensation Committee nor the Board of Directors retained a compensation consultant in 2011, nor did either use benchmarking of peer groups in setting our Named Executive Officers' compensation for 2011. At the annual meeting of our shareholders held on April 29, 2011, approximately 91% of the shareholders who voted on the "Say on Pay" proposal approved the compensation of our Named Executive Officers. The Compensation Committee believes that this shareholder vote indicates strong support for our executive compensation program.

Role of the Compensation Committee and Executive Officers in Compensation Decisions

The Compensation Committee was responsible for establishing and overseeing the overall compensation structure, policies and programs of the Company and assessing whether our compensation structure resulted in appropriate compensation levels and incentives for executive management of the Company. The Compensation Committee's objective is to ensure that the total compensation paid to each executive officer was fair, reasonable, competitive and motivational. The Compensation Committee conducts a review of all compensation for our executive officers, including our Named Executive Officers, and works with our Chief Executive Officer to evaluate and approve compensation of our executive officers other than the Chief Executive Officer. Our other Named Executive Officer, the Chief Financial Officer, reports directly to our Chief Executive Officer who supervises the day to day performance of the Chief Financial Officer. Accordingly, the Chief Executive Officer evaluates the Chief Financial Officer's individual performance against the Company-based performance factors, and makes recommendations to the Compensation Committee regarding his compensation. The Compensation Committee strongly considers the compensation recommendations and the performance evaluations by our Chief Executive Officer in making its decisions and any recommendations to the Board of Directors with respect to non-CEO compensation.

Components of Compensation

During 2011, the principal elements of compensation for our executive officers were as follows:

- base salaries;
- bonuses, including annual cash incentive compensation and discretionary bonuses;

- other compensation consisting primarily of Company contributions to the Company's 401(k) salary deferral plan and health and welfare benefits; and
- certain perquisites and other personal benefits.

Additionally, we provide our executive officers certain severance benefits if the executive is terminated other than for cause, as described below. The Compensation Committee and the Board believe that these severance benefits are necessary and advisable to keep executive officers focused on the best interests of the Company at times that may otherwise cause a lack of focus due to personal economic exposure. Further, the Compensation Committee and the Board believes that these severance benefits are necessary and advisable for retentive purposes to provide a measure of support to our Named Executive Officers who may receive offers of employment from competitors that would provide severance benefits. See "2011 Potential Payments Upon Termination" table for additional information regarding the severance payable to our Named Executive Officers. However, the Company does not provide any change-in-control or retirement arrangements to its Names Executive Officers.

We have entered into agreements relating to the employment of our Named Executive Officers, including William W. Lovette, our current Chief Executive Officer and President, Don Jackson, our former Chief Executive Officer and President, and Gary Tucker, our former Principal Financial Officer, as described below under "Compensation to Don Jackson", "Compensation to William W. Lovette", and "Compensation to Gary Tucker." The Compensation Committee and the Board believe it is prudent to use these arrangements, as necessary, as a means to attract and/or retain these executives. The Compensation Committee believes that providing employment agreements to executive officers fosters an environment of relative security within which we believe our executives will be able to focus on achieving Company goals. We have granted equity awards to our Chief Executive Officer at a level in which the Board and the Compensation Committee believes will provide the executive long-term incentives and align his interests with those of our stockholders. We also maintain a performance-based, omnibus long-term incentive plan (the "LTIP"), which provides for the grant of a broad range of long-term equity-based and cash-based awards. No awards were made under the LTIP during 2011 and we do not have a formal stock ownership requirement for our executive officers.

Base Salary

We provide our Named Executive Officers and other employees with a base salary to provide a fixed amount of compensation for services during the fiscal year. The base salaries for Don Jackson, William W. Lovette and Gary Tucker were governed by agreements, which are described below under "Compensation to Don Jackson", "Compensation to William W. Lovette", and "Compensation to Gary Tucker." In 2011, the Board of Directors appointed Fabio Sandri as Chief Financial Officer effective June 6, 2011. Mr. Sandri's base salary was determined by the Compensation Committee, with input from Mr. Lovette, which is described below under "Compensation to Fabio Sandri." Base salary increases are subjectively determined by the Compensation Committee for each of the executive officers on an individual basis, taking into consideration a subjective assessment of individual contributions to Company performance, length of tenure, compensation levels for comparable positions, internal equities among positions and, with respect to executives other than the Chief Executive Officer, the recommendations of the Chief Executive Officer. The Compensation Committee did not increase the base salary of any Named Executive Officer in 2011.

Annual Cash Incentive Compensation

Cash incentive awards are determined by the Compensation Committee and granted under the terms of the Company's Short Term Management Incentive Plan (the "STIP"). Additionally, we may also provide short-term incentives to executives by awarding annual cash bonuses determined by the Compensation Committee on a discretionary basis. The bonuses reward achievement of short-term goals and allow us to recognize individual and team achievements. The STIP is an annual incentive program providing for the grant of bonus awards payable upon achievement of specified performance goals. The STIP was approved by the bankruptcy court and the stockholders in connection with the confirmation of Company's the plan of reorganization in December 2009. The STIP permits the grant of awards that are not intended to qualify as deductible under section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Full-time salaried, exempt employees of the Company and its affiliates who are selected by the administering committee are eligible to participate in the STIP.

As part of developing the Company's compensation strategy for the fiscal year ended December 25, 2011, the Compensation Committee established new annual performance goals and target payout amounts under the STIP for William W. Lovette, our President and Chief Executive Officer, and Fabio Sandri, our Chief Financial Officer. Dr.

Jackson was not eligible to receive a bonus under the STIP for 2011 due to his resignation effective January 3, 2011. Mr. Tucker was not eligible to receive a bonus under the STIP for 2011 due to the termination of his employment effective June 6, 2011. The Compensation Committee established the 2011 fiscal year performance measure under the STIP solely based on income (loss) from continuing operations plus interest, taxes, depreciation and amortization ("EBITDA"). EBITDA, determined based on the Company's audited financial statements and principles generally accepted in the United States ("US GAAP") as applied on a consistent basis by the Company, is our sole performance measure under the STIP because EBITDA is a common analytical indicator within our industry and it provides a simple and understandable measure of our liquidity. As an inducement for Mr. Lovette to join the Company, the Compensation Committee approved the target EBITDA amount of $500 million and a threshold EBITDA amount of $400 million (80% of the EBITDA target) relating to 2011 performance. Similarly, as an inducement for Mr. Sandri to join the Company, the Compensation Committee approved a target EBITDA amount of $500 million and a threshold EBITDA amount of $425 million (85% of the EBITDA target) relating to 2011 performance.

For Mr. Lovette and Mr. Sandri, the Compensation Committee established a sliding scale to determine the amount of annual cash bonus. For 2011 performance, Mr. Lovette and Mr. Sandri were eligible to receive a bonus payout of (i) 50% of their base salaries if the Company achieved 80% of target EBITDA for Mr. Lovette and 85% of target EBITDA for Mr. Sandri, (ii) between 50% and 100% of their base salaries if the Company achieved over 80% and 85% for Mr. Lovette and Mr. Sandri, respectively, and less than 100% of target EBITDA, (iii) 100% of their base salaries if the Company achieved 100% of target EBITDA and (iv) 100% of their base salary plus a percentage of EBITDA in excess of $500 million if the Company achieved over 100% of target EBITDA. Mr. Lovette was guaranteed to receive a bonus for 2011 of not less than $500,000 in accordance with his employment agreement. The Compensation Committee considered this one-time, guaranteed bonus was necessary in order to attract an executive officer with the industry experience of Mr. Lovette. The maximum bonus that Mr. Lovette was eligible to receive under the STIP for 2011 performance was $10.0 million. For 2011, any bonus payout for Mr. Sandri would have been prorated based on the portion of the year that he was employed.

Under the terms of the STIP, our Compensation Committee is responsible for determining whether the Company meets its performance targets for a performance period. For 2011, the Compensation Committee determined the threshold EBITDA amount for payment of bonuses set forth in the STIP was not met. In accordance with his employment agreement, Mr. Lovette received a $500,000 bonus for 2011. Mr. Sandri did not receive a bonus for 2011 performance under the terms of the STIP. The Compensation Committee did not elect to provide any discretionary bonus to either Mr. Lovette or Mr. Sandri for 2011.

Other Compensation

Our executive officers receive no special employee benefits. During 2011, our executive officers were able to participate on the same basis as other employees in the Company's 401(k) salary deferral plan (the "401(k) Plan"). Contributions to the 401(k) Plan are made up of a 30% matching contribution on the first 6% of pay to the extent such contributions are not in excess of the Code limits on contributions to 401(k) plans. Under the 401(k) Plan, the Company may make additional matching contributions or other profit sharing contributions at its discretion. There were no discretionary contributions in 2011. We do not have any other pension plan for our executive officers. Contributions to Named Executive Officers made in 2011 under our 401(k) Plan are reported in the Summary Compensation Table.

During 2011, we maintained and continue to maintain the Pilgrim's Pride Corporation 2005 Deferred Compensation Plan (the "Deferred Compensation Plan") to help provide for the long-term financial security of our US employees who meet the Internal Revenue Service definition of a "highly compensated employee," which include all of our Named Executive Officers and certain other key personnel. Under the Deferred Compensation Plan, participants may elect to defer up to 80% of their base salary and/or up to 100% of their annual cash bonus payments as part of their personal retirement or financial planning. Highly compensated employees who elect to defer compensation in the Deferred Compensation Plan must do so annually prior to the beginning of each calendar year and may direct the investment of the amount deferred and retained by us. The Deferred Compensation Plan is administered by the administrative committee appointed by our Board, and deferred compensation may be invested in authorized funds which are similar to the investment options available under our 401(k) Plan. None of our Named Executive Officers participated in the Deferred Compensation Plan during 2011.

We also provide a variety of health and welfare programs to all eligible employees to offer employees and their families, protection against catastrophic loss and to encourage healthy lifestyles. The health and welfare programs we offer include medical, wellness, pharmacy, dental, vision, life insurance and accidental death and disability. Our executive officers and management generally are eligible for the same benefit programs on the same basis as our other domestic employees.

Perquisites and Other Personal Benefits

During 2011, we provided our Named Executive Officers with perquisites and other personal benefits that we believed to be reasonable and consistent with our overall compensation program to better enable us to attract and retain competent executives for key positions. The Compensation Committee periodically reviewed the levels of perquisites and other personal benefits that we provided to our Named Executive Officers. During 2011, our executive officers were eligible to receive company-paid or company-subsidized life insurance and disability coverage on the same basis as our other domestic payroll employees. In 2011, Mr. Lovette received certain perquisites under the Company's executive relocation policy and repayment agreement. The Company also agreed to purchase Mr. Lovette's current residence in Arkansas on reasonable and customary commercial terms and at a purchase price not to exceed approximately $2.13 million. In 2011, Mr. Sandri received a one-time payment of $20,000 to assist with his expenses incurred when relocating to the Greeley, Colorado area. Information regarding these perquisites is reported below in the Summary Compensation Table. In establishing the total compensation of the executive officers, the Compensation Committee considered all perquisites and other personal benefits. The Compensation Committee considered these perquisites and other personal benefits as essential and consistent with market practice in order to induce each of Mr. Lovette and Mr. Sandri to join the Company.

Long Term Incentive Plan

In September 2009, our Board approved, subject to confirmation of the Plan of Reorganization by the Bankruptcy Court and stockholder approval, the LTIP. The Bankruptcy Court and the stockholders approved the LTIP in connection with the confirmation of the Plan of Reorganization in December 2009. The LTIP is administered by the Board. The LTIP provides for the grant of a broad range of long-term equity-based and cash-based awards to the Company's officers and other employees, members of the Board and any consultants. The equity-based awards that may be granted under the LTIP include "incentive stock options," within the meaning of the Code, nonqualified stock options, stock appreciation rights, restricted stock awards, restricted stock units and other stock based awards. Currently, the maximum number of shares reserved for issuance under the LTIP is 6,688,068 shares and the maximum number of shares with respect to which awards of any and all types may be granted during a calendar year to any participant is limited, in the aggregate, to 5,000,000 shares. The maximum amount that may be paid in cash during any fiscal year with respect to any award (including any performance bonus award) is $10,000,000. Except as may otherwise be provided in any applicable award agreement or other written agreement entered into between the Company and a participant in the LTIP, if a "change in control" occurs and the participant's awards are not converted, assumed, or replaced by a successor entity, then immediately prior to the change in control the awards will become fully exercisable and all forfeiture restrictions on the awards will lapse. As of March 27, 2012, no awards have been made under the LTIP.

Compensation to Don Jackson

In December 2008, Dr. Jackson was appointed as our Chief Executive Officer and President. As an inducement to join the Company, as well as to create an incentive for Dr. Jackson to forego other career opportunities, the then compensation committee determined it was necessary to offer an employment agreement to Dr. Jackson, setting forth specific elements of compensation, termination, and other arrangements (the "Jackson Employment Agreement").

Base Salary and Incentive Compensation

Under the Jackson Employment Agreement, Dr. Jackson received an annual base salary of not less than $1,500,000. Dr. Jackson was also eligible to participate in all incentive plans, practices, policies and programs applicable generally to other executive personnel of the Company, including, but not limited to, the STIP and the LTIP.

Perquisites and Other Personal Benefits

Under the Jackson Employment Agreement, Dr. Jackson was entitled to participate in the Company's savings and retirement plans, practices and programs generally applicable to other executive personnel of the Company. Dr. Jackson was also eligible to participate in all group benefits plans and programs the Company had established for its executive employees.

Dr. Jackson's Separation from Pilgrim's Pride

On December 16, 2010, Dr. Jackson informed the Board of his decision to resign as Chief Executive Officer and President effective as of January 2, 2011. Dr. Jackson resigned to assume the position of Chief Executive Officer and President of JBS USA. Dr. Jackson continues to serve as a member of the Board as a JBS Director. Under the Jackson Employment Agreement, Dr. Jackson was not entitled to any severance payment in connection with his resignation and was obligated to repay a portion of the $3,000,000 signing bonus he received in connection with his initial employment with the Company. On February 11, 2011, Dr. Jackson paid the Company $1,083,333 of his signing bonus according to the terms of his agreement. In connection with Dr. Jackson's separation from the Company we terminated a change in control agreement with him.

Compensation to William W. Lovette

In December 2010, the Board approved the appointment of Mr. Lovette as our Chief Executive Officer and President, effective January 3, 2011. On January 14, 2011, we entered into an employment agreement with Mr. Lovette (the "Lovette Employment Agreement"). Mr. Lovette brings more than 29 years of industry leadership experience to the Company. In order to attract someone with Mr. Lovette's significant industry-specific experience, the Compensation Committee decided that it was necessary to offer an employment agreement to Mr. Lovette as an inducement for him to join the Company. The terms of the Lovette Employment Agreement were negotiated directly between certain members of the Board and Mr. Lovette and were approved by the Compensation Committee. The terms were in part influenced by the terms of his compensation at his previous employer. The Compensation Committee structured the Lovette Employment Agreement so that a significant amount of Mr. Lovette's annual compensation would be tied to both the performance of the Company and his individual performance, and therefore, would be "at risk." In addition, the Compensation Committee granted Mr. Lovette time-vesting restricted stock immediately upon joining the Company to better align his incentives with the long-term interests of our stockholders. Consistent with the Company's compensation policy, the Lovette Employment Agreement does not provide for any change-in-control or retirement arrangements. The Lovette Employment Agreement will expire on January 14, 2014, unless otherwise terminated pursuant to its terms.

Base Salary and Incentive Compensation

Under the Lovette Employment Agreement, Mr. Lovette receives an annual base salary of not less than $1,000,000. Mr. Lovette also received a one-time signing bonus of $250,000, which was subject to repayment on a pro-rata basis over a one-year period if his employment with the Company ended for any reason prior to December 31, 2011 or if he had not established residency in the vicinity of the Company's headquarters in Colorado by such date. Mr. Lovette has moved his residency to Colorado and is not required to repay the signing bonus. For each full year during the term of employment, Mr. Lovette will be eligible to earn an annual cash bonus under the STIP. Mr. Lovette's individual performance targets and bonus for 2011 were as follows:

2011 EBITDA	**Bonus Amount**
$400 million (Threshold)	$500,000
$500 million (Target)	$1,000,000
Above $500 million	$1,000,000 plus .5% (i.e., .005) of the excess above $500 million EBITDA

For purposes of Mr. Lovette's bonus, "EBITDA" for each applicable period shall be determined by the Board in accordance the Company's audited financial statements and US GAAP as applied on a consistent basis by the Company. For 2011, under the STIP, the maximum bonus Mr. Lovette could receive was $10,000,000. The Company's EBITDA in 2011 did not meet the threshold amount. However, pursuant to the terms of the Lovette Employment Agreement, Mr. Lovette's bonus for 2011 was guaranteed not to be less than $500,000, regardless of whether the Company's EBITDA met the threshold amount in 2011.

Perquisites and Other Personal Benefits

Under the Lovette Employment Agreement, Mr. Lovette is entitled to participate in the Company's savings and retirement plans, practices and programs generally applicable to other executive personnel of the Company. Mr.

Lovette is also eligible to participate in all group benefits plans and programs the Company has established or may establish for its executive employees, including the Company's executive relocation policy and repayment agreement, which provides moving and other relocation related expenses, including assistance selling a home and temporary housing. Any amounts under the executive relocation policy and repayment agreement must be repaid if employment is terminated within one year from the hire date.

Under the Lovette Employment Agreement, the Company agreed to purchase Mr. Lovette's residence in Arkansas on reasonable and customary commercial terms and at a purchase price not to exceed approximately $2.13 million. Consequently, Mr. Lovette transferred all of his rights and the Company assumed all obligations relative to the property for the purchase price of $2.13 million. For additional information, see "Related Party Transactions - Certain Transactions."

Restricted Stock Grant

As an inducement to Mr. Lovette's employment with the Company and Mr. Lovette's execution of the Lovette Employment Agreement, the Company awarded Mr. Lovette 200,000 restricted shares of Pilgrim's Pride common stock. One-half of his restricted shares will vest on January 14, 2013 and the remaining restricted shares will vest on January 14, 2014, in each case, subject to Mr. Lovette's continued employment with the Company through the applicable vesting date.

Severance Payments

Mr. Lovette's employment agreement can be terminated at any time by the Company. If the Company terminates him other than for "cause" during the term of his agreement, the Company will continue to pay him his base salary for two years following such termination, subject to certain requirements, including the delivery of a customary release. Under the Lovette Employment Agreement, no other severance or termination payments or benefits will be payable to Mr. Lovette as a result of his termination or resignation of employment, including under the Severance Plan, as described below.

For the purposes of the Lovette Employment Agreement "cause" means, as determined by the Board: (i) Mr. Lovette's conviction in a court of law of, or entry of a guilty plea or plea of no contest to, a felony charge (regardless of whether subject to appeal); (ii) Mr. Lovette's willful and continued failure to perform substantially his duties for the Company (other than any such failure resulting from Mr. Lovette's incapacity due to physical or mental illness); (iii) any willful act that constitutes on Mr. Lovette's part fraud, dishonesty in any material respect, breach of fiduciary duty, misappropriation, embezzlement or gross misfeasance of duty; (iv) Mr. Lovette's willful disregard or continued breach in any material respect of published Company policies and procedures or codes of ethics or business conduct; or (v) any other material breach by Mr. Lovette of any provision of the Lovette Employment Agreement.

Compensation to Gary Tucker

General Terms

Gary Tucker was appointed as the Company's Principal Financial Officer upon the Company's emergence from the Chapter 11 bankruptcy proceedings on December 28, 2009. Mr. Tucker also served as the Company's Senior Vice President, Corporate Controller. On June 1, 2010, Mr. Tucker entered into a letter agreement with us (the "Letter Agreement") pursuant to which Mr. Tucker received a specific compensation package in exchange for his commitment to terminate the change in control agreement with the Company dated October 10, 2008 and to retain his services with the Company. Under the agreement, Mr. Tucker's annual base salary was increased from $250,215 to $300,000, effective June 1, 2010.

Under the Letter Agreement, Mr. Tucker was entitled to receive a one-time cash payment equal to $650,000 payable upon the earliest of (i) the mandatory exchange transaction (the "Mandatory Exchange Transaction") of the Company's common stock for shares of common stock of JBS USA, (ii) any similar event to the Mandatory Exchange Transaction whereby the Company would cease to be deemed a publicly-traded company or would merge with JBS USA and (iii) the date of termination of Mr. Tucker's employment for any reason other than "cause" as defined below.

Mr. Tucker's Separation from Pilgrim's Pride

Mr. Tucker's employment was terminated effective June 6, 2011. Under the Letter Agreement, Mr. Tucker received a lump-sum cash severance payment of $650,000. In addition, Mr. Tucker received a lump-sum cash payment equal to $150,000 and a vacation pay-out equal to $17,308 under the Severance Plan, as described below.

Compensation to Fabio Sandri

Fabio Sandri was appointed as the Company's Chief Financial Officer effective June 6, 2011. His appointment was approved by the Board of Directors on June 1, 2011. The terms of Mr. Sandri's compensation were negotiated directly between certain members of the Board, with the input from Mr. Lovette, and Mr. Sandri and were approved by the Compensation Committee. The terms were in part influenced by the terms of his compensation at his previous employer. The Compensation Committee structured the terms of Mr. Sandri's compensation so that a significant amount of Mr. Sandri's annual compensation would be tied to both the performance of the Company and his individual performance, and therefore, would be "at risk." As a result, Mr. Sandri is provided an annual base salary of $375,000 and eligibility to participate in the STIP with a bonus target equal to 100% of the annual base salary. For additional information regarding Mr. Sandri's bonus award, see "- Components of Compensation - Annual Cash Incentive Compensation." Consistent with the Company's compensation policy, the terms of Mr. Sandri's compensation do not provide for any change-in-control or retirement arrangements.

Mr. Sandri received a one-time signing bonus of $75,000 and a one-time payment of $20,000 to assist with expenses related to his relocation to the Greeley, Colorado area. Under the terms of his employment, both payments are subject to repayment in full if he voluntarily resigns or is terminated for cause prior to June 6, 2013. Mr. Sandri is also eligible to participate in the Company's other benefit plans and severance plan that are generally available to the Company's senior officers.

Severance Plan

During 2011, we maintained the Pilgrim's Pride Corporation Severance Plan (the "Severance Plan"), pursuant to which we provided severance payments to eligible employees, including certain Named Executive Officers, if their employment was terminated "without cause" (as defined below). The Severance Plan does not cover termination due to death, disability or retirement, termination for cause or termination at the end of the leave of absence that exceeded the maximum permitted by the Company. Under the Severance Plan, in exchange for signing an enforceable waiver and release agreement, upon termination without cause, a Named Executive Officer was entitled to receive as severance pay an amount equal to: one week per year of service with the Company, plus a minimum of 16 supplemental weeks (in addition to years of service amount), with a total maximum of 52 weeks of pay. In addition, if the Company provided less than two weeks notice of termination without cause, an executive officer would have been entitled to up to two additional weeks of severance in lieu of notice. Additional benefits available to eligible employees under the Severance Plan included career transition services as determined by the Company, including without limitation, written materials, company-sponsored training and job fairs. Under the Lovette Employment Agreement, Mr. Lovette is not entitled to any severance or termination payments or benefits under the Severance Plan.

Tax Considerations

Section 162(m) of the Code imposes limitations on the deductibility for federal income tax purposes of compensation over $1,000,000 paid to each of our Named Executive Officers in a taxable year. Compensation above $1,000,000 may only be deducted if it is "performance-based compensation" within the meaning of the Code. Amounts payable under the Bonus Plan are intended to be performance-based compensation meeting these requirements and, as such, be fully deductible. However, the Company has not adopted a policy requiring all compensation to be deductible. For 2011, certain compensation to Mr. Lovette (including his bonus and grant of restricted stock) did not qualify as performance-based compensation and was not deductible.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below summarizes compensation paid to or earned by our Named Executive Officers, comprised of our Chief Executive Officer and our Chief Financial Officer, who were serving at December 25, 2011, as well as two other former executive officers for whom disclosure is required.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation[a] ($)	Total ($)
William W. Lovette	2011	980,769	750,000[e]	1,420,000[h]	—	24,961	3,175,730
Chief Executive Officer and President							
Don Jackson	2011	—	—	—	—	—	—
Former Chief Executive Officer and	2010	1,500,000	1,100,000	—	—	63,501	2,663,501
President[b]	2009T[d]	375,000	—	1,789,680	—	1,414	2,166,094
	2009	975,000	1,916,667[f]	—	3,674,713	5,484	6,571,864
Fabio Sandri	2011	221,136	75,000[g]	—	—	20,090	316,226
Chief Financial Officer							
Gary D. Tucker	2011	132,692	—	—	—	826,198	958,890
Former Principal Financial Officer[c]	2010	278,746	110,000	—	—	4,443	393,189

(a) For 2011, the "All Other Compensation" column includes the following items of compensation:

i. Our contribution to Gary D. Tucker made under our 401(k) Plan was $955.

ii. Section 79 income to the named individuals due to group term life insurance in the following amounts: William W. Lovette, $1,636; Fabio Sandri, $90; Gary D. Tucker, $871.

iii. The Company reimburses employees for a portion of their long-term disability premium cost. The named individuals' reimbursements for a portion of their long-term disability premium cost in the following amounts: William W. Lovette, $594 and Gary D. Tucker, $266.

iv. The Company incurred $22,731 in expenses related to William W. Lovette's relocation to the Greeley, Colorado area.

v. Fabio Sandri received a one-time cash payment of $20,000 to assist with expenses related to his relocation to the Greeley, Colorado area. Gary D. Tucker received $5,000 to assist with expenses related to his relocation to the Greeley, Colorado area and $1,798 as a tax gross-up payment relating to the relocation benefit.

vi. Gary D. Tucker received $817,308 in connection with his departure on June 6, 2011. Under the Letter Agreement, Mr. Tucker received a lump-sum cash severance payment of $650,000. Under the Company's severance plan, Mr. Tucker also received a lump-sum cash severance payment of $150,000 and $17,308 in accrued vacation.

(b) Don Jackson resigned as Chief Executive Officer and President effective as of January 2, 2011.

(c) Gary D. Tucker resigned as Principal Financial Officer effective June 6, 2011.

(d) In December 2009, we changed the Company's fiscal year end from the Saturday nearest September 30 of each year to the last Sunday in December of each year. The change was effective with the Company's 2010 fiscal year, which began on September 27, 2009, and ended on December 26, 2010, and resulted in an approximate three-month transition period which began September 27, 2009 and ended December 27, 2009. The transition period is entitled "2009T."

(e) Bonuses paid to William W. Lovette included a one-time signing bonus of $250,000 and $500,000 under the STIP in connection with the Lovette Employment Agreement.

(f) As a result of Dr. Jackson's resignation as our Chief Executive Officer and President effective as of January 2, 2011, under the Jackson Employment Agreement, Dr. Jackson was obligated to repay a portion of the $3,000,000 signing bonus he received in connection with his initial employment with the Company. On February 11, 2011, Dr. Jackson paid the Company $1,083,333 of his signing bonus according to the terms of his agreement. The 2009 bonus amount is adjusted to reflect the repayment.

(g) Fabio Sandri received a one-time signing bonus of $75,000 in connection with his employment with the Company.

(h) Mr. Lovette received 200,000 shares of restricted stock in connection with entering into an employment agreement with the Company. The amounts in this column reflects the value of the restricted stock granted to Mr. Lovette as determined in accordance with Accounting Standards Codification Topic 718, *Compensation – Stock Compensation*. The value of the stock award at date of grant was $1,420,000 based on the close price of the Company's common stock on January 14, 2011.

2011 Grants of Plan-Based Awards Table

Name	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(a)		
	Threshold ($)	Target ($)	Maximum ($)
William W. Lovette	500,000	1,000,000	10,000,000
Fabio Sandri	187,500	375,000	10,000,000

(a) The amounts reported in these columns reflect the threshold, target and maximum amounts available under the STIP. Threshold, target and maximum amounts under the STIP were determined by the Compensation Committee in February 2011. The threshold and target for Mr. Lovette were determined in accordance with the Lovette Employment Agreement. Under the terms of the STIP, our Compensation Committee is responsible for determining whether the Company meets its performance targets for a performance period. For 2011, the Compensation Committee determined the threshold EBITDA amount for payment of bonuses under the STIP was not met. Under the Lovette Employment Agreement, Mr. Lovette's bonus for 2011 was guaranteed not be less than $500,000.

2011 Outstanding Equity Awards at Fiscal Year-End

	Stock Awards			
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
William W. Lovette	200,000	1,198,000	—	—

(a) As an inducement to Mr. Lovette's employment with the Company and Mr. Lovette's execution of the Lovette Employment Agreement, as described below, the Company awarded Mr. Lovette 200,000 restricted shares of Pilgrim's Pride common stock. One-half of his restricted shares will vest on January 14, 2013 and the remaining restricted shares will vest on January 14, 2014, in each case, subject to Mr. Lovette's continued employment with the Company through the applicable vesting date.

Jackson Employment Agreement

In December 2008, Dr. Jackson was appointed as our Chief Executive Officer and President. On January 27, 2009, the Bankruptcy Court approved and executed the Jackson Employment Agreement with Dr. Jackson.

Base Salary and Incentive Compensation

Under the Jackson Employment Agreement, Dr. Jackson received an annual base salary of not less than $1,500,000. Dr. Jackson was also eligible to participate in all incentive plans, practices, policies and programs applicable generally to other executive personnel of the Company, including, but not limited to, the STIP and the LTIP.

Perquisites and Other Personal Benefits

Under the Jackson Employment Agreement, Dr. Jackson was entitled to participate in the Company's savings and retirement plans, practices and programs generally applicable to other executive personnel of the Company. Dr. Jackson was also eligible to participate in all group benefits plans and programs the Company had established for its executive employees.

Dr. Jackson's Separation from Pilgrim's Pride

On December 16, 2010, Dr. Jackson informed the Board of his decision to resign as Chief Executive Officer and President effective as of January 2, 2011. Dr. Jackson resigned to assume the position of Chief Executive Officer and President of JBS USA. Dr. Jackson continues to serve as a member of the Board as a JBS Director. Under the Jackson Employment Agreement, Dr. Jackson was not entitled to any severance payment in connection with his resignation and was obligated to repay a portion of the $3,000,000 signing bonus he received in connection with his initial employment with the Company. On February 11, 2011, Dr. Jackson paid the Company $1,083,333 of his signing bonus according to the terms of his agreement.

Lovette Employment Agreement

In December 2010, the Board approved the appointment of Mr. Lovette, as our Chief Executive Officer and President, effective January 3, 2011. On January 14, 2011, we entered into an employment agreement with Mr. Lovette (the "Lovette Employment Agreement"). Mr. Lovette brings more than 29 years of industry leadership experience to the Company. In light of Mr. Lovette's significant industry-specific experience, the Compensation Committee decided that it was necessary to offer an employment agreement to Mr. Lovette in order to create an incentive for him to join the Company. The Lovette Employment Agreement will expire on January 14, 2014, unless otherwise terminated pursuant to its terms.

Base Salary and Incentive Compensation

Under the Lovette Employment Agreement, Mr. Lovette receives an annual base salary of not less than $1,000,000. Mr. Lovette also received a one-time signing bonus of $250,000, which was subject to repayment on a pro-rata basis over a one-year period if his employment with the Company ends for any reason prior to December 31, 2011 or he had not established residency in the vicinity of the Company's headquarters in Colorado by such date. Mr.

Lovette has moved his residency to Colorado and is not required to repay the signing bonus. For each full year during the term of employment, Mr. Lovette will be eligible to earn an annual cash bonus under the STIP. Mr. Lovette's individual performance targets and bonus for 2011 are as follows:

2011 EBITDA	**Bonus Amount**
$400 million	$500,000
$500 million	$1,000,000
Above $500 million	$1,000,000 plus .5% (i.e., .005) of the excess above $500 million EBITDA

Under the Lovette Employment Agreement, Mr. Lovette's bonus for 2011 was guaranteed not to be less than $500,000. Under the STIP, the maximum bonus that Mr. Lovette could receive was $10,000,000. For purposes of Mr. Lovette's bonus, "EBITDA" for each applicable period shall be determined by the Board in accordance the Company's audited financial statements and US GAAP as applied on a consistent basis by the Company.

Perquisites and Other Personal Benefits

Under the Lovette Employment Agreement, Mr. Lovette is entitled to participate in the Company's savings and retirement plans, practices and programs generally applicable to other executive personnel of the Company. Mr. Lovette is also eligible to participate in all group benefits plans and programs the Company has established or may establish for its executive employees, including the Company's executive relocation policy and repayment agreement, which provides moving and other relocation related expenses, including assistance selling a home and temporary housing. Any amounts under the executive relocation policy and repayment agreement must be repaid if employment is terminated within one year from the hire date.

Under the Lovette Employment Agreement, the Company agreed to purchase Mr. Lovette's residence in Arkansas on reasonable and customary commercial terms and at a purchase price not to exceed approximately $2.13 million. Consequently, Mr. Lovette transferred all of his rights and the Company assumed all obligations relative to the property for the purchase price of $2.13 million. For additional information, see "Related Party Transactions - Certain Transactions."

Restricted Stock Grant

As an inducement to Mr. Lovette's employment with the Company and Mr. Lovette's execution of the Lovette Employment Agreement, the Company awarded Mr. Lovette 200,000 restricted shares of Pilgrim's Pride common stock. One-half of his restricted shares will vest on January 14, 2013 and the remaining restricted shares will vest on January 14, 2014, in each case, subject to Mr. Lovette's continued employment with the Company through the applicable vesting date.

Severance Payments

Mr. Lovette's employment agreement can be terminated at any time by the Company. If the Company terminates him other than for "cause" during the term of his agreement, the Company will continue to pay him his base salary for two years following such termination, subject to certain requirements, including the delivery of a customary release. Under the Lovette Employment Agreement, no other severance or termination payments or benefits will be payable to Mr. Lovette as a result of his termination or resignation of employment, including under the Severance Plan, as described below.

For the purposes of the Lovette Employment Agreement "cause" means, as determined by the Board: (i) Mr. Lovette's conviction in a court of law of, or entry of a guilty plea or plea of no contest to, a felony charge (regardless of whether subject to appeal); (ii) Mr. Lovette's willful and continued failure to perform substantially his duties for the Company (other than any such failure resulting from Mr. Lovette's incapacity due to physical or mental illness); (iii) any willful act that constitutes on Mr. Lovette's part fraud, dishonesty in any material respect, breach of fiduciary duty, misappropriation, embezzlement or gross misfeasance of duty; (iv) Mr. Lovette's willful disregard or continued breach in any material respect of published Company policies and procedures or codes of ethics or business conduct; or (v) any other material breach by Mr. Lovette of any provision of the Lovette Employment Agreement.

Tucker Letter Agreement

General Terms

Gary Tucker was appointed as the Company's Principal Financial Officer upon the Company's emergence from the Chapter 11 bankruptcy proceedings on December 28, 2009. Mr. Tucker also served as the Company's Senior Vice President, Corporate Controller. On June 1, 2010, Mr. Tucker entered into a letter agreement (the "Letter Agreement") with us pursuant to which Mr. Tucker received a specific compensation package in exchange for his commitment to forfeit the change in control agreement between the Company and Mr. Tucker dated October 10, 2008 and relocate his principal place of business to the Greeley, Colorado area. Under the agreement, Mr. Tucker's annual base salary was increased from $250,215 to $300,000 effective June 1, 2010. The Letter Agreement provided that Mr. Tucker would be eligible to receive a target bonus equal to 50% of his annual base salary, contingent upon Mr. Tucker's continued employment through the 2011 calendar year, as well as the Company making a EBITDA threshold earnings goal of $425 million. The potential bonus award was granted under the STIP. However, because Mr. Tucker's employment was terminated effective June 6, 2011, he did not receive this bonus award.

Under the Letter Agreement, Mr. Tucker was entitled receive a one-time cash payment equal to $650,000 payable upon the earliest of (i) the mandatory exchange transaction (the "Mandatory Exchange Transaction") of the Company's common stock for shares of common stock of JBS USA, (ii) any similar event to the Mandatory Exchange Transaction whereby the Company would cease to be deemed a publicly-traded company or would merge with JBS USA and (iii) the date of termination of Mr. Tucker's employment for any reason other than "cause" as defined below.

Under the Letter Agreement, "cause" means any one of the following specific material acts or failure to act by an executive: (i) executive's conviction in a court of law of, or entry of a guilty plea or plea of no contest, to a felony charge (regardless of whether subject to appeal); (ii) the willful and continued failure of executive to perform substantially executive's duties with the Company (other than any such failure resulting from incapacity due to physical or mental illness or following executive's delivery of a notice of termination for good reason); (iii) any willful act that constitutes, on the part of executive, fraud, dishonesty in any material respect, breach of fiduciary duty, misappropriation, embezzlement or gross misfeasance of duty; (iv) willful disregard or continued breach in any material respect of published Company policies and procedures, codes of ethics or business conduct or any material duty or obligation under the agreement; provided, however, that in the case of (ii) and (iv) above, such conduct or omission shall not constitute "cause" unless the Board, the Chief Executive Officer or the Company shall have delivered to executive notice identifying with specificity (a) the conduct or omission the Board, Chief Executive Officer or the Company believes constitutes "cause," (b) reasonable action that would remedy such objection, and (c) a reasonable time (not less than 30 days) within which executive may take such remedial action, and executive shall not have taken such specified remedial action within the specified time.

Mr. Tucker's Separation from Pilgrim's Pride

Mr. Tucker's employment was terminated effective June 6, 2011. Under the Letter Agreement, Mr. Tucker received a lump-sum cash severance payment of $650,000. In addition, Mr. Tucker received a lump-sum cash payment equal to $150,000 and a vacation pay-out equal to $17,308 under the Severance Plan, as described below.

Sandri Employment Terms

As discussed above Fabio Sandri was appointed as the Company's Chief Financial Officer effective June 6, 2011. His appointment was approved by the Board of Directors on June 1, 2011. Mr. Sandri is provided an annual base salary of $375,000 and eligibility to participate in the STIP with a bonus target equal to 100% of the annual base salary. For additional information regarding Mr. Sandri's bonus award, see "Compensation Discussion and Analysis - Components of Compensation - Annual Cash Incentive Compensation."

Mr. Sandri received a one-time signing bonus of $75,000 and a one-time payment of $20,000 to assist with expenses related to his relocation to the Greeley, Colorado area. Both of these payments are subject to repayment in full if he voluntarily resigns or is terminated for cause prior to June 6, 2013. Mr. Sandri is also eligible to participate in the Company's other benefit plans that are generally available to the Company's senior officers.

Short Term Incentive Plan

In September 2009, our Board approved, subject to confirmation of the Plan of Reorganization by the Bankruptcy Court and the approval of our stockholders, the STIP, a new annual incentive program for use following the Company's exit from bankruptcy, providing for the grant of bonus awards payable upon achievement of specified performance goals. The Bankruptcy Court and the stockholders approved the STIP in connection with the confirmation of the Plan of Reorganization in December 2009. The STIP permits the grant of awards that are not intended to qualify as deductible under section 162(m) of the Code. Full-time salaried, exempt employees of the Company and its affiliates who are selected by the administering committee, in its sole discretion, will be eligible to participate in the STIP. The awards under the STIP may be paid, at the option of the Compensation Committee, in cash, or in the Company's common stock, or in any combination of cash and common stock. The Compensation Committee currently administers the STIP and establishes performance periods under the STIP, which may be of varying and overlapping durations. For each performance period, the Compensation Committee may establish one or more objectively determinable performance goals, based upon one or more of a variety of performance criteria specified in the STIP. In addition, for bonus awards not intended to qualify as qualified performance-based compensation, the Compensation Committee may establish performance goals based on other performance criteria as it deems appropriate in its sole discretion.

For each award under the STIP, the Committee, in its discretion, may make objectively determinable adjustments to one or more of the performance goals. Such adjustments may include or exclude one or more of the following: items that are extraordinary or unusual in nature or infrequent in occurrence, including one-time or non-recurring items; items related to a change in US GAAP; items related to financing activities; expenses for restructuring or productivity initiatives; other non-operating items; items related to acquisitions, including transaction-related charges and amortization; items attributable to the business operations of any entity acquired by the Company during the performance period; items related to the disposal of a business or segment of a business; items related to discontinued operations that do not qualify as a segment of a business under US GAAP; taxes; stock-based compensation; non-cash items; and any other items of significant income or expense which are determined to be appropriate adjustments.

Under the terms of the STIP, the maximum aggregate amount of all awards intended to constitute qualified performance-based compensation granted to a participant with regard to any fiscal year will not exceed $10,000,000.

401(k) Salary Deferral Plan

Our executive officers receive no special employee benefits. During 2011, our executive officers were able to participate on the same basis as other employees in the Company's 401(k) Plan. Contributions to the 401(k) Plan are made up of a 30% matching contribution on the first 6% of pay to the extent such contributions are not in excess of the Code limits on contributions to 401(k) plans. Under the 401(k) Plan, the Company may make additional matching contributions or other profit sharing contributions at its discretion. There were no discretionary contributions in 2011. All full-time employees in the U.S. are eligible to participate in the 401(k) Plan. We do not have any other pension plan for our executive officers.

Contributions to Named Executive Officers made in 2011 under our 401(k) Plan are reported in the Summary Compensation Table above.

2011 Potential Payments Upon Termination

The information below describes certain compensation that would be paid to William W. Lovette, our Chief Executive Officer, and Fabio Sandri, our Chief Financial Officer, in the event of a termination of their respective employment with the Company. The Company has no arrangements under which the Named Executive Officers would receive any payments or benefits upon a change in control of the Company. The amounts shown in the table below assume that such a termination of employment occurred on December 25, 2011.

Executive Officer / Element of Compensation	Termination for Cause ($)	Termination due to Death or Disability ($)	Termination Other than for Cause, Death or Disability ($)
William W. Lovette			
Severance payment[(a)]	—	—	2,000,000
Accrued vacation amount	38,462	38,462	38,462
Total for Mr. Lovette	38,462	38,462	2,038,462
Fabio Sandri			
Severance payment	—	—	129,808
Accrued vacation amount	14,423	14,423	14,423
Total for Mr. Sandri	14,423	14,423	144,231

(a) Under the Lovette Employment Agreement, the Company can terminate the agreement at any time. If the Company terminates Mr. Lovette other than for "cause", as described above, during the term of his agreement, the Company will continue to pay him his base salary for two years following such termination, subject to certain requirements, including the delivery of a customary release. Under the Lovette Employment Agreement, no other severance or termination payments or benefits will be payable to Mr. Lovette as a result of his termination or resignation of employment, including under the Severance Plan, as described above.

Our former executive officer, Dr. Jackson resigned as Chief Executive Officer and President of the Company effective as of January 2, 2011. Dr. Jackson resigned to assume the position of Chief Executive Officer and President of JBS USA. Under the Jackson Employment Agreement, Dr. Jackson was not entitled to any severance payment in connection with his resignation and was obligated to repay a portion of the $3,000,000 signing bonus he received in connection with his initial employment with the Company. On February 11, 2011, Dr. Jackson paid the Company $1,083,333 of his signing bonus according to the terms of his agreement. In connection with Dr. Jackson's separation from the Company, we terminated his change in control agreement that was executed in September 2009. Regarding our former Principal Financial Officer, Mr. Tucker's employment was terminated effective June 6, 2011. Under the Letter Agreement, Mr. Tucker received a lump sum cash severance payment of $650,000. In addition, Mr. Tucker received a lump sum cash payment equal to $150,000 and vacation pay-out equal to $17,308 under the Severance Plan.

Severance Plan

During 2011, we maintained the Pilgrim's Pride Corporation Severance Plan (the "Severance Plan"), pursuant to which we provided severance payments to eligible employees, including certain Named Executive Officers, if their employment was terminated "without cause." For the purposes of the Severance Plan, termination "for cause" means termination of employment because of (i) negligence or misconduct by the individual in the performance of his/her duties for the Company, (ii) non-performance by the individual of his/her duties for the Company, (iii) the individual's conviction for or admission of a felony offense, or the individual's indictment for a criminal offense involving or relating to the business of the Company, (iv) excessive tardiness or absenteeism pursuant to Company policies, (v) act of fraud, dishonesty, or embezzlement by the individual with respect to the Company, or (vi) misconduct by the individual, which, in the judgment of the Company, brings the reputation of the Company into disrepute or causes the individual to be unable to perform his/her duties.

The Severance Plan does not cover termination due to death, disability or retirement, termination for cause or termination at the end of the leave of absence that exceeded the maximum permitted by the Company. Under the Severance Plan, in exchange for signing an enforceable waiver and release agreement, upon termination without cause, a Named Executive Officer was entitled to receive as severance pay an amount equal to: one week per year of service with the Company, plus a minimum of 16 supplemental weeks (in addition to years of service amount), with a total maximum of 52 weeks of pay. In addition, if the Company provided less than two weeks notice of termination without cause, an executive officer would have been entitled up to two additional weeks of severance in lieu of notice. Additional benefits available to eligible employees under the Severance Plan included career transition services as determined by the Company, including without limitation, written materials, company sponsored training and job fairs. Under the Lovette Employment Agreement, Mr. Lovette is not entitled to any severance or termination payments or benefits under the Severance Plan.

Compensation Risks

The Company has reviewed and assessed our compensation policies and practices to determine whether they are reasonably likely to have a material adverse effect on the Company. The Company's management reviews compensation policies for the presence of certain elements that could encourage employees to take unnecessary or excessive risks; the ratios and level of incentive to fixed compensation, annual to long-term compensation and cash to equity compensation; and the comparison of compensation expense to earnings of the Company. Management's assessment of the Company's compensation policies is reviewed by the Compensation Committee as part of its risk oversight function.

The Company believes that its compensation programs for employees and executive officers are appropriately tailored to encourage employees to grow our business, but not to encourage them to do so in a way that poses unnecessary or excessive material risk. In particular, in 2011, the Company's compensation programs were designed to provide the following:

- elements that reward short-term and, for the Chief Executive Officer, long-term performance;
- for our executive officers, incentive compensation that rewards performance based on Company performance; and
- compensation with fixed and variable components.

As a result, the Company believes that executive officers and key employees receive a balance between competitive remuneration to encourage retention and compensation designed to provide opportunities to earn more by successfully executing our business strategy. The Company believes the design of these programs encourages our executive officers and key employees to perform at high levels and maximize Company performance without focusing exclusively on compensation performance metrics to the detriment of other important business metrics.

The Company also believes that its compensation program for the Chief Executive Officer does not encourage excessive risk taking because the above compensation elements coupled with his equity ownership in the Company provide a proper mix between long and short-term incentives. A significant portion of Mr. Lovette's total compensation is performance-based and tied to the profitability of the Company. Specifically, under the Lovette Employment Agreement, Mr. Lovette is eligible to receive an annual cash bonus payable in accordance with the STIP based on the Company's EBITDA. Additionally, Mr. Lovette currently owns a level of equity that the Company believes provides sufficient long-term incentives. The Company believes that Mr. Lovette's beneficial ownership, which encourages long-term focus on sustainable performance, aligns his interests with those of our stockholders.

Overall, the Company concluded that there were no risks arising from our compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Compensation Committee Interlocks and Insider Participation

During 2011, the members of the Compensation Committee were Wesley Mendonça Batista, Michael L. Cooper and Wallim Cruz de Vasconcellos Junior. No member of the Committee was, during 2011, an officer, former officer or employee of the Company or any of our subsidiaries. We did not have any compensation committee interlocks in 2011.

2011 DIRECTOR COMPENSATION TABLE

The following table sets forth certain information with respect to our director compensation for the fiscal year ended December 25, 2011. Wesley Mendonça Batista, Joesley Mendonça Batista, Don Jackson and William W. Lovette did not receive any compensation solely for service as Directors.

Director	Year	Fees Earned or Paid in Cash	Non-equity Incentive Plan Compensation	All Other Compensation	Total
Marcus Vinicius Pratini de Moraes	2011	$ 158,000	$ —	$ —	$ 158,000
Wallim Cruz Vasconcellos Junior	2011	209,500	—	—	209,500
Lonnie "Bo" Pilgrim	2011	158,000	—	—	158,000
Michael L. Cooper	2011	214,500	—	—	214,500
Charles Macaluso	2011	196,500	—	—	196,500

On December 28, 2009, upon the Company's emergence from Chapter 11 bankruptcy proceedings, the Board approved a new compensation program for Directors (the "Program"). Under the Program, directors who are employed by the Company following its emergence from bankruptcy or any of its subsidiaries will not receive any additional compensation for their services as directors. The Program provides that each non-employee Director will receive an annual retainer of $140,000, paid quarterly in arrears, composed of $70,000 in cash with the remainder consisting of either cash or a combination of cash and equity awards to be determined by the Board. During 2011, the entire retainer was paid in cash. In addition, non-employee directors will each receive $1,500 per Board meeting they attend in person, plus expenses. The Chairmen of the Audit Committee and Compensation Committee will each receive $15,000 supplemental annual compensation, and other members of those committees will each receive an additional $10,000 per year. The Chairmen of other Board committees will each receive $10,000 supplemental annual compensation, with other members of such committees each receiving an additional $5,000 per year. Committee Chairmen and other committee members will each also receive $1,500 and $1,000, respectively, per committee meeting they attend in person, plus expenses.

RELATED PARTY TRANSACTIONS

Related Party Transactions Policy

During 2011, in accordance with its Charter, our Audit Committee was responsible for reviewing and approving the terms and conditions of all proposed transactions between us and any of our officers or Directors, or relatives or affiliates of any such officers or Directors. Furthermore, we adopted a restated certificate of incorporation upon our emergence from Chapter 11 bankruptcy proceedings on December 28, 2009 which provides that all transactions required to be disclosed under Item 404 of Regulation S-K under the Exchange Act ("related party transactions") must first be reviewed, evaluated and approved by the Audit Committee or other committee comprised solely of independent directors, such approval to be evidenced by a resolution stating that such committee has, in good faith, unanimously determined that such transaction complies with the provisions our certificate of incorporation governing related party transactions. Any Audit Committee or other independent body member who was or is not independent with respect to a related party transaction under review has been required by our Audit Committee Charter to disclose his or her lack of independence to the remaining committee members and abstain from the review and approval of that transaction.

See "Certain Transactions" for the description of the related party transactions in effect since the beginning of 2011.

Certain Transactions

During 2011, we have been a party to certain transactions with our current and former Directors and executive officers. These transactions, along with all other transactions between us and affiliated persons, received the approval of the prior Audit Committee and our current Audit Committee, as applicable. Company management analyzed the terms of all contracts entered into with related parties and believed that they were substantially similar to, and contained terms not less favorable to us than, those obtainable from unaffiliated parties.

On January 19, 2010, we entered into an agreement with JBS USA in order to allocate costs associated with JBS USA's procurement of SAP licenses and maintenance services for its combined companies. Under this agreement, the fees associated with procuring SAP licenses and maintenance services are allocated between the Company and JBS USA in proportion to the percentage of licenses used by each company. The agreement expires on the date of expiration, or earlier termination, of each underlying SAP license agreement.

On May 5, 2010, we also entered into an agreement with JBS USA in order to allocate the costs of supporting the business operations by one consolidated corporate team, which have historically been supported by their respective corporate teams. Expenditures paid by JBS USA on behalf of the Company will be reimbursed by the Company, and expenditures paid by the Company on behalf of JBS USA will be reimbursed by JBS USA. This agreement expires on May 5, 2015. During 2011, JBS USA incurred approximately $26,331,339 in expenditures paid on our behalf, including the procurement and maintenance of SAP licenses. During 2011, we incurred approximately $1,312,270 in expenditures paid on behalf of JBS USA.

We routinely enter transactions to purchase products from JBS USA and to sell our products to them. During 2011, our purchases from JBS USA totaled $173,080,865 and our sales to JBS USA totaled $117,908,935.

In connection with the bankruptcy court order approving and confirming our joint plan of reorganization, the Company and Lonnie "Bo" Pilgrim entered into the Consulting Agreement, which became effective on December 28, 2009, the effective date of our emergence from Chapter 11 bankruptcy. The terms of the Consulting Agreement include, among other things, the following:

- The Consulting Agreement has a five-year term that expires on December 28, 2014;
- Mr. Pilgrim will provide services to the Company that are comparable in the aggregate with the services provided by him to the Company prior to the effective date of the Consulting Agreement;
- Mr. Pilgrim will be appointed to the Board of Directors of the Company and during the term of the Consulting Agreement will be nominated for subsequent terms on the Board;
- Mr. Pilgrim will be compensated for services rendered to the Company at a rate of $1.5 million per year for the term of the Consulting Agreement;
- Mr. Pilgrim will be subject to customary non-solicitation and non-competition provision; and

- Mr. Pilgrim and his spouse will be provided with medical benefits (or will be compensated for medical coverage) that are comparable in the aggregate to the medical benefits afforded to employees of the Company.

On March 12, 2012, Lonnie "Bo" Pilgrim resigned from his position as the Founder Director. As a result, Mr. Pilgrim will not be nominated for subsequent terms on the Board of Directors during the remaining term of the Consulting Agreement.

We have entered into chicken grower contracts involving farms owned by Lonnie "Bo" Pilgrim, providing the placement of Company-owned flocks on his farms during the grow-out phase of production. These contracts are on terms substantially the same as contracts we enter into with unaffiliated parties and can be terminated by either party upon completion of the grow-out of each flock. The aggregate amount paid by us to Mr. Pilgrim under these grower contracts was $1,131,750 during 2011. Subsequent to 2011 and through February 26, 2012, the amount paid under the grower contracts was $248,983.

During 2011, we provided various general supplies and other items to the farms owned by Lonnie "Bo" Pilgrim and Pilgrim Poultry G.P. ("PPGP"). Lonnie "Bo" Pilgrim is the sole proprietor of PPGP. PPGP paid the Company $21,697 during 2011 for these general supplies. Subsequent to 2011 and through February 26, 2012, no payments have been made by PPGP.

Lonnie "Bo" Pilgrim has deposited $300,000 with the Company as an advance for miscellaneous expenditures.

During 2011, the Company maintained depository accounts with a financial institution of which Lonnie "Bo" Pilgrim is a major stockholder. Fees paid to this bank in 2011 were insignificant. At December 25, 2011, we had bank balances at this financial institution of approximately $1.9 million.

From time to time, the Company has purchased grain from Pat Pilgrim, a son of Lonnie "Bo" Pilgrim, in transactions pre-approved by the Audit Committee. We paid him $136,096 for such purchases in 2011. Subsequent to 2011 and through February 26, 2012, we paid $19,058 for grain from Pat Pilgrim. Pat Pilgrim also provided general and hauling services to us in 2011, for which he was paid $17,955. Subsequent to 2011 and through February 26, 2012, we paid $9,385 for hauling services from Pat Pilgrim. In September 2011, he paid the Company $15,977 for land he leased from us. On November 30, 2005, the Audit Committee pre-approved our entering into three contracts with Pat Pilgrim, a general services agreement, a transportation agreement and a lease. In February 2008, we entered into a new ground lease agreement, which was pre-approved by the Audit Committee, pursuant to which Pat Pilgrim rents land from the Company. The lease agreement, which was for a one year initial term, renews for an additional year at the end of each term, but the agreement can be terminated by either party without cause.

In 2009, Mr. Lonnie Ken Pilgrim, our former Senior Vice President, Transportation and a son of Lonnie "Bo" Pilgrim, our former Founder Director, received a tax gross-up payment of $758,770. To the extent Mr. Lonnie Ken Pilgrim receives a tax refund from the Internal Revenue Service, he is obligated to repay the amount of the refund to the Company.

Under the Lovette Employment Agreement, the Company agreed to purchase Mr. Lovette's residence in Arkansas on reasonable and customary commercial terms and at a purchase price not to exceed approximately $2.13 million. Consequently, Mr. Lovette transferred all of his rights and the Company assumed all obligations relative to the property for the purchase price of $2.13 million. His home has not yet been resold. The Company will be responsible for commissions and closing costs on the resale of the home. See footnote (a)(iv) to the "Summary Compensation Table" for moving expenses and other benefits provided to Mr. Lovette in connection with his relocation to the Greeley, Colorado area.

On June 23, 2011, the Company entered into a Subordinated Loan Agreement with JBS USA (the "Subordinated Loan Agreement"), which provided an aggregate commitment of $100.0 million. On June 23, 2011, JBS USA made a term loan to the Company in the principal amount of $50.0 million. In addition, JBS USA agreed to make an additional one-time term loan in the principal amount of $50.0 million if the Company's availability under the revolving loan commitment in the Company's exit credit facility fell below $200.0 million. Pursuant to the terms of the Subordinated Loan Agreement, we also agreed to reimburse JBS USA up to $56.5 million for draws upon any letters of credit issued for JBS USA's account that support certain obligations of Mayflower Insurance Company, Ltd., a wholly owned subsidiary of the Company. The commitment under the Subordinated Loan Agreement will terminate on the earlier to occur of (i) the date on which all amounts owing under our senior unsecured notes due 2018 and our exit credit facility are due and payable in accordance with its terms or (ii) June 27, 2015. Loans under the Subordinated Loan Agreement mature on June 28, 2015. Additionally, on December 16, 2011, the Company entered into an amendment to the Subordinated Loan Agreement which, among other things, provided that if the Company consummates a rights offering of its common stock of at least $200,000,000 on or before March 24, 2012 (unless such date is extended in accordance with the terms of our exit credit facility), the loan commitment under the Subordinated Loan Agreement will be terminated. Further, our exit credit facility, as amended, also provides that if the rights offering occurs, then (i) the Company, at its option, is permitted to prepay the outstanding $50.0 million term loan under the Subordinated Loan Agreement and (ii) the existing commitment of JBS USA to make an additional $50.0 million term loan to the Company under the Subordinated Loan Agreement will be terminated. On March 7, 2012, the Company repaid to JBS USA the $50.0 million of principal plus $3.5 million of accrued interest under the Subordinated Loan Agreement. The Audit Committee of the Company's Board of Directors reviewed and approved the above arrangements and amendments.

JBS USA agreed to provide letters of credit in the amount of $56.5 million to an insurance company serving the Company in order to allow that insurance company to return cash it held as collateral against potential workers compensation, auto and general liability claims. In return for providing this letter of credit, the Company is reimbursing JBS USA for the cost of the letter of credit JBS USA would incur under its revolving credit agreement. The total costs accrued by the Company in 2011 to reimburse JBS USA was $0.4 million.

On October 7, 2011, the Company and certain of its wholly owned subsidiaries entered into an agreement with JBS USA, LLC and JBS Trading International, Inc. to sell certain real property, tractor trailers, inventory, equipment, accounts receivable and other assets related to our distribution and transportation businesses. The purchase price for these assets was $24.5 million, paid in cash, and the transaction closed on November 18, 2011. Company management analyzed the terms of the contract and believe that they were substantially similar to and contain terms no less favorable to us than those obtainable from unaffiliated parties. Additionally, the Audit Committee of the Company's Board of Directors reviewed and approved the above agreement.

On October 26, 2011, the Company entered into an agreement with Swift Pork Company, a wholly owned subsidiary of JBS USA, LLC, to sell certain real property, tractor trailers, inventory, livestock, equipment, accounts receivable and other assets related to our pork business. The purchase price for these assets is $13.0 million, payable in cash, subject to adjustment based on the final accounting of the assets. The closing occurred on December 2, 2011, but the final accounting of the assets will not take place until approximately the second quarter of 2012. Company management analyzed the terms of the contract and believe that they were substantially similar to and contain terms no less favorable to us than those obtainable from unaffiliated parties. Additionally, the Audit Committee of the Company's Board of Directors reviewed and approved the above agreement.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEE INFORMATION

Changes in Certifying Accountants

Effective March 14, 2012, the Company engaged KPMG LLP ("KPMG") as the Company's independent registered public accounting firm for the fiscal year ending December 30, 2012 and any interim periods. The decision to change auditors was approved by the Audit Committee and the result of a request for proposal process that involved multiple firms, including Ernst & Young LLP ("E&Y"), and was conducted as part of the Company's ongoing efforts to enhance its corporate governance practices.

KPMG has informed the Company that it completed the prospective client evaluation process on March 14, 2012. On March 8, 2012, the Audit Committee informed E&Y that it will be dismissed as the Company's independent registered public accounting firm.

The reports of E&Y on the Company's consolidated financial statements for the fiscal years ended December 25, 2011 and December 26, 2010 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 25, 2011 and December 26, 2010 and through March 14, 2012 there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of E&Y, would have caused E&Y to make reference to the subject matter of the disagreement in its report on the consolidated financial statements for such years.

During the fiscal years ended December 25, 2011 and December 26, 2010 and through March 14, 2012, there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

In accordance with Item 304(a)(3) of Regulation S-K, the Company furnished a copy of the above disclosures to E&Y and requested that E&Y provide a letter addressed to the SEC stating whether or not it agrees with the statements made above. A copy of such letter is filed as Exhibit 16.1 to the Company's Form 8-K filed with the SEC on March 14, 2012.

During the fiscal years ended December 25, 2011 and December 26, 2010 and through March 14, 2012, neither the Company nor anyone on its behalf has consulted with KPMG with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's consolidated financial statements, and neither written nor oral advice was provided to the Company that KPMG concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Items 304 of Regulation S-K) or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

We provided KPMG with a copy of the Company's Form 8-K filed with the SEC on March 14, 2012 and requested KPMG to provide a letter addressed to the SEC containing any new information, clarification of the expression of our views, or the respects in which it does not agree with the statements made by us. KPMG has advised us that it has reviewed the disclosures in this report and has no basis upon which to submit such a letter to the SEC.

Audit Fees

Fees for audit services totaled $1,393,440 in 2011 and $1,496,000 in 2010, including fees associated with the annual audit, the audit of internal controls over financial reporting (i.e., the Sarbanes-Oxley 404 Audit), the reviews of our quarterly reports on Form 10-Q, statutory audits required in Mexico and assistance with registration statements and accounting consultations.

Audit-Related Fees

We incurred no fees for audit-related services during 2011 or 2010. Audit-related services principally include transaction assistance, Sarbanes-Oxley 404 assistance and employee benefit plan audits.

Tax Fees

Fees for tax services, which included assistance with a tax compliance audit of our Mexico operations, totaled $28,000 in 2011. We incurred no fees for tax services, including tax compliance, tax advice and tax planning in 2010.

All Other Fees

We incurred no fees for other services not included above during 2011 or 2010.

The Audit Committee pre-approved all audit and non-audit fees of the independent registered public accounting firm during 2011 and 2010.

Pre-Approval Policies and Procedures

In accordance with its Charter, our Audit Committee has established policies and procedures by which it approves in advance any audit and permissible non-audit services to be provided by our independent registered public accounting firm. Under these procedures, prior to the engagement of the independent registered public accounting firm for pre-approved services, requests or applications for the independent registered public accounting firm to provide services must be submitted to our Chief Financial Officer, or his designee, and the Audit Committee and must include a detailed description of the services to be rendered. The Chief Financial Officer, or his designee, and the independent registered public accounting firm must ensure that the independent registered public accounting firm is not engaged to perform the proposed services unless those services are within the list of services that have received the Audit Committee's pre-approval and must cause the Audit Committee to be informed in a timely manner of all services rendered by the independent registered public accounting firm and the related fees.

Requests or applications for the independent registered public accounting firm to provide services that require additions or revisions to the 2012 pre-approval will be submitted to the Audit Committee (or any Audit Committee members who have been delegated pre-approval authority) by the Chief Financial Officer or his designee. Each request or application must include:

- a recommendation by the Chief Financial Officer (or designee) as to whether the Audit Committee should approve the request or application; and
- a joint statement of the Chief Financial Officer (or designee) and the independent registered public accounting firm as to whether, in their view, the request or application is consistent with the SEC's regulations and the requirements for auditor independence of the Public Company Accounting Oversight Board.

The Audit Committee also will not permit the engagement to provide any services to the extent that the SEC has prohibited the provision of those services by independent registered public accounting firms.

The Audit Committee delegated authority to the Chairman of the Audit Committee to:

- pre-approve any services proposed to be provided by the independent registered public accounting firm and not already pre-approved or prohibited by this policy up to $25,000;
- increase any authorized fee limit for pre-approved services (but not by more than 30% of the initial amount that was pre-approved) before we or our subsidiaries engage the independent registered public accounting firm to perform services for any amount in excess of the fee limit; and
- investigate further the scope, necessity or advisability of any services as to which pre-approval is sought.

The Chairman of the Audit Committee is required to report any pre-approval or fee increase decisions to the Audit Committee at the next committee meeting.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of the integrity of the Company's financial statements, our compliance with legal and regulatory requirements, the independent registered public accounting firm's qualifications and independence, the performance of our internal audit function and the independent registered public accounting firm, risk assessment and risk management. The Audit Committee manages the Company's relationship with its independent registered public accounting firm (who reports directly to the Audit Committee). The Audit Committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties and to receive appropriate funding, as determined by the Audit Committee, from the Company for such advice and assistance.

The Company's management has primary responsibility for preparing our financial statements and for our financial reporting process. Our independent registered public accounting firm is responsible for expressing an opinion on the conformity of the Company's audited financial statements with accounting principles generally accepted in the United States.

In this context, the Audit Committee hereby reports as follows:

1. The Audit Committee has reviewed and discussed the audited financial statements with the Company's management.

2. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Accounting Standards 114 (as amended or superseded).

3. The Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent public accounting firm's communications with the Audit Committee concerning independence and has discussed with the independent registered public accounting firm the independent registered public accounting firm's independence.

4. Based on the review and discussions set forth above, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's annual report on Form 10-K for the year ended December 25, 2011 that was filed with the SEC and that accompanies this proxy statement.

The undersigned members of the Audit Committee have submitted this report to the Board of Directors.

Audit Committee
Michael L. Cooper
Charles Macaluso
Wallim Cruz De Vasconcellos Junior

PROPOSAL 4. RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Board of Directors recommends the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal 2012. If the stockholders fail to ratify the appointment, the Audit Committee will reconsider its selection.

Representatives of KPMG LLP are expected to be present at the Annual Meeting and to be available to respond to appropriate questions. They will be given the opportunity to make a statement if they wish to do so.

Ernst & Young LLP served as the Company's independent registered public accounting firm for fiscal year 2011 and reported on the Company's consolidated financial statements for that year. Representatives of Ernst & Young LLP will not be present at the Annual Meeting.

Our Board of Directors recommends that you vote FOR the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal 2012. Proxies will be so voted unless stockholders specify otherwise.

Financial Statements Available

Our annual report on Form 10-K for the fiscal year ended December 25, 2011 is being mailed concurrently with this proxy statement. The annual report does not form any part of the material for the solicitation of proxies. Upon written request of a stockholder, the Company will furnish, without charge, a copy of our annual report. If you would like a copy of the annual report, please contact Pilgrim's Pride Corporation, at: 1770 Promontory Circle, Greeley, Colorado 80634 Attn: Investor Relations. In addition, financial reports and recent filings with the SEC are available on the Internet at www.sec.gov. Company information is also available on the Internet at http://www.pilgrims.com. Information contained on the website is not part of this proxy statement.

SECURITY OWNERSHIP

The following table sets forth, as of March 16, 2012, certain information with respect to the beneficial ownership of our common stock by (i) each person known by us to own more than 5% of the outstanding shares of our common stock (the only class of voting securities outstanding); (ii) each of our Directors, including employee Directors; (iii) our named executive officers; and (iv) all of our current Directors and executive officers as a group. Shares are beneficially owned when the person holding the shares has voting or investment power over the shares or the right to acquire voting or investment power within 60 days. Voting power is the power to vote the shares. Investment power is the power to direct the sale or other disposition of the shares.

Name and Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Stock	Percent of Outstanding Common Stock	Percent of Voting Power
JBS USA Holdings, Inc.[(a)(b)] 1770 Promontory Circle, Greeley, Colorado 80634	194,990,667	75.31%	75.31%
Wesley Mendonça Batista[(a)(b)] 1770 Promontory Circle, Greeley, Colorado 80634	194,990,667	75.31%	75.31%
Joesley Mendonça Batista[(a)(b)] 1770 Promontory Circle, Greeley, Colorado 80634	194,990,667	75.31%	75.31%
Pilgrim Interests, Ltd.[(b)] 2401 South Jefferson Ave., Mt. Pleasant, Texas 75455	15,114,575	5.84%	5.84%
Lonnie "Bo" Pilgrim[(b)(c)] 2401 South Jefferson Ave., Mt. Pleasant, Texas 75455	18,927,849	7.31%	7.31%
Lonnie "Ken" Pilgrim[(b)(c)(d)] 2401 South Jefferson Ave., Mt. Pleasant, Texas 75455	15,935,004	6.15%	6.15%
Don Jackson	3,356,402	1.30%	1.30%
William W. Lovette	211,000	*	*
Michael L. Cooper	45,317	*	*
Charles Macaluso	—	*	*
Marcus Vinicius Pratini de Moraes	—	*	*
Wallim Cruz De Vasconcellos Junior	—	*	*
Fabio Sandri	2,400	*	*
All executive officers and Directors as a group[(a)(b)(c)]	198,605,786	76.70%	76.70%

* Less than 1%.

(a) JBS USA Holdings, Inc. is a subsidiary of JBS Hungary Holdings Kft., a wholly owned, indirect subsidiary of JBS S.A. JBS S.A. is ultimately controlled by the Batista family, which is comprised of José Batista Sobrinho, the founder of JBS S.A., Flora Mendonça Batista, and their six children, José Batista Júnior, Valéria Batista Mendonça Ramos, Vanessa Mendonça Batista, Wesley Mendonça Batista, Joesley Mendonça Batista and Vivianne Mendonça Batista. The Batista family indirectly owns 100.0% of the issued and outstanding shares of J&F Participações S.A., a Brazilian corporation which owns 44.0% of the outstanding capital of JBS S.A., and, except for Mr. José Batista Sobrinho and Mrs. Flora Mendonça Batista, directly owns 100% of the equity interests in ZMF Fundo de Investimento em Participações, a Brazilian investment fund which owns 6.1% of the outstanding capital of JBS S.A. Wesley Mendonça Batista and Joesley Mendonça Batista are members of our board of directors. Through J&F Participações S.A. and FB Participações S.A, Wesley Mendonça Batista and Joesley Mendonça Batista are members of the Batista family and each beneficially own all shares of our common stock through their controlling interest in JBS S.A. As a result of the ownership structure and other relationships described above, each of JBS USA Holdings, Inc., Wesley Mendonça Batista and Joesley Mendonça Batista is the beneficial owner, with shared voting and dispositive power, of 176,066,229 shares of our common stock.

(b) Lonnie "Bo" Pilgrim, Pilgrim Interests Ltd., PFCP, Ltd., Pilgrim Family Trust I and Pilgrim Family Trust II have entered into an agreement to sell to JBS USA 18,924,438 shares of the Company's common stock in a private transaction. This agreement was entered into on March 12, 2012, with an anticipated closing date of March 26, 2012. The beneficial ownership of JBS USA, Wesley Mendonça Batista and Joesley Mendonça Batista set forth above also includes these shares. This transaction has resulted in an increase in their beneficial ownership from 68.00% to 75.31% of the Company's outstanding common stock. However, because Mr. Pilgrim and his affiliates owned these shares as of the Record Date, they will have the voting power for these shares at the Annual Meeting.

(c) Includes 15,114,575 shares of our common stock held of record by Pilgrim Interests, Ltd., a limited partnership formed by Lonnie "Bo" Pilgrim's family, 83,016 shares of common stock held of record by PFCP, Ltd., another limited partnership formed by Lonnie "Bo" Pilgrim's family, 110,561 shares of common stock held of record by Pilgrim Family Trust I, an irrevocable trust for the benefit of Lonnie "Bo" Pilgrim's surviving spouse and children, of which Lonnie Ken Pilgrim, the son of Lonnie "Bo" Pilgrim, and Patricia R. Pilgrim, Lonnie "Bo" Pilgrim's wife, are co-trustees, and 110,559 shares of common stock held of record by Pilgrim Family Trust II, an irrevocable trust for the benefit of Lonnie "Bo" Pilgrim and his children, of which Lonnie "Bo" Pilgrim and Lonnie Ken Pilgrim are co-trustees. Pilgrim Interests, Ltd. is a limited partnership formed by Mr. Pilgrim's family of which the managing general partner is the Lonnie A. Pilgrim 1998 Revocable Trust and the other general partner is Lonnie Ken Pilgrim and the limited partners are Lonnie "Bo" Pilgrim, The Lonnie A. "Bo" Pilgrim Endowment Fund, The Lonnie Ken Pilgrim Issue Trust, The Greta Pilgrim Owens Issue Trust and The Pat Pilgrim Issue Trust. PFCP, Ltd. is a limited partnership formed by Mr. Pilgrim's family of which the managing general partner is the Lonnie A. Pilgrim 1998 Revocable Trust and the other general partner is Lonnie Ken Pilgrim, the class A limited partners are Lonnie "Bo" Pilgrim and Patricia R. Pilgrim and the class B limited partners are Lonnie "Bo" Pilgrim, Patricia R. Pilgrim and Lonnie Ken Pilgrim. The agreement establishing the Lonnie A. Pilgrim 1998 Revocable Trust provides that Lonnie "Bo" Pilgrim is the sole trustee during his life and, after his death, the trustee shall be a board of trustees currently comprised of Patricia R. Pilgrim, Lonnie Ken Pilgrim, S. Key Coker, Charles Black and Donald Wass. The agreement establishing the Lonnie A. Pilgrim 1998 Revocable Trust provides that Lonnie "Bo" Pilgrim as the sole trustee shall have sole voting and dispositive power over the shares of common stock and, after his death, most voting matters, except matters relating to the direct or indirect sale of the shares of common stock, require a majority vote of the board of trustees. Matters relating to the direct or indirect sale of the shares of common stock require a unanimous vote of the board of trustees. Additionally, Pilgrim Interests, Ltd. and PFCP, Ltd. have entered into a Voting Agreement, which may be terminated at any time by the unanimous action of Lonnie "Bo" Pilgrim, acting in his individual capacity and as trustee of the Lonnie A. Pilgrim 1998 Revocable Trust (acting as managing general partner of Pilgrim Interests, Ltd. and PFCP, Ltd.), Patricia R. Pilgrim and Lonnie Ken Pilgrim which provides that Lonnie Ken Pilgrim, Greta Pilgrim Owens, the daughter of Lonnie "Bo" Pilgrim, S. Key Coker, Charles L. Black and Donald L. Wass (the "Voting Representatives") shall have the sole power to vote the shares of common stock owned by Pilgrim Interests, Ltd. and PFCP, Ltd. All voting decisions require a majority of the Voting Representatives except that (i) the sale of substantially all of the assets of the Company, (ii) the sale or liquidation of the Company, or (iii) the merger of the Company requires a unanimous vote of the Voting Representatives. All other decisions regarding common stock held by Pilgrim Interests, Ltd. and PFCP, Ltd. will be made by the Lonnie A. Pilgrim 1998 Revocable Trust. Includes 176 shares and 1,478 shares held in trust by our 401(k) salary deferral plan for Lonnie "Bo" Pilgrim and Lonnie Ken Pilgrim, respectively, and 3,235 shares held by UGMA for Lonnie "Bo" Pilgrim. Each of Lonnie "Bo" Pilgrim and Lonnie Ken Pilgrim disclaims beneficial ownership of our common stock held, except to the extent of their actual pecuniary interest therein.

(d) Includes 17,713 shares of common stock held by his wife. Also includes 73,659 shares of common stock held in two irrevocable trusts dated December 15, 1994 and October 31, 1989, of which Lonnie Ken Pilgrim is a co-trustee for the benefit of his children. Lonnie Ken Pilgrim disclaims any beneficial interest in the foregoing shares.

Equity Compensation Plan Information

The following table provides certain information about our common stock that may be issued under our equity plans, as of December 25, 2011.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Option, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by securities holders	—	—	6,688,068[(a)]
Equity compensation plans not approved by securities holders	—	—	—
Total	—	—	6,688,068[(a)]

(a) The shares of our common stock may be issued under the LTIP. As of December 25, 2011, no awards have been issued under the LTIP. For additional information concerning terms of the LTIP, see "Compensation Discussion and Analysis - Components of Compensation - Long Term Incentive Plan."

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's officers and Directors, and persons who own more than ten percent of our common stock, to file reports of ownership and changes in ownership with the SEC and the NYSE. Officers, Directors and persons who own more than ten percent of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based on our review of the copies of such forms, we believe that all other filing requirements applicable to our officers, Directors and persons who own more than ten percent of our common stock were complied with for 2011.

HOUSEHOLDING OF STOCKHOLDER MATERIALS

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this proxy statement or annual report to stockholders may have been sent to multiple stockholders in the same household. We will promptly deliver a separate copy of either document to any stockholder who requests by writing to our Investor Relations Department at the following address: 1770 Promontory Circle, Greeley, Colorado 80634 or by telephoning (970) 506-8192. Any stockholder who currently is receiving multiple copies and would like to receive only one copy for his or her household should contact his or her bank, broker or other nominee record holder.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON APRIL 27, 2012

This proxy statement and the Company's 2011 Annual Report are also available electronically on our hosted website. You may view these directly at: www.envisionreports.com/PPC .

To access and review the materials made available electronically:

1. Go to www.envisionreports.com/PPC.
2. Enter the 12-digit control number located on the proxy card.
3. Click "View 2012 Stockholder Material."

We encourage you to review all of the important information contained in the proxy materials before voting.

OTHER BUSINESS

The Board of Directors is not aware of, and it is not anticipated that there will be presented at the Annual Meeting, any business other than the proposal regarding the election of the Directors, a stockholder advisory vote on executive compensation, a stockholder advisory vote on the frequency of conducting the advisory voting to approve executive compensation and the ratification of the appointment of KPMG LLP as our independent registered public accounting firm described above. If other matters properly come before the Annual Meeting, the persons named on the accompanying proxy card will vote the returned proxies as the Board of Directors recommends.

By order of the Board of Directors,

WILLIAM W. LOVETTE
President and
Chief Executive Officer

Greeley, Colorado
March 27, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 25, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission File number 1-9273

Pilgrim's®

PILGRIM'S PRIDE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	75-1285071
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1770 Promontory Circle, Greeley, Colorado	80634-9038
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: **(970) 506-8000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, Par Value $0.01	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☒
Non-accelerated Filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the Registrant's Common Stock, $0.01 par value, held by non-affiliates of the Registrant as of June 26, 2011, was $263,445,245. For purposes of the foregoing calculation only, all directors, executive officers and 5% beneficial owners have been deemed affiliates.

Number of shares of the Registrant's Common Stock outstanding as of February 17, 2012 was 214,481,914.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's Proxy Statement for the 2012 Annual Meeting of Stockholders are incorporated by reference into Part III of this annual report.

PILGRIM'S PRIDE CORPORATION
FORM 10-K
TABLE OF CONTENTS

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

PART I

Item 1. Business

Company Overview

Pilgrim's Pride Corporation (referred to herein as "Pilgrim's," "PPC," "the Company," "we," "us," "our," or similar terms), which was incorporated in Texas in 1968 and reincorporated in Delaware in 1986, is the successor to a partnership founded in 1946 as a retail feed store. We are the second-largest chicken producer in the world with operations in the United States ("US"), Mexico and Puerto Rico. We are primarily engaged in the production, processing, marketing and distribution of fresh, frozen and value-added chicken products to retailers, distributors and foodservice operators. We employ approximately 39,500 people and have the capacity to process more than 36 million birds per week for a total of more than 9.5 billion pounds of live chicken annually. In 2011, we generated $7.5 billion in total revenue, and produced 8.1 billion pounds of chicken products.

In December 2009, we adopted Amended and Restated Corporate Bylaws (the "Restated Bylaws"), which changed our fiscal year end from the Saturday nearest September 30 of each year to the last Sunday in December of each year. This change aligns our reporting cycle with the fiscal calendar of our majority stockholder, JBS USA Holdings, Inc. ("JBS USA"). The change was effective for our 2010 fiscal year, which began December 28, 2009 and ended December 26, 2010 and resulted in an approximate three-month transition period which began September 27, 2009 and ended December 27, 2009 (the "Transition Period"). We now operate on the basis of a 52/53-week fiscal year that ends on the Sunday falling on or before December 31. The reader should assume any reference we make to a particular year (for example, 2010) in this annual report applies to our fiscal year and not the calendar year.

In January 2007, we completed the acquisition of Gold Kist Inc. ("Gold Kist"), which we refer to as the Gold Kist acquisition. Gold Kist operated a fully-integrated chicken production business that included live production, processing, marketing and distribution. This acquisition positioned us as one of the largest chicken companies in the US, and that position provided us with opportunities to expand our geographic reach and customer base and further pursue value-added and prepared chicken opportunities.

We have a broad geographic reach and we offer our diverse customer base a balanced portfolio of fresh and prepared chicken products. We have consistently provided our customers with high quality products and service with a focus on delivering higher-value, higher-quality products. As such we have become a valuable partner to our customers and a recognized industry leader. Our sales efforts are largely targeted towards the foodservice industry, principally chain restaurants and food processors such as Yum! Brands®, Burger King®, Wendy's®, Chick-fil-A® and retail customers including grocery store chains and wholesale clubs such as Kroger®, Wal-Mart®, Costco®, Publix® and Sam's Club®. We also export products to customers in approximately 105 countries, including Mexico.

Mexico represented approximately 10% of our net sales in 2011. We are the second-largest producer and seller of chicken in Mexico and are one of the lower-cost producers of chicken in the country. While the market for chicken products in Mexico is less developed than in the US, with sales attributed to fewer, more basic products, we have been successful in differentiating our products through high-quality client service and product improvements such as dry-air chilled, eviscerated products. Additionally, we are an important player in the live market, which accounts for 31% of the chicken sales in Mexico. We believe that Mexican supermarket chains consider us one of the leaders in innovation for fresh products. Our strategy is to capitalize on this trend through our vast US experience in products, quality and our well-known service.

As a vertically integrated company, we control every phase of the production of our products. We believe that vertical integration helps us better manage food safety and quality, as well as more effectively control margins and improve customer service. We currently operate in 12 US states, Puerto Rico and Mexico. Our plants are strategically located to supply our distribution network and ensure that customers timely receive the freshest products. We operate 25 fresh processing plants, eight prepared foods cook plants, one fresh processing plant in Puerto Rico, three processing plants in Mexico, and 13 distribution centers (one in Puerto Rico and 12 in Mexico). We reopened an idled processing plant in Douglas, Georgia in January 2011. The Company will evaluate the decision to bring the Douglas, Georgia facility to full capacity during 2012. In addition, the Company operates nine rendering facilities (six in the US, one in Puerto Rico and two in Mexico) and three pet food plants in the US. The Company currently has five additional processing plants that are currently idle. Combined with our global network of approximately 4,200 growers, 31 feed mills and 37 hatcheries, we believe we are well positioned to keep up with the growing demand for our products.

Emergence from Bankruptcy

On December 1, 2008, we and six of our subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the Northern District of Texas, Fort Worth Division, seeking reorganization relief under the provisions of Chapter 11 of Title 11 of the United States Code. We emerged from our Chapter 11 bankruptcy proceedings on December 28, 2009. In connection with our emergence from bankruptcy, our common stock outstanding immediately prior to the emergence was canceled and converted into the right to receive newly-issued shares of common stock of the reorganized Company based on a one-for-one exchange ratio, which constitutes 36.0% of the total number of shares of our newly-issued common stock. The remaining shares of our newly-issued common stock, constituting 64.0% of our total issued and outstanding common stock on the date of our emergence from bankruptcy, were purchased by JBS USA, a wholly-owned indirect subsidiary of JBS S.A., a Brazil-based meat producer, for $800.0 million in cash. On November 5, 2010, JBS USA increased its stake in the Company to 67.3% of the total number of shares issued and outstanding on such date. On January 5, 2012, the Company issued 200,000 shares of common stock, which subsequently reduced JBS USA's stake in the Company to 67.2%. See "Note 18. Incentive Compensation Plans" to the Consolidated Financial Statements for additional information. Upon exiting from bankruptcy, we and certain of our subsidiaries entered into an exit credit facility that provides for an aggregate commitment of $1.75 billion (the "Exit Credit Facility"). The facility consisted of a three-year $600.0 million revolving credit facility, a three-year $375.0 million Term A facility and a five-year $775.0 million Term B facility. As of December 25, 2011, a principal amount of $347.3 million under the revolving loan commitment and a principal amount of $574.6 million under the Term B facility were outstanding. See "Note 2. Chapter 11 Proceedings" of our Consolidated Financial Statements included in this annual report for additional information on our Chapter 11 filings and proceedings.

The Industry

Industry Overview

The US consumes more chicken than any other protein (approximately 30 billion pounds projected in calendar year 2012), and chicken is the second most consumed protein globally after pork. The US is the world's largest producer of chicken and is projected to produce approximately 37 billion pounds of ready-to-cook broiler meat in calendar year 2012, representing 20.0% of the total world production. China and Brazil produce the second and third most broiler meat, with 16.6% and 16.4% of the world market, respectively.

The US is the second-largest exporter of broiler meat behind Brazil. The US is projected to export 7 billion pounds in calendar year 2012 which would account for 31.6% of the total world exports and 18.4% of the total US production. The top five exporters control over 89% of the market. The broiler export marketplace has grown at a rapid pace since the early 1990s. The growth has been driven by various geopolitical events such as the collapse of the former Soviet Union as well as changing consumer preferences. Key importers of broilers include Russia, China, the EU, Mexico and Saudi Arabia. Other export markets such as Hong Kong, Vietnam, the Middle East and Africa are projected to increase their imports of US chicken.

The US market is concentrated with four major chicken producers accounting for over 50% of production. The US chicken industry is largely vertically integrated with major producers owning and operating feed mills, processing plants and further processing plants while contracting out breeding and broiler production to thousands of contractually bound chicken farmers. More than 90% of all chickens raised for consumption are produced by farmers under a contract with processing companies. Processing companies provide the growers with chickens, feed, vaccines and medicines required for the production of broilers. The grower supplies all systems and labor required to bring the broilers up to slaughter weight. The grower is then paid based on the weight gain exhibited by the flock.

According to the USDA, chicken production in the US has increased at a compounded annual growth rate of 3.2% over the past 20 years. Similarly, per capita consumption of chicken has increased at a compounded annual growth rate of 1.4%. During this same period of time, per capita beef consumption has declined at a compounded annual growth rate of 0.6% while pork has declined at a compounded annual growth rate of 0.3%. The growth in chicken demand is attributable to (i) relative affordability compared to other proteins such as beef and pork, (ii) the increasingly health conscious nature of US consumers, (iii) chicken's consistent quality and versatility and (iv) its introduction on many foodservice menus. In addition, global protein demand has remained strong, and we believe protein demand will continue to expand consistent with rising standards of living and a growing middle class in developing countries around the world.

We benefit from a shorter production lifecycle of chickens compared to other proteins. While production for beef takes approximately 28 to 30 months from breeding to slaughter and the production for pork takes 11 to 12 months, the production lifecycle for the broiler is only ten weeks. There are three key components of broilers that are sold for consumption: the breast, the wing and the leg quarters. An estimated 88% of broiler production in the US is sold in separate parts, rather than as a whole bird. This is due primarily to an increase in demand associated with the white meat of the breast, as well as demand for boneless breasts and wings.

Key Industry Dynamics

Pricing. Like other commodities, changes to either the supply or demand components of the market can largely impact the profitability of key players in the industry. Specifically, given the low margins associated with the broiler industry, a change in pricing of commodity chicken products has a significant impact on the income generated by the producer. Items that impact chicken pricing in the US include international demand, changes in production by other broiler exporting countries, input costs, and the demand associated with substitute products such as beef and pork. While broiler producers attempt to match supply and demand, a minor change in downstream demand can impact whether the planned supply meets the market need.

Feed. Broilers are fed corn and soybean meal as well as certain vitamins and minerals. Corn and soybean meal account for approximately 65% and 24% of the feed, respectively. Broiler production is significantly more efficient from a feed perspective than cattle or hogs. Approximately 1.9 pounds of feed are required for each pound of chicken, as compared to approximately 6.5 and 3.0 pounds for cattle and hogs, respectively.

In the past, cost of feed had been largely steady, with occasional spikes resulting from externalities. These externalities often took the form of poor weather conditions, such as droughts or excessive rains leading to poor crop yields. More recently, however, feed prices have risen significantly due to increased demand both domestically for ethanol and globally for protein production.

Relationship with JBS USA

JBS USA currently owns 67.2% of our total issued and outstanding common stock. As a majority owned subsidiary of JBS USA, we work closely with their management to identify areas where both companies can seek synergies and benefit together. As part of our broader reorganization plan, we moved our headquarters to Greeley, Colorado, the headquarters of JBS USA.

Over the past three years, we have closed, idled or sold ten plants and 13 distribution centers, reduced or consolidated production at other facilities, streamlined our workforce and reduced administrative and corporate expenses, including closing our corporate headquarters and satellite headquarters as part of our relationship with JBS USA. We reopened an idled processing plant in Douglas, Georgia in January 2011. The Company will evaluate the decision to bring the Douglas, Georgia facility to full capacity during 2012.

While the US is our largest market, we have a growing focus on international markets as we diversify our geographic presence and expand our revenue base. Our key international markets include former countries within the Commonwealth of Independent States ("CIS"), the Far East and Mexico. We continue to leverage JBS USA's existing international network and distribution capabilities to tap new markets such as Africa and the Middle East.

Working with JBS USA, we have integrated sophisticated risk management techniques into our operations. We have taken steps to avoid, reduce and insure the different risks inherent in our business from a holistic viewpoint. We focus not only on operational risk, but financial and strategic risk as well. These areas of focus include input costs (commodity pricing, live and processed product cost and spoilage), revenue risk (sales price and mix), financial risk (adequate controls, timely and effective reporting systems and other management and governance systems) as well as competitive risks and market trends. We aim to identify, categorize and respond to these risks in a systematic manner to manage as much of their impact on our business as possible.

Recent Developments

Pilgrim's commenced a rights offering for up to approximately 44.4 million shares of common stock to its stockholders of record on January 17, 2012 in order to strengthen its capital structure. Pilgrim's distributed one nontransferable subscription right for each share of common stock then owned (the "Rights Offering"). Each subscription right entitles the holder to purchase 0.2072 shares of common stock at a purchase price of $4.50 per share. The Rights Offering also includes an over-subscription privilege, which entitles a stockholder who exercises all of their basic subscription privilege in full the right to purchase pro rata additional shares of common stock that remain unsubscribed at the expiration of the Rights Offering, which is scheduled to expire on February 29, 2012. Pilgrim's expects the aggregate gross proceeds (before expenses) of the offering to be approximately $200.0 million. Pilgrim's expects to use the net proceeds from the offering for additional working capital to improve our capital position and for general corporate purposes. We also anticipate that we will use a portion of the net proceeds from the Rights Offering to repay the principal amount of $50.0 million, plus accrued interest, of our subordinated debt owed to our majority stockholder, JBS USA. We may also use the net proceeds to repay indebtedness under the Exit Credit Facility. In addition, in connection with the Rights Offering, we expect to terminate certain commitments of JBS USA to make additional subordinated loans to us. JBS USA has committed to participate in the Rights Offering and exercise its basic subscription and over-subscription privilege in full and has executed an agreement reflecting its commitment.

Competitive Strengths

We believe that our competitive strengths will enable us to maintain and grow our position as a leading chicken company and to capitalize on future favorable growth opportunities:

Leading market position in the growing chicken industry. We are the second-largest chicken producer in the US with a 16.9% market share, based on ready-to-cook production. We believe we can maintain this leading market position as we are one of the few producers in the chicken industry that can fully supply larger retailers and foodservice companies due to our broad product offering and technical capabilities. We are a viable supplier for large integrated customers due to our ability to ensure supply, demonstrate innovation and new product development and provide competitive pricing. Our vertical integration gives us control over our supply of chicken and chicken parts. Further, our processing facilities offer a wide range of capabilities and are particularly suited for the high-volume production as well as low-volume custom production runs necessary to meet both the capacity and quality requirements of our customer base. Finally, we have established a reputation for dependable quality, highly responsive service and excellent technical support.

Experienced management team. We have a proven senior management team whose tenure in the chicken industry has spanned numerous market cycles and is among the most experienced in the industry. Our senior management team is led by William W. Lovette, our Chief Executive Officer, who has 29 years of experience in the chicken industry. Our management team has successfully improved and realigned our business and instilled a corporate culture focused on performance and accountability. Our senior operating executives have backgrounds with leading agribusiness companies, including Tyson Foods, Inc., ConAgra Foods, Inc. and Bunge Limited, among others. We believe that this combination of backgrounds and experience will continue to provide the foundation for a focused business strategy and will enable us to maintain and strengthen long-term relationships with customers and help us grow our business in the future. We also benefit from management ideas, best practices, and talent shared with the seasoned management team at our majority stockholder, JBS USA, and its parent company, JBS S.A., who have over 50 years of combined experience operating protein processing facilities in South America, the United States and Australia.

Leaner, more focused enterprise since emergence from bankruptcy. Following our restructuring efforts, we are a more efficient and lean organization supported by a market-driven business strategy. Since 2008, we have closed, idled or sold ten plants and 13 distribution centers, reduced or consolidated production at other facilities, streamlined our workforce and reduced administrative and corporate expenses including closing our corporate headquarters and satellite headquarters as part of our becoming a majority owned subsidiary of JBS USA. In addition, we continue to make significant production improvements driven by improved yields, labor, cost savings and product mix. We estimate that these efforts will result in a $400.0 million annualized run rate improvement in plant related costs and mix by the first part of 2012. Further, we are a financially stronger company with a more conservative balance sheet.

Blue chip and diverse customer base. We benefit from strong relationships with leading companies, including Sysco®, US Foodservice, Yum! Brands®, Wendy's®, Chick-fil-A®, Kroger®, Wal-Mart®, Costco®, Publix®, Sam's Club®, ConAgra Foods®, and Nestle®, many of whom have been doing business with us for more than six years. We sell our products to a large and diverse customer base, with over 5,000 customers and no concentrations above 6.0% of sales except for our largest customer, Wal-Mart Stores, Inc., which accounted for 9.9% of net sales in 2011.

Relationship with JBS USA. In addition to cost savings through the integration of certain corporate functions and the rationalization of facilities, our relationship with JBS USA allows us to enjoy several advantages given its diversified international operations and strong record in commodity risk management. We are leveraging JBS USA's international network and seek to expand into untapped international markets and strengthen our presence in geographies in which we already operate. In addition, JBS USA's expertise in managing the risk associated with volatile commodity inputs will help us to further improve our operations and manage our margins.

Business Strategy

Our objectives are to (i) strategically grow value added exports, (ii) be a valued partner with our key customers, (iii) relentlessly pursue operational excellence and (iv) instill accountability and ownership into our company culture. To achieve these goals, we plan to continue pursuing the following strategies:

Strategically grow value added exports. We will continue to focus on international opportunities and we plan to further diversify our international markets to complement our US chicken operations and capitalize on attractive export markets. According to the USDA, the export of US chicken products increased at a average annual growth rate of 3.6% from 2000 through 2010. We believe US chicken exports will continue to grow as worldwide demand increases for high-grade, low-cost meat protein sources. Historically, we targeted international markets to generate additional demand for our dark chicken meat, which is a natural by-product of our US operations given our concentration on prepared foods products and the US customers' general preference for white chicken meat. As part of this initiative, we created a significant international distribution network into several markets, including Mexico, which we now utilize not only for dark chicken meat distribution, but also for various higher-margin prepared foods and other poultry products. We employ both a direct international sales force and export brokers. Our key international markets include CIS, the Far East and Mexico. Our relationship with our majority owner, JBS USA, has improved our access to markets such as Africa, the Middle East and Asia. We believe substantial opportunities exist to expand our sales to these markets by capitalizing on direct international distribution channels supplemented by our existing export broker relationships. Our export sales accounted for approximately 13.0% of our US chicken sales in 2011 with year over year growth of 40.1%.

Valued partner with our key customers. We are the second-largest producer of chicken products in the world. We have developed and acquired complementary markets, distributor relationships and geographic locations, establishing relationships with broad-line national distributors and retailers which have enabled us to expand our customer base and provide nationwide distribution capabilities for all of our product lines. As a result, we believe we are one of only two US chicken producers that can supply the growing demand for a broad range of price competitive standard and specialized products with well-known brand names on a nationwide basis from a single-source supplier. By having the best in class quality management systems, we plan to further grow our industry position and continue being a valued partner with our key customers.

Operational excellence. As production and sales grow, we continue to focus on improving operating efficiencies by focusing on cost reductions, improving processes, training and our total quality management program. In addition, we remain focused on cost control. Specific initiatives include:

- Benchmarking live and plant costs against the industry;
- Striving to be in the top 25% of the industry for yields and costs;
- Driving accountability and ownership deeper in the organization;
- Conducting monthly performance reviews with senior management; and,
- Improving sales mix and price.

Accountability and ownership instilled in to the company culture. The Company has realigned its business units to give ownership and accountability to proven leaders of management. We plan to further grow and develop our talent within the company and implement a results oriented culture, consistent with the values of JBS USA. We have also implemented a new incentive system that focuses on process improvements, higher margins, improved sales mix and increased profits throughout the organization.

Reportable Business Segment

We operate in one reportable business segment, as a producer and seller of chicken products we either produce or purchase for resale in the US, Puerto Rico and Mexico. We conduct separate operations in the US, Puerto Rico and Mexico; however, for geographic reporting purposes, we include Puerto Rico with our US operations. See "Note 22. Business Segment and Geographic Reporting" of our Consolidated Financial Statements included in this annual report for additional information.

Narrative Description of Business

Products and Markets

Our primary chicken product types are fresh, prepared and export. We sell our fresh chicken products to the foodservice and retail markets. Our fresh chicken products consist of refrigerated (nonfrozen) whole or cut-up chicken, either pre-marinated or non-marinated and prepackaged case-ready chicken. Our case-ready chicken includes various combinations of freshly refrigerated, whole chickens and chicken parts in trays, bags or other consumer packs labeled and priced ready for the retail grocer's fresh meat counter. Our fresh chicken sales in 2011 accounted for 51.7% of our total US chicken sales.

We also sell prepared chicken products, including portion-controlled breast fillets, tenderloins and strips, delicatessen products, salads, formed nuggets and patties and bone-in chicken parts. These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw. In addition, these products are breaded or non-breaded and either pre-marinated or non-marinated. Our prepared chicken products sales in 2011 accounted for 35.0% of our total US chicken sales.

Export and other chicken products primarily consist of whole chickens and chicken parts sold mostly in bulk, non-branded form either refrigerated for distributors in the US or frozen for distribution to export markets. In the US, prices of these products are negotiated daily or weekly and are generally related to market prices quoted by the US Department of Agriculture ("USDA") or other public price reporting services. We sell US-produced chicken products for export to CIS, the Far East, Mexico and other world markets. Our export and other chicken products sales in 2011 accounted for 13.3% of our total US chicken sales.

Our primary customer markets consist of the foodservice and retail channels, as well as selected export and other markets. The foodservice market principally consists of chain restaurants, food processors, broad-line distributors and certain other institutions located throughout the continental US. We supply chicken products ranging from portion-controlled refrigerated chicken parts to fully-cooked and frozen, breaded or non-breaded chicken parts or formed products.

Our categories within foodservice include frozen, fresh and corporate accounts. Fresh and frozen chicken products are usually pre-cut to customer specifications and are often marinated to enhance value and product differentiation. Corporate accounts include further-processed and value-added products supplied to select foodservice customers improving their ability to manage product consistency and quality in a cost efficient manner. We believe we are positioned to be the primary or secondary supplier to national and international chain restaurants who require multiple suppliers of chicken products. Additionally, we believe we are well suited to be the sole supplier for many regional chain restaurants. Regional chain restaurants often offer better margin opportunities and a growing base of business. We believe we have operational strengths in terms of full-line product capabilities, high-volume production capacities, research and development expertise and extensive distribution and marketing experience relative to smaller and non-vertically integrated producers. Foodservice growth is anticipated to continue, despite the effects resulting from continued weak economic conditions in the US.

The retail market consists primarily of grocery store chains, wholesale clubs and other retail distributors. We concentrate our efforts in this market on sales of branded, prepackaged cut-up and whole chicken and chicken parts to grocery store chains and retail distributors. For many years, we have invested in both trade and retail marketing designed to establish high levels of brand name awareness and consumer preferences. We utilize numerous marketing techniques, including advertising, to develop and strengthen trade and consumer awareness and increase brand loyalty for consumer products marketed under the Pilgrim's Pride® and Pilgrim's® brands. We believe our efforts to achieve and maintain brand awareness and loyalty help to provide more secure distribution for our products. We also believe our efforts at brand awareness generate greater price premiums than would otherwise be the case in certain markets. Additionally, we maintain an active program to identify consumer preferences. The program primarily consists of discovering and validating new product ideas, packaging designs and methods through sophisticated qualitative and quantitative consumer research techniques in key geographic markets.

The export and other chicken market consists primarily of customers who purchase for distribution in the US or for export to CIS, the Far East, Mexico and other world markets. Our export and other chicken products, with the exception of our exported prepared chicken products, consist of whole chickens and chicken parts sold primarily in bulk, nonbranded form, either refrigerated or frozen.

Historically, we have targeted international markets to generate additional demand for our dark chicken meat, which is a natural by-product of our US operations given our concentration on prepared chicken products and the US customers' general preference for white chicken meat. We have also begun selling prepared chicken products for export to the international divisions of our US chain restaurant customers. Utilizing the extensive sales network of JBS USA, we believe that we can accelerate the sales of value-added chicken products into international channels. We also believe that the history of our successful export sales and our relationship with JBS USA position us favorably to capitalize on international growth.

The following table sets forth, for the periods beginning with 2007, net sales attributable to each of our primary product lines and markets served with those products. We based the table on our internal sales reports and their classification of product types.

	2011	2010	Transition Period	2009	2008	2007
			(In thousands)			
US chicken:						
Prepared chicken	$ 2,135,337	$ 2,262,107	$ 535,810	$ 2,294,576	$ 2,552,065	$ 2,409,113
Fresh chicken	3,160,429	2,834,972	663,418	3,113,062	3,591,785	3,255,716
Export and other chicken by-products	808,038	581,303	134,976	656,276	933,197	663,525
Total US chicken	6,103,804	5,678,382	1,334,204	6,063,914	7,077,047	6,328,354
Mexico chicken	720,333	615,433	127,557	487,785	543,583	488,466
Total chicken	6,824,137	6,293,815	1,461,761	6,551,699	7,620,630	6,816,820
Other products:						
US	674,923	558,675	132,500	505,738	863,495	661,115
Mexico	36,638	29,139	8,473	30,618	34,632	20,677
Total other products	711,561	587,814	140,973	536,356	898,127	681,792
Total net sales	$ 7,535,698	$ 6,881,629	$ 1,602,734	$ 7,088,055	$ 8,518,757	$ 7,498,612

The following table sets forth, beginning with 2007, the percentage of net US chicken sales attributable to each of our primary product lines and the markets serviced with those products. We based the table and related discussion on our internal sales reports and their classification of product types and customers.

	2011	2010	Transition Period	2009	2008	2007
			(Percent)			
Prepared chicken	35.0	39.9	40.2	37.9	36.1	38.2
Fresh chicken	51.7	49.9	49.7	51.3	50.7	51.4
Export and other chicken by-products	13.3	10.2	10.1	10.8	13.2	10.4
Total US chicken	100.0	100.0	100.0	100.0	100.0	100.0

United States

Product Types

Fresh Chicken Overview. Fresh chicken is an important component of our sales and accounted for $3,160.4 million, or 51.7%, of our total US chicken sales in 2011 and $3,255.7 million, or 51.4%, in 2007. Most fresh chicken products are sold to established customers, based upon certain weekly or monthly market prices reported by the USDA and other public price reporting services, plus a markup, which is dependent upon the customer's location, volume, product specifications and other factors. We believe our practices with respect to sales of fresh chicken are generally consistent with those of our competitors. The majority of these products are sold pursuant to agreements with varying terms that either set a fixed price for the products or set a price according to formulas based on underlying commodity markets such as corn and chicken price forecasts, subject in many cases to minimum and maximum prices.

Prepared Chicken Overview. In 2011, $2,135.3 million, or 35.0%, of our US chicken sales were in prepared chicken products to foodservice customers and retail distributors, as compared to $2,409.1 million, or 38.2%, in 2007. The production and sale in the US of prepared chicken products reduce the impact of the costs of feed ingredients on our profitability. Feed ingredient costs are the single largest component of our US cost of sales, representing approximately 40.7% of our US cost of sales in 2011. The production of feed ingredients is positively or negatively affected primarily by the global level of supply inventories, demand for feed ingredients, the agricultural policies of the US and foreign governments and weather patterns throughout the world. As further processing is performed, feed ingredient costs become a decreasing percentage of a product's total production cost, thereby reducing their impact on our profitability. Products sold in this form enable us to charge a premium, reduce the impact of feed ingredient costs on our profitability and improve and stabilize our profit margins.

We establish prices for our prepared chicken products based primarily upon perceived value to the customer, production costs and prices of competing products. The majority of these products are sold pursuant to agreements with varying terms that either set a fixed price for short-term periods or set a price according to formulas based on an underlying commodity market such as corn and chicken price forecasts, subject in many cases to minimum and maximum prices. Many times, these prices are dependent upon the customer's location, volume, product specifications and other factors.

Export and Other Chicken Products Overview. Our export and other products consist of whole chickens and chicken parts sold primarily in bulk, non-branded form, either refrigerated to distributors in the US or frozen for distribution to export markets, and branded and non-branded prepared chicken products for distribution to export markets. In 2011, approximately $808.0 million, or 13.3%, of our total US chicken sales were attributable to US chicken export and other products, as compared to $663.5 million, or 10.4%, in 2007.

Markets for Other Products

In 2011, we had regional distribution centers located in Arizona, Texas and Utah that were primarily focused on distributing our own chicken products. In November 2011, we sold the distribution centers to JBS Trading International, Inc., a wholly owned subsidiary of JBS USA. See "Note 17. Related Party Transactions" of our Consolidated Financial Statements included in this annual report for additional information on the sale of the distribution centers. In addition, we market fresh eggs under private labels, in various sizes of cartons and flats to US retail grocery and institutional foodservice customers located primarily in Texas. Many of our US feed mills produce and sell some livestock feeds to local dairy farmers and livestock producers. Also included in this category are chicken by-products, which we convert into protein products and sell primarily to manufacturers of pet foods.

Mexico

Background

The Mexico market represented approximately 10.0% of our net sales in 2011. We are the second-largest producer and seller of chicken in Mexico. We believe that we are one of the lower-cost producers of chicken in Mexico.

Product Types

While the market for chicken products in Mexico is less developed than in the US, with sales attributed to fewer, more basic products, we have been successful in differentiating our products through high-quality client service and product improvements. Additionally, we are an important player in the live market, which accounts for 31% of the chicken sales in Mexico.

Markets

We sell our chicken products primarily to wholesalers, large restaurant chains, fast food accounts, supermarket chains and direct retail distribution in selected markets. Our largest presence is by far in the central states of the country where we have been able to gain market share. Our presence in Mexico reaches 74% of the population.

Foreign Operations Risks

Our foreign operations pose special risks to our business and operations. A discussion of foreign operations risks is included in "Item 1A. Risk Factors."

General

Competitive Conditions

The chicken industry is highly competitive. We are the second largest producer in the world and we believe our relationship with JBS USA enhances our competitive position. In the US and Mexico, we compete principally with other vertically integrated poultry companies.

In general, the competitive factors in the US chicken industry include price, product quality, product development, brand identification, breadth of product line and customer service. Competitive factors vary by major market. In the US retail market, we believe that product quality, brand awareness, customer service and price are the primary bases of competition. In the foodservice market, competition is based on consistent quality, product development, service and price. There is some competition with non-vertically integrated further processors in the US prepared chicken business. We believe vertical integration generally provides significant, long-term cost and quality advantages over non-vertically integrated further processors.

In Mexico, where product differentiation has traditionally been limited, we believe product quality and price have been the most critical competitive factors.

Restructuring Efforts

Since January 2010, we implemented significant operational changes to reduce costs and operate more efficiently, as well as realized substantial benefits through synergies following the JBS USA acquisition. We reduced our production footprint to mitigate capacity utilization and efficiency issues created by previously enacted across-the-board production cuts. In addition, we continue to evaluate our noncore businesses, which has resulted in the sale of certain noncore businesses. Our restructuring efforts included:

- Idling a processing facility in Dallas, Texas.
- Closing hatcheries in Moulton, Alabama and DeQueen, Arkansas.
- Idling a feed mill in Staley, North Carolina.
- Closing administrative offices in Pittsburg, Texas and Atlanta, Georgia.
- Selling distribution centers in Mt. Pleasant, Texas; Arlington, Texas; San Antonio, Texas; Salt Lake City, Utah, and Phoenix, Arizona to JBS Trading International, Inc.
- Selling our pork operations to Swift Pork Company.
- Selling a rendering facility in Ball Ground, Georgia and a hatchery in Crossville, Alabama.
- Reducing or consolidating production at various other facilities throughout the US.

Exit and disposal activities from January 2010 to present have eliminated approximately 1,500 positions and recognized net pre-tax charges totaling $96.4 million.

In addition, we continue to realize other business improvements and efficiency gains from ongoing actions and a more favorable product mix since exiting from bankruptcy. These ongoing improvements include reductions in selling, general and administrative expenses through administrative headcount reductions; supply chain and margin improvements; savings from contract rejections; and additional improvements. We also continue to review and evaluate various restructuring and other alternatives to streamline our operations, improve efficiencies and reduce costs. Such initiatives may include selling assets, consolidating operations and functions, employee relocation and voluntary and involuntary employee separation programs. Any such actions may require us to obtain the pre-approval of our lenders under our Exit Credit Facility. In addition, such actions will subject the Company to additional short-term costs, which may include asset impairment charges, lease commitment costs, employee retention and severance costs and other costs. Certain of these activities may have a disproportionate impact on our income relative to the cost savings.

Key Customers

Our two largest customers accounted for approximately 15.9% of our net sales in 2011, and our largest customer, Wal-Mart Stores Inc., accounted for 9.9% of our net sales in 2011.

Regulation and Environmental Matters

The chicken industry is subject to government regulation, particularly in the health and environmental areas, including provisions relating to the discharge of materials into the environment, by the Centers for Disease Control, the USDA, the Food and Drug Administration ("FDA") and the Environmental Protection Agency ("EPA") in the US and by similar governmental agencies in Mexico. Our chicken processing facilities in the US are subject to on-site examination, inspection and regulation by the USDA. The FDA inspects the production of our feed mills in the US. Our Mexican food processing facilities and feed mills are subject to on-site examination, inspection and regulation by a Mexican governmental agency that performs functions similar to those performed by the USDA and FDA. We believe that we are in substantial compliance with all applicable laws and regulations relating to the operations of our facilities.

Our operations are subject to extensive regulation by the EPA and other state and local authorities relating to handling and discharge of waste water, storm water, air emissions, treatment, storage and disposal of wastes, handling of hazardous substances and remediation of contaminated soil, surface water and groundwater. Our Mexican operations also are subject to extensive regulation by Mexican environmental authorities. The EPA and/or other US or Mexican state and local authorities may, from time to time, adopt revisions to environmental rules and regulations, and/or changes in the terms and conditions of our environmental permits, with which we must comply. Compliance with existing or new environmental requirements, including more stringent limitations imposed or expected in recently-renewed or soon-to be renewed environmental permits; may require capital expenditures and operating expenses which may be significant.

Some of our properties have been impacted by contamination from spills or other releases, and we have incurred costs to remediate such contamination. In addition, in the past we acquired businesses with operations such as pesticide and fertilizer production that involved greater use of hazardous materials and generation of more hazardous wastes than our current operations. While many of those operations have been sold or closed, some environmental laws impose strict and, in certain circumstances, joint and several liability for costs of investigation and remediation of contaminated sites on current and former owners and operators of the sites, and on persons who arranged for disposal of wastes at such sites. In addition, current owners or operators of such contaminated sites may seek to recover cleanup costs from us based on past operations or contractual indemnifications. See "Item 1A. Risk Factors" for risks associated with compliance with existing or changing environmental requirement.

We anticipate increased regulation by the USDA concerning food safety, by the FDA concerning the use of medications in feed and by the EPA and various other state agencies concerning discharges to the environment. Although we do not anticipate any regulations having a material adverse effect upon us, a material adverse effect may occur.

Employees

As of December 25, 2011, we employed approximately 34,500 persons in the US and approximately 5,000 persons in Mexico. Approximately 36.0% of the Company's employees were covered under collective bargaining agreements. Substantially all employees covered under collective bargaining agreements are covered under agreements that expired in 2011 and have yet to be renegotiated or will expire in 2012. We have not experienced any labor-related work stoppage at any location in over seven years. We believe our relations with our employees are satisfactory. At any given time, we will be in some stage of contract negotiation with various collective bargaining units. The Company is currently in negotiations with union locals in eight locations, and there is no assurance that agreement will be reached, or if reached, on terms that are favorable to the Company. In the absence of an agreement, we may become subject to a strike, a work stoppage or other labor action at any of these locations.

Financial Information about Foreign Operations

Our foreign operations are in Mexico. Geographic financial information is set forth in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation."

Available Information

The Company's Internet website is http://www.pilgrims.com. The Company makes available, free of charge, through its Internet website, the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Directors and Officers Forms 3, 4 and 5, and amendments to those reports, as soon as reasonably practicable after electronically filing such materials with, or furnishing them to, the Securities and Exchange Commission. The public may read and copy any materials that the Company files with the Securities and Exchange Commission at its Public Reference Room at 100 F Street, NE, Washington, DC 20549 and may obtain information about the operation of the Public Information Room by calling the Securities and Exchange Commission at 1-800-SEC-0330.

In addition, the Company makes available, through its Internet website, the Company's Business Code of Conduct and Ethics, Corporate Governance Guidelines and the written charter of the Audit Committee, each of which is available in print to any stockholder who requests it by contacting the Secretary of the Company at 1770 Promontory Circle, Greeley, Colorado 80634-9038. Information contained on the Company's website is not included as part of, or incorporated by reference into, this annual report.

Executive Officers

Set forth below is certain information relating to our current executive officers:

Name	**Age**	**Positions**
Wesley Mendonça Batista	41	Chairman of the Board
William W. Lovette	51	President and Chief Executive Officer
Fabio Sandri	40	Chief Financial Officer

Wesley Mendonça Batista, 41, currently serves as Chairman of the Board of Pilgrim's Pride Corporation. Mr. Batista became President and Chief Executive Officer of JBS S.A. in February 2011. Mr. Batista previously served as President and Chief Executive Officer of JBS USA for approximately four years. Mr. Batista also serves as Chairman of the Board of JBS USA and is the Vice President of JBS S.A.'s board of directors. Mr. Batista has served in various capacities at JBS S.A. since 1987. Mr. Batista is the brother of Joesley Mendonça Batista, Chairman of the Board of JBS S.A., and José Batista Júnior, a Director of the Company and a Director of JBS S.A., and is the son of José Batista Sobrinho, the founder of JBS S.A. and a member of its board of directors. Mr. Batista brings to our board significant senior leadership and industry experience. Mr. Batista has long been one of the most respected executives in Brazil's protein industry, and his reputation is now firmly established worldwide. Mr. Batista grew up in the protein industry, and it is his strategic insight and entrepreneurial spirit that has facilitated the growth of JBS S.A. through numerous acquisitions, expanding its reach across the globe. As Chairman of the Board, Mr. Batista has direct responsibility for Pilgrim's Pride's strategy and operations.

William W. Lovette, 51, joined Pilgrim's as President and Chief Executive Officer on January 3, 2011. He brings more than 29 years of industry leadership experience to Pilgrim's. He previously served two years as President and Chief Operating Officer of Case Foods, Inc. Before joining Case Foods, Inc., Mr. Lovette spent 25 years with Tyson Foods in various roles in senior management, including President of its International Business Unit, President of its Foodservice Business Unit and Senior Group Vice President of Poultry and Prepared Foods. Mr. Lovette earned a B.S. degree from Texas A&M University. In addition, he is a graduate of Harvard Business School's Advanced Management Program.

Fabio Sandri, 40, has served as the Chief Financial Officer for Pilgrim's since June 2011. He previously served as the chief financial officer of Estacio Participações, the private post-secondary educational institution in Brazil since April 2010. From November 2008 until April 2010, he was the chief financial officer of Imbra SA, a provider of dental services based in Sao Paolo, Brazil. Commencing in 2005 through October 2008, he was employed by Braskem S.A., a New York Stock Exchange-listed petrochemical company headquartered in Camaçari, Brazil, first from 2005 to 2007 as its strategy director and from 2007 until his departure as its corporate controller. He earned his Masters in Business Administration in 2001 from the Wharton School at the University of Pennsylvania and a degree in electrical engineering in 1993 from Escola Politécnica da Universidade de São Paulo.

Item 1A. Risk Factors

Forward Looking Statements

Certain written and oral statements made by our Company and subsidiaries of our Company may constitute "forward-looking statements" as defined under the Private Securities Litigation Reform Act of 1995. This includes statements made herein, in our other filings with the SEC, in press releases, and in certain other oral and written presentations.

Statements of our intentions, beliefs, expectations or predictions for the future, denoted by the words "anticipate," "believe," "estimate," "expect," "plan," "project," "imply," "intend," "foresee" and similar expressions, are forward-looking statements that reflect our current views about future events and are subject to risks, uncertainties and assumptions. Such risks, uncertainties and assumptions include those described under "Risk Factors" below and elsewhere in this annual report.

Actual results could differ materially from those projected in these forward-looking statements as a result of these factors, among others, many of which are beyond our control.

In making these statements, we are not undertaking, and specifically decline to undertake, any obligation to address or update each or any factor in future filings or communications regarding our business or results, and we are not undertaking to address how any of these factors may have caused changes in information contained in previous filings or communications. The risks described below are not the only risks we face, and additional risks and uncertainties may also impair our business operations. The occurrence of any one or more of the following or other currently unknown factors could materially adversely affect our business and operating results.

Risk Factors

The following risk factors should be read carefully in connection with evaluating our business and the forward-looking information contained in this annual report on Form 10-K. Any of the following risks could materially adversely affect our business, operations, industry or financial position or our future financial performance. While we believe we have identified and discussed below all risk factors affecting our business that we believe are material, there may be additional risks and uncertainties that are not presently known or that are not currently believed to be significant that may adversely affect our business, operations, industry, financial position and financial performance in the future.

Industry cyclicality can affect our earnings, especially due to fluctuations in commodity prices of feed ingredients and chicken.

Profitability in the chicken industry is materially affected by the commodity prices of feed ingredients and chicken, which are determined by supply and demand factors. As a result, the chicken industry is subject to cyclical earnings fluctuations.

The production of feed ingredients is positively or negatively affected primarily by the global level of supply inventories and demand for feed ingredients, the agricultural policies of the United States and foreign governments and weather patterns throughout the world. In particular, weather patterns often change agricultural conditions in an unpredictable manner. A significant change in weather patterns could affect supplies of feed ingredients, as well as both the industry's and our ability to obtain feed ingredients, grow chickens or deliver products. More recently, feed prices have been impacted by increased demand both domestically for ethanol and globally for protein production.

Market prices for feed ingredients decreased throughout 2009 and the first six months of 2010, but rose significantly again from the third quarter of 2010 to the second quarter of 2011. These prices remained at historically high levels throughout the third quarter of 2011 before decreasing in the fourth quarter of 2011. Market prices for feed ingredients remain volatile. Consequently, there can be no assurance that the price of corn or soybean meal will not continue to rise as a result of, among other things, increasing demand for these products around the world and alternative uses of these products, such as ethanol and biodiesel production.

High feed ingredient prices have had, and may continue to have, a materially adverse effect on our operating results, which has resulted in, and may continue to result in, additional noncash expenses due to impairment of the carrying amounts of certain of our assets. We periodically seek, to the extent available, to enter into advance purchase commitments or financial derivative contracts for the purchase of feed ingredients in an effort to manage our feed ingredient costs. The use of these instruments may not be successful. In addition, we have not designated the derivative financial instruments that we have purchased to mitigate commodity purchase exposures as cash flow hedges. Therefore, we recognized changes in the fair value of these derivative financial instruments immediately in earnings. Unexpected changes in the fair value of these instruments could adversely affect the results of our operations.

As a result of high corn and soybean meal prices and low chicken prices, we have experienced significant losses during 2011. If chicken prices and feed ingredient prices fail to improve relative to the average 2011 prices, then, despite the amendments to the Exit Credit Facility obtained in connection with the Rights Offering, we may not be able to continue to comply with the financial covenants in the Exit Credit Facility.

Outbreaks of livestock diseases in general and poultry diseases in particular, including avian influenza, can significantly affect our ability to conduct our operations and demand for our products.

We take precautions designed to ensure that our flocks are healthy and that our processing plants and other facilities operate in a sanitary and environmentally-sound manner. However, events beyond our control, such as the outbreaks of disease, either in our own flocks or elsewhere, could significantly affect demand for our products or our ability to conduct our operations. Furthermore, an outbreak of disease could result in governmental restrictions on the import and export of our fresh chicken or other products to or from our suppliers, facilities or customers, or require us to destroy one or more of our flocks. This could also result in the cancellation of orders by our customers and create adverse publicity that may have a material adverse effect on our ability to market our products successfully and on our business, reputation and prospects.

During the first half of 2006, there was substantial publicity regarding a highly pathogenic strain of avian influenza, known as H5N1, which has been affecting Asia since 2002 and which has also been found in Europe and Africa. It is widely believed that H5N1 is being spread by migratory birds, such as ducks and geese. There have also been some cases where H5N1 is believed to have passed from birds to humans as humans came into contact with live birds that were infected with the disease.

Although highly pathogenic H5N1 has not been identified in North America, there have been outbreaks of low pathogenic strains of avian influenza in North America, and in Mexico outbreaks of both high and low-pathogenic strains of avian influenza are a fairly common occurrence. Historically, the outbreaks of low pathogenic avian influenza have not generated the same level of concern, or received the same level of publicity or been accompanied by the same reduction in demand for poultry products in certain countries as that associated with the highly pathogenic H5N1 strain. Accordingly, even if the highly pathogenic H5N1 strain does not spread to North or Central America, there can be no assurance that it will not materially adversely affect demand for North or Central American produced poultry internationally and/or domestically, and, if it were to spread to North or Central America, there can be no assurance that it would not significantly affect our ability to conduct our operations and/or demand for our products, in each case in a manner having a material adverse effect on our business, reputation and/or prospects.

If our poultry products become contaminated, we may be subject to product liability claims and product recalls.

Poultry products may be subject to contamination by disease-producing organisms, or pathogens, such as *Listeria monocytogenes*, *Salmonella* and generic *E.coli*. These pathogens are generally found in the environment, and, as a result, there is a risk that they, as a result of food processing, could be present in our processed poultry products. These pathogens can also be introduced as a result of improper handling at the further processing, foodservice or consumer level. These risks may be controlled, although not eliminated, by adherence to good manufacturing practices and finished product testing. We have little, if any, control over proper handling once the product has been shipped. Illness and death may result if the pathogens are not eliminated at the further processing, foodservice or consumer level. Even an inadvertent shipment of contaminated products is a violation of law and may lead to increased risk of exposure to product liability claims, product recalls and increased scrutiny by federal and state regulatory agencies and may have a material adverse effect on our business, reputation and prospects.

Product liability claims or product recalls can adversely affect our business reputation, expose us to increased scrutiny by federal and state regulators and may not be fully covered by insurance.

The packaging, marketing and distribution of food products entail an inherent risk of product liability and product recall and the resultant adverse publicity. We may be subject to significant liability if the consumption of any of our products causes injury, illness or death. We could be required to recall certain of our products in the event of contamination or damage to the products. In addition to the risks of product liability or product recall due to deficiencies caused by our production or processing operations, we may encounter the same risks if any third party tampers with our products. We cannot assure you that we will not be required to perform product recalls, or that product liability claims will not be asserted against us, in the future. Any claims that may be made may create adverse publicity that would have a material adverse effect on our ability to market our products successfully or on our business, reputation, prospects, financial condition and results of operations.

If our poultry products become contaminated, we may be subject to product liability claims and product recalls. There can be no assurance that any litigation or reputational injury associated with product recalls will not have a material adverse effect on our ability to market our products successfully or on our business, reputation, prospects, financial condition and results of operations.

We currently maintain insurance with respect to certain of these risks, including product liability insurance, property insurance, workers compensation insurance, business interruption insurance and general liability insurance, but in many cases such insurance is expensive, difficult to obtain and no assurance can be given that such insurance can be maintained in the future on acceptable terms, or in sufficient amounts to protect us against losses due to any such events, or at all. Moreover, even though our insurance coverage may be designed to protect us from losses attributable to certain events, it may not adequately protect us from liability and expenses we incur in connection with such events. Additionally, in the past, two of our insurers encountered financial difficulties and were unable to fulfill their obligations under the insurance policies as anticipated and, separately, two of our other insurers contested coverage with respect to claims covered under policies purchased, forcing us to litigate the issue of coverage before we were able to collect under these policies.

Competition in the chicken industry with other vertically integrated poultry companies may make us unable to compete successfully in these industries, which could adversely affect our business.

The chicken industry is highly competitive. In both the United States and Mexico, we primarily compete with other vertically integrated chicken companies.

In general, the competitive factors in the US chicken industry include:

- Price;
- Product quality;
- Product development;
- Brand identification;
- Breadth of product line; and
- Customer service.

Competitive factors vary by major market. In the foodservice market, competition is based on consistent quality, product development, service and price. In the US retail market, we believe that competition is based on product quality, brand awareness, customer service and price. Further, there is some competition with non-vertically integrated further processors in the prepared chicken business. In Mexico, where product differentiation has traditionally been limited, we believe product quality and price have been the most critical competitive factors.

The loss of one or more of our largest customers could adversely affect our business.

Our two largest customers accounted for approximately 15.9% of our net sales in 2011, and our largest customer, Wal-Mart Stores Inc., accounted for 9.9% of our net sales in 2011. Our business could suffer significant setbacks in revenues and operating income if we lost one or more of our largest customers, or if our customers' plans and/or markets should change significantly.

Our foreign operations pose special risks to our business and operations.

We have significant operations and assets located in Mexico and may participate in or acquire operations and assets in other foreign countries in the future. Foreign operations are subject to a number of special risks, including among others:

- Currency exchange rate fluctuations;
- Trade barriers;
- Exchange controls;
- Expropriation; and
- Changes in laws and policies, including tax laws and laws governing foreign-owned operations.

Currency exchange rate fluctuations have adversely affected us in the past. Exchange rate fluctuations or one or more other risks may have a material adverse effect on our business or operations in the future.

Our operations in Mexico are conducted through subsidiaries organized under the laws of Mexico. We may rely in part on intercompany loans and distributions from our subsidiaries to meet our obligations. Claims of creditors of our subsidiaries, including trade creditors, will generally have priority as to the assets of our subsidiaries over our claims. Additionally, the ability of our Mexican subsidiaries to make payments and distributions to us will be subject to, among other things, Mexican law. In the past, these laws have not had a material adverse effect on the ability of our Mexican subsidiaries to make these payments and distributions. However, laws such as these may have a material adverse effect on the ability of our Mexican subsidiaries to make these payments and distributions in the future.

Disruptions in international markets and distribution channels could adversely affect our business.

Historically, we have targeted international markets to generate additional demand for our products. In particular, given US customers' general preference for white meat, we have targeted international markets for the sale of dark chicken meat, specifically leg quarters, which are a natural by-product of our US operations' concentration on prepared chicken products. As part of this initiative, we have created a significant international distribution network into several markets in Mexico, CIS, and the Far East. Our success in these markets may be, and our success in recent periods has been, adversely affected by disruptions in chicken export markets. For example:

- As a result of the January 2008 elimination of a tariff with regard to the import of chicken leg quarters into Mexico, greater amounts of chicken have been imported into Mexico from the US. On February 7, 2011, Mexico announced that it would investigate US producers over dumping complaints lodged by Mexican chicken processors. Mexican chicken processors allege US producers sold chicken legs and thighs on the Mexican market below their cost of production in 2010. The reinstatement of tariffs in Mexico would affect our ability to export products to Mexico and could have a material negative effect on our results of operations.

- China imposed anti-dumping and countervailing duties on the US chicken producers in 2010. Until these duties are modified or eliminated, the duty rates can be expected to deter Chinese importers from purchases of US-origin chicken products, including our chicken products, and can be expected to diminish the volume of such purchases.

- Russia effectively banned US poultry imports shipped after January 1, 2010 because of a chlorine treatment procedure required by US Department of Agriculture regulations. While Russia did allow US poultry imports to resume and we began exporting products to Russia again in September 2010, there can be no assurances that new disruptions will not arise. For example, Russia has indicated that it will develop its own internal poultry production and has set an import quota of 330,000 metric tons of poultry for 2012.

A significant risk is disruption due to import restrictions and tariffs, other trade protection measures, and import or export licensing requirements. In addition, disruptions may be caused by outbreaks of disease such as avian influenza, either in our flocks or elsewhere in the world, and resulting changes in consumer preferences. For example, the occurrence of avian influenza in Eastern Europe in October 2005 affected demand for poultry in Europe.

One or more of these or other disruptions in the international markets and distribution channels could adversely affect our business.

Regulation, present and future, is a constant factor affecting our business.

Our operations will continue to be subject to federal, state and local governmental regulation, including in the health, safety and environmental areas. We anticipate increased regulation by various agencies concerning food safety, the use of medication in feed formulations and the disposal of chicken by-products and wastewater discharges.

Also, changes in laws or regulations or the application thereof may lead to government enforcement actions and the resulting litigation by private litigants. We are aware of an industry-wide investigation by the Wage and Hour Division of the US Department of Labor to ascertain compliance with various wage and hour issues, including the compensation of employees for the time spent on such activities such as donning and doffing work equipment. We have been named a defendant in a number of related suits brought by employees. Due, in part, to the government investigation and the recent US Supreme Court decision in *IBP, Inc. v. Alvarez*, it is possible that we may be subject to additional employee claims.

Further, on December 8, 2011, the USDA's Grain Inspection, Packers and Stockyards Administration issued new regulations under the Packers and Stockyards Act that would apply to all stages of a live poultry dealer's poultry grow-out. The new regulations will likely have a significant impact on the relationship between integrated poultry processors, like us, and their independent growers. Among other things, the new regulations will substantially limit our and our independent contract growers' freedom of contract, and affect the way we pay our independent contract growers. Many of the new regulations are, in our view, unclear, vague and will likely require litigation to determine their scope and impact. Such litigation could be costly to our industry and us. The new regulations could also lead to increased enforcement activity and private litigation against integrated poultry producers that could have a material adverse effect on our operations and financial operating results. Additionally, the new regulations could increase the cost of doing business or change the way in which we do business.

In addition, unknown matters, new laws and regulations, or stricter interpretations of existing laws or regulations may also materially affect our business or operations in the future.

New immigration legislation or increased enforcement efforts in connection with existing immigration legislation could cause the costs of doing business to increase, cause us to change the way we conduct our business or otherwise disrupt our operations.

Immigration reform continues to attract significant attention in the public arena and the US Congress. If new federal immigration legislation is enacted or if states in which we do business enact immigration laws, such laws may contain provisions that could make it more difficult or costly for us to hire US citizens and/or legal immigrant workers. In such case, we may incur additional costs to run our business or may have to change the way we conduct our operations, either of which could have a material adverse effect on our business, operating results and financial condition. Also, despite our past and continuing efforts to hire only US citizens and/or persons legally authorized to work in the US, we may be unable to ensure that all of their employees are US citizens and/or persons legally authorized to work in the US. For example, US Immigration and Customs Enforcement has investigated identity theft within our workforce. With our cooperation, during 2008 US Immigration and Customs Enforcement arrested approximately 300 employees believed to have engaged in identity theft at five of our facilities. No assurances can be given that further enforcement efforts by governmental authorities will not disrupt a portion of our workforce or operations at one or more facilities, thereby negatively impacting our business. Also, no assurance can be given that further enforcement efforts by governmental authorities will not result in the assessment of fines that could adversely affect our financial position, operating results or cash flows.

Loss of essential employees could have a significant negative impact on our business.

Our success is largely dependent on the skills, experience, and efforts of our management and other employees. The loss of the services of one or more members of our senior management or of numerous employees with essential skills could have a negative effect on our business, financial condition and results of operations. If we are not able to retain or attract talented, committed individuals to fill vacant positions when needs arise, it may adversely affect our ability to achieve our business objectives.

Our performance depends on favorable labor relations with our employees and our compliance with labor laws. Any deterioration of those relations or increase in labor costs due to our compliance with labor laws could adversely affect our business.

As of December 25, 2011, we employed approximately 34,500 persons in the US and approximately 5,000 persons in Mexico. Approximately 36.0% of the Company's employees were covered under collective bargaining agreements. Substantially all employees covered under collective bargaining agreements are covered under agreements that expired in 2011 and have yet to be renegotiated or will expire in 2012. We have not experienced any labor-related work stoppage at any location in over seven years. We believe our relations with our employees are satisfactory. At any given time, we will be in some stage of contract negotiation with various collective bargaining units. The Company is currently in negotiation with union locals in eight locations, and there is no assurance that agreement will be reached, or if reached, on terms that are favorable to the Company. In the absence of an agreement, we may become subject to a strike, a work stoppage or other labor action at any of these locations.

Extreme weather or natural disasters could negatively impact our business.

Extreme weather or natural disasters, including droughts, floods, excessive cold or heat, hurricanes or other storms, could impair the health or growth of our flocks, production or availability of feed ingredients, or interfere with our operations due to power outages, fuel shortages, damage to our production and processing facilities or disruption of transportation channels, among other things. Any of these factors could have an adverse effect on our financial results.

We may face significant costs for compliance with existing or changing environmental requirements and for potential environmental obligations relating to current or discontinued operations.

Compliance with existing or changing environmental requirements, including more stringent limitations imposed or expected in recently-renewed or soon-to be renewed environmental permits, will require capital expenditures for installation of new or upgraded pollution control equipment at some of our facilities. In addition, a number of our facilities, that have been operating below capacity due to economic conditions or where upgrades have been delayed or deferred, will require capital expenditures before production can be restored to pre-bankruptcy levels in compliance with environmental requirements.

In the past, we have acquired businesses with operations such as pesticide and fertilizer production that involved greater use of hazardous materials and generation of more hazardous wastes than our current operations. While many of those operations have been sold or closed, some environmental laws impose strict and, in certain circumstances, joint and several liability for costs of investigation and remediation of contaminated sites on current and former owners and operators of the sites, and on persons who arranged for disposal of wastes at such sites. In addition, current owners or operators of such contaminated sites may seek to recover cleanup costs from us based on past operations or contractual indemnifications.

New environmental requirements, stricter interpretations of existing environmental requirements, or obligations related to the investigation or clean-up of contaminated sites, may materially affect our business or operations in the future.

JBS USA holds a majority of our common stock and has the ability to control the vote on most matters brought before the holders of our common stock.

JBS USA holds a majority of the shares and voting power of our common stock and is entitled to appoint a majority of the members of our board of directors. As a result, JBS USA will, subject to restrictions on its voting power and actions in a stockholders agreement between us and JBS USA and our organization documents, have the ability to control our management, policies and financing decisions, elect a majority of the members of our board of directors at the annual meeting and control the vote on most matters coming before the holders of our common stock.

Our majority stockholder, JBS USA, has committed to participate in the Rights Offering and exercise the basic subscription and over-subscription privilege in full and has executed an agreement reflecting its commitment. Once JBS USA exercises its basic and over-subscription privilege in full and no other stockholders do so, the percentage of the outstanding common stock beneficially owned by JBS USA would increase from approximately 67.2% to 72.8% based on the number of shares of common stock outstanding as of January 17, 2012. Under the stockholders agreement between us and JBS USA, JBS USA has the ability to elect up to six members of our board of directors and the other holders of our common stock have the ability to elect up to two members of our board of directors. If the percentage of our outstanding common stock owned by JBS USA exceeds 80%, then JBS USA would have the ability to elect one additional member of our board of directors while the other holders of our common stock would have the ability to elect one less member of our board of directors.

Our operations are subject to general risks of litigation.

We are involved on an on-going basis in litigation with our independent contract growers or arising in the ordinary course of business or otherwise. Trends in litigation may include class actions involving consumers, shareholders, employees or injured persons, and claims relating to commercial, labor, employment, antitrust, securities or environmental matters. Litigation trends and the outcome of litigation cannot be predicted with certainty and adverse litigation trends and outcomes could adversely affect our financial results.

We depend on contract growers and independent producers to supply us with livestock.

We contract primarily with independent contract growers to raise the live chickens processed in our poultry operations. If we do not attract and maintain contracts with growers or maintain marketing and purchasing relationships with independent producers, our production operations could be negatively affected.

Changes in consumer preference could negatively impact our business.

The food industry in general is subject to changing consumer trends, demands and preferences. Trends within the food industry change often, and failure to identify and react to changes in these trends could lead to, among other things, reduced demand and price reductions for our products, and could have an adverse effect on our financial results.

The consolidation of customers could negatively impact our business.

Our customers, such as supermarkets, warehouse clubs and food distributors, have consolidated in recent years, and consolidation is expected to continue throughout the US and in other major markets. These consolidations have produced large, sophisticated customers with increased buying power who are more capable of operating with reduced inventories, opposing price increases, and demanding lower pricing, increased promotional programs and specifically tailored products. These customers also may use shelf space currently used for our products for their own private label products. Because of these trends, our volume growth could slow or we may need to lower prices or increase promotional spending for our products, any of which would adversely affect our financial results.

Our future financial and operating flexibility may be adversely affected by our significant leverage.

We have substantial indebtedness, which could adversely affect our financial condition. On a consolidated basis, as of December 25, 2011, we had approximately $926.8 million in secured indebtedness, $546.8 million of unsecured indebtedness and had the ability to borrow approximately $248.0 million under the credit agreements, unless such requirement is waived by the lenders party thereto. Significant amounts of cash flow will be necessary to make payments of interest and repay the principal amount of such indebtedness.

The degree to which we are leveraged could have important consequences because:

- It could affect our ability to satisfy our obligations under the credit agreement;
- A substantial portion of our cash flow from operations is required to be dedicated to interest and principal payments and may not be available for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other purposes;
- Our ability to obtain additional financing and to fund working capital, capital expenditures and other general corporate requirements in the future may be impaired;
- We may be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

- Our flexibility in planning for, or reacting to, changes in our business may be limited;
- It may limit our ability to pursue acquisitions and sell assets; and
- It may make us more vulnerable in the event of a continued or new downturn in our business or the economy in general.

Our ability to make payments on and to refinance our debt, including the Exit Credit Facility, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to various business factors (including, among others, the commodity prices of feed ingredients and chicken) and general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control.

There can be no assurance that we will be able to generate sufficient cash flow from operations or that future borrowings will be available under our credit facilities in an amount sufficient to enable us to pay our debt obligations, including obligations under the Exit Credit Facility, or to fund our other liquidity needs. We may need to refinance all or a portion of their debt on or before maturity. There can be no assurance that we will be able to refinance any of their debt on commercially reasonable terms or at all.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Operating Facilities

Our main operating facilities are as follows:

	Operating	Idled	Capacity[a][b]	Average Capacity Utilization[b]
US Chicken Facilities				
Fresh Processing Plants	25	5	33.5 million head	90.5%
Prepared Foods Cook Plants	8	—	22.6 million pounds	73.1%
Feed mills	26	3	11.9 million tons	74.3%
Hatcheries	30	10	1,935.0 million eggs	84.6%
Rendering	6	1	7,300 tons	59.9%
Pet Food Processing	3	—	1,200 tons	59.9%
Puerto Rico Facilities				
Fresh Processing Plant	1	—	350,000 head	94.3%
Feed mill	1	—	82,000 tons	72.9%
Hatcheries	1	—	21.0 million eggs	78.0%
Rendering	1	—	84 tons	79.1%
Distribution Centers	1	—	N/A	N/A
Mexico Facilities				
Processing plants	3	—	2.7 million head	84.7%
Feed mills	4	—	1.0 million tons	88.5%
Hatcheries	6	—	195.6 million eggs	96.8%
Rendering	2	—	26,000 tons	65.5%
Distribution Centers	12	—	N/A	N/A

(a) Capacity is based on a five day week.
(b) Capacity and utilization numbers do not include idled facilities.

Other Facilities and Information

Our corporate offices share a building with JBS USA in Greeley, Colorado. We own a partially automated distribution freezer located outside of Pittsburg, Texas, which includes 125,000 square feet of storage area. We own a building in Richardson, Texas, which houses our computer data center; and an office building in Broadway, Virginia, which houses additional sales and marketing, research and development, and support activities. We own an office building in Mexico City, which houses our Mexican marketing office and we lease an office building in Querétaro, Mexico, which houses our Mexican administrative functions. In addition, we own administrative office buildings in Pittsburg, Texas and Atlanta, Georgia that we are currently marketing for sale.

Most of our domestic property, plant and equipment are pledged as collateral on our long-term debt and credit facilities. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation."

Item 3. Legal Proceedings

Grower Claims and Proceedings

Ricky Arnold et al. v. Pilgrim's Pride Corp., et al. On September 10, 2008, a lawsuit styled "Ricky Arnold, et al. v. Pilgrim's Pride Corp., et al." was filed against our Company and two of its representatives. In this lawsuit, filed in the Circuit Court of Van Buren County, Arkansas, nearly 100 contract poultry growers and their spouses assert claims of fraud and deceit, constructive fraud, fraud in the inducement, promissory estoppel, and violations of the Arkansas Livestock and Poultry Contract Protection Act relating to the idling of our Clinton, Arkansas processing plant. The total amount of damages sought by the contract poultry growers is unliquidated and unknown at this time. We filed a Notice of Suggestion of Bankruptcy. The Court has not issued an order in response to it. The plaintiffs filed proofs of claim in the Bankruptcy Court, and we filed objections to the proofs of claim. The plaintiffs in the Arnold case, and a number of other growers from the Clinton, Arkansas facility filed proofs of claim in the bankruptcy case. We anticipate that the Arnold case will be resolved as a part of the claim resolution process in the Bankruptcy Court. We express no opinion as to the likelihood of an unfavorable outcome or the amount or range of any possible loss to us.

Sheila Adams, et al. v. Pilgrim's Pride Corporation. On June 1, 2009, approximately 555 former and current independent contract broiler growers, their spouses and poultry farms filed an adversary proceeding against us in the Bankruptcy Court styled "Sheila Adams, et al. v. Pilgrim's Pride Corporation." In the adversary proceeding, the plaintiffs assert claims against us for: (i) violations of Sections 202(a), (b) and (e), 7 US C. § 192 of the Packers and Stockyards Act of 1921 (the "PSA"); (ii) intentional infliction of emotional distress; (iii) violations of the Texas Deceptive Trade Practices Act ("DTPA"); (iv) promissory estoppel; (v) simple fraud; and (vi) fraud by nondisclosure. The plaintiffs also filed a motion to withdraw the reference of the adversary proceeding from the Bankruptcy Court to the U.S District for the Eastern Court of Texas ("Marshall Court"). The motion was filed with the US District Court for the Northern District of Texas-Fort Worth Division (the "Fort Worth Court"). The Bankruptcy Court recommended the reference be withdrawn, but that the Fort Worth Court retain venue over the action to ensure against forum shopping. The Fort Worth Court granted the motion to withdraw the reference and consolidated this action with the City of Clinton proceeding described below. We filed a motion to dismiss the plaintiffs' claims. The Fort Worth Court granted in part and denied in part our motion, dismissing the following claims and ordering the plaintiffs to file a motion to amend their lawsuit and re-plead their claims with further specificity or the claims would be dismissed with prejudice: (i) intentional infliction of emotional distress; (ii) promissory estoppel; (iii) simple fraud and fraudulent nondisclosure; and (iv) DTPA claims with respect to growers from Oklahoma, Arkansas, and Louisiana. The plaintiffs filed a motion for leave to amend on October 7, 2009. Plaintiffs' motion for leave was granted and the plaintiffs filed their Amended Complaint on December 7, 2009. Subsequent to the

Fort Worth Court granting in part and denying in part our motion to dismiss, the plaintiffs filed a motion to transfer venue of the proceeding from the Fort Worth Court to the Marshall Court. We filed a response to the motion, but the motion to transfer was granted on December 17, 2009. On December 29, 2009, we filed our answer to plaintiffs' Amended Complaint with the Marshall Court. A bench trial commenced on June 16, 2011. The trial concluded as to the El Dorado growers on August 25, 2011. On September 30, 2011, the Marshall Court issued its Findings of Facts and Conclusions of Law and Judgment finding in favor of the Company on each of the grower claims with exception of claims under 7 U.S.C. §192(e), and awarding damages to plaintiffs in the aggregate of approximately $25.8 million. Afterward, the Company filed post-judgment motions attacking the trial court's findings of fact and conclusions of law, which, on December 28, 2011, were granted in part and resulted in a reduction of the damages award from $25.8 million to $25.6 million. On January 19, 2012, the Company appealed the findings of fact and conclusions of law and decision concerning the post-judgment motions to the United States Fifth Circuit Court of Appeals. The Company intends to vigorously pursue its appellate rights and defend against the underlying judgment. While the outstanding judgment is reasonably possible, the Company has recorded an estimated probable loss that is less than the outstanding judgment. No date has been scheduled for trying the remaining growers' claims, but the Company intends to vigorously defend against these claims. Although the likelihood of financial loss related to the remaining growers' claims is reasonably possible, an estimate of potential loss cannot be determined at this time because of now conflicting legal authority, the factual nature of the various growers' individual claims, and a new judge who will preside over the remaining bench trials. There can be no assurances that other similar claims may not be brought against the Company.

Grower Proofs of Claim. Approximately 161 former independent contract broiler growers, their spouses and poultry farms filed proofs of claim against us relating to the idling of the Company's El Dorado, Arkansas; Douglas, Georgia; Siler City and Sanford, North Carolina; and Athens, Alabama processing facilities. Eight of the growers also filed administrative claims against us. The growers' claims include: (i) fraud; (ii) fraudulent inducement; (iii) violations of the Packers & Stockyards Act; (iv) breach of fiduciary duty; (v) promissory estoppel; (vi) equitable estoppel; (vii) restitution; and (viii) deceptive trade practices. The claims relate to the growers' allegations that they were required to spend significant amounts improving their poultry farms in order to continue their contractual relationship with our Company and predecessor companies. On December 17, 2009, we filed objections to the proofs of claim and administrative claims. The parties have engaged in discovery. Since discovery commenced, we announced that we are reopening the Douglas, Georgia complex. Consequently, we circulated new poultry grower contracts with releases to those growers that own and/or operate poultry farms within or near Douglas, Georgia. Because numerous growers signed the poultry grower agreement that contained the release of their claims, approximately 133 of the 161 growers in this consolidated claims administration proceeding withdrew their proofs of claim and motions for administrative expense claims. There are currently approximately 48 growers in this proceeding. After engaging in discovery motion practice and a trial, the majority of the 48 growers' claims were dismissed. The Company subsequently settled the remaining claims.

Numerous former independent contract growers located in our Clinton, Arkansas complex filed proofs of claim against us relating to the Arnold litigation referenced above. The claims include: (i) fraud and deceit; (ii) constructive fraud; (iii) fraud in the inducement; (iv) promissory estoppel; (v) a request for declaratory relief; and (vi) violations of the Arkansas Livestock and Poultry Contract Protection Act, and relate to the growers' allegations that they were required to spend significant amounts improving their poultry farms in order to continue their contractual relationship with our Company and predecessor companies prior to us idling our Clinton processing facility. Most of the growers in this consolidated claims administration proceeding were named plaintiffs in the case styled, "Ricky Arnold, et al. v. Pilgrim's Pride Corporation, et al." discussed above. On November 30, 2009, we filed objections to the proofs of claim. On August 2, 2010, we filed numerous motions for summary judgment requesting the Bankruptcy Court to dismiss each grower's causes of action against our Company. In response to the dispositive motions, the growers conceded that their numerous fraud and statutory claims lacked merit; consequently, the parties recently submitted agreed orders dismissing these claims with prejudice. The sole remaining cause of action alleged by the growers against us is promissory estoppel. The hearing on our motions for summary judgment with respect to the promissory estoppel claims occurred on October 19, 2010. On December 15, 2010, the Bankruptcy Court granted the Company's summary judgment motion on 106 of the 107 growers' promissory estoppel claims. The Company settled with the grower whose claims were not dismissed for an immaterial amount. The growers whose claims were dismissed appealed the decision to the District Court, which, on December 19, 2011, affirmed the Bankruptcy Court's decision. On January 17, 2012, the growers appealed the District Court's decision to the United States Fifth Circuit of Court of Appeals. The Company intends to defend vigorously against the merits of the growers' appeal. We express no opinion as to the likelihood of an unfavorable outcome or the amount or range of any possible loss to us.

Securities Litigation

On October 29, 2008, Ronald Acaldo filed suit in the US District Court for the Eastern District of Texas, Marshall Division, against us and individual defendants Lonnie "Bo" Pilgrim, Lonnie Ken Pilgrim, J. Clinton Rivers, Richard A. Cogdill and Clifford E. Butler. The Complaint alleged that our Company and the individual defendants violated sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder.

On November 13, 2008, Chad Howes filed suit in the US District Court for the Eastern District of Texas, Marshall Division, against us and individual defendants Lonnie "Bo" Pilgrim, Lonnie Ken Pilgrim, J. Clinton Rivers, Richard A. Cogdill and Clifford E. Butler. The allegations in the Howes Complaint are identical to those in the Acaldo Complaint, as are the class allegations and relief sought. The defendants were never served with the Howes Complaint.

On May 14, 2009, the Court consolidated the Acaldo and Howes cases and renamed the style of the case, "In re: Pilgrim's Pride Corporation Securities Litigation." On May 21, 2009, the Court granted the Pennsylvania Public Fund Group's Motion for Appointment of Lead Plaintiff. Thereafter, on June 26, 2009, the lead plaintiff filed a Consolidated (and amended) Complaint. The Consolidated Complaint dismissed the Company and Clifford E. Butler as Defendants. In addition, the Consolidated Complaint added the following directors as Defendants: Charles L. Black, Key Coker, Blake D. Lovette, Vance C. Miller, James G. Vetter, Jr., Donald L. Wass, Linda Chavez, and Keith W. Hughes. The Consolidated Complaint alleges four causes of action: violations of Sections 10(b) and 20(a) of the Securities and Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder solely against Lonnie "Bo" Pilgrim, Clint Rivers, and Richard A. Cogdill (the "Officer Defendants"). Those claims assert that, during the Class Period of May 5, 2008 through October 28, 2008, the defendants, through various financial statements, press releases and conference calls, made material misstatements of fact and/or omitted to disclose material facts by purportedly failing to completely impair the goodwill associated with the Gold Kist acquisition. The Consolidated Complaint also asserts claims under Section 11 of the Securities Act of 1933 against all defendants, asserting that, statements made in a registration statement in connection with the May 14, 2008 secondary offering of our common stock were materially false and misleading for their failure to completely impair the goodwill associated with the Gold Kist acquisition. Finally, the Consolidated Complaint asserts a violation of Section 15 of the Securities Act of 1933 against the Officer Defendants only, claiming that the Officer Defendants were controlling persons of the Company and the other defendants in connection with the Section 11 violation. By the Consolidated Complaint, the lead plaintiff seeks certification of the Class, undisclosed damages, and costs and attorneys' fees.

On July 27, 2009, defendants filed a Motion to Dismiss the Consolidated Complaint for its failure to adequately plead, as to the Sections 10(b) and 20(a) claims, scienter and loss causation and, as to the Sections

11 and 15 claims, for its failure to adequately plead misrepresentations and omissions. Defendants requested that the Consolidated Complaint be dismissed with prejudice.

On August 17, 2010, the Court issued its Memorandum Opinion and Order on the motion to dismiss, granting in part and denying in part, the defendants' motion. The Court dismissed without prejudice the plaintiffs' claims alleging securities fraud under Section 10(b) of the Exchange Act and Rule 10b-5 and for controlling person liability under Section 20(a) of the Exchange Act. The Court denied defendants' motion to dismiss with respect to the plaintiffs' claim for negligent misrepresentation under Section 11 of the Securities Act and for controlling person liability under Section 15 of the Securities Act. The plaintiffs were granted leave to amend their complaint but elected not to do so. The defendants filed their Original Answer to the Complaint on November 15, 2010.

On May 9, 2011, the Court issued an Order setting a class certification hearing for February 7, 2012 and ordering the parties to confer and file a Docket Control Order by May 26, 2011. Thereafter, as per the Court's Order, the parties negotiated a proposed Docket Control Order, which was signed by the Court on May 31, 2011.

The parties have reached an agreement to settle this matter for $1.5 million, subject to Court approval. A Stipulation of Settlement was filed on November 14, 2011. On January 23, 2012, the Court issued an order Preliminarily Approving Settlement, in which the Court set a hearing date for the final approval of settlement for May 1, 2012. If the case does not settle as expected, the defendants intend to defend vigorously against the merits of the action and any attempts by the Lead Plaintiff to certify a class action.

ERISA Claims and Proceedings

On December 17, 2008, Kenneth Patterson filed suit in the US District Court for the Eastern District of Texas, Marshall Division, against Lonnie "Bo" Pilgrim, Lonnie Ken Pilgrim, Clifford E. Butler, J. Clinton Rivers, Richard A. Cogdill, Renee N. DeBar, our Compensation Committee and other unnamed defendants (the "Patterson action"). On January 2, 2009, a nearly identical suit was filed by Denise M. Smalls in the same court against the same defendants (the "Smalls action"). The complaints in both actions, brought pursuant to section 502 of the Employee Retirement Income Security Act of 1974 ("ERISA"), 29 US C. § 1132, alleged that the individual defendants breached fiduciary duties to participants and beneficiaries of the Pilgrim's Pride Stock Investment Plan (the "Stock Plan"), as administered through the Pilgrim's Pride Retirement Savings Plan (the "RSP"), and the To-Ricos, Inc. Employee Savings and Retirement Plan (the "To-Ricos Plan") (collectively, the "Plans") by failing to sell the common stock held by the Plans before it declined in value in late 2008, based on factual allegations similar to the allegation made in the Acaldo securities case discussed above. Patterson and Smalls further alleged that they purported to represent a class of all persons or entities who were participants in or beneficiaries of the Plans at any time between May 5, 2008 through the present and whose accounts held our common stock or units in our common stock. Both complaints sought actual damages in the amount of any losses the Plans suffered, to be allocated among the participants' individual accounts as benefits due in proportion to the accounts' diminution in value, attorneys' fees, an order for equitable restitution and the imposition of constructive trust, and a declaration that each of the defendants have breached their fiduciary duties to the Plans' participants.

On July 20, 2009, the Court entered an order consolidating the Smalls and Patterson actions. On August 12, 2009, the Court ordered that the consolidated case will proceed under the caption "In re Pilgrim's Pride Stock Investment Plan ERISA Litigation, No. 2:08-cv-472-TJW."

Patterson and Smalls filed a consolidated amended complaint ("Amended Complaint") on March 2, 2010. The Amended Complaint names as defendants the Pilgrim's Pride Board of Directors, Lonnie "Bo" Pilgrim, Lonnie Ken Pilgrim, Charles L. Black, Linda Chavez, S. Key Coker, Keith W. Hughes, Blake D.

Lovette, Vance C. Miller, James G. Vetter, Jr., Donald L. Wass, J. Clinton Rivers, Richard A. Cogdill, the Pilgrim's Pride Pension Committee, Robert A. Wright, Jane Brookshire, Renee N. DeBar, the Pilgrim's Pride Administrative Committee, Gerry Evenwel, Stacey Evans, Evelyn Boyden, and "John Does 1-10." The Amended Complaint purports to assert claims on behalf of persons who were participants in or beneficiaries of the RSP or the To-Ricos Plan at any time between January 29, 2008 through December 1, 2008 ("the alleged class period"), and whose accounts included investments in the Company's common stock.

Like the original Patterson and Smalls complaints, the Amended Complaint alleges that the defendants breached ERISA fiduciary duties to participants and beneficiaries of the RSP and To-Ricos Plan by permitting both Plans to continue investing in the Company's common stock during the alleged class period. The Amended Complaint also alleges that certain defendants were "appointing" fiduciaries who failed to monitor the performance of the defendant-fiduciaries they appointed. Further, the Amended Complaint alleges that all defendants are liable as co-fiduciaries for one another's alleged breaches. Plaintiffs seek actual damages in the amount of any losses the RSP and To-Ricos Plan attributable to the decline in the value of the common stock held by the Plans, to be allocated among the participants' individual accounts as benefits due in proportion to the accounts' alleged diminution in value, costs and attorneys' fees, an order for equitable restitution and the imposition of constructive trust, and a declaration that each of the defendants have breached their ERISA fiduciary duties to the RSP and To-Ricos Plan's participants.

The defendants filed a motion to dismiss the Amended Complaint on May 3, 2010. The plaintiffs responded to that motion on July 2, 2010, dropping plaintiff Smalls from the case and adding an additional plaintiff, Stanley Sylvestros. The defendants filed their reply in support of their motion to dismiss on August 2, 2010. The defendants files a notice of supplemental authority in support of their motion to dismiss on April 13, 2011, to which the plaintiffs responded on April 27, 2011. The plaintiffs in turn filed their own notice of supplement authority in opposition to the motion to dismiss on April 27, 2011, to which the defendants responded on May 10, 2011. On December 20, 2011, the case was reassigned to Judge Rodney Gilstrap, and on January 25, 2012, Judge Gilstrap referred the proceedings to Magistrate Roy S. Payne. The court has not yet ruled on the motion to dismiss.

Tax Claims and Proceedings

The United States Department of Treasury, Internal Revenue Service ("IRS") has filed an amended proof of claim in the Bankruptcy Court pursuant to which the IRS asserts claims that total $74.7 million. We have filed in the Bankruptcy Court (i) an objection to the IRS' amended proof of claim and (ii) a motion requesting the Bankruptcy Court to determine our US federal tax liability pursuant to Sections 105 and 505 of the Bankruptcy Code. The objection and motion assert that the Company has no liability for the additional US federal taxes that have been asserted for pre-petition periods by the IRS. The IRS has responded in opposition to our objection and motion. On July 8, 2010, the Bankruptcy Court granted our unopposed motion requesting that the Bankruptcy Court abstain from determining our federal tax liability. As a result, we intend to work with the IRS through the normal processes and procedures that are available to all taxpayers outside of bankruptcy (including the United States Tax Court ("Tax Court") proceedings discussed below) to resolve the IRS' amended proof of claim.

In connection with the amended proof of claim, on May 26, 2010, we filed a petition in Tax Court in response to a Notice of Deficiency that was issued to the Company as the successor in interest to Gold Kist. The Notice of Deficiency and the Tax Court proceeding relate to a loss that Gold Kist claimed for its tax year ended June 30, 2004. The matter is currently in litigation before the Tax Court.

On August 10, 2010, we filed two petitions in Tax Court. The first petition relates to three Notices of Deficiency that were issued to us with respect to our 2003, 2005 and 2007 tax years. The second petition relates to a Notice of Deficiency that was issued to us with respect to Gold Kist's tax year ended June 30,

2005 and its short tax year ended September 30, 2005. Both cases are currently in litigation before the Tax Court.

We express no opinion as to the likelihood of an unfavorable outcome or the amount or range of any possible loss to us related to the above Tax Court cases. If adversely determined, the outcome could have a material effect on the Company's operating results and financial position.

The Notices of Deficiency and the Tax Court proceedings discussed above cover the same tax years and the same amounts that were asserted by the IRS in its $74.7 million amended proof of claim that was filed in the Bankruptcy Court.

Other Claims and Proceedings

We are subject to various other legal proceedings and claims, which arise in the ordinary course of our business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect our financial condition, results of operations or cash flows.

Item 4. Mine Safety Disclosures

None.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is listed on the New York Stock Exchange ("NYSE") and it is quoted under our ticker symbol "PPC." High and low prices of the Company's common stock for 2011 and 2010 are as follows:

	2011 Prices		2010 Prices	
Quarter	High	Low	High	Low
First	$ 8.40	$ 6.59	$ 11.53	$ 7.63
Second	$ 7.71	$ 4.05	$ 13.05	$ 6.38
Third	$ 5.46	$ 2.96	$ 7.70	$ 5.73
Fourth	$ 6.30	$ 3.69	$ 8.10	$ 5.35

Holders

The Company estimates there were approximately 26,000 holders (including individual participants in security position listings) of the Company's common stock as of February 17, 2012.

Dividends

The Company did not pay dividends in 2011 or 2010. Our Exit Credit Facility prohibits us from paying dividends on our common stock. Further, the indenture governing our 2018 Notes restricts, but does not prohibit, the Company from declaring dividends.

Issuer Purchases of Equity Securities in 2011

The Company did not repurchase any of its equity securities in 2011.

Equity Compensation Plan Information

The following table provides certain information about our common stock that may be issued under the Long Term Incentive Plan (the "LTIP"), as of December 25, 2011. For additional information concerning terms of the LTIP, see "Note 18. Incentive Compensation Plans" of our Consolidated Financial Statements included in this annual report.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Option, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by securities holders	—	—	6,688,068
Equity compensation plans not approved by securities holders	—	—	—
Total	—	—	6,688,068

Total Return on Registrant's Common Equity

The following graph compares the performance of the Company with that of the Russell 2000 composite index and a peer group of companies for the period from December 29, 2009 to December 25, 2011, with the investment weighted on market capitalization. Data for periods prior to December 29, 2009 is not shown because we were in bankruptcy prior to that date and financial results before and after December 29, 2009 are not comparable. The total cumulative return on investment (change in the year-end stock price plus reinvested dividends) for each of the periods for the Company, the Russell 2000 composite index and the peer group is based on the stock price or composite index at the beginning of the applicable period. Companies in the peer group index include Cagle's, Inc., Sanderson Farms Inc., Hormel Foods Corp., Smithfield Foods Inc. and Tyson Foods Inc.

The graph covers the period from December 29, 2009 to December 25, 2011, and reflects the performance of the Company's single class of common stock. The stock price performance represented by this graph is not necessarily indicative of future stock performance.

COMPARISON OF 2 YEAR CUMULATIVE TOTAL RETURN*

Among Pilgrim's Pride Corporation, the Russell 2000 Index, and a Peer Group



$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/29/2009
12/31/2009
1/31/2010
2/28/2010
3/31/2010
4/30/2010
5/31/2010
6/30/2010
7/31/2010
8/31/2010
9/30/2010
10/31/2010
11/30/2010
12/31/2010
1/31/2011
2/28/2011
3/31/2011
4/30/2011
5/31/2011
6/30/2011
7/31/2011
8/31/2011
9/30/2011
10/31/2011
11/30/2011
12/25/2011
Pilgrim's Pride Corporation
Russell 2000
Peer Group

*$100 invested on 12/29/09 in stock or index, including reinvestment of dividends.
Fiscal year ending December 25, 2011.

	12/29/09	12/31/09	01/31/10	02/28/10	03/31/10	04/30/10	05/31/10	06/30/10	07/31/10	08/31/10	09/30/10	10/31/10	11/30/10	12/31/10
Pilgrim's Pride Corporation	$ 100.00	$ 95.50	$ 95.17	$ 96.78	$ 114.17	$ 125.11	$ 85.62	$ 70.49	$ 73.50	$ 67.17	$ 60.30	$ 65.45	$ 71.25	$ 76.07
Russell 2000	100.00	98.78	95.14	99.43	107.52	113.60	104.99	96.85	103.51	95.84	107.78	112.20	116.09	125.30
Peer Group	100.00	97.72	102.59	116.36	127.94	125.81	117.67	111.67	115.76	115.11	116.75	116.88	122.79	131.48

	01/31/11	02/28/11	03/31/11	04/30/11	05/31/11	06/30/11	07/31/11	08/31/11	09/30/11	10/31/11	11/30/11	12/25/11
Pilgrim's Pride Corporation	$ 74.89	$ 82.73	$ 82.73	$ 63.09	$ 53.33	$ 58.05	$ 51.50	$ 37.34	$ 45.82	$ 54.08	$ 61.59	$ 64.27
Russell 2000	124.98	131.83	135.25	138.82	136.22	133.08	128.27	117.11	103.98	119.72	119.28	121.13
Peer Group	127.24	142.75	147.10	152.11	145.73	149.62	143.40	139.00	135.90	150.85	156.85	157.13

Item 6. Selected Financial Data

(In thousands, except ratios and per share data)	2011(a)	2010(a)	Three Months Ended Dec 27, 2009(a)	Three Months Ended Dec 27, 2008	2009(a)(b)	2008(a)(b)	2007(a)(b)
Income Statement Data:							
Net sales	$ 7,535,698	$ 6,881,629	$ 1,602,734	$ 1,876,991	$ 7,088,055	$ 8,518,757	$ 7,498,612
Gross profit (loss)[(d)]	(141,537)	460,993	68,753	(100,142)	310,803	(247,359)	592,730
Goodwill impairment	—	—	—	—	—	501,446	—
Operating income (loss)[(d)]	(373,591)	185,427	7,589	(178,241)	67,327	(1,057,696)	237,191
Interest expense, net	110,067	101,748	44,193	39,569	157,543	131,627	118,542
Loss on early extinguishment of debt	—	11,726	—	—	—	—	26,463
Reorganization items, net	—	18,541	32,726	13,250	87,275	—	—
Income (loss) from continuing operations before income taxes[(d)]	(487,126)	66,488	(68,446)	(229,091)	(173,849)	(1,185,909)	98,926
Income tax expense (benefit)[(e)]	8,564	(23,838)	(102,371)	278	(21,586)	(194,921)	47,319
Income (loss) from continuing operations[(d)]	(495,690)	90,326	33,925	(229,369)	(152,263)	(990,988)	51,607
Net income (loss) attributable to noncontrolling interest	1,082	3,185	312	(13)	(82)	1,184	91
Net income (loss)[(d)]	(496,772)	87,141	33,613	(228,782)	(151,582)	(998,581)	47,017
Ratio of earnings to fixed charges[(f)]	(h)	1.49x	(h)	(h)	(h)	(h)	1.63x
Per Common Share Data:							
Income (loss) from continuing operations	$ (2.31)	$ 0.41	$ 0.45	$ (3.10)	$ (2.06)	$ (14.31)	$ 0.77
Net income (loss)	(2.32)	0.41	0.45	(3.09)	(2.05)	(14.40)	0.71
Cash dividends	—	—	—	—	—	0.09	0.09
Book value	2.59	5.01	2.58	1.75	2.04	5.07	17.61
Balance Sheet Summary:							
Working capital surplus (deficit)[(g)]	747,020	971,830	675,256	757,862	858,030	(1,262,242)	395,858
Total assets	2,879,545	3,218,898	3,209,463	3,215,135	3,060,504	3,298,709	3,774,236
Notes payable and current maturities of long-term debt[(h)]	15,611	58,144	221,195	—	—	1,874,469	2,872
Long-term debt, less current maturities[(h)]	1,408,001	1,281,160	1,876,277	41,521	41,062	67,514	1,318,558
Total stockholders' equity	558,430	1,072,663	191,952	129,420	150,920	351,741	1,172,221
Cash Flow Summary:							
Cash flows from operating activities	$ (128,991)	$ 14,605	$ (4,057)	$ (168,674)	$ 64,934	$ (680,852)	463,964
Depreciation and amortization[(i)]	209,061	231,045	56,705	60,158	236,005	240,305	204,903
Impairment of goodwill and other assets	22,895	26,484	—	—	5,409	514,630	—
Purchases of investment securities	(4,596)	(17,201)	(6,024)	(5,629)	(19,958)	(38,043)	(125,045)
Proceeds from sale or maturity of investment securities	15,852	68,100	4,511	4,591	18,946	27,545	208,676
Acquisitions of property, plant and equipment	(135,968)	(179,332)	(30,463)	(29,028)	(88,193)	(152,501)	(172,323)
Business acquisitions, net of equity consideration[(c)]	—	—	—	—	—	—	(1,102,069)
Cash flows from financing activities	126,850	(29,480)	48,250	223,595	101,153	797,743	630,229
Other Data:							
EBITDA[(j)]	$ (174,801)	$ 384,484	$ 31,015	$ (130,906)	$ 212,911	$ (818,924)	415,817
Adjusted EBITDA[(j)]	(149,822)	481,906	64,947	(115,221)	314,719	(274,516)	442,189
Key Indicators (as a percent of net sales):							
Gross profit (loss)[(d)]	(1.9)%	6.7%	4.3%	(5.3)%	4.4 %	(2.9)%	7.9%
Selling, general and administrative expenses	2.7 %	3.0%	3.9%	3.9 %	3.4 %	3.4 %	4.7%
Operating income (loss)[(d)]	(5.0)%	2.7%	0.5%	(9.5)%	0.9 %	(12.4)%	3.2%
Interest expense, net	1.5 %	1.5%	2.8%	2.1 %	2.2 %	1.5 %	1.6%
Income (loss) from continuing operations[(d)]	(6.6)%	1.3%	2.1%	(12.2)%	(2.1)%	(11.6)%	0.7%
Net income (loss)[(d)]	(6.6)%	1.3%	2.1%	(12.2)%	(2.1)%	(11.7)%	0.6%

(a) In December 2009, we changed our fiscal year end from the Saturday nearest September 30 of each year to the last Sunday in December of each year. The change was effective for our 2010 fiscal year, which began December 28, 2009 and ended December 26, 2010 and resulted in an approximate three-month transition period which began September 27, 2009 and ended December 27, 2009. The reader should assume any reference we make to a particular year (for example, 2010) in this annual report applies to our fiscal year and not the calendar year.

(b) In March 2008, the Company sold certain assets of its turkey business. We are reporting our operations with respect to this business as a discontinued operation for all periods presented.

(c) The Company acquired Gold Kist Inc. on December 27, 2006, for $1.139 billion. For financial reporting purposes, we have not included the operating results and cash flows of Gold Kist in our consolidated financial statements for the period from December 27, 2006, through December 30, 2006. The operating results and cash flows of Gold Kist from December 27, 2006, through December 30, 2006, were not material.

(d) Gross profit, operating income and net income include the following nonrecurring recoveries, restructuring charges and other unusual items for each of the years presented:

	2011	2010	Three Months Ended Dec 27, 2009	Dec 27, 2008	2009	2008	2007
			(In millions)				
Effect on gross profit and operating income:							
Operational restructuring charges	$ —	$ (4.3)	$ (2.9)	$ —	$ (12.5)	$ (28.0)	$ —
Additional effect on operating income:							
Goodwill impairment	—	—	—	—	—	(501.4)	—
Administrative restructuring charges	(26.1)	(66.0)	1.4	(2.4)	(2.0)	(16.2)	—

(e) Income tax expense in 2011 resulted primarily from an increase in valuation allowance and an increase in reserves for unrecognized tax benefits. Income tax benefit in 2010 resulted primarily from the benefit on the deconsolidation for tax purposes of the Mexico operations and a decrease in valuation allowance. The deconsolidation for tax purposes of the Mexico operations was in response to changes in the Mexican tax laws that became effective January 1, 2010. The deconsolidation reduces the accrued taxes that had been previously recognized under the consolidated filing status as it eliminates recapturing certain taxes required under the new consolidation laws. Income tax benefit for the Transition Period resulted primarily from the release of valuation allowance because of new provisions that increased US federal net operating loss carry backs net of tax expense for new Mexico tax legislation. Income tax expense for the thirteen weeks ended December 27, 2008 resulted primarily from an increase in valuation allowance. Income tax benefit in 2009 resulted primarily from a decrease in reserves for unrecognized tax benefits. Income tax benefit in 2008 resulted primarily from significant net operating losses incurred in 2008. The tax expense in 2007 resulted primarily from the pretax earnings and an increase in tax contingency reserves.

(f) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges (excluding capitalized interest). Fixed charges consist of interest (including capitalized interest) on all indebtedness, amortization of capitalized financing costs and that portion of rental expense that we believe to be representative of interest. Earnings were inadequate to cover fixed charges by $490.6 million, $69.5 million, $229.8 million, $176.5 million, and $1,191.2 million in 2011, 2010,the Transition Period, the three months ended December 27, 2008, 2009, and 2008, respectively.

(g) We experienced a working capital deficit in 2008. Upon the filing of the Chapter 11 petitions, certain of our debt obligations became automatically and immediately due and payable, subject to an automatic stay of any action to collect, assert, or recover a claim against the Company and the application of applicable bankruptcy law. As a result, the accompanying Consolidated Balance Sheet as of September 27, 2008, included reclassifications of $1,872.1 million to reflect as current certain long-term debt under the Company's credit facilities that was accelerated.

(h) The Company had current maturities of pre-petition long-term debt totaling $4.2 million and pre-petition long-term debt totaling $1,999.8 million at September 26, 2009, that were included in *Liabilities subject to compromise.*

(i) Includes amortization of capitalized financing costs of approximately $9.5 million, $14.8 million, $1.4 million, $1.5 million, $6.8 million, $4.9 million, and $6.6 million in 2011, 2010, the Transition Period, the three months ended December 27, 2008, 2009, 2008, and 2007, respectively.

(j) "EBITDA" is defined as the sum of income (loss) from continuing operations plus interest, taxes, depreciation and amortization. "Adjusted EBITDA" is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that we believe are not indicative of our ongoing operating performance consisting of: (i) income (loss) attributable to noncontrolling interests in the period from 2007 through 2011 and the Transition Period, (ii) goodwill impairment in 2008, (iii) restructuring charges in 2010, 2009, 2008 and 2007, (iv) reorganization items in 2010 and 2009 and (v) losses on early extinguishment of debt in 2007 and 2010. EBITDA is presented because it is used by us and we believe it is frequently used by securities analysts, investors and other interested parties, in addition to and not in lieu of results prepared in conformity with GAAP, to compare the performance of companies. We believe investors would be interested in our Adjusted EBITDA because this is how our management analyzes EBITDA from continuing operations. We also believe that Adjusted EBITDA, in combination with our financial results calculated in accordance with GAAP, provides investors with additional perspective regarding the impact of certain significant items on EBITDA and facilitates a more direct comparison of its performance with its competitors. EBITDA and Adjusted EBITDA are not measurements of financial performance under GAAP. EBITDA and Adjusted EBITDA have limitations as analytical tools and should not be considered in isolation or as substitutes for an analysis of our results as reported under GAAP. Some of the limitations of these measures are:

- They do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;
- They do not reflect changes in, or cash requirements for, our working capital needs;
- They do not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our debt;
- Although depreciation and amortization are noncash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;
- They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows;
- EBITDA does not reflect the impact of earnings or charges attributable to noncontrolling interests;
- They do not reflect the impact of earnings or charges resulting from matters we consider to not be indicative of our ongoing operations; and
- They do not reflect limitations on or costs related to transferring earnings from our subsidiaries to us.

In addition, other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with GAAP. You should compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only supplementally.

A reconciliation of income (loss) from continuing operations to EBITDA and Adjusted EBITDA is as follows:

	2011	2010	Three Months Ended Dec 27, 2009	Three Months Ended Dec 27, 2008	2009	2008	2007
				(In thousands)			
Income (loss) from continuing operations	$ (495,690)	$ 90,326	$ 33,925	$ (229,367)	$ (152,263)	$ (990,988)	$ 51,607
Add:							
Interest expense, net [(a)]	110,067	101,748	44,193	39,569	157,543	131,627	118,542
Income tax expense (benefit)	8,564	(23,838)	(102,371)	278	(21,586)	(194,921)	47,319
Depreciation and amortization of continuing operations[(b)]	211,780	231,045	56,705	60,158	236,005	240,305	204,903
Minus:							
Amortization of capitalized financing costs[(c)]	9,522	14,797	1,437	1,544	6,788	4,947	6,554
EBITDA	(174,801)	384,484	31,015	(130,906)	212,911	(818,924)	415,817
Add:							
Goodwill impairment [(d)]	—	—	—	—	—	501,446	—
Restructuring charges [(e)]	26,061	70,340	1,518	2,422	14,451	44,146	—
Reorganization items, net [(f)]	—	18,541	32,726	13,250	87,275	—	—
Loss on early extinguishment of debt[(g)]	—	11,726	—	—	—	—	26,463
Minus:							
Net income (loss) attributable to noncontrolling interest	1,082	3,185	312	(13)	(82)	1,184	91
Adjusted EBITDA	$ (149,822)	$ 481,906	$ 64,947	$ (115,221)	$ 314,719	$ (274,516)	$ 442,189

(a) Interest expense, net, consists of interest expense less interest income.
(b) 2011includes $2.7 million of asset impairments not included in restructuring charges.
(c) Amortization of capitalized financing costs is included in both interest expense, net and depreciation and amortization above.
(d) Goodwill impairment includes costs recognized to write off the carrying amount of goodwill recognized in the acquisition of Gold Kist.
(e) Restructuring charges includes tangible asset impairment, severance and change-in-control compensation costs, and losses incurred on both the sale of unneeded broiler eggs and flock depletion.
(f) Reorganization items, net, includes professional fees directly related to our reorganization, the elimination of unamortized loan costs associated with certain of our terminated borrowing arrangements, the recognition in earnings of a previously unrealized gain on a derivative instrument purchased to hedge interest rate risk related to certain of our terminated borrowing arrangements, expenses related to the execution of a borrowing arrangement during our reorganization, costs related to post-petition facility closures, gains recognized on the sales of a processing facility and undeveloped land and a loss recognized on the sale of our interest in a hog farming joint venture.
(g) Loss on early extinguishment of debt includes premiums paid and the elimination of unamortized loan costs related to the pre-petition retirement of certain of our unsecured notes.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Description of the Company

We are the second-largest chicken producer in the world with operations in the US, Mexico and Puerto Rico. We are primarily engaged in the production, processing, marketing and distribution of fresh, frozen and value-added chicken products to retailers, distributors and foodservice operators. Our primary product types are fresh chicken products, prepared chicken products and export chicken products. We sell our fresh chicken products to the foodservice and retail markets. We sell our prepared food products to foodservice customers and retail distributors. We also export products to customers in approximately 105 countries, including Mexico. As a vertically integrated company, we control every phase of the production of our products. We operate feed mills, hatcheries, processing plants and distribution centers in 12 US states, Puerto Rico and Mexico. We operate in one reportable business segment, as a producer and seller of chicken products we either produce or purchase for resale. Our fresh chicken products consist of refrigerated (nonfrozen) whole or cut-up chicken, either pre-marinated or non-marinated, and pre-packaged chicken in various combinations of freshly refrigerated, whole chickens and chicken parts. Our prepared chicken products include portion-controlled breast fillets, tenderloins and strips, delicatessen products, salads, formed nuggets and patties and bone-in chicken parts. These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw. In addition, these products are breaded or non-breaded and either pre-marinated or non-marinated.

We have a broad geographic reach, and we offer our diverse customer base a balanced portfolio of fresh and prepared chicken products. We have consistently provided our customers with high quality products and service with a focus on delivering higher-value, higher-quality products. As such, we have become a valuable partner to our customers and a recognized industry leader. Our sales efforts are largely targeted towards the foodservice industry, principally chain restaurants and food processors. In 2011, we sold 7.6 billion pounds of dressed chicken and generated net sales of $7.5 billion. Our US operations, including Puerto Rico, accounted for 90.0% of our net sales in 2011. Our Mexico operations generated the remaining 10.0% of our net sales in that year.

In December 2009, we adopted the Restated Bylaws, which changed our fiscal year end from the Saturday nearest September 30 of each year to the last Sunday in December of each year. This change aligns our reporting cycle with the fiscal calendar of our majority stockholder, JBS USA Holdings, Inc. ("JBS USA"). The change was effective for our 2010 fiscal year, which began December 28, 2009 and ended December 26, 2010 and resulted in an approximate three-month transition period which began September 27, 2009 and ended December 27, 2009 (the "Transition Period"). We now operate on the basis of a 52/53-week fiscal year that ends on the Sunday falling on or before December 31. The reader should assume any reference we make to a particular year (for example, 2010) in this annual report applies to our fiscal year and not the calendar year.

Executive Summary

We reported a net loss attributable to Pilgrim's Pride Corporation of $496.8 million, or $2.32 per common share, for 2011. These operating results included gross losses of $141.5 million. During 2011, we used $129.0 million of cash from operations. At December 25, 2011, we had cash and cash equivalents totaling $41.6 million.

Market prices for feed ingredients decreased throughout 2009 and the first six months of 2010, but rose significantly again from the third quarter of 2010 to the second quarter of 2011. These prices remained at historically high levels throughout the third quarter of 2011 before decreasing in the fourth quarter of 2011.

Market prices for feed ingredients remain volatile. Consequently, there can be no assurance that our feed ingredient prices will not continue to increase materially. The following table compares the highest and lowest prices reached on nearby futures for one bushel of corn and one ton of soybean meal during the current year and previous three years:

	Corn		Soybean Meal	
	Highest Price	Lowest Price	Highest Price	Lowest Price
2011:				
Fourth Quarter	$ 6.66	$ 5.72	$ 332.20	$ 273.50
Third Quarter	7.65	6.17	382.20	325.80
Second Quarter	7.99	6.40	378.50	338.00
First Quarter	7.35	5.95	391.00	340.00
2010:				
Fourth Quarter	6.15	4.56	364.90	283.20
Third Quarter	5.24	3.25	321.50	293.00
Second Quarter	3.79	3.36	296.50	260.60
First Quarter	4.26	3.44	321.00	249.60
Transition Period	4.13	3.31	336.00	272.00
2009	5.24	2.90	433.00	237.00

Market prices for chicken products have stabilized since the end of 2008 but remain below levels sufficient to offset the generally higher costs of feed ingredients. Many producers within the industry, including Pilgrim's Pride, cut production in 2011 in an effort to correct the general oversupply of chicken in the US. Despite these production cuts, there can be no assurance that chicken prices will not decrease due to such factors as weakening demand for breast meat from food service providers and lower prices for chicken leg quarters in the export market as a result of weakness in world economies and restrictive credit markets.

We reopened an idled processing plant in Douglas, Georgia in January 2011. The Company will evaluate the decision to bring the Douglas, Georgia facility to full capacity during 2012.

On January 13, 2010, we started purchasing derivative financial instruments, specifically exchange-traded futures and options, in an attempt to mitigate price risk related to our anticipated consumption of commodity inputs such as corn, soybean meal and natural gas. At December 25, 2011, the fair values of commodity derivative assets and commodity derivative liabilities totaled $2.9 million and $2.7 million, respectively. Our counterparties require that we post cash collateral for changes in the net fair value of the derivative contracts. At December 25, 2011, we had posted $3.3 million of cash collateral with our counterparties to secure our open positions. We do not designate derivative financial instruments that we purchase to mitigate commodity purchase exposures as cash flow hedges; therefore, we recognize changes in the fair value of these derivative financial instruments immediately in earnings. The Company recognized $63.8 million and $69.2 million in net gains and net losses of $21.1 million related to changes in the fair value of its derivative financial instruments during 2011, 2010 and 2009, respectively. We did not recognize gains or losses related to changes in derivative financial instruments during the Transition Period. At December 25, 2011, we held written put options expiring March 2012 on 500 corn contracts, in a liability position, with an aggregate fair value of $0.6 million. At December 25, 2011, we were also in short positions on 2,531 corn contracts and 96 soybean meal contracts with an aggregate fair value of $0.5 million.

Beginning in January 2010, Company management implemented certain exit or disposal activities to integrate the administrative functions of the Company into those of JBS USA. In July 2011, additional exit and disposal activities were implemented by Company management to consolidate operations at our Dallas, Texas facility into other facilities in the surrounding area. These exit or disposal activities eliminated a total of approximately 1,500 positions and resulted in net pre-tax charges totaling $96.4 million. Of these charges, we recognized $42.5 million of severance and other personnel costs, $46.6 million of asset impairments, $2.4 million in losses related to the sale of unneeded eggs and the depletion of unneeded flocks, $2.1 million in losses related to scrapped inventory and $2.8 million in other restructuring costs. Restructuring costs related to severance and other personal costs resulted in cash expenditures or will result in cash expenditures within one year. The cash-related portion of these exit or disposal costs totaled $42.5 million.

Results of operations for 2011, 2010 and 2009 included accrued exit or disposal costs totaling $2.4 million, $41.0 million, and $6.0 million, respectively. There were no accrued exit or disposal costs during the Transition Period. All exit or disposal costs, with the exception of costs related to lease obligations and inventory reserves related to closed facilities, have resulted in cash expenditures or will result in cash expenditures within one year. Included in the costs for 2011 are $2.4 million in losses related to the sale of unneeded eggs and depletion of unneeded flocks, $0.7 million in severance and $2.9 million in other costs related to the idling of the Dallas, Texas facility. In addition, during 2011 we recognized $20.1 million of asset impairment charges that were classified as restructuring charges.

Results of operations for 2011, 2010, Transition Period and 2009 also included adjustments to exit or disposal costs totaling $1.3 million, $10.5 million, $0.4 million, and $6.7 million, respectively, which reduced the accrued costs. Adjustments recognized in 2011 included favorable adjustments of accrued severance.

In addition, we are continuing to realize other business improvements and efficiency gains from ongoing actions and more favorable product mix. These ongoing improvements include reductions in selling, general and administrative expenses through administrative headcount reductions, supply chain and margin improvements, savings from contract rejections, and additional improvements. We also continue to review and evaluate various restructuring and other alternatives to streamline our operations, improve efficiencies and reduce costs. Such initiatives may include selling assets, consolidating operations and functions, employee relocation and voluntary and involuntary employee separation programs. Any such actions may require us to obtain the pre-approval of the lenders under our secured revolving credit and term loan agreement with CoBank ACB, as administrative agent and collateral agent, and certain other lenders party thereto (the "Exit Credit Facility"). In addition, such actions will subject the Company to additional short-term costs, which may include asset impairment charges, lease commitment costs, employee retention and severance costs and other costs. Certain of these activities may have a disproportionate impact on our income relative to the cost savings.

On February 7, 2011, Mexico, the top foreign buyer of US chicken in calendar year 2010, announced that it would investigate US producers over dumping complaints lodged by Mexican chicken processors. Mexican chicken processors allege US producers sold chicken legs and thighs on the Mexican market below their cost of production in 2010.

Emergence from Bankruptcy

On December 1, 2008, Pilgrim's and six of its subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the Northern District of Texas, Fort Worth Division (the "Bankruptcy Court"), seeking reorganization relief under the provisions of Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code"). We emerged from Chapter 11 bankruptcy proceedings on December 28, 2009. In connection with our emergence from bankruptcy, our common stock outstanding immediately prior to the emergence was cancelled and converted into the right to receive newly-issued shares of common stock of the reorganized Company based on a one-for-one exchange ratio, which constituted 36.0% of the total number of shares of our newly-issued common stock on that date. The remaining shares of our newly-issued common stock, constituting 64.0% of our total issued and outstanding common stock on December 28, 2009, were purchased for $800.0 million by JBS USA, a wholly-owned indirect subsidiary of JBS S.A., a Brazil-based meat producer. On November 5, 2010, JBS USA increased its stake in the Company to 67.3% of the total number of shares issued and outstanding on such date. On January 5, 2012, the Company issued 200,000 shares of common stock, which subsequently reduced JBS USA's stake in the Company to 67.2%. See "Note 18. Incentive Compensation Plans" to the Consolidated Financial Statements for additional information.

Upon exiting from bankruptcy, Pilgrim's and certain of its subsidiaries entered into an exit credit facility that provided for an aggregate commitment of $1.75 billion (the "Exit Credit Facility"). The facility currently consists of a $700.0 million revolving credit facility maturing on December 28, 2014 and a $582.3 million Term B facility maturing on December 28, 2014. As of December 25, 2011, a principal amount of $347.3 million under the revolving loan commitment and a principal amount of $574.6 million under the Term B facility were outstanding.

See "Note 2. Chapter 11 Proceedings" of our Consolidated Financial Statements included in this annual report for additional information on our Chapter 11 filings and proceedings.

Business Segment and Geographic Reporting

We operate in one reportable business segment, as a producer and seller of chicken products we either produce or purchase for resale in the US, Puerto Rico and Mexico. We conduct separate operations in the US, Puerto Rico and Mexico; however, for geographic reporting purposes, we include Puerto Rico with our US operations. Corporate expenses are allocated to Mexico based upon various apportionment methods for specific expenditures incurred related thereto with the remaining amounts allocated to the US.

Results of Operations

2011 Compared to 2010

Net sales. Net sales for 2011 increased $654.1 million, or 9.5%, from 2010. The following table provides additional information regarding net sales:

Source	2011	Change from 2010 Amount	Change from 2010 Percent
	(In thousands, except percent data)		
United States	$ 6,778,727	$ 541,670	8.7% (a)
Mexico	756,971	112,399	17.4% (b)
Total net sales	$ 7,535,698	$ 654,069	9.5%

(a) US sales generated in 2011 increased $541.7 million, or 8.7%, from US sales generated in 2010, which resulted from higher domestic sales of $5,986.4 million compared to $5,671.3 million in the prior year and higher export sales of $792.3 million compared to $565.7 million in the prior year. An increase in unit sales volume, which resulted primarily from higher demand and the Company's focused inventory reduction efforts during 2011 contributed $596.4 million, or 9.6 percentage points, to the period's revenue increase. A decrease in net revenue per pound sold, which resulted primarily from a less favorable product mix sold in the current year as compared to the prior year, partially offset the positive impact that increased unit sales volume had on the period's revenue comparison by $54.7 million, or 0.9 percentage points. Included in US sales generated during 2011 and 2010 were sales to JBS USA, LLC totaling $117.9 million and $5.4 million, respectively.

(b) Mexico sales generated in 2011 increased 17.4% from Mexico sales generated in 2010. Sales volume increased $92.6 million, or 14.3 percentage points, from the prior year because of increased demand. Net revenue per pound sold increased $19.8 million, or 3.1 percentage points, from the prior year primarily because of fluctuations in the Mexican peso against the US dollar in 2011 and increase in live chicken market prices.

Gross profit (loss). Gross profit decreased by $602.5 million, or 130.7%, from a gross profit of $461.0 million incurred in 2010 to gross loss of $141.5 million generated in 2011. The following table provides gross loss information:

Components	2011	Change from 2010 Amount	Change from 2010 Percent	Percent of Net Sales 2011	Percent of Net Sales 2010
	(In thousands, except percent data)				
Net sales	$ 7,535,698	$ 654,069	9.5 %	100.0 %	100.0%
Cost of sales	7,677,235	1,260,917	19.7 %	101.9 %	93.2% (a) (b)
Operational restructuring charges	—	(4,318)	(100.0)%	— %	0.1% (c)
Gross loss	$ (141,537)	$ (602,530)	(130.7)%	(1.9)%	6.7%

(a) Cost of sales incurred by the US operations during 2011 increased $1,073.6 million from cost of sales incurred by the US operations during 2010. Live production costs, which increased primarily because of higher feed ingredient costs, contributed $773.1 million, or 11.1 percentage points, to the increase in cost of sales. The Company's focused inventory reduction efforts during 2011, which resulted in increased sales, contributed $215.2 million, or 3.1 percentage points, to the increase in costs of sales. Higher freight, storage and handling costs contributed $29.9 million, or 0.4 percentage points, to the increase in cost of sales. Cost of sales incurred by our distribution, protein conversion and other operations, which increased due to higher unit sales volume, contributed $72.8 million, or 1.1 percentage points to the increase in cost of sales. The contribution to the increase in cost of sales resulting from a decrease in the amount of net gains recognized on both settled and outstanding derivative instruments of $5.4 million, or 0.1 percentage points. A decrease in utility, maintenance and other complex costs of $27.6 million or 0.4 percentage points, partially offset the increase in cost of sales. Included in the costs listed above are losses on egg sales and flock depletion expense of $18.5 million, product recall expenses of $7.9 million, and uninsured loss related to the Marshville, North Carolina facility of $1.9 million. Other factors affecting cost of sales were immaterial.

(b) Cost of sales incurred by the Mexico operations during 2011 increased $187.3 million, or 34.0%, from cost of sales incurred by the Mexico operations during 2010. Increased sales volume contributed $79.2 million, or 14.4 percentage points, and foreign currency translation contributed $35.5 million, or 6.4 percentage points, to the increase in cost of sales. The remaining $72.6 million, or 13.2 percentage points, of the increase in cost of sales resulted primarily from higher feed ingredient costs.

(c) Operational restructuring charges incurred by the US operations during 2011 decreased $4.3 million, or 100.0%, from operational restructuring charges incurred by the US operations during 2010. Operational restructuring charges for 2010 represented noncash based impairment expense recognized to reduce the carrying amount of certain assets located in our closed processing facility in Georgia and hatchery in North Carolina to fair value and relocation expenses related to the integration with JBS USA.

Operating income (loss). Operating income decreased $559.0 million, or 301.5%, from operating income of $185.4 million incurred for 2010 to an operating loss of $373.6 million generated for 2011. The following tables provide operating income/(loss) information:

Source	2011	Change from 2010 Amount	Change from 2010 Percent
	(In thousands, except percent data)		
United States	$ (373,268)	$ (485,414)	(432.8)%
Mexico	(323)	(73,604)	(100.4)%
Total operating loss	$ (373,591)	$ (559,018)	(301.5)%

Components	2011	Change from 2010 Amount	Change from 2010 Percent	Percent of Net Sales 2011	Percent of Net Sales 2010
	(In thousands, except percent data)				
Gross loss	$ (141,537)	$ (602,530)	(130.7)%	(1.9)%	6.7%
SG&A expenses	205,993	(3,551)	(1.7)%	2.7 %	3.0% (a)(b)
Administrative restructuring charges	26,061	(39,961)	(60.5)%	0.3 %	1.0% (c)
Operating loss	$ (373,591)	$ (559,018)	(301.5)%	(4.9)%	2.7%

(a) SG&A expenses incurred by the US operations during 2011 decreased $2.2 million, or 1.2%, from SG&A expenses incurred by the US operations during 2010 primarily because of (i) a $3.0 million decrease from the prior period in payroll and related benefit expenses, (ii) a decrease of $3.4 million in depreciation and losses on asset disposals, (iii) a decrease of $2.2 million related to sales programs and (iv) a decrease of $1.3 million in lease expenses. These decreases were partially offset by (i) a $3.7 million increase in expenses related to the Company's insurance costs, (ii) a $1.7 million increase in property tax expense and (iii) a $1.5 million increase in outside services. Other factors affecting SG&A expense were immaterial.

(b) SG&A expense incurred by the Mexico operations during 2011 decreased $1.3 million, or 6.6%, from SG&A expense incurred by the Mexico operations during 2010 primarily because of increased freight and storage costs of $1.0 million that were partially offset by a $0.9 million decrease in costs related to employee relations and a $1.4 million decrease in outside services related expenses.

(c) In 2011, the Company incurred administrative restructuring charges composed of cash-based severance, change-in-control compensation, scrapped inventory and noncash impairment charges related to (i) two administrative offices in Texas and Georgia and (ii) certain idled assets located in Texas, Pennsylvania, Georgia, North Carolina and Louisiana. The Company incurred administrative restructuring charges in 2010 composed of cash-based severance, change-in-control compensation, charges related to the integration with JBS USA, other facility closure costs and noncash impairment charges related to (i) a feed mill in Georgia, (ii) land in Texas and (iii) two administrative offices in Texas and Georgia.

Interest expense. Consolidated interest expense increased 5.7% to $111.5 million in 2011 from $105.6 million in 2010 primarily because of increased average borrowings of $1,483.0 million in 2011 compared to $1,215.7 million in 2010. In addition, the weighted average interest rate increased to 6.7% in 2011 from 6.4% in 2010. As a percent of net sales, interest expense in 2011 and 2010 remained the same at 1.5%.

Early extinguishment of debt. The Company did not recognize any expense related to the early extinguishment of debt in 2011. The Company incurred expenses of $11.7 million related to the early extinguishment of debt in 2010. These expenses included costs associated with the elimination of unamortized capitalized finance charges related to the Term A loan and a portion of the Term B loan of the Exit Credit Facility.

Reorganization items. The Company did not recognize any reorganization costs in 2011. The Company incurred reorganization costs of $18.5 million in 2010. These expenses included (i) costs associated with the elimination of unamortized capitalized finance charges related to our pre-petition secured credit facilities, the 7 5/8% senior notes due 2015 and the 8 3/8% senior subordinated notes due 2017, (ii) professional fees charged for post-petition reorganization services and (iii) severance and other costs related to post-petition facility closures and RIF actions. These reorganization costs were partially offset by the recognition during the three months ended March 28, 2010 of a previously unrealized gain totaling $4.1 million on a derivative financial instrument designated as a cash flow hedge related to public debt extinguished on December 28, 2009.

Income taxes. The Company's consolidated income tax expense in 2011 was $8.6 million, compared to a tax benefit of $23.8 million in 2010. The income tax expense in 2011 resulted primarily from an increase in valuation allowance and an increase in reserves for unrecognized tax benefits. The income tax benefit in 2010 resulted primarily from the deconsolidation for tax purposes of the Mexico operations and a decrease in the valuation allowance, offset by an increase in reserves for unrecognized tax benefits. See "Note 13. Income Taxes" to the Consolidated Financial Statements.

Net income (loss) attributable to noncontrolling interests. For the year ended December 25, 2011, we recognized net income attributable to noncontrolling interests in three of our consolidated subsidiaries of $1.1 million. For the year ended December 26, 2010, we recognized net income attributable to noncontrolling interests $3.2 million.

2010 Compared to 2009

Net sales. Net sales for 2010 decreased $206.4 million, or 2.9%, from 2009. The following table provides additional information regarding net sales:

Source	2010	Change from 2009 Amount	Change from 2009 Percent
	(In thousands, except percent data)		
United States	$ 6,237,057	$ (332,595)	(5.1)% (a)
Mexico	644,572	126,169	24.3 % (b)
Total net sales	$ 6,881,629	$ (206,426)	(2.9)%

(a) US sales generated in 2010 decreased 5.1% from US sales generated in 2009. Sales volume decreased 7.1% primarily because of previously announced production cutbacks and subsequent reorganization efforts. Net revenue per pound sold increased 0.8% from the prior year.

(b) Mexico sales generated in 2010 increased 24.3% from Mexico sales generated in 2009. Sales volume increased 17.9% from the prior year because of increased demand. Net revenue per pound sold increased 7.0% from the prior year primarily because of the appreciation of the Mexican peso against the US dollar in 2010.

Gross profit. Gross profit results improved by $150.2 million, or 48.3%, from a gross profit of $310.8 million incurred in 2009 to gross profit of $461.0 million generated in 2010. The following table provides gross profit information:

Components	2010	Change from 2009 Amount	Change from 2009 Percent	Percent of Net Sales 2010	Percent of Net Sales 2009
		(In thousands, except percent data)			
Net sales	$ 6,881,629	$ (206,426)	(2.9)%	100.0%	100.0%
Cost of sales	6,416,318	(348,470)	(5.2)%	93.2%	95.4% (a)
Operational restructuring charges	4,318	(8,146)	(65.4)%	0.1%	0.2% (b)
Gross profit	$ 460,993	$ 150,190	48.3 %	6.7%	4.4% (c)

(a) Cost of sales incurred by the US operations during 2010 decreased $429.3 million from cost of sales incurred by the US operations during 2009. This decrease occurred primarily because of improved production efficiencies, production cutbacks and aggregate net gain of $69.2 million recognized by the Company during 2010 on derivative financial instruments. Cost of sales incurred by the Mexico operations during 2010 increased $80.8 million from cost of sales incurred by the Mexico operations during 2009 primarily because of increased production volume.

(b) The Company recognized noncash asset impairment charges in 2010 related to the closing of a processing plant in Georgia and a hatchery in North Carolina. In addition, the Company recognized relocation charges relating to the integration with JBS USA. In 2009, the Company recognized losses on sales of excess eggs and flock depletion at its operational production complexes.

(c) Gross profit as a percent of net sales generated in 2010 increased 2.3 percentage points from 2009 primarily because of the cost-savings impact of production cutbacks, improved production efficiencies and gains recognized from derivative financial instruments during 2010.

Operating income. Operating income increased $118.1 million, or 175.4%, from an operating income of $67.3 million incurred for 2009 to operating income of $185.4 million generated for 2010. The following tables provide operating income information:

Source	2010	Change from 2009 Amount	Change from 2009 Percent
	(In thousands, except percent data)		
United States	$ 112,146	$ 73,819	192.6%
Mexico	73,281	44,281	152.7%
Total operating income	$ 185,427	$ 118,100	175.4%

Components	2010	Change from 2009 Amount	Change from 2009 Percent	Percent of Net Sales 2010	Percent of Net Sales 2009
	(In thousands, except percent data)				
Gross profit	$ 460,993	$ 150,190	48.3 %	6.7%	4.4%
SG&A expenses	209,544	(31,945)	(13.2)%	3.0%	3.4% (a)
Administrative restructuring charges	66,022	64,035	3,222.7 %	1.0%	0.1% (b)
Operating income	$ 185,427	$ 118,100	175.4 %	2.7%	0.9% (c)

(a) SG&A expenses incurred by the US operations during 2010 decreased 14.9% from SG&A expenses incurred by the US operations during 2009 primarily because of reductions in employee compensation and related benefit costs resulting from restructuring actions taken in 2009 and 2010.

(b) In 2010, the Company incurred administrative restructuring charges, composed of cash-based severance, change-in-control compensation, charges related to the integration with JBS USA, other facility closure costs and noncash impairment charges related to, (i) a feed mill in Georgia, (ii) land in Texas and (iii) two administrative offices in Texas and Georgia. The Company incurred administrative restructuring charges in 2009 composed of cash-based severance, change-in-control compensation, charges related to the integration with JBS USA and other facility closure costs.

(c) Operating income as a percent of net sales generated in 2010 increased 1.8 percentage points from operating loss as a percent of sales incurred in 2009 primarily because of improved gross profit performance and reductions in employee compensation and related benefit costs resulting from restructuring actions taken in 2009 and 2010.

Interest expense. Consolidated interest expense decreased 34.8% to $105.6 million in 2010 from $161.9 million in 2009 primarily because of decreased average borrowings and a decrease in weighted average interest rate. As a percent of net sales, interest expense in 2010 decreased to 1.5% from 2.3% in 2009.

Early extinguishment of debt. The Company incurred expenses of $11.7 million related to the early extinguishment of debt in 2010. These expenses included costs associated with the elimination of unamortized capitalized finance charges related to the Term A loan and a portion of the Term B loan of the Exit Credit Facility.

Reorganization items. The Company incurred reorganization costs of $18.5 million in 2010. These expenses included (i) costs associated with the elimination of unamortized capitalized finance charges related to our pre-petition secured credit facilities, the 7 5/8% senior notes due 2015 and the 8 3/8% senior subordinated notes due 2017, (ii) professional fees charged for post-petition reorganization services and (iii) severance and other costs related to post-petition facility closures and reduction in force ("RIF") actions. These reorganization costs were partially offset by the recognition during the three months ended March 28, 2010 of a previously unrealized gain totaling $4.1 million on a derivative financial instrument designated as a cash flow hedge related to public debt extinguished on December 28, 2009.

Income taxes. The Company's consolidated income tax benefit in 2010 was $23.8 million, compared to a tax benefit of $21.6 million in 2009. The income tax benefit in 2010 resulted primarily from the deconsolidation for tax purposes of the Mexico operations and a decrease in the valuation allowance offset by an increase in reserves for unrecognized tax benefits. The deconsolidation for tax purposes of the Mexico operations was in response to changes in the Mexican tax laws that became effective January 1, 2010. The deconsolidation reduces the accrued taxes that had been previously recognized under the consolidated filing status as it eliminates recapturing certain taxes required under the new consolidation laws. The income tax benefit in 2009 resulted primarily from a decrease in reserves for unrecognized tax benefits. See "Note 13. Income Taxes" to the Consolidated Financial Statements.

Net income (loss) attributable to noncontrolling interests. For the year ended December 26, 2010, we recognized net income attributable to noncontrolling interest in three of our consolidated subsidiaries of $3.2 million. For the year ended September 26, 2009, we recognized net losses attributable to noncontrolling interests in three of our consolidated subsidiaries of $82,000.

The Transition Period Compared to the Three Months Ended December 27, 2008

Net sales. Net sales generated in the Transition Period decreased $274.3 million, or 14.6%, from net sales generated in the three months ended December 27, 2008. The following table provides net sales information:

Source	Transition Period	Change from Three Months Ended December 27, 2008 Amount	Percent	
	(In thousands, except percent data)			
United States	$ 1,466,705	$ (265,044)	(15.3)%	(a)
Mexico	136,029	(9,213)	(6.3)%	(b)
Total net sales	$ 1,602,734	$ (274,257)	(14.6)%	

(a) US sales generated in the Transition Period decreased 15.3% from US sales generated in the three months ended December 27, 2008. Sales volume decreased 16.5% primarily because of previously announced production cutbacks and subsequent reorganization efforts. Net revenue per pound sold increased 0.7% from the prior year.

(b) Mexico sales generated in the Transition Period decreased 6.3% from Mexico sales generated in the three months ended December 27, 2008. Sales volume increased 3.9% from the prior year because of increased demand during the current winter holiday season over that of the previous year. Net revenue per pound sold decreased 9.8% from the prior year primarily because of current unfavorable economic conditions in Mexico. In an effort to increase demand for chicken products, the industry lowered prices.

Gross profit. Gross profit improved by $168.9 million, or 168.7%, from a loss of $100.1 million incurred in the three months ended December 27, 2008 to a profit of $68.8 million generated in the Transition Period. The following table provides gross profit information:

Components	Transition Period	Change from Three Months Ended December 27, 2008 Amount	Percent	Percent of Net Sales Three Months Ended December 27, 2009	2008	
	(In thousands, except percent data)					
Net sales	$ 1,602,734	$ (274,257)	(14.6)%	100.0%	100.0 %	
Cost of sales	1,531,104	(446,029)	(22.6)%	95.5%	105.3 %	(a)
Operational restructuring charges	2,877	2,877	NM	0.2%	—	(b)
Gross profit	$ 68,753	$ 168,895	168.7 %	4.3%	(5.3)%	(c)

(a) Cost of sales incurred by the US operations during the Transition Period decreased $434.9 million from cost of sales incurred by the US operations during the three months ended December 27, 2008. This decrease occurred primarily because of the cost-savings impact of prior-period production cutbacks, decreased feed ingredient purchases and decreased corn prices during the Transition Period and an aggregate net loss of $21.4 million recognized by us during the three months ended December 27, 2008 on derivative financial instruments. We did not participate in any derivative financial instrument transactions in the Transition Period. Cost of sales incurred by the Mexico operations during the Transition Period decreased $11.1 million from cost of sales incurred by the Mexico operations during the three months ended December 27, 2008 primarily because of decreased net sales and decreased feed ingredient costs.

(b) During the Transition Period the Company recognized a loss on the sale of excess eggs and flock depletion related to its operational production complexes. The Company did not recognize operational restructuring charges in the three months ended December 27, 2008.

(c) Gross profit as a percent of net sales generated in the Transition Period increased 9.6 percentage points from gross profit as a percent of sales generated in the three months ended December 27, 2008 primarily because of the cost-savings impact of prior-period production cutbacks and decreased corn costs experienced during the Transition Period.

NM Not meaningful

Operating income. Operating income improved by $185.8 million, or 104.3%, from a loss of $178.2 million incurred in the three months ended December 27, 2008, to income of $7.6 million generated in the Transition Period. The following tables provide operating loss information:

Source	Transition Period	Change from Three Months Ended December 27, 2008	
		Amount	Percent
	(In thousands, except percent data)		
United States	$ 9,637	$ 181,782	105.6%
Mexico	(2,048)	4,021	66.3%
Total operating income	$ 7,589	$ 185,803	104.3%

Components	Transition Period	Change from Three Months Ended December 27, 2008		Percent of Net Sales Three Months Ended December 27,	
		Amount	Percent	2009	2008
	(In thousands, except percent data)				
Gross profit	$ 68,753	$ 168,895	168.7 %	4.3 %	(5.3)%
SG&A expenses	62,523	(13,127)	(15.3)%	3.9 %	4.0 % (a)
Administrative restructuring charges	(1,359)	(3,781)	(156.1)%	(0.1)%	0.1 % (b)
Operating income	$ 7,589	$ 185,803	104.3 %	0.5 %	(9.4)% (c)

(a) SG&A expenses incurred by the US operations during the Transition Period decreased 16.0% from SG&A expenses incurred by the US operations during the three months ended December 27, 2008 primarily because of reductions in employee compensation and related benefit costs resulting from restructuring actions taken in 2009.

(b) During the Transition Period, we recognized an administrative restructuring credit resulting from a positive adjustment to accrued lease obligation charges for the closed distribution center in Mississippi. We recognized net administrative restructuring charges in the three months ended December 27, 2008 resulting primarily from a November 2008 non-production employee RIF action, production cutbacks at a facility in Florida, and closures of distribution centers in Florida, Iowa, Mississippi, Ohio, Tennessee and Texas.

(c) Operating income as a percent of net sales incurred in the Transition Period improved 9.9 percentage points from operating loss as a percent of net sales incurred in the three months ended December 27, 2008 primarily because of the improvement in gross profit performance and the positive impact of 2009 restructuring actions on SG&A expenses.

Interest expense. Interest expense increased 12.9% to $44.7 million recognized in the Transition Period from $39.6 million recognized in the three months ended December 27, 2008 primarily because of increased borrowings and increased interest rates recognized on several of our secured credit facilities. As a percent of net sales, interest expense recognized in the Transition Period increased to 2.8% from 2.1% recognized in the three months ended December 27, 2008.

Reorganization items. Net reorganization costs increased 145.9% to $32.7 million recognized in the Transition Period from $13.3 million recognized in the three months ended December 27, 2008. Costs recognized in the Transition Period included certain incentive compensation costs that were contingent upon confirmation by the Bankruptcy Court of a plan of reorganization that satisfied the requirements of the Bankruptcy Code, professional fees charged for post-petition reorganization services, and severance and other costs related to post-petition facility closures and RIF actions. Costs recognized in the three months ended December 27, 2008 included professional fees charged for post-petition reorganization services, finance costs related to the debtor in possession credit agreement and fees associated with the termination of our receivables purchase agreement on December 3, 2008.

Income taxes. We recognized an income tax benefit of $102.4 million for the Transition Period compared to income tax expense of $0.3 million for the three months ended December 27, 2008. The income tax benefit for the Transition Period was primarily the result of the Company's release of valuation allowance because of new provisions that increased US federal net operating loss carry backs net of tax expense for new legislation enacted in Mexico. The income tax expense for the three months ended December 27, 2008 resulted primarily from an increase in valuation allowance.

Income from operation of discontinued business. We generated income from the operation of our discontinued turkey business of $0.9 million ($0.6 million, net of tax) in the three months ended December 27, 2008. Net sales generated by the discontinued turkey business in the three months ended December 27, 2008, were $26.5 million. There were no net sales or operating results generated by the discontinued turkey business in the three months ended December 27, 2009.

Net income (loss) attributable to noncontrolling interests. For the three months ended December 27, 2009, we recognized net income attributable to noncontrolling interests in three of our consolidated subsidiaries of $0.3 million. For the three months ended December 27, 2008, we recognized net losses attributable to noncontrolling interests in three of our consolidated subsidiaries of $0.1 million.

Liquidity and Capital Resources

The following table presents our available sources of liquidity as of December 25, 2011:

Source of Liquidity[d]	Facility Amount	Amount Outstanding	Available	
		(In millions)		
Cash and cash equivalents	$ —	$ —	$ 41.6	
Investments in available-for-sale securities	—	—	0.7	
Debt facilities:				
Exit Credit Facility	700.0	347.3	248.0	(a)
ING Credit Facility	40.3	—	40.3	(b)
JBS Subordinated Loan Agreement	100.0	50.0	50.0	(c)

(a) Actual borrowings by the Company under the Exit Credit Facility are subject to a borrowing base, which is a formula based on certain eligible inventory and eligible receivables. The borrowing base in effect on December 25, 2011 was $635.4 million. Availability under the Exit Credit Facility is also reduced by the Company's outstanding standby letters of credit. Standby letters of credit outstanding at December 25, 2011 totaled $40.1 million.

(b) Under the ING Credit Facility, if (i) any default or event of default has occurred and is continuing or (ii) the quotient of the borrowing base divided by the outstanding loans and letters of credit (the "Collateral Coverage Ratio") under the ING Credit Facility is less than 1.25 to 1.00, the loans and letters of credit under the ING Credit Facility will be subject to, and cannot exceed, a borrowing base. The borrowing base is a formula based on accounts receivable, inventory, prepaid assets, net cash under the control of the administrative agent and up to 150.0 million Mexican pesos of fixed assets of the loan parties. The borrowing base formula will be reduced by trade payables of the loan parties. If the Collateral Coverage Ratio falls below 1.25 to 1.00, the borrowing base requirement would terminate upon the earlier of (i) the Collateral Coverage Ratio exceeding 1.25 to 1.00 as of the latest measurement period for 60 consecutive days or (ii) the borrowing availability under the ING Credit Facility being equal to or greater than the greater of 20% of the revolving commitments under the ING Credit Facility and 100.0 million Mexican pesos for a period of 60 consecutive days.

(c) Under the Exit Credit Facility, the Company is also permitted to receive loans from JBS USA on a subordinated basis on terms reasonably satisfactory to the agents under the Exit Credit Facility of up to $200.0 million. The Company has a subordinated loan facility with JBS USA of $100.0 million, with a term loan of $50.0 million principal amount outstanding at December 25, 2011. If the Rights Offering is consummated, the existing commitment of JBS USA to make an additional $50.0 million term loan to the Company under the Subordinated Loan Agreement will be terminated.

(d) Pilgrim's commenced a rights offering for up to approximately 44.4 million shares of common stock to its stockholders of record on January 17, 2012 in order to strengthen its capital structure. Pilgrim's expects the aggregate gross proceeds (before expenses) of the offering to be approximately $200.0 million. JBS USA has committed to participate in the Rights Offering and exercise its basic subscription and over-subscription privilege in full and has executed an agreement reflecting its commitment.The Rights Offering is currently scheduled to expire on February 29, 2012.

Debt Obligations

Senior and Subordinated Notes. On December 15, 2010, the Company closed on the sale of $500.0 million of 7 $^{7}/8$% senior notes due 2018 (the "2018 Notes"). The 2018 Notes are unsecured obligations of the Company and are guaranteed by one the Company's subsidiaries. Interest is payable on December 15 and June 15 of each year, commencing on June 15, 2011. The indenture governing the 2018 Notes contains various covenants that may adversely affect our ability, among other things, to incur additional indebtedness, incur liens, pay dividends or make certain restricted payments, consummate certain asset sales, enter into certain transactions with JBS USA and our other affiliates, merge, consolidate and/or sell or dispose of all or substantially all of our assets. The Company has subsequently exchanged these notes for substantially identical notes that are registered under the Securities Act of 1933. Additionally, we have an aggregate principal balance of $3.6 million of 7 $^{5}/8$% senior unsecured notes, 8 $^{3}/8$% senior subordinated unsecured notes and 9 $^{1}/_{4}$% senior unsecured notes outstanding at December 25, 2011.

JBS Subordinated Loan Agreement. On June 23, 2011, the Company entered into a Subordinated Loan Agreement with JBS USA (the "Subordinated Loan Agreement"), which provided an aggregate commitment of $100.0 million. On June 23, 2011, JBS USA made a term loan to the Company in the principal amount of $50.0 million. In addition, JBS USA agreed to make an additional one-time term loan in the principal amount of $50.0 million if the Company's availability under the revolving loan commitment in the Exit Credit Facility is less than $200.0 million. Pursuant to the terms of the Subordinated Loan Agreement, we also agreed to reimburse JBS USA up to $56.5 million for draws upon any letters of credit issued for JBS USA's account that support certain obligations of Mayflower Insurance Company, Ltd., a wholly owned subsidiary of the Company. The commitment under the Subordinated Loan Agreement will terminate on the earlier to occur of (i) the date on which all amounts owing under the 2018 Notes and the Exit Credit Facility are due and payable in accordance with its terms and (ii) June 27, 2015. Loans under the Subordinated Loan Agreement mature on June 28, 2015. Additionally, on December 16, 2011, the Company entered into an amendment to the Subordinated Loan Agreement which, among other things, provided that if the Company consummates the Rights Offering on or before March 24, 2012 (unless such date is extended in accordance with the terms of the Exit Credit Facility), the revolving loan commitment under the Subordinated Loan Agreement will be terminated. Further, the Exit Credit Facility, as amended, also provides that if the Rights Offering occurs, then (i) the Company, at its option, is permitted to prepay the outstanding $50.0 million term loan under the Subordinated Loan Agreement and (ii) the existing commitment of JBS USA to make an additional $50.0 million term loan to the Company under the Subordinated Loan Agreement will be terminated.

JBS USA agreed to provide letters of credit in the amount of $56.5 million to an insurance company serving the Company in order to allow that insurance company to return cash it held as collateral against potential workers compensation, auto and general liability claims. In return for providing this letter of credit, the Company is reimbursing JBS USA for the letter of credit cost it would otherwise incur under its revolving credit agreement. The total costs accrued by the Company in 2011 to reimburse JBS USA was $0.4 million.

Exit Credit Facility. Upon exiting from bankruptcy, the Company and certain of its subsidiaries entered into the Exit Credit Facility that provided for an aggregate commitment of $1.75 billion. The facility consisted of a three-year $600.0 million revolving credit facility, a three-year $375.0 million Term A facility and a five-year $775.0 million Term B facility. The Exit Credit Facility also includes an accordion feature that allows us, at any time, to increase the aggregate revolving loan commitment by up to an additional $250.0 million and to increase the aggregate Term B loans commitment by up to an additional $400.0 million, in each case subject to the satisfaction of certain conditions, including an aggregate cap on all commitments under the Exit Credit Facility of $1.85 billion. On January 13, 2011, we increased the amount of the revolving loan commitments under the Exit Credit Facility to $700.0 million. On April 22, 2011, we increased the amount of the sub-limit for swingline loans under the Exit Credit Facility to $100.0 million. The Term A loan was repaid on December 15, 2010 with proceeds from the 2018 Notes. The revolving loan commitment and the Term B loans will mature on December 28, 2014.

On December 25, 2011, a principal amount of $574.6 million under the Term B loans commitment and $347.3 million under the revolving loan commitment were outstanding. On December 28, 2009, the Company also paid loan costs totaling $50.0 million related to the Exit Credit Facility that it recognized as an asset on its balance sheet. The Company amortizes these capitalized costs to expense over the life of the Exit Credit Facility.

Subsequent to the end of each fiscal year, a portion of our cash flow must be used to repay outstanding principal amounts under the Term B loans. The Company did not have excess cash flow from 2011 to be applied toward the outstanding principal under the Term B loans. In April 2011, the Company paid approximately $46.3 million of its excess cash flow from 2010 toward the outstanding principal under the Term B loans. After giving effect of the 2010 prepayment and other prepayments, the Term B loans must be repaid in 16 quarterly installments of approximately $3.9 million which began on April 15, 2011, with the final installment due on December 28, 2014. The Exit Credit Facility also requires us to use the proceeds we receive from certain asset sales and specified debt or equity issuances and upon the occurrence of other events to repay outstanding borrowings under the Exit Credit Facility. The cash proceeds received by the Company from the Rights Offering will not be required to be prepaid to the lenders under the Exit Credit Facility as a mandatory prepayment.

The Exit Credit Facility includes a $100.0 million sub-limit for swingline loans and a $200.0 million sub-limit for letters of credit. Outstanding borrowings under the revolving loan commitment bear interest at a per annum rate equal to 3.00% plus the greater of (i) the US prime rate as published by the Wall Street Journal, (ii) the average federal funds rate plus 0.5%, and (iii) the one-month LIBOR rate plus 1.0%, in the case of alternate base rate loans, or 4.00% plus the one, two, three or six month LIBOR rate adjusted by the applicable statutory reserve, in the case of Eurodollar loans. Outstanding Term B-1 loans bear interest at a per annum rate equal to 3.50% plus greater of (i) the US prime rate, as published by the Wall Street Journal, (ii) the average federal funds rate plus 0.5%, and (iii) the one month LIBOR rate plus 1.0%, in the case of alternate base rate loans, or 4.50%, plus the one, two, three or six month LIBOR Rate adjusted by the applicable statutory reserve, in the case of Eurodollar loans. Outstanding Term B-2 loans bear interest at a per annum rate equal to 9.00%. Commitment fees charged on the revolving commitments under the Exit Credit Facility accrue at a per annum rate equal to 0.50%.

Actual borrowings by the Company under the revolving credit commitment component of the Exit Credit Facility are subject to a borrowing base, which is a formula based on certain eligible inventory, eligible receivables and restricted cash under the control of CoBank ACB, as administrative agent under the Exit Credit Facility. The borrowing base formula is reduced by the sum of (i) inventory reserves, (ii) rent and collateral access reserves, and (iii) any amount more than 15 days past due that is owed by the Company or its subsidiaries to any person on account of the purchase price of agricultural products or services (including poultry and livestock) if that person is entitled to any grower's or producer's lien or other security arrangement. As of December 25, 2011, the applicable borrowing base was $635.4 million, the amount available for borrowing under the revolving loan commitment was $248.0 million and outstanding borrowings and letters of credit under the revolving loan commitment were $347.3 million and $40.1 million, respectively.

Under the Exit Credit Facility, JBS USA, the Company's majority stockholder, or its affiliates may make loans to the Company on a subordinated basis on terms reasonably satisfactory to the agents under the Exit Credit Facility and up to $200.0 million of such subordinated indebtedness may be included in the calculation of EBITDA (as defined in the Exit Credit Facility as amended).

The Exit Credit Facility provides that the Company may not incur capital expenditures in excess of $175.0 million in 2011 and 2012 and $350.0 million each fiscal year thereafter. The Exit Credit Facility contains various other covenants that may adversely affect our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain restricted payments, consummate certain assets sales, enter into certain transactions with JBS USA and our other affiliates, merge, consolidate and/or sell or dispose of all or substantially all of our assets.

On June 23, 2011 and December 16, 2011, the Company entered into amendments to the Exit Credit Facility, which, among other things:

- Temporarily suspended the requirement for the Company to comply with the fixed charge coverage ratio and senior secured leverage ratio financial covenants until September 23, 2012;
- Modified the consolidated tangible net worth financial covenant to (i) require the Company to maintain consolidated tangible net worth of at least $550.0 million, including subordinated indebtedness owed to JBS USA, plus 50.0% of the cumulative net income (excluding any losses) of the Company from June 24, 2011 through the date of calculation and (ii) eliminate the requirement for the Company to comply with that financial covenant for the fiscal quarter ended December 25, 2011 and, if certain conditions are met, for the fiscal quarter ended March 25, 2012;
- Amended the fixed charge coverage ratio and the senior secured leverage ratio financial covenants so that when testing of those financial covenants resumes September 24, 2012, the Company can calculate those financial covenants based upon a specified number of fiscal quarters selected by the Company;
- Provided that if the Rights Offering occurs on or before March 24, 2012 (which date may be extended under certain circumstances at the sole discretion of the administrative agent and Rabobank International to April 24, 2012), then:
    - The senior secured leverage ratio financial covenant will be set at levels more favorable to the Company after June 30, 2013; and
    - The consolidated tangible net worth financial covenant will be modified to reduce the level of tangible net worth of the Company required to satisfy such financial covenant.

ING Credit Agreement. On October 19, 2011, Avícola Pilgrim's Pride de México, S.A. de C.V. ("Avicola"), Pilgrim's Pride S. de R.L. de C.V. ("PPS", together with Avicola, the "Borrowers") and certain Mexican subsidiaries (together with the Borrowers, the "Loan Parties") entered into an amended and restated credit agreement (the "ING Credit Agreement") with ING Bank (México), S.A. Institución de Banca Múltiple, ING Grupo Financiero, as lender and ING Capital LLC, as administrative agent ("ING Capital"). The ING Credit Agreement has a final maturity date of September 25, 2014. As of December 25, 2011, the US dollar-equivalent of the ING Loan Commitment under the ING Credit Agreement was $40.3 million. There were no outstanding borrowings under the ING Credit Agreement at December 25, 2011.

Under the ING Credit Agreement, if (i) any default or event of default has occurred and is continuing or (ii) the quotient of the borrowing base divided by the outstanding loans and letters of credit (the "Collateral Coverage Ratio") under the ING Credit Agreement is less than 1.25 to 1.00, the loans and letters of credit under the ING Credit Agreement will be subject to, and cannot exceed, a borrowing base. The borrowing base is a formula based on accounts receivable, inventory, prepaid assets, net cash under the control of the administrative agent and up to 150.0 million Mexican pesos of fixed assets of the Loan Parties. The borrowing base formula will be reduced by trade payables of the Loan Parties. If the Collateral Coverage Ratio falls below 1.25 to 1.00, the borrowing base requirement would terminate upon the earlier of (i) the Collateral Coverage Ratio exceeding 1.25 to 1.00 as of the latest measurement period for 60 consecutive days or (ii) the borrowing availability under the ING Credit Agreement being equal to or greater than the greater of 20% of the revolving commitments under the ING Credit Agreement and 100.0 million Mexican pesos for a period of 60 consecutive days.

Avicola may pay dividends or make other restricted payments to the Company in an amount not to exceed in the aggregate 250.0 million Mexican pesos during the term of the ING Credit Agreement if certain conditions are satisfied, including a condition that availability is at least 100% of the revolving loan commitment under the ING Credit Agreement, less any letter of credit liability under the ING Credit Agreement. However, the Company deems its earnings from Mexico to be permanently reinvested. As such, US deferred income taxes have not been provided on these earnings. If such earnings were not considered indefinitely reinvested, certain deferred foreign and US income taxes would be provided.

Collateral

Substantially all of our domestic inventories and domestic fixed assets are pledged as collateral to secure the obligations under the Exit Credit Facility. The ING Credit Agreement is secured by substantially all of the assets of the Company's Mexico subsidiaries.

Off-Balance Sheet Arrangements

We maintain operating leases for various types of equipment, some of which contain residual value guarantees for the market value of assets at the end of the term of the lease. The terms of the lease maturities range from one to ten years. We estimate the maximum potential amount of the residual value guarantees is approximately $20.2 million; however, the actual amount would be offset by any recoverable amount based on the fair market value of the underlying leased assets. No liability has been recorded related to this contingency as the likelihood of payments under these guarantees is not considered to be probable, and the fair value of the guarantees is immaterial. We historically have not experienced significant payments under similar residual guarantees.

We are a party to many routine contracts in which we provide general indemnities in the normal course of business to third parties for various risks. Among other considerations, we have not recorded a liability for any of these indemnities as, based upon the likelihood of payment, the fair value of such indemnities would not have a material impact on our financial condition, results of operations and cash flows.

Contractual Obligations

In addition to our debt commitments at December 25, 2011, we had other commitments and contractual obligations that obligate us to make specified payments in the future. The following table summarizes the total amounts due as of December 25, 2011, under all debt agreements, commitments and other contractual obligations. The table indicates the years in which payments are due under the contractual obligations.

	Payments Due By Period				
Contractual Obligations[(e)]	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
			(In thousands)		
Long-term debt[(a)]	$ 1,472,630	$ 15,042	$ 955,403	$ 502,185	-
Interest[(b)]	466,950	104,072	242,134	120,630	114
Capital leases[(c)]	1,338	194	582	368	195
Operating leases	26,793	16,132	10,614	47	—
Derivative liabilities	2,723	2,723	—	—	—
Purchase obligations[(d)]	143,599	143,599	—	—	—
Total	$ 2,114,034	$ 281,763	$ 1,208,733	$ 623,230	$ 309

(a) Long-term debt includes an accreted discount of $3.2 million and excludes $40.1 million in letters of credit outstanding related to normal business transaction. In April 2011, the Company paid approximately $46.3 million of its cash flow toward the outstanding principal under the Term B loans. After giving effect to this prepayment and other prepayments of the Term B Loans, the Term B Loans must be repaid in 16 quarterly installments of approximately $3.9 million from April 15, 2011, with the final installment due on December 28, 2014.

(b) Interest expense in the table above assumes the continuation of interest rates and outstanding borrowings under our credit facilities as of December 25, 2011.

(c) Capital leases includes $0.4 million in interest expense.

(d) Includes agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction.

(e) The total amount of PPC's unrecognized tax benefits at December 25, 2011 was $64.8 million. We did not include this amount in the contractual obligations table above as reasonable estimates cannot be made at this time of the amounts or timing of future cash outflows.

Historical Flow of Funds

Cash used in operating activities was $129.0 million for 2011 and cash provided by operating activities was $14.6 million for 2010. The increase in cash flows used in operating activities was primarily from reductions in net working capital as well as a net loss of $495.7 million for 2011 as compared to a net income of $90.3 million for 2010.

Our net working capital position, which we define as current assets less current liabilities, decreased $224.8 million to a surplus of $747.0 million and a current ratio of 2.04 at December 25, 2011 compared to a surplus of $971.8 million and a current ratio of 2.32 at December 26, 2010. Key contributors to the reduction in net working capital included decreases in cash and cash equivalents, restricted cash, inventories and prepaid expenses and other current assets and an increase in current deferred tax liabilities, partially offset by an increase in trade accounts and other receivables and a decreases in current maturities of long-term debt, accrued expenses and income taxes payable.

Restricted cash decreased $53.3 million, or 87.4%, to $7.7 million at December 25, 2011 from $61.0 million at December 26, 2010. The change in restricted cash resulted from the release of cash held in our captive insurance companies.

Trade accounts and other receivables, including accounts receivable from JBS USA, increased $48.6 million, or 15.1%, to $370.4 million at December 25, 2011 from $321.8 million at December 26, 2010. The change in trade accounts and other receivables resulted primarily from increased sales recognized towards the latter part of the current period as well as an increase of $20.7 million in receivables from JBS USA.

Inventories decreased $150.2 million, or 14.6%, to $879.1 million at December 25, 2011 from $1,029.3 million at December 26, 2010. The change in inventories was primarily due to a decrease in finished products resulting from the Company's concerted efforts to reduce inventory during 2011.

Prepaid expenses and other current assets decreased $28.9 million, or 35.6%, to $52.4 million at December 25, 2011 from $81.3 million at December 26, 2010. This decrease occurred primarily because of a $30.5 million reduction in open derivative positions, offset by a $2.1 million increase in prepaid grain purchases.

Accounts payable increased $3.5 million, or 1.0%, to $340.5 million at December 25, 2011 from $337.0 million at December 26, 2010. This increase occurred primarily because of a $4.4 million increase in accounts payable to JBS USA.

Accrued expenses decreased $16.1 million, or 5.4%, to $281.8 million at December 25, 2011 from $297.9 million at December 26, 2010. This decrease resulted primarily from a $13.7 million reduction in derivative liabilities and a $11.4 million reduction in employee related expenses. This was partially offset by a $6.8 million increase in the accrued balances for sales programs and a $2.3 million increase in grain commitments.

Cash used in investing activities was $58.2 million and $113.7 million in 2011 and 2010, respectively. Capital expenditures of $136.0 million and $179.3 million for 2011 and 2010, respectively, were primarily incurred for the reopening of the Douglas, Georgia facility and for the routine replacement of equipment and to improve efficiencies and reduce costs. Capital expenditures for 2011 could not exceed $175 million under the terms of the Exit Credit Facility. Cash was used to purchase investment securities totaling $4.6 million and $17.2 million in 2011 and 2010, respectively. Cash proceeds in 2011 and 2010 from the sale or maturity of investment securities were $15.9 million and $68.1 million, respectively. Cash proceeds from property disposals in 2011 and 2010 were $29.0 million and $14.7 million, respectively. Cash proceeds from business dispositions in 2011 totaled $37.5 million.

Cash provided by financing activities was $126.9 million in 2011. Cash used in financing activities was $29.5 million in 2010. Cash proceeds for 2011 from notes payable to JBS USA were $50.0 million. Cash proceeds in 2011 and 2010 from long-term debt were $965.7 million and $2,438.9 million, respectively. Cash was used to repay long-term debt totaling $881.8 million and $3,197.4 million in 2011 and 2010, respectively. Cash proceeds in 2010 from the sale of common stock were $800.0 million. Cash was used to pay capitalized loan costs totaling $4.4 million and $62.8 million in 2011 and 2010. Cash used to purchase the remaining interest in a subsidiary we did not already own totaled $2.5 million and $7.6 million in 2011 and 2010. Cash was used for other financing activities totaling $0.1 million and $0.5 million in 2011 and 2010, respectively.

Recently Adopted Accounting Pronouncements

On December 27, 2010, the Company adopted a portion of Accounting Standards Update ("ASU") 2010-06, *Improving Disclosures about Fair Value Measurements*, issued by the Financial Accounting Standards Board (the "FASB"). The ASU amended Accounting Standards Codification ("ASC") Subtopic 820-10 by including new required disclosures regarding activity in Level 3 fair value measurements. The adoption of the subject guidance under amended ASC 820-10 did not have a material impact on the Company's consolidated financial statements.

Accounting Pronouncements Issued But Not Yet Adopted

The FASB recently issued ASU No. 2011-04, *Fair Value Measurement: Amendments to Achieve Common Fair Value Disclosure Requirements in the U.S. GAAP and IFRS*. The amendment clarifies the FASB's intent about the application of existing fair value measurement and disclosure requirements (ASC Topic 820) and improves consistency in wording to ensure that accounting principles generally accepted in the US ("U.S. GAAP") and International Financial Reporting Standards ("IFRS") are described the same way. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendment is effective for fiscal years beginning after December 15, 2011 and is to be applied prospectively. The Company has not yet adopted this amendment; however, adoption will not have a material impact on the Company's financial position, results of operations or cash flow.

Critical Accounting Policies and Estimates

General. Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, customer programs and incentives, allowance for doubtful accounts, inventories, income taxes and product recall accounting. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition. We recognize revenue when all of the following circumstances are satisfied: (i) persuasive evidence of an arrangement exists, (ii) price is fixed or determinable, (iii) collectability is reasonably assured and (iv) delivery has occurred. Delivery occurs in the period in which the customer takes title and assumes the risks and rewards of ownership of the products specified in the customer's purchase order or sales agreement. Revenue is recorded net of estimated incentive offerings including special pricing agreements, promotions and other volume-based incentives. Revisions to these estimates are charged back to net sales in the period in which the facts that give rise to the revision become known.

Inventory. Live chicken inventories are stated at the lower of cost or market and breeder hens at the lower of cost, less accumulated amortization, or market. The costs associated with breeder hens are accumulated up to the production stage and amortized over their productive lives using the unit-of-production method. Finished poultry products, feed, eggs and other inventories are stated at the lower of cost (average) or market. We record valuations and adjustments for our inventory and for estimated obsolescence at or equal to the difference between the cost of inventory and the estimated market value based upon known conditions affecting inventory obsolescence, including significantly aged products, discontinued product lines, or damaged or obsolete products. We allocate meat costs between our various finished chicken products based on a by-product costing technique that reduces the cost of the whole bird by estimated yields and amounts to be recovered for certain by-product parts. This primarily includes leg quarters, wings, tenders and offal, which are carried in inventory at the estimated recovery amounts, with the remaining amount being reflected as our breast meat cost. Generally, the Company performs an evaluation of whether any lower of cost or market adjustments are required at the country level based on a number of factors, including: (i) pools of related inventory, (ii) product continuation or discontinuation, (iii) estimated market selling prices and

(iv) expected distribution channels. If actual market conditions or other factors are less favorable than those projected by management, additional inventory adjustments may be required.

Property, Plant and Equipment. The Company records impairment charges on long-lived assets held for use when events and circumstances indicate that the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The impairment charge is determined based upon the amount the net book value of the assets exceeds their fair market value. In making these determinations, the Company utilizes certain assumptions, including, but not limited to: (i) future cash flows estimated to be generated by these assets, which are based on additional assumptions such as asset utilization, remaining length of service and estimated salvage values; (ii) estimated fair market value of the assets; and (iii) determinations with respect to the lowest level of cash flows relevant to the respective impairment test, generally groupings of related operational facilities. Given the interdependency of the Company's individual facilities during the production process, which operate as a vertically integrated network, and the fact that the Company does not price transfers of inventory between its vertically integrated facilities at market prices, it evaluates impairment of assets held for use at the country level (i.e., the US and Mexico) within each segment. Management believes this is the lowest level of identifiable cash flows for its assets that are held for use in production activities. At the present time, the Company's forecasts indicate that it can recover the carrying value of its assets held for use based on the projected undiscounted cash flows of the operations. A key assumption in management's forecast is that the Company's sales volumes will return to historical margins as supply and demand between commodities and chicken and other animal-based proteins become more balanced. However, the exact timing of the return to historical margins is not certain and if the return to historical margins is delayed, impairment charges could become necessary in the future. The Company recognized impairment charges related to assets held for sale of $22.9 million and $26.5 million during 2011 and 2010 respectively.

The Company records impairment charges on long-lived assets held for sale when the carrying amount of those assets exceeds their fair value less appropriate selling costs. Fair value is based on amounts documented in sales contracts or letters of intent accepted by the Company, amounts included in counteroffers initiated by the Company, or, in the absence of current contract negotiations, amounts determined using a sales comparison approach for real property and amounts determined using a cost approach for personal property. Under the sales comparison approach, sales and asking prices of reasonably comparable properties are considered to develop a range of unit prices within which the current real estate market is operating. Under the cost approach, a current cost to replace the asset new is calculated and then the estimated replacement cost is reduced to reflect the applicable decline in value resulting from physical deterioration, functional obsolescence and economic obsolescence. Appropriate selling costs includes reasonable broker's commissions, costs to produce title documents, filing fees, legal expenses and the like. We estimate appropriate closing costs as 6% of asset fair value. This rate is considered reasonable for our assets held for sale based on historical experience.

Litigation and Contingent Liabilities. The Company is subject to lawsuits, investigations and other claims related to employment, environmental, product, and other matters. The Company is required to assess the likelihood of any adverse judgments or outcomes, as well as potential ranges of probable losses, to these matters. The Company estimates the amount of reserves required for these contingencies when losses are determined to be probable and after considerable analysis of each individual issue. With respect to our environmental remediation obligations, the accrual for environmental remediation liabilities is measured on an undiscounted basis. These reserves may change in the future due to changes in the Company's assumptions, the effectiveness of strategies, or other factors beyond the Company's control.

Accrued Self Insurance. Insurance expense for casualty claims and employee-related health care benefits are estimated using historical and current experience and actuarial estimates. Stop-loss coverage is maintained with third-party insurers to limit the Company's total exposure. Certain categories of claim liabilities are actuarially determined. The assumption used to arrive at periodic expenses is reviewed regularly by management. However, actual expenses could differ from these estimates and could result in adjustments to be recognized.

Income Taxes. The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred income taxes reflect the net tax effect of temporary differences between the book and tax bases of recorded assets and liabilities, net operating losses and tax credit carry forwards. The amount of deferred tax on these temporary differences is determined using the tax rates expected to apply to the period when the asset is realized or the liability is settled, as applicable, based on the tax rates and laws in the respective tax jurisdiction enacted as of the balance sheet date. The Company recognizes potential interest and penalties related to income tax positions as a part of the income tax provision.

Realizability of Deferred Tax Assets. The Company reviews its deferred tax assets for recoverability and establishes a valuation allowance based on historical taxable income, potential for carry back of tax losses, projected future taxable income, applicable tax strategies, and the expected timing of the reversals of existing temporary differences. A valuation allowance is provided when it is more likely than not that some or all of the deferred tax assets will not be realized. Valuation allowances have been established primarily for net operating loss carry forwards. See "Note 13. Income Taxes" to the Consolidated Financial Statements.

Indefinite Reinvestment in Foreign Subsidiaries. The Company deems its earnings from Mexico to be permanently reinvested. As such, US deferred income taxes have not been provided on these earnings. If such earnings were not considered indefinitely reinvested, certain deferred foreign and US income taxes would be provided. For activity after 2008, the Company did not permanently reinvest its earnings in Puerto Rico. Therefore, net earnings generated in Puerto Rico have US taxes provided as if the earnings were distributed.

Accounting for Uncertainty in Income Taxes. The Company follows the provisions under ASC 740-10-25 that provides a recognition threshold and measurement criteria for the financial statement recognition of a tax benefit taken or expected to be taken in a tax return. Tax benefits are recognized only when it is more likely than not, based on the technical merits, that the benefits will be sustained on examination. Tax benefits that meet the more-likely-than-not recognition threshold are measured using a probability weighting of the largest amount of tax benefit that has greater than 50% likelihood of being realized upon settlement. Whether the more-likely-than-not recognition threshold is met for a particular tax benefit is a matter of judgment based on the individual facts and circumstances evaluated in light of all available evidence as of the balance sheet date. See "Note 13. Income Taxes" to the Consolidated Financial Statements.

Pension and Other Postretirement Benefits. The Company's pension and other postretirement benefit costs and obligations are dependent on the various actuarial assumptions used in calculating such amounts. These assumptions relate to discount rates, salary growth, long-term return on plan assets, health care cost trend rates and other factors. The Company bases the discount rate assumptions on current investment yields on high-quality corporate long-term bonds. The salary growth assumptions reflect our long-term actual experience and future or near-term outlook. Long-term return on plan assets is determined based on historical portfolio results and management's expectation of the future economic environment. Our health care cost trend assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends. Actual results that differ from our assumptions are accumulated and, if in excess of the lesser of 10% of the project benefit obligation or the fair market value of plan assets, amortized over the estimated future working life of the plan participants.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market Risk-Sensitive Instruments and Positions

The risk inherent in our market risk-sensitive instruments and positions is primarily the potential loss arising from adverse changes in the price of feed ingredients, foreign currency exchange rates, interest rates and the credit quality of available-for-sale securities as discussed below. The sensitivity analyses presented do not consider the effects that such adverse changes may have on overall economic activity, nor do they consider additional actions our management may take to mitigate our exposure to such changes. Actual results may differ.

Feed Ingredients. We purchase certain commodities, primarily corn and soybean meal, for use as ingredients in the feed we either sell commercially or consume in our live operations. As a result, our earnings are affected by changes in the price and availability of such feed ingredients. In the past, we have from time to time attempted to minimize our exposure to the changing price and availability of such feed ingredients using various techniques, including, but not limited to, (i) executing purchase agreements with suppliers for future physical delivery of feed ingredients at established prices and (ii) purchasing or selling derivative financial instruments such as futures and options.

Market risk is estimated as a hypothetical 10% increase in the weighted-average cost of our primary feed ingredients as of December 25, 2011. Based on our feed consumption during 2011, such an increase would have resulted in an increase to cost of sales of approximately $301.8 million, excluding the impact of any feed ingredients derivative financial instruments in that period. A 10% change in ending feed ingredients inventories at December 25, 2011 would be $10.2 million, excluding any potential impact on the production costs of our chicken inventories. A 10% change in corn and soybean meal prices on December 25, 2011 would have resulted in a $0.3 million change in the fair value of our net commodity derivative asset position as of that date.

Foreign Currency. Our earnings are affected by foreign exchange rate fluctuations related to the Mexican peso net monetary position of our Mexican subsidiaries. We manage this exposure primarily by attempting to minimize our Mexican peso net monetary position. We are also exposed to the effect of potential exchange rate fluctuations to the extent that amounts are repatriated from Mexico to the US. However, we currently anticipate that the future cash flows of our Mexican subsidiaries will be reinvested in our Mexican operations. In addition, the Mexican peso exchange rate can directly and indirectly impact our financial condition and results of operations in several ways, including potential economic recession in Mexico because of devaluation of their currency. The impact on our financial position and results of operations resulting from a hypothetical change in the exchange rate between the US dollar and the Mexican peso cannot be reasonably estimated. Foreign currency exchange gains and losses, representing the change in the US dollar value of the net monetary assets of our Mexican subsidiaries denominated in Mexican pesos, was a loss of $12.6 million in 2011, a gain of $0.1 million in 2010, a loss of $0.6 million in the Transition Period and a loss of $0.1 million in 2009. The average exchange rates for 2011, 2010, the Transition Period and 2009 were 12.39 Mexican pesos to 1 US dollar, 12.65 Mexican pesos to 1 US dollar, 13.11 Mexican pesos to 1 US dollar and 13.49 Mexican pesos to 1 US dollar, respectively. No assurance can be given as to how future movements in the Mexican peso could affect our future financial condition or results of operations.

Interest Rates. Our earnings are also affected by changes in interest rates due to the impact those changes have on our variable-rate debt instruments. We had variable-rate debt instruments representing approximately 42.3% of our total debt at December 25, 2011. Holding other variables constant, including levels of indebtedness, an increase in interest rates of 25 basis points would have increased our interest expense by $0.4 million for 2011. These amounts are determined by considering the impact of the hypothetical interest rates on our variable-rate debt at December 25, 2011.

Market risk for fixed-rate debt is estimated as the potential increase in fair value resulting from a hypothetical decrease in interest rates of 10%. Using a discounted cash flow analysis, a hypothetical 10% decrease in interest rates would have increased the fair value of our fixed rate debt by approximately $9.7 million as of December 25, 2011.

Available-for-Sale Securities. The Company and certain retirement plans that it sponsors invest in a variety of financial instruments. In response to the continued turbulence in global financial markets, we have analyzed our portfolios of investments and, to the best of our knowledge, none of our investments, including money market funds units, commercial paper and municipal securities, have been downgraded because of this turbulence, and neither we nor any fund in which we participate hold significant amounts of structured investment vehicles, mortgage backed securities, collateralized debt obligations, auction-rate securities, credit derivatives, hedge funds investments, fund of funds investments or perpetual preferred securities. At December 25, 2011, the fair value of the Company's available-for-sale portfolio was $0.7 million. Management does not believe a hypothetical change in interest rates of 25 basis points or a 10% decrease in equity prices would be material to the Company.

Impact of Inflation. Due to low to moderate inflation in the US and Mexico and our rapid inventory turnover rate, the results of operations have not been significantly affected by inflation during the past three-year period.

Item 8. Financial Statements and Supplementary Data

The consolidated financial statements together with the report of our independent registered public accounting firm and financial statement schedule are included on pages 69 through 136 of this annual report. Financial statement schedules other than those included herein have been omitted because the required information is contained in the consolidated financial statements or related notes, or such information is not applicable.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

As of December 25, 2011, an evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Principal Financial Officer, of the effectiveness of the design and operation of the Company's "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")). Based on that evaluation, the Company's management, including the Chief Executive Officer and Principal Financial Officer, concluded the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that information we are required to disclose in our reports filed with the Securities and Exchange Commission is accumulated and communicated to our management, including our Chief Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

In connection with the evaluation described above, the Company's management, including the Chief Executive Officer and Principal Financial Officer, identified no changes in the Company's internal control over financial reporting that occurred during the Company's quarter ended December 25, 2011, and that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Pilgrim's Pride Corporation's ("PPC") management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). PPC's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.

Under the supervision and with the participation of management, including its principal executive officer and principal financial officer, PPC's management assessed the design and operating effectiveness of internal control over financial reporting as of December 25, 2011 based on the framework set forth in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that PPC's internal control over financial reporting was effective as of December 25, 2011. Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 25, 2011. That report is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders
Pilgrim's Pride Corporation

We have audited Pilgrim's Pride Corporation's internal control over financial reporting as of December 25, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Pilgrim's Pride Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Pilgrim's Pride Corporation maintained, in all material respects, effective internal control over financial reporting as of December 25, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pilgrim's Pride Corporation as of December 25, 2011 and December 26, 2010, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for the years ended December 25, 2011 and December 26, 2010, the three months ended December 27, 2009, and the year ended September 26, 2009 of Pilgrim's Pride Corporation and our report dated February 17, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Denver, Colorado
February 17, 2012

Item 9B. Other Information

As previously announced, the Company filed voluntary Chapter 11 petitions on December 1, 2008 and emerged from bankruptcy on December 28, 2009. The Chapter 11 cases were being jointly administered under case number 08-45664. The Company has and intends to continue to post important information about the restructuring, including quarterly operating reports and other financial information required by the Bankruptcy Court, on the Company's website www.pilgrims.com under the "Investors-Reorganization" caption. The quarterly operating reports are required to be filed with the Bankruptcy Court no later than the 20th day of the next calendar month immediately following the end of the fiscal quarter and will be posted on the Company's website concurrently with being filed with the Bankruptcy Court. The Company intends to use its website as a means of complying with its disclosure obligations under SEC Regulation FD. Information is also available via the Company's restructuring information line at (888) 830-4659.

The information contained on or accessible through the Company's website shall not be deemed to be part of this annual report.

PART III

Item 10. Directors and Executive Officers and Corporate Governance

Certain information regarding our executive officers has been presented under "Executive Officers" included in "Item 1. Business," above.

Reference is made to the sections entitled "Election of JBS Directors" and "Election of Equity Directors and the Founder Director" of the Company's Proxy Statement for its 2012 Annual Meeting of Stockholders, which section is incorporated herein by reference.

Reference is made to the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" of the Company's Proxy Statement for its 2012 Annual Meeting of Stockholders, which section is incorporated herein by reference.

We have adopted a Code of Business Conduct and Ethics, which applies to all employees, including our Chief Executive Officer and our Chief Financial Officer and Principal Accounting Officer. The full text of our Code of Business Conduct and Ethics is published on our website, at www.pilgrims.com, under the "Investors-Corporate Governance" caption. We intend to disclose future amendments to, or waivers from, certain provisions of this Code on our website within four business days following the date of such amendment or waiver.

See "Item 13. Certain Relationships and Related Transactions, and Director Independence."

Item 11. Executive Compensation

See "Item 13. Certain Relationships and Related Transactions, and Director Independence."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

See "Item 13. Certain Relationships and Related Transactions, and Director Independence."

Item 13. Certain Relationships and Related Transactions, and Director Independence

Additional information responsive to Items 10, 11, 12 and 13 is incorporated by reference from the sections entitled "Security Ownership," "Board of Directors Independence," "Committees of the Board of Directors," "Election of JBS Directors," "Election of Equity Directors and the Founder Director," "Report of the Compensation Committee," "Compensation Discussion and Analysis," "Executive Compensation," "Compensation Committee Interlocks and Insider Participation" and "Certain Transactions" of the Company's Proxy Statement for its 2012 Annual Meeting of Stockholders.

Item 14. Principal Accounting Fees and Services

The information required by this item is incorporated herein by reference from the section entitled "Independent Registered Public Accounting Firm Fee Information" of the Company's Proxy Statement for its 2012 Annual Meeting of Stockholders.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Financial Statements

(1) The financial statements and schedules listed in the index to financial statements and schedules on page 1 of this annual report are filed as part of this annual report.

(2) All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are not applicable and therefore have been omitted.

(3) The financial statements schedule entitled "Valuation and Qualifying Accounts and Reserves" is filed as part of this annual report on page 136.

(b) Exhibits

Exhibit Number

2.1 Agreement and Plan of Reorganization dated September 15, 1986, by and among Pilgrim's Pride Corporation, a Texas corporation; Pilgrim's Pride Corporation, a Delaware corporation; and Doris Pilgrim Julian, Aubrey Hal Pilgrim, Paulette Pilgrim Rolston, Evanne Pilgrim, Lonnie "Bo" Pilgrim, Lonnie Ken Pilgrim, Greta Pilgrim Owens and Patrick Wayne Pilgrim (incorporated by reference from Exhibit 2.1 to the Company's Registration Statement on Form S-1 (No. 33-8805) effective November 14, 1986).

2.2 Agreement and Plan of Merger dated September 27, 2000 (incorporated by reference from Exhibit 2 of WLR Foods, Inc.'s Current Report on Form 8-K (No. 000-17060) dated September 28, 2000).

2.3 Agreement and Plan of Merger dated as of December 3, 2006, by and among the Company, Protein Acquisition Corporation, a wholly owned subsidiary of the Company, and Gold Kist Inc. (incorporated by reference from Exhibit 99.(D)(1) to Amendment No. 11 to the Company's Tender Offer Statement on Schedule TO filed on December 5, 2006).

2.4 Stock Purchase Agreement by and between the Company and JBS USA Holdings, Inc., dated September 16, 2009 (incorporated by reference from Exhibit 2.1 of the Company's Current Report on Form 8-K filed September 18, 2009).

2.5 Amendment No.1 to the Stock Purchase Agreement by and between the Company and JBS USA Holdings, Inc., dated December 28, 2009 (incorporated by reference from Exhibit 2.5 of the Company's Annual Report on Form 10-K/A filed January 22, 2010).

3.1 Amended and Restated Certificate of Incorporation of the Company (incorporated by reference from Exhibit 3.1 of the Company's Form 8-A filed on December 28, 2009).

3.2 Amended and Restated Corporate Bylaws of the Company (incorporated by reference from Exhibit 3.2 of the Company's Form 8-A filed on December 28, 2009).

4.1 Amended and Restated Certificate of Incorporation of the Company (included as Exhibit 3.1).

4.2 Amended and Restated Corporate Bylaws of the Company (included as Exhibit 3.2).

4.3 Stockholders Agreement dated December 28, 2009 between the Company and JBS USA Holdings, Inc. (incorporated by reference from Exhibit 4.1 to the Company's Form 8-A filed on December 28, 2009).

4.4 Form of Common Stock Certificate (incorporated by reference from Exhibit 4.1 to the Company's Current Report on Form 8-K filed on December 29, 2009).

4.5 Waiver to the Stockholders Agreement dated November 4, 2010 between JBS USA Holdings, Inc. and Pilgrim's Pride Corporation (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed November 8, 2010).

4.6 Indenture dated as of December 14, 2010 among the Company, Pilgrim's Pride Corporation of West Virginia, Inc. and The Bank of New York Mellon, as Trustee (incorporated by reference from Exhibit 4.1 of the Company's Form 8-K filed on December 15, 2010).

4.7 Registration Rights Agreement dated December 14, 2010 among the Company and the representatives of the initial purchasers of the Senior 7.875% Note due 2018 (incorporated by reference from Exhibit 4.2 of the Company's Form 8-K filed on December 15, 2010).

4.8 Form of Senior 7.875% Note due 2018 (incorporated by reference from Exhibit 4.3 of the Company's Form 8-K filed on December 15, 2010).

4.9 Form of Guarantee (incorporated by reference from Exhibit 4.4 of the Company's Form 8-K filed on December 15, 2010).

4.10 Waiver to the Stockholders Agreement dated December 8, 2011 between JBS USA Holdings, Inc. and Pilgrim's Pride Corporation.*

4.11 Form of Subscription Rights Certificate (incorporated by reference from Exhibit 4.10 to Amendment No. 1 to the Company's Registration Statement on Form S-3 (No. 333-178614) effective December 30, 2011).

4.12 Form of Subscription Agent Agreement (incorporated by reference from Exhibit 4.11 to Amendment No. 1 to the Company's Registration Statement on Form S-3 (No. 333-178614) effective December 30, 2011).

Additional long-term debt instruments are not filed since the total amount of those securities authorized under any such instrument does not exceed 10 percent of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish a copy of such instruments to the SEC upon request.

10.1 Broiler Grower Contract dated May 6, 1997 between Pilgrim's Pride Corporation and Lonnie "Bo" Pilgrim (Farm 30) (incorporated by reference from Exhibit 10.49 of the Company's Quarterly Report on Form 10-Q for the three months ended March 29, 1997).

10.2 Commercial Egg Grower Contract dated May 7, 1997 between Pilgrim's Pride Corporation and Pilgrim Poultry G.P. (incorporated by reference from Exhibit 10.50 of the Company's Quarterly Report on Form 10-Q for the three months ended March 29, 1997).

10.3 Agreement dated October 15, 1996 between Pilgrim's Pride Corporation and Pilgrim Poultry G.P. (incorporated by reference from Exhibit 10.23 of the Company's Quarterly Report on Form 10-Q for the three months ended January 2, 1999).

10.4 Heavy Breeder Contract dated May 7, 1997 between Pilgrim's Pride Corporation and Lonnie "Bo" Pilgrim (Farms 44, 45 & 46) (incorporated by reference from Exhibit 10.51 of the Company's Quarterly Report on Form 10-Q for the three months ended March 29, 1997).

10.5 Broiler Grower Contract dated January 15, 1997 by and between Pilgrim's Pride Corporation and B.J.M. Farms (incorporated by reference from Exhibit 10.26 of the Company's Registration Statement on Form S-1 (No. 333-29163) effective June 27, 1997).

10.6 Commercial Property Lease dated December 29, 2000 between Pilgrim's Pride Corporation and Pilgrim Poultry G.P. (incorporated by reference from Exhibit 10.30 of the Company's Quarterly Report on Form 10-Q for the three months ended December 30, 2000).

10.7 2005 Deferred Compensation Plan of the Company (incorporated by reference from Exhibit 10.1 of the Company's Current Report on Form 8-K dated December 27, 2004). †

10.8 Ground Lease Agreement effective February 1, 2008 between Pilgrim's Pride Corporation and Pat Pilgrim (incorporated by reference from Exhibit 10.1 of the Company's Current Report on Form 8-K dated February 1, 2008).

10.9 Change to Company Contribution Amount Under the Amended and Restated 2005 Deferred Compensation Plan of the Company (incorporated by reference from Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed July 30, 2008). †

10.10 Form of Change in Control Agreement dated as of October 21, 2008 between the Company and certain of its executive officers (incorporated by reference from Exhibit 10.4 to the Company's Current Report on Form 8-K filed on October 27, 2008). †

10.11 Consulting Agreement by and between the Company and Lonnie "Bo" Pilgrim dated September 16, 2009 (incorporated by reference from Exhibit 10.57 of the Company's Annual Report on Form 10-K filed November 23, 2009). †

10.12 Amended and Restated Employment Agreement dated January 27, 2009, between the Company and Don Jackson (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 30, 2009). †

10.13 Change in Control Agreement by and between the Company and Donald Jackson dated September 15, 2009 (incorporated by reference from Exhibit 10.1 of the Company's Current Report filed on September 18, 2009). †

10.14 Pilgrim's Pride Corporation FY2009 Performance Bonus Plan (incorporated by reference from Exhibit 10.1 of the Company's Current Report filed on October 13, 2009). †

10.15 Credit Agreement dated December 28, 2009 among the Company, To-Ricos, Ltd., To-Ricos Distribution, Ltd., the various subsidiaries of the Company party thereto, CoBank, ACB, as administrative agent, and the lenders party thereto (incorporated by reference from Exhibit 10.1 of the Company's Current Report on Form 8-K filed on December 29, 2009).

10.16 Pilgrim's Pride Corporation Short-Term Management Incentive Plan (incorporated by reference from Exhibit 10.1 of the Company's Current Report on Form 8-K filed on December 30, 2009). †

10.17 Pilgrim's Pride Corporation Long Term Incentive Plan (incorporated by reference from Exhibit 10.2 of the Company's Current Report on Form 8-K filed on December 30, 2009). †

10.18 Letter Agreement dated June 1, 2010 between Gary D. Tucker and the Company (incorporated by reference from Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on July 30, 2010). †

10.19 Amendment No. 1 to the Credit Agreement dated as of December 28, 2009, by and among the Company, To-Ricos, Ltd., To-Ricos Distribution, Ltd., the various subsidiaries of the Company party thereto, CoBank, ACB, as administrative agent, and the lenders party thereto (incorporated by reference from Exhibit 10.19 of the Company's Annual Report on Form 10K filed on February 17, 2011).

10.20 Employment Agreement dated January 14, 2011 between the Company and William Lovette (incorporated by reference from Exhibit 10.1 of the Company's Current Report on Form 8-K filed on January 18, 2011). †

10.21 Restricted Share Agreement dated January 14, 2011 between the Company and William Lovette (incorporated by reference from Exhibit 10.2 of the Company's Current Report on Form 8-K filed on January 18, 2011). †

10.22 Amendment No. 2 to the Credit Agreement dated as of December 28, 2009, by and among the Company, To-Ricos, Ltd., To-Ricos Distribution, Ltd., the various subsidiaries of the Company party thereto, CoBank, ACB, as administrative agent, and the lenders party thereto (incorporated by reference from Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed on April 29, 2011).

10.23 Amendment No. 3 to the Credit Agreement dated as of December 28, 2009, by and among the Company, To-Ricos, Ltd., To-Ricos Distribution, Ltd., the various subsidiaries of the Company party thereto, CoBank, ACB, as administrative agent, and the lenders party thereto (incorporated by reference from Exhibit 10.1 of the Company's Current Report on Form 8-K filed on June 24, 2011).

10.24 Subordinated Loan Agreement dated as of June 23, 2011, between the Company and JBS USA Holdings, Inc. (incorporated by reference from Exhibit 10.2 of the Company's Current Report on Form 8-K filed on June 24, 2011).

10.25 Amended and Restated MXN$557,415,000 Credit Agreement dated as of October 19, 2011, by and among Avícola Pilgrim's Pride de México, S.A. de C.V. ("Avicola"), Pilgrim's Pride, S. de R.L. de C.V. ("PPS", together with Avicola, the "Borrowers"), certain subsidiaries of the Borrowers (the "Subsidiary Guarantors"), ING Bank (México), S.A. Institución de Banca Múltiple, ING Grupo Financiero, as lender and ING Capital LLC, as administrative agent and lead arranger (incorporated by reference from Exhibit 10.1 of the Company's Current Report on Form 8-K filed on October 25, 2011).

10.26 Amendment No. 1 to the Subordinated Loan Agreement dated as of June 23, 2011, between the Company and JBS USA Holdings, Inc.*

10.27 Commitment Agreement dated as of December 19, 2011, between the Company and JBS USA Holdings, Inc. (incorporated by reference from Exhibit 10.1 to the Company's Registration Statement on Form S-3 (No. 333-178614) effective December 30, 2011).

10.28 Amendment No. 4 to the Credit Agreement dated as of December 28, 2009, by and among the Company, To-Ricos, Ltd., To-Ricos Distribution, Ltd., the various subsidiaries of the Company party thereto, CoBank, ACB, as administrative agent, and the lenders party thereto (incorporated by reference from Exhibit 10.1 of the Company's Current Report on Form 8-K/A filed on December 20, 2011).

10.29 Amendment No. 2 to the Subordinated Loan Agreement dated as of June 23, 2011, between the Company and JBS USA Holdings, Inc. (incorporated by reference from Exhibit 10.2 of the Company's Current Report on Form 8-K/A filed on December 20, 2011).

10.30 First Amendment to Amended and Restated MXN$557,415,000 Credit Agreement dated as of October 19, 2011, by and among the Borrowers, the Subsidiary Guarantors, the several banks and other financial institutions party thereto and ING Capital LLC, as administrative agent and lead arranger (incorporated by reference from Exhibit 10.3 of the Company's Current Report on Form 8-K/A filed on December 20, 2011).

12 Ratio of Earnings to Fixed Charges for the years ended December 25,2011, December 26, 2010, September 26, 2009, September 27, 2008, September 29, 2007, and the transition period from September 27, 2009 to December 27, 2009.*

21 Subsidiaries of Registrant.*

23	Consent of Ernst & Young LLP.*
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
32.1	Certification of Principal Executive Officer of Pilgrim's Pride Corporation pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
32.2	Certification of Principal Financial Officer of Pilgrim's Pride Corporation pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
101.INS	XBRL Instance Document**
101.SCH	XBRL Taxonomy Extension Schema**
101.CAL	XBRL Taxonomy Extension Calculation**
101.DEF	XBRL Taxonomy Extension Definition**
101.LAB	XBRL Taxonomy Extension Label**
101.PRE	XBRL Taxonomy Extension Presentation**

* **Filed herewith**

** **Furnished herewith**

† **Represents a management contract or compensation plan arrangement**

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 17, 2012.

PILGRIM'S PRIDE CORPORATION

By: /s/ Fabio Sandri
Fabio Sandri
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ Wesley Mendonça Batista Wesley Mendonça Batista	Chairman of the Board	February 17, 2012
/s/ William W. Lovette William W. Lovette	President and Chief Executive Officer	February 17, 2012
/s/ Fabio Sandri Fabio Sanri	Chief Financial Officer	February 17, 2012
/s/ Charles Macaluso Charles Macaluso	Director	February 17, 2012
/s/ Don Jackson Don Jackson	Director	February 17, 2012
/s/ Joesley Mendonça Batista Joesley Mendonça Batista	Director	February 17, 2012
/s/ Lonnie "Bo" Pilgrim Lonnie "Bo" Pilgrim	Director	February 17, 2012
/s/ Marcus Vinicius Pratini de Moraes Marcus Vinicius Pratini de Moraes	Director	February 17, 2012
/s/ Michael L. Cooper Michael L. Cooper	Director	February 17, 2012
/s/ Wallim Cruz de Vasconellos Junior Wallim Cruz de Vasconellos Junior	Director	February 17, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Pilgrim's Pride Corporation

We have audited the accompanying consolidated balance sheets of Pilgrim's Pride Corporation (the "Company") as of December 25, 2011 and December 26, 2010, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for the years ended December 25, 2011 and December 26, 2010, the three months ended December 27, 2009, and the year ended September 26, 2009. Our audits also include the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pilgrim's Pride Corporation at December 25, 2011 and December 26, 2010, and the consolidated results of its operations and its cash flows for the years ended December 25, 2011 and December 26, 2010, the three months ended December 27, 2009 and the year ended September 26, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Pilgrim's Pride Corporation's internal control over financial reporting as of December 25, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 17, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Denver, Colorado
February 17, 2012

PILGRIM'S PRIDE CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 25, 2011	December 26, 2010
	(In thousands, except shares and per share data)	
Assets:		
Cash and cash equivalents	$ 41,609	$ 106,077
Restricted cash and cash equivalents	7,680	60,953
Investment in available-for-sale securities	157	1,554
Trade accounts and other receivables, less allowance for doubtful accounts	349,222	321,300
Accounts receivable from JBS USA, LLC	21,198	465
Inventories	879,094	1,029,254
Income taxes receivable	59,067	58,465
Current deferred tax assets	—	3,476
Prepaid expenses and other current assets	52,350	81,250
Assets held for sale	53,816	47,671
Total current assets	1,464,193	1,710,465
Investment in available-for-sale securities	497	11,595
Deferred tax assets	71,099	22,609
Other long-lived assets	57,921	67,143
Identified intangible assets, net	44,083	48,950
Property, plant and equipment, net	1,241,752	1,358,136
Total assets	$ 2,879,545	$ 3,218,898
Liabilities and stockholders' equity:		
Accounts payable	$ 328,864	$ 329,780
Accounts payable to JBS USA, LLC	11,653	7,212
Accrued expenses and other current liabilities	281,797	297,940
Income taxes payable	—	6,814
Current deferred tax liabilities	79,248	38,745
Current maturities of long-term debt	15,611	58,144
Total current liabilities	717,173	738,635
Long-term debt, less current maturities	1,408,001	1,281,160
Note payable to JBS USA Holdings, Inc.	50,000	—
Deferred tax liabilities	—	3,476
Other long-term liabilities	145,941	117,031
Total liabilities	2,321,115	2,140,302
Commitments and contingencies	—	—
Stockholders' equity:		
Preferred stock, $.01 par value, 50,000,000 shares authorized; no shares issued	—	—
Common stock, $.01 par value, 800,000,000 shares authorized; 214,281,914 shares issued and outstanding at years-end 2011 and 2010	2,143	2,143
Additional paid-in capital	1,443,484	1,442,810
Accumulated deficit	(843,945)	(348,653)
Accumulated other comprehensive loss	(46,070)	(23,637)
Total Pilgrim's Pride Corporation stockholders' equity	555,612	1,072,663
Noncontrolling interest	2,818	5,933
Total stockholders' equity	558,430	1,078,596
Total liabilities and stockholders' equity	$ 2,879,545	$ 3,218,898

The accompanying notes are an integral part of these Consolidated Financial Statements.

PILGRIM'S PRIDE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

	Twelve Months Ended December 25, 2011	Twelve Months Ended December 26, 2010	Three Months Ended December 27, 2009	Twelve Months Ended September 26, 2009
	(In thousands, except per share data)			
Net sales	$ 7,535,698	$ 6,881,629	$ 1,602,734	$ 7,088,055
Costs and expenses:				
Cost of sales	7,677,235	6,416,318	1,531,104	6,764,788
Operational restructuring charges, net	—	4,318	2,877	12,464
Gross profit (loss)	(141,537)	460,993	68,753	310,803
Selling, general and administrative expense	205,993	209,544	62,523	241,489
Administrative restructuring charges, net	26,061	66,022	(1,359)	1,987
Total costs and expenses	7,909,289	6,696,202	1,595,145	7,020,728
Operating income (loss)	(373,591)	185,427	7,589	67,327
Other expenses (income):				
Interest expense	111,532	105,553	44,673	161,929
Interest income	(1,465)	(3,805)	(480)	(4,386)
Foreign currency transaction losses	12,601	212	622	113
Loss on early extinguishment of debt	—	11,726	—	—
Miscellaneous, net	(9,133)	(13,288)	(1,506)	(3,755)
Total other expenses	113,535	100,398	43,309	153,901
Income (loss) from continuing operations before reorganization	(487,126)	85,029	(35,720)	(86,574)
Reorganization items, net	—	18,541	32,726	87,275
Income (loss) from continuing operations before income taxes	(487,126)	66,488	(68,446)	(173,849)
Income tax expense (benefit)	8,564	(23,838)	(102,371)	(21,586)
Income (loss) from continuing operations	(495,690)	90,326	33,925	(152,263)
Income from discontinued business, net of tax	—	—	—	599
Net income (loss)	(495,690)	90,326	33,925	(151,664)
Less: Net income (loss) attributable to noncontrolling interest	1,082	3,185	312	(82)
Net income (loss) attributable to Pilgrim's Pride Corporation	$ (496,772)	$ 87,141	$ 33,613	$ (151,582)
Net income (loss) per common share—basic:				
Income (loss) from continuing operations attributable to Pilgrim's Pride Corporation common stockholders	$ (2.32)	$ 0.41	$ 0.45	$ (2.06)
Income from discontinued business attributable to Pilgrim's Pride Corporation common stockholders	—	—	—	0.01
Net income (loss) attributable to Pilgrim's Pride Corporation common stockholders	(2.32)	$ 0.41	$ 0.45	$ (2.05)
Net income (loss) per common share—diluted:				
Income (loss) from continuing operations attributable to Pilgrim's Pride Corporation common stockholders	(2.32)	$ 0.41	$ 0.44	$ (2.06)
Income from discontinued business attributable to Pilgrim's Pride Corporation common stockholders	—	—	—	0.01
Net income (loss) attributable to Pilgrim's Pride Corporation common stockholders	(2.32)	$ 0.41	$ 0.44	$ (2.05)

The accompanying notes are an integral part of these Consolidated Financial Statements.

PILGRIM'S PRIDE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

	Twelve Months Ended December 25, 2011	Twelve Months Ended December 26, 2010	Three Months Ended December 27, 2009	Twelve Months Ended September 26, 2009
	(In thousands, except per share data)			
Weighted average shares outstanding:				
Basic	214,282	214,282	74,374	74,056
Effect of dilutive common stock equivalents	—	—	2,767	2,060
Diluted	214,282	214,282	77,141	76,116
Amounts attributable to Pilgrim's Pride Corporation common stockholders:				
Income (loss) from continuing operations, net of tax	$ (496,772)	$ 87,141	$ 33,613	$ (152,181)
Income from discontinued business, net of tax	—	—	—	599
Net income (loss)	$ (496,772)	$ 87,141	$ 33,613	$ (151,582)

The accompanying notes are an integral part of these Consolidated Financial Statements.

PILGRIM'S PRIDE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Twelve Months Ended December 25, 2011	Twelve Months Ended December 26, 2010	Three Months Ended December 27, 2009	Twelve Months Ended September 26, 2009
		(In thousands)		
Net income (loss)	$ (495,690)	$ 90,326	$ 33,925	$ (151,664)
Other comprehensive income:				
Unrealized holding gains (losses) on available-for-sale securities, net of tax	(1,160)	(226)	41	2,695
Recognition in earnings of a previously unrecognized gain on a derivative instrument designated as a cash flow hedge, net of tax	—	(2,565)	(139)	(357)
Gains (losses) associated with pension and other postretirement benefits, net of tax [(a)]	(21,273)	6,420	69	(50,736)
Total other comprehensive income (loss), net of tax	(22,433)	3,629	(29)	(48,398)
Comprehensive income (loss)	(518,123)	93,955	33,896	(200,062)
Less: Comprehensive income (loss) attributable to noncontrolling interests	1,082	3,185	312	(82)
Comprehensive income (loss) attributable to Pilgrim's Pride Corporation	$ (519,205)	$ 90,770	$ 33,584	$ (199,980)

(a) For the twelve months ended December 25, 2011, no tax effect is reflected because the Company has recorded a valuation allowance.

The accompanying notes are an integral part of these Consolidated Financial Statements.

PILGRIM'S PRIDE CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Total	Pilgrim's Pride Corporation Stockholders						Non-controlling Interests in Consolidated Subsidiaries
		Comprehensive Income	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Shares	Common Stock	Additional Paid-in Capital	
	(In thousands)							
Balance at September 27, 2008	$ 358,055		$ (317,082)	$ 21,161	74,056	$ 740	$ 646,922	$ 6,314
Comprehensive income (loss):								
Net income (loss)	(151,664)	(151,582)	(151,582)					(82)
Other comprehensive income (loss), net of tax:								
Net unrealized holding gain on available-for- sale securities, net of tax	2,695	2,695		2,695				
Recognition in earnings of previously unrealized gains on a derivative instrument designated as a cash flow hedge, net of tax	(357)	(357)		(357)				
Losses associated with pension and other postretirement benefits, net of tax	(50,736)	(50,736)		(50,736)				
Total other comprehensive loss	(48,398)	(48,398)						
Total comprehensive loss	(200,062)	(199,980)						
Issuance of restricted common stock					3,085	31	(31)	
Other activity	(872)		(743)				(98)	(31)
Balance at September 26, 2009	$ 157,121		$ (469,407)	$ (27,237)	77,141	$ 771	$ 646,793	$ 6,201
Comprehensive income (loss):								
Net income	33,925	33,613	33,613					312
Other comprehensive income (loss), net of tax:								
Net unrealized holding gains on available-for- sale securities, net of tax	41	41		41				
Recognition in earnings of previously unrealized gains on a derivative instrument designated as a cash flow hedge, net of tax	(139)	(139)		(139)				
Gains associated with pension and other postretirement benefits, net of tax	69	69		69				
Total other comprehensive loss	(29)	(29)						
Total comprehensive income	33,896	33,584						
Share-based compensation	1,790						1,790	
Other activity	1							1
Balance at December 27, 2009	$ 192,808		$ (435,794)	$ (27,266)	77,141	$ 771	$ 648,583	$ 6,514

PILGRIM'S PRIDE CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (CONTINUED)

		Pilgrim's Pride Corporation Stockholders						
	Total	Comprehensive Income	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Shares	Common Stock	Additional Paid-in Capital	Non-controlling Interests in Consolidated Subsidiaries
	(In thousands)							
Balance at December 27, 2009	$ 192,808		$ (435,794)	$ (27,266)	77,141	$ 771	$ 648,583	$ 6,514
Comprehensive income (loss):								
Net income	$ 90,326	$ 87,141	$ 87,141					$ 3,185
Other comprehensive income (loss), net of tax:								
Net unrealized holding losses on available-for- sale securities, net of tax	(226)	(226)		(226)				
Recognition in earnings of previously unrealized gains on a derivative instrument designated as a cash flow hedge, net of tax	(2,565)	(2,565)		(2,565)				
Gains associated with pension and other postretirement benefits, net of tax	6,420	6,420		6,420				
Total other comprehensive income	3,629	3,629						
Total comprehensive income	93,955	90,770						
Common stock issued	800,000				137,141	1,372	798,628	
Other activity	(8,167)						(4,401)	(3,766)
Balance at December 26, 2010	$ 1,078,596		$ (348,653)	$ (23,637)	214,282	$ 2,143	$ 1,442,810	$ 5,933
Comprehensive loss:								
Net loss	(495,690)	(496,772)	(496,772)					1,082
Other comprehensive loss, net of tax:								
Net unrealized holding losses on available-for-sale securities, net of tax	(1,160)	(1,160)		(1,160)				
Recognition in earnings of a previously unrealized gain on a derivative instrument designated as a cash flow hedge, net of tax	—	—		—				
Losses associated with pension and other postretirement benefits, net of tax	(21,273)	(21,273)		(21,273)				
Total other comprehensive loss	(22,433)	(22,433)						
Total comprehensive loss	(518,123)	(519,205)						
Share-based compensation	567						567	
Other activities	(2,610)		1,480				107	(4,197)
Balance at December 25, 2011	$ 558,430		$ (843,945)	$ (46,070)	214,282	$ 2,143	$ 1,443,484	$ 2,818

PILGRIM'S PRIDE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Twelve Months Ended December 25, 2011	Twelve Months Ended December 26, 2010	Three Months Ended December 27, 2009	Twelve Months Ended September 26, 2009
	(In thousands)			
Cash flows from operating activities:				
Net income (loss)	$ (495,690)	$ 90,326	$ 33,925	$ (151,664)
Adjustments to reconcile net income (loss) attributable to Pilgrim's Pride Corporation to cash provided by (used in) operating activities:				
Depreciation and amortization	209,061	231,045	56,705	236,005
Asset impairment	22,895	26,484	—	5,409
Foreign currency transaction losses (gains)	9,980	(1,111)	(754)	(5,102)
Noncash loss on early extinguishment of debt recognized as a component of other expense	—	11,726	—	—
Noncash loss on early extinguishment of debt recognized as a reorganization item	—	13,654	—	—
Accretion of bond discount	453	38	—	—
Gain on property disposals	(4,271)	(401)	(1,377)	(26,353)
Share-based compensation	567	—	1,790	—
Deferred income tax benefit	(7,097)	(69,260)	(112,392)	(21,478)
Changes in operating assets and liabilities:				
Restricted cash and cash equivalents	53,273	(55,881)	—	(10,072)
Trade accounts and other receivables	(63,987)	(9,045)	6,577	(173,915)
Inventories	122,827	(285,839)	26,006	284,678
Prepaid expenses and other current assets	27,068	(45,315)	9,897	24,036
Accounts payable and accrued expenses	(7,274)	(91,119)	16,540	(101,255)
Income taxes	4,683	145,056	10,909	(2,269)
Deposits	2,174	56,552	(49,635)	—
Other	(3,653)	(2,305)	(2,248)	6,914
Cash provided by (used in) operating activities	(128,991)	14,605	(4,057)	64,934
Cash flows from investing activities:				
Acquisitions of property, plant and equipment	(135,968)	(179,332)	(30,463)	(88,193)
Purchases of investment securities	(4,596)	(17,201)	(6,024)	(19,958)
Proceeds from sale or maturity of investment securities	15,852	68,100	4,511	18,946
Proceeds from business dispositions to Swift Pork Company, a subsidiary of JBS USA, LLC	13,000	—	—	—
Proceeds from business dispositions to JBS Trading International, Inc., a subsidiary of JBS USA, LLC	24,479	—	—	—
Proceeds from property sales and disposals	29,044	14,698	3,522	85,736
Cash used in investing activities	(58,189)	(113,735)	(28,454)	(3,469)
Cash flows from financing activities:				
Proceeds from short-term notes payable	—	—	—	430,817
Payments on short-term notes payable	—	—	—	(430,817)
Proceeds from notes payable to JBS USA	50,000	—	—	—
Proceeds from revolving line of credit and long-term borrowings	965,689	2,438,855	60,370	833,424
Payments on revolving line of credit, long-term borrowings and capital lease obligations	(881,833)	(3,197,399)	(10,144)	(719,762)
Proceeds from sale of common stock	—	800,000	—	—

PILGRIM'S PRIDE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Change in outstanding cash management obligations	—	—	—	(11,172)
Purchase of remaining interest in subsidiary	(2,504)	(7,637)	—	—
Payment of capitalized loan costs	(4,395)	(62,788)	—	—
Other financing activities	(107)	(511)	(1,976)	(1,337)
Cash provided by (used in) financing activities	126,850	(29,480)	48,250	101,153
Effect of exchange rate changes on cash and cash equivalents	(4,138)	(1,613)	532	(4,142)
Increase (decrease) in cash and cash equivalents	(64,468)	(130,223)	16,271	158,476
Cash and cash equivalents, beginning of period	106,077	236,300	220,029	61,553
Cash and cash equivalents, end of period	$ 41,609	$ 106,077	$ 236,300	$ 220,029
Supplemental Disclosure Information:				
Interest paid (net of amount capitalized)	$ 104,430	$ 66,044	$ 16,298	$ 79,689
Income taxes paid (received)	$ 3,957	$ (115,974)	$ (86)	$ 11,228

The accompanying notes are an integral part of these Consolidated Financial Statements.

1. BUSINESS AND BASIS OF PRESENTATION

Business

Pilgrim's Pride Corporation (referred to herein as "Pilgrim's," "PPC," "the Company," "we," "us," "our," or similar terms) is one of the largest chicken companies in the United States ("US"), Mexico and Puerto Rico. Our fresh chicken retail line is sold in the southeastern, central, southwestern and western regions of the US, throughout Puerto Rico, and in the northern and central regions of Mexico. Our prepared-foods products meet the needs of some of the largest customers in the food service industry across the US. Additionally, the Company exports commodity chicken products to approximately 105 countries. As a vertically integrated company, we control every phase of the production of our products. We operate feed mills, hatcheries, processing plants and distribution centers in 12 US states, Puerto Rico and Mexico. Our fresh chicken products consist of refrigerated (nonfrozen) whole or cut-up chicken, either pre-marinated or non-marinated, and pre-packaged chicken in various combinations of freshly refrigerated, whole chickens and chicken parts. Our prepared chicken products include portion-controlled breast fillets, tenderloins and strips, delicatessen products, salads, formed nuggets and patties and bone-in chicken parts. These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw. In addition, these products are breaded or non-breaded and either pre-marinated or non-marinated.

Consolidated Financial Statements

On December 28, 2009, the Company adopted the Amended and Restated Corporate Bylaws (the "Restated Bylaws"), which changed the Company's fiscal year end from the Saturday nearest September 30 of each year to the last Sunday in December of each year. This change aligns the Company's reporting cycle with the fiscal calendar of JBS USA Holdings, Inc. ("JBS USA"). The change was effective with the Company's 2010 fiscal year, which began December 28, 2009 and ended December 26, 2010 and resulted in an approximate three-month transition period which began September 27, 2009 and ended December 27, 2009 (the "Transition Period"). The Company now operates on the basis of a 52/53-week fiscal year that ends on the Sunday falling on or before December 31. The reader should assume any reference we make to a particular year (for example, 2010) in the notes to these Consolidated Financial Statements applies to our fiscal year and not the calendar year.

The consolidated financial statements include the accounts of Pilgrim's Pride Corporation and its majority owned subsidiaries. We eliminate all significant affiliate accounts and transactions upon consolidation.

The Company measures the financial statements of its Mexico subsidiaries as if the US dollar were the functional currency. Accordingly, we remeasure assets and liabilities, other than non-monetary assets, of the Mexico subsidiaries at current exchange rates. We remeasure nonmonetary assets using the historical exchange rate in effect on the date of each asset's acquisition. We remeasure income and expenses at average exchange rates in effect during the period, except for certain accounts which are remeasured at a historical rate. Currency exchange gains or losses are included in the line item *Foreign currency transaction losses* in the Condensed Consolidated Statements of Operations.

Revenue Recognition

We recognize revenue when all of the following circumstances are satisfied: (i) persuasive evidence of an arrangement exits, (ii) price is fixed or determinable, (iii) collectability is reasonably assured and (iv) delivery has occurred. Delivery occurs in the period in which the customer takes title and assumes the risks and rewards of ownership of the products specified in the customer's purchase order or sales agreement. Revenue is recorded net of estimated incentive offerings including special pricing agreements, promotions and other volume-based incentives. Revisions to these estimates are charged back to net sales in the period in which the facts that give rise to the revision become known.

Shipping and Handling Costs

Costs associated with the products shipped to customers are recognized in cost of sales.

Cash Equivalents

The Company considers highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Current and Long-Term Investments

The Company's current and long-term investments consist primarily of fixed income securities, municipal debt securities, bond and equity mutual funds and fund-of-funds. The fixed income securities, municipal debt securities, bond and equity mutual funds and fund-of-funds are classified as available-for-sale. These securities are recorded at fair value, and unrealized holding gains and losses are recorded, net of tax, as a separate component of accumulated other comprehensive income. Debt securities with remaining maturities of less than one year and those identified by management at the time of purchase for funding operations in less than one year are classified as current. Debt securities with remaining maturities greater than one year that management has not identified at the time of purchase for funding operations in less than one year are classified as long-term. Unrealized losses are charged against net earnings when a decline in fair value is determined to be other than temporary. Management reviews several factors to determine whether a loss is other than temporary, such as the length of time a security is in an unrealized loss position, the extent to which fair value is less than amortized cost, the impact of changing interest rates in the short and long term, and the Company's intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. The Company determines the cost of each security sold and each amount reclassified out of accumulated other comprehensive income into earnings using the specific identification method. Purchases and sales are recorded on a trade date basis.

Investments in joint ventures and entities in which the Company has an ownership interest greater than 50% and exercises control over the venture are consolidated in the Consolidated Financial Statements. Investments in joint ventures and entities in which the Company has an ownership interest between 20% and 50% and exercises significant influence are accounted for using the equity method. The Company invests from time to time in ventures in which its ownership interest is less than 20% and over which it does not exercise significant influence. Such investments are accounted for under the cost method. The fair values for investments not traded on a quoted exchange are estimated based upon the historical performance of the ventures, the ventures' forecasted financial performance and management's evaluation of the ventures' viability and business models. To the extent the book value of an investment exceeds its assessed fair value, the Company will record an appropriate impairment charge. Thus, the carrying value of the Company's investments approximates fair value.

Accounts Receivable

The Company records accounts receivable when revenue is recognized. We record an allowance for doubtful accounts, reducing our receivables balance to an amount we estimate is collectible from our customers. Estimates used in determining the allowance for doubtful accounts are based on historical collection experience, current trends, aging of accounts receivable, and periodic credit evaluations of our customers' financial condition. We write off accounts receivable when it becomes apparent, based upon age or customer circumstances, that such amounts will not be collected. Generally, the Company does not require collateral for its accounts receivable.

Inventories

Live chicken inventories are stated at the lower of cost or market and breeder hens at the lower of cost, less accumulated amortization, or market. The costs associated with breeder hens are accumulated up to the production stage and amortized over their productive lives using the unit-of-production method. Finished poultry products, feed, eggs and other inventories are stated at the lower of cost (average) or market.

We record valuation adjustments for our inventory and for estimated obsolescence at or equal to the difference between the cost of inventory and the estimated market value based upon known conditions affecting inventory, including significantly aged products, discontinued product lines, or damaged or obsolete products. We allocate meat costs between our various finished chicken products based on a by-product costing technique that reduces the cost of the whole bird by estimated yields and amounts to be recovered for certain by-product parts. This primarily includes leg quarters, wings, tenders and offal, which are carried in inventory at the estimated recovery amounts, with the remaining amount being reflected as our breast meat cost.

Generally, the Company performs an evaluation of whether any lower of cost or market adjustments are required at the country level based on a number of factors, including: (i) pools of related inventory, (ii) product continuation or discontinuation, (iii) estimated market selling prices and (iv) expected distribution channels. If actual market conditions or other factors are less favorable than those projected by management, additional inventory adjustments may be required.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, and repair and maintenance costs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of these assets. Estimated useful lives for building, machinery and equipment are five to 33 years and for automobiles and trucks are three to ten years. The charge to income resulting from amortization of assets recorded under capital leases is included with depreciation expense.

The Company records impairment charges on long-lived assets held for use when events and circumstances indicate that the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. When the above is true, the impairment charge is determined based upon the amount the net book value of the assets exceeds their fair market value. In making these determinations, the Company utilizes certain assumptions, including, but not limited to: (i) future cash flows estimated to be generated by these assets, which are based on additional assumptions such as asset utilization, remaining length of service and estimated salvage values, (ii) estimated fair market value of the assets and (iii) determinations with respect to the lowest level of cash flows relevant to the respective impairment test, generally groupings of related operational facilities.

Given the interdependency of the Company's individual facilities during the production process, which operate as a vertically integrated network, and the fact that the Company does not price transfers of inventory between its vertically integrated facilities at market prices, it evaluates impairment of assets held for use at the country level (i.e., the US and Mexico). Management believes this is the lowest level of identifiable cash flows for its assets that are held for use in production activities. At the present time, the Company's forecasts indicate that it can recover the carrying value of its assets held for use based on the projected undiscounted cash flows of the operations. A key assumption in management's forecast is that the Company's sales volumes will return to historical margins as supply and demand between commodities and chicken and other animal-based proteins become more balanced. However, the exact timing of the return to historical margins is not certain, and if the return to historical margins is delayed, impairment charges could become necessary in the future.

The Company records impairment charges on long-lived assets held for sale when the carrying amount of those assets exceeds their fair value less appropriate selling costs. Fair value is based on amounts documented in sales contracts or letters of intent accepted by the Company, amounts included in counteroffers initiated by the Company, or, in the absence of current contract negotiations, amounts determined using a sales comparison approach for real property and amounts determined using a cost approach for personal property. Under the sales comparison approach, sales and asking prices of reasonably comparable properties are considered to develop a range of unit prices within which the current real estate market is operating. Under the cost approach, a current cost to replace the asset new is calculated and then the estimated replacement cost is reduced to reflect the applicable decline in value resulting from physical deterioration, functional obsolescence and economic obsolescence. Appropriate selling costs includes reasonable broker's commissions, costs to produce title documents, filing fees, legal expenses and the like. We estimate appropriate closing costs as 6% of asset fair value. This rate is considered reasonable for our assets held for sale based on historical experience.

Identified Intangible Assets

Our identified intangible assets consist of assets subject to amortization such as trade names, customer relationships and non-compete agreements. We calculate amortization of those assets that are subject to amortization on a straight-line basis over the estimated useful lives of the related assets. The useful lives range from three to 15 years for trade names and non-compete agreements and 13 years for customer relationships.

We review intangible assets subject to amortization for impairment whenever an event or change in circumstances indicates the carrying values of the assets may not be recoverable. We test intangible assets subject to amortization for impairment and estimate their fair values using the same assumptions and techniques we employ on property, plant and equipment.

Litigation and Contingent Liabilities

The Company is subject to lawsuits, investigations and other claims related to employment, environmental, product and other matters. The Company is required to assess the likelihood of any adverse judgments or outcomes, as well as potential ranges of probable losses, to these matters. The Company estimates the amount of reserves required for these contingencies when losses are determined to be probable and after considerable analysis of each individual issue. With respect to our environmental remediation obligations, the accrual for environmental remediation liabilities is measured on an undiscounted basis. These reserves may change in the future due to changes in the Company's assumptions, the effectiveness of strategies, or other factors beyond the Company's control.

Accrued Self Insurance

Insurance expense for casualty claims and employee-related health care benefits are estimated using historical and current experience and actuarial estimates. Stop-loss coverage is maintained with third-party insurers to limit the Company's total exposure. Certain categories of claim liabilities are actuarially determined. The assumptions used to arrive at periodic expenses are reviewed regularly by management.

However, actual expenses could differ from these estimates and could result in adjustments to be recognized.

Income Taxes

The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred income taxes reflect the net tax effect of temporary differences between the book and tax bases of recorded assets and liabilities, net operating losses and tax credit carry forwards. The amount of deferred tax on these temporary differences is determined using the tax rates expected to apply to the period when the asset is realized or the liability is settled, as applicable, based on the tax rates and laws in the respective tax jurisdiction enacted as of the balance sheet date.

The Company reviews its deferred tax assets for recoverability and establishes a valuation allowance based on historical taxable income, potential for carry back of tax losses, projected future taxable income, applicable tax strategies, and the expected timing of the reversals of existing temporary differences. A valuation allowance is provided when it is more likely than not that some or all of the deferred tax assets will not be realized. Valuation allowances have been established primarily for net operating loss carry forwards. See "Note 13. Income Taxes" to the Consolidated Financial Statements.

The Company deems its earnings from Mexico to be permanently reinvested. As such, US deferred income taxes have not been provided on these earnings. If such earnings were not considered indefinitely reinvested, certain deferred foreign and US income taxes would be provided. For activity after 2008, the Company did not permanently reinvest its earnings in Puerto Rico. Therefore, net earnings generated in Puerto Rico have US taxes provided as if the earnings were distributed.

The Company follows the provisions under ASC 740-10-25 that provides a recognition threshold and measurement criteria for the financial statement recognition of a tax benefit taken or expected to be taken in a tax return. Tax benefits are recognized only when it is more likely than not, based on the technical merits, that the benefits will be sustained on examination. Tax benefits that meet the more-likely-than-not recognition threshold are measured using a probability weighting of the largest amount of tax benefit that has greater than 50% likelihood of being realized upon settlement. Whether the more-likely-than-not recognition threshold is met for a particular tax benefit is a matter of judgment based on the individual facts and circumstances evaluated in light of all available evidence as of the balance sheet date. See "Note 13. Income Taxes" to the Consolidated Financial Statements.

Pension and Other Postemployment Benefits

Our pension and other postemployment benefit costs and obligations are dependent on the various actuarial assumptions used in calculating such amounts. These assumptions relate to discount rates, salary growth, long-term return on plan assets, health care cost trend rates and other factors. We base the discount rate assumptions on current investment yields on high-quality corporate long-term bonds. The salary growth assumptions reflect our long-term actual experience and future or near-term outlook. We determine the long-term return on plan assets based on historical portfolio results and management's expectation of the future economic environment. Our health care cost trend assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends. Actual results that differ from our assumptions are accumulated and, if in excess of the lesser of 10% of the projected benefit obligation or the fair market value of plan assets, amortized over the estimated future working life of the plan participants.

Operating Leases

Rent expense for operating leases is recorded on a straight-line basis over the lease term unless the lease contains an escalation clause which is not fixed or determinable. The lease term begins when we have the right to control the use of the leased property, which is typically before rent payments are due under the terms of the lease. If a lease has a fixed or determinable escalation clause, the difference between rent expense and rent paid is recorded as deferred rent and is included in the Consolidated Balance Sheets. Rent for operating leases that do not have an escalation clause or where escalation is based on an inflation index is expensed over the lease term as it is payable.

Commodity Risk Management

The Company attempts to mitigate commodity purchase exposures through a program of risk management that includes the use of forward purchase contractual obligations and derivative financial instruments. We recognize all derivative financial instruments in the Consolidated Balance Sheets at fair value. We elected not to designate derivative financial instruments executed to mitigate commodity purchase exposures as hedges of forecasted transactions. Therefore, we recognize changes in the fair value of these derivative financial instruments immediately in earnings. Gains or losses related to these derivative financial instruments are included in the line item *Cost of sales* in the Consolidated Statements of Operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the US ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. We make significant estimates in regard to receivables collectability; inventory valuation; realization of deferred tax assets; valuation of long-lived assets; valuation of contingent liabilities, liabilities subject to compromise and self insurance liabilities; valuation of pension and other postretirement benefits obligations; and valuation of acquired businesses.

Recently Adopted Accounting Pronouncements

On December 27, 2010, the Company adopted a portion of Accounting Standards Update ("ASU") 2010-06, *Improving Disclosures about Fair Value Measurements*, issued by the Financial Accounting Standards Board (the "FASB"). The ASU amended Accounting Standards Codification ("ASC") Subtopic 820-10 by including new required disclosures regarding activity in Level 3 fair value measurements. The adoption of the subject guidance under amended ASC 820-10 did not have a material impact on the Company's consolidated financial statements.

Accounting Pronouncements Issued But Not Yet Adopted

The FASB recently issued ASU No. 2011-04, *Fair Value Measurement: Amendments to Achieve Common Fair Value Disclosure Requirements in the U.S. GAAP and IFRS.* The amendment clarifies the FASB's intent about the application of existing fair value measurement and disclosure requirements (ASC Topic 820) and improves consistency in wording to ensure that U.S. GAAP and International Financial Reporting Standards ("IFRS") are described the same way. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendment is effective for fiscal years beginning after December 15, 2011 and is to be applied prospectively. The Company has not yet adopted this amendment; however, adoption will not have a material impact on the Company's financial position, results of operations or cash flow.

2. CHAPTER 11 PROCEEDINGS

Chapter 11 Bankruptcy Filings and Proceedings

Emergence from Bankruptcy

On December 1, 2008, Pilgrim's and six of its subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the Northern District of Texas, Fort Worth Division (the "Bankruptcy Court"), seeking reorganization relief under the provisions of Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code"). We emerged from Chapter 11 bankruptcy proceedings on December 28, 2009 (the "Effective Date"). In connection with our emergence from bankruptcy, our common stock outstanding immediately prior to the emergence was canceled and converted into the right to receive newly-issued shares of common stock of the reorganized Company based on a one-for-one exchange ratio, which constituted 36.0% of the total number of shares of our newly-issued common stock on that date. The remaining shares of our newly-issued common stock, constituting 64.0% of our total issued and outstanding common stock on December 28, 2009, were purchased for $800.0 million by JBS USA Holdings, Inc. ("JBS USA"), a wholly-owned indirect subsidiary of JBS S.A., a Brazil-based meat producer. On November 5, 2010, JBS USA increased its stake in the Company to 67.3% of the total number of shares issued and outstanding on such date. On January 5, 2012, the Company issued 200,000 shares of common stock, which subsequently reduced JBS USA's stake in the Company to 67.2%. See "Note 18. Incentive Compensation Plans" to the Consolidated Financial Statements for additional information.

Upon exiting from bankruptcy, Pilgrim's and certain of its subsidiaries entered into an exit credit facility that provided for an aggregate commitment of $1.75 billion (the "Exit Credit Facility"). The facility currently consists of a $700.0 million revolving credit facility maturing on December 28, 2014 and a $582.3 million Term B facility maturing on December 28, 2014. As of December 25, 2011, a principal amount of $347.3 million under the revolving loan commitment and a principal amount of $574.6 million under the Term B facility were outstanding.

Financial Reporting Considerations

The Company's emergence from bankruptcy did not qualify for fresh start accounting because the reorganization value determined for the Company upon emergence exceeded post-petition liabilities and allowed claims. Reorganization value is the estimated fair value of the Company before considering liabilities and approximates the amount a willing buyer would pay for the assets of the Company immediately after the restructuring. To determine its reorganization value, the Company considered recent third-party valuations of its assets as well as the purchase price paid by JBS USA for 64.0% of the common stock of the reorganized Company. Management believes that the method used to determine the Company's reorganization value was the most appropriate method under the circumstances because the Bankruptcy Court did not declare a reorganization value for the Company. The Company's conclusion that it did not qualify for fresh start accounting was substantiated by the fact that (i) no liabilities were discounted in the plan of reorganization and (ii) the common stock of the reorganized Company traded at an average price of $8.40 per share on December 28, 2009, resulting in a market capitalization on 36.0% of the outstanding common stock of the reorganized Company of approximately $650.0 million and indicating that the investment community believed that the fair value of the Company's assets exceeded its post-petition liabilities and allowed claims on December 28, 2009. The acquisition of a controlling interest in the Company by JBS USA did not qualify for push-down accounting as JBS USA only purchased 64.0% of the common stock of the reorganized

Company on December 28, 2009. Thus, the Company did not revalue its assets and liabilities because of either its emergence from bankruptcy or the purchase of 64.0% of the common stock of the reorganized Company by JBS USA.

Between December 1, 2008, the petition date, and through December 25, 2011, the Company applied ASC Topic 852, *Reorganizations*, in preparing the Consolidated Financial Statements. ASC Topic 852 requires that the financial statements, for periods subsequent to the Chapter 11 filing, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain expenses (including professional fees), realized gains and losses and provisions for losses that are realized or incurred in the bankruptcy proceedings are recorded in *Reorganization items, net* on the accompanying Consolidated Statements of Operations.

Beginning in December 2008, certain activities directly associated with the reorganization were approved by the Bankruptcy Court. These activities eliminated approximately 8,100 positions and resulted in net pre-tax charges totaling $138.5 million. Of these charges, we recognized $51.8 million of professional fees directly related to the reorganization, $25.0 million of finance costs related to various credit facilities, $14.1 million of incentive compensation costs and $62.9 million of other reorganization costs such as severance, other personnel costs and facility closure costs. We also recognized an aggregate net gain totaling $15.3 million on asset disposals directly associated with the reorganization. The cash-related portion of these reorganization costs totaled $133.7 million. Asset impairments and other noncash charges totaled $20.1 million. Proceeds received on asset disposals directly associated with the reorganization totaled $78.9 million.

Exit or disposal costs totaling $18.5 million, $32.7 million and $87.3 million incurred during 2010, the Transition Period and 2009, respectively, were classified as reorganization items. There were no reorganization items incurred in 2011.

The Debtors' reorganization items consisted of the following:

	2010	Transition Period	2009
		(In thousands)	
Professional fees directly related to reorganization[(a)]	$ 2,785	$ 14,175	$ 34,831
Incentive compensation[(b)]	—	14,071	—
Finance costs related to various credit facilities[(c)]	13,654	—	11,375
Net loss (gain) on asset disposal[(d)]	—	570	(15,850)
Other costs[(e)]	2,102	3,910	56,919
Reorganization items, net	$ 18,541	$ 32,726	$ 87,275

(a) *Professional fees directly related to the reorganization* included post-petition fees and fee reductions associated with advisors to the Debtors, the statutory committee of unsecured creditors and certain secured creditors. Professional fees are estimated by the Debtors and continue to be reconciled to actual invoices when received.

(b) During the Transition Period incentive compensation included certain incentive compensation costs that were contingent upon confirmation by the Bankruptcy Court of a plan of reorganization that satisfied the requirements of the Bankruptcy Code. These costs included incentive compensation of $10.3 million awarded under the Pilgrim's Pride Corporation FY2009 Performance Bonus Plan approved by the Bankruptcy Court on September 29, 2009, and both cash incentive compensation of $2.0 million and share-based incentive compensation of $1.8 million awarded under the Amended and Restated Employment Agreement between the Company and Don Jackson, the Company's former Chief Executive Officer, which was approved by the Bankruptcy Court on January 27, 2009 (the "Jackson Employment Agreement"). The Company recognized share-based compensation expense of $0.9 million on December 10, 2009, when restrictions on 1,542,828 shares of common stock awarded to Dr. Jackson lapsed following the confirmation of the Plan and the Company's achievement of certain financial performance targets established under the Jackson Employment Agreement. The Company also recognized share-based compensation expense of $0.9 million on December 27, 2009, when restrictions on 1,542,828 shares of common stock awarded to the Dr. Jackson expired upon the Company's achievement of certain financial performance targets established under the Jackson Employment Agreement. As of December 27, 2009, the intrinsic value of the shares of common stock awarded to Dr. Jackson totaled $25.9 million.

(c) For the year ended December 26, 2010, *Finance costs related to various credit facilities* included expenses related to the elimination of an amortized loan cost associated with the Prior Secured Credit Facilities and the Unsecured Notes and the recognition in earnings of a previously unrealized gain on a derivative instrument designated as a cash flow hedge associated with the Unsecured Notes. For the year ended September 26, 2009, *Finance costs related to various credit facilities* included finance costs related to the DIP Credit Agreement.

(d) In 2009, the Company recognized net gains on asset disposals including (i) a gain recognized on the sale of the Farmerville, Louisiana processing facility, (ii) a gain recognized on the sale of undeveloped land in Camp County, Texas, (iii) a loss recognized on the sale of the Company's interest in a hog farming joint venture and (iv) a loss recognized on the sale of the assets of Luker, Inc., a metal fabrication subsidiary. During the Transition Period the Company recognized a loss on the sale of Valley Rail Services, Inc., a wholly owned subsidiary of the Company that participated in a joint venture holding the access rights to a railroad spur in northern Virginia.

(e) Other expenses includes (i) severance, grower pay, live flock impairment, inventory disposal costs, equipment relocation costs and other shutdown costs related to the closed processing facilities in Douglas, Georgia; El Dorado, Arkansas; Farmerville, Louisiana; Franconia, Pennsylvania; Dalton, Georgia; Athens, Georgia; and Athens, Alabama, (ii) severance costs related to the closed distribution center in Houston, Texas, the February 2009 Operations management reduction-in-force ("RIF") action, the April 2009 non-production employee RIF action, and reduced or consolidated production at various facilities throughout the US, (iii) asset impairment costs related to the closed processing facility in Dalton, Georgia and (iv) fees associated with the termination of the Restated Receivables Purchase Agreement dated September 26, 2008, as amended, on December 3, 2008.

We did not receive cash from reorganization activities for the year ended December 25, 2011. Net cash received from reorganization activities for the year ended December 26, 2010 totaled $0.3 million from the sale of maintenance inventory parts. These cash flows are included in the section Cash flows from investing activities on the Consolidated Statement of Cash Flows. Net cash received from reorganization activities during the Transition Period totaled $1.0 million from the sale of Valley Rail Service, Inc. Net cash received from reorganization activities during the year ended September 26, 2009 totaled $77.6 million. This represented proceeds of $72.3 million from the sale of the Farmerville, Louisiana processing facility, proceeds of $5.0 million from the sales of undeveloped land in Camp County, Texas and Hopkins County, Texas and proceeds of $0.3 million from the sale of the assets owned by Luker, Inc.

We did not pay cash for reorganization activities for the year ended December 25, 2011. Net cash paid for reorganization items in 2010 totaled $30.7 million. This represented payment of incentive compensation totaling $13.0 million that was contingent upon confirmation by the Bankruptcy Court of a plan of reorganization that satisfied the requirements of the Bankruptcy Code, professional fees directly related to the reorganization totaling $15.7 million, severance payments of $1.5 million and payment of facility closure costs totaling $0.5 million. Net cash paid for reorganization items during the Transition Period totaled $17.0 million. This represented payment of professional fees directly related to the reorganization totaling $9.5 million, severance payments of $2.3 million and payment of facility closure costs totaling $5.2 million. Net cash paid for reorganization items in 2009 totaled $51.7 million. This represented payment of professional fees directly related to the reorganization totaling $25.4 million, payment of DIP Credit Agreement related expenses totaling $11.4 million, severance payments of $8.6 million, payment of facility closure costs totaling $5.6 million and payment of fees associated with the termination of the Company's Amended and Restated Receivables Purchase Agreement dated September 26, 2008 totaling $0.7 million.

The Company did not record activity through the accrued reorganization cost accounts during 2011. The following table sets forth activity that was recorded through the Company's accrued reorganization cost accounts during 2010, the Transition Period and 2009:

	Accrued Other Costs	Accrued Severance	Total
September 27, 2008	$ —	$ —	$ —
Accruals	10,637	13,933	24,570
Payment /Disposal	(3,775)	(8,593)	(12,368)
Adjustments	—	(2,513)	(2,513)
September 26, 2009	6,862	2,827	9,689
Accruals	741	833	1,574
Payment /Disposal	(5,700)	(2,393)	(8,093)
Adjustments	—	(522)	(522)
December 27, 2009	1,903	745	2,648
Accruals	2,118	849	2,967
Payment /Disposal	(2,649)	(1,538)	(4,187)
Adjustments	(1,372)	(56)	(1,428)
December 26, 2010	$ —	$ —	$ —

Costs incurred in the second, third and fourth quarters of 2009, the Transition Period and the first quarter of 2010, were primarily classified as reorganization items.

The Company resolved a majority of the claims against it through settlement or by Bankruptcy Court order resulting in benefits of $8.8 million that are reflected in *Miscellaneous, net* on the Consolidated Statements of Operations for the year ended December 26, 2010. The claims resolution process continues for the remaining unresolved claims and will continue until all claims are concluded. Prior to the Effective Date, estimated claims were presented as *Liabilities subject to compromise* in the Consolidated Balance Sheets because of the uncertainty of the eventual settlement amounts. Due to the Plan becoming effective and the claims reconciliation process being substantially complete with respect to claims not subject to litigation, there is little uncertainty as to the total amount to be distributed under the Plan with respect to these claims. As such, pre-petition obligations after the Effective Date are no longer presented as subject to compromise. Unpaid amounts related to unresolved claims are classified in *Accrued expenses and other current liabilities* on the Condensed Consolidated Balance Sheets. During the fifty-two weeks December 25, 2011, the Company paid creditors approximately $0.4 million to settle allowed claim amounts and interest accrued on those claim amounts. During the year ended December 26, 2010, the Company paid creditors, excluding creditors under the Prior Secured Credit Facilities and the Unsecured Notes, for allowed claim amounts with interest totaling approximately $101.1 million. As of December 25, 2011, the following pre-petition obligations relating to claims not subject to litigation remain outstanding (in thousands):

Trade claims	$	801
Interest accrued on unpaid claims		25
Total pre-petition obligations	$	826

The Company is also the named defendant in several pre-petition lawsuits that, as of December 25, 2011, have not been resolved. See "Note 17. Commitments and Contingencies" to the Consolidated Financial Statements for additional information.

3. EXIT OR DISPOSAL ACTIVITIES

Beginning in January 2010, Company management implemented certain exit or disposal activities to integrate the administrative functions of the Company into those of JBS USA. In July 2011, additional exit and disposal activities were implemented by Company management to consolidate operations at our Dallas, Texas facility into other facilities in the surrounding area. The Company expects to incur ongoing costs of approximately $14.5 million related to the idling of the Dallas, Texas facility in future quarters.

Since February 2008, these exit or disposal activities eliminated a total of approximately 6,000 positions and resulted in net pre-tax charges totaling $153.2 million. Of these charges, we recognized $48.8 million of severance and other personnel costs, $54.1 million of impairment costs related to long-lived assets held for sale, $32.5 million in losses related to the sale of unneeded eggs and the depletion of unneeded flocks, $4.0 million of grower compensation, $2.0 million of lease continuation costs, $2.1 million in losses related to scrapped inventory and $9.7 million in other restructuring costs. All exit or disposal costs related to these activities, with the exception of costs or losses related to asset impairments, sales of unneeded eggs, depletion of unneeded flocks and scrapped inventory, resulted in cash expenditures or will result in cash expenditures within one year. The cash-related portion of these exit or disposal costs totaled $54.8 million.

Results of operations for 2011, 2010 and 2009 included accrued exit or disposal costs totaling $2.4 million, $41.0 million, and $6.0 million, respectively. There were no accrued exit or disposal costs during the Transition Period. All exit or disposal costs, with the exception of costs related to lease obligations and inventory reserves related to closed facilities, have resulted in cash expenditures or will result in cash expenditures within one year.

Results of operations for 2011, 2010, Transition Period and 2009 also included adjustments to exit or disposal costs totaling $1.3 million, $10.5 million, $0.4 million, and $6.7 million, respectively, which reduced the accrued costs. Adjustments recognized in 2011 included favorable adjustments of accrued severance.

The following table sets forth restructuring activity that occurred during 2011, 2010, the Transition Period and 2009:

	Accrued Lease Obligation	Accrued Severance	Accrued Other Exit or Disposal Costs	Inventory Reserves	Total
			(In thousands)		
September 27, 2008	$ 4,466	$ 2,694	$ 5,651	$ 1,212	$ 14,023
Accruals	—	3,897	2,059	—	5,956
Payment/Disposal	(622)	(4,283)	(2,753)	(1,000)	(8,658)
Adjustments	(2,202)	(1,792)	(2,454)	(212)	(6,660)
September 26, 2009	1,642	516	2,503	—	4,661
Accruals	—	—	—	—	—
Payment/Disposal	(86)	—	—	—	(86)
Adjustments	(1,536)	—	1,111	—	(425)
December 27, 2009	20	516	3,614	—	4,150
Accruals	—	31,116	9,869	—	40,985
Payment /Disposal	—	(27,086)	(2,611)	—	(29,697)
Adjustments	(20)	(396)	(10,872)	793	(10,495)
December 26, 2010	—	4,150	—	793	4,943
Accruals	—	2,375	—	—	2,375
Payment/Disposal	—	(5,111)	—	—	(5,111)
Adjustments	—	(1,324)	—	—	(1,324)
December 25, 2011	$ —	$ 90	$ —	$ 793	$ 883

The Company recognized impairment charges totaling $20.1 million and $26.5 million for the years ended 2011 and 2010, respectively, to reduce the carrying amounts of certain property, plant and equipment to their estimated fair values. These costs were classified as restructuring items in 2011 and 2010.

Exit or disposal costs totaling $4.3 million, $2.9 million, and $12.5 million were recognized during 2010, the Transition Period, and 2009, respectively, and were classified as *Operational restructuring charges, net,* a component of gross profit, because management believes these costs are directly related to the Company's ongoing production activities. There were no exit or disposal costs classified as *Operational restructuring charges, net* in 2011. Exit or disposal costs totaling $26.1 million, $66.0 million, a credit of $1.4 million, and costs of $2.0 million were recognized during 2011, 2010, the Transition Period, and 2009, respectively, and were classified as *Administrative restructuring charges, net,* a component of operating income below gross profit, because management believes these costs were not directly related to the Company's ongoing production.

In 2009, the Company recognized losses totaling $12.5 million related to sales of unneeded broiler eggs. These losses were recognized as a component of gross profit (loss).

Components of operational restructuring charges and administrative restructuring charges are summarized below:

	2011	2010	Transition Period	2009
	(In thousands)			
Operational restructuring charges, net:				
Relocation charges expensed as incurred	$ —	$ 3,288	$ —	$ —
Asset impairments (See "Note 10—Property, Plant and Equipment")	—	1,030	—	—
Loss on egg sales and flock depletion expensed as incurred	—	—	2,877	12,464
Total	$ —	$ 4,318	$ 2,877	$ 12,464
Administrative restructuring charges, net:				
Accrued severance provisions (adjustments)	$ 724	$ 31,227	$ —	$ 1,941
Relocation charges expensed as incurred	—	7,224	—	—
Asset impairments (See "Note 10—Property, Plant and Equipment")	20,088	25,453	—	—
Loss on inventory scrapped expensed as incurred	2,390	2,118	—	—
Lease continuation	—	—	(1,359)	—
Other restructuring costs	2,859	—	—	46
Total	$ 26,061	$ 66,022	$ (1,359)	$ 1,987

We continue to review and evaluate various restructuring and other alternatives to streamline our operations, improve efficiencies and reduce costs. Such initiatives may include selling assets, consolidating operations and functions, employee relocation and voluntary and involuntary employee separation programs. Any such actions may require us to obtain the pre-approval of our lenders under our Exit Credit Facility. In addition, such actions will subject the Company to additional short-term costs, which may include asset impairment charges, lease commitment costs, employee retention and severance costs and other costs. Certain of these activities may have a disproportionate impact on our income relative to the cost savings in a particular period.

4. FAIR VALUE MEASUREMENT

The asset (liability) amounts recorded in the Consolidated Balance Sheet (carrying amounts) and the estimated fair values of financial instruments consisted of the following:

	2011		2010		
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**	**Note Reference**
	(In thousands)				
Short-term investments in available-for-sale securities	157	157	1,554	1,554	7
Commodity derivative assets[(a)]:					8
Futures	2,870	2,870	32,962	32,962	
Options	—	—	399	399	
Long-term investments in available-for-sale securities	497	497	11,595	11,595	7
Commodity derivative liabilities[(b)]:					8
Futures	(2,120)	(2,120)	(8,497)	(8,497)	
Options	(603)	(603)	(7,890)	(7,890)	
Long-term debt and other borrowing arrangements[(c)]	(1,423,612)	(1,421,517)	(1,339,304)	(1,355,135)	12
Note payable to JBS USA Holdings	(50,000)	(50,077)	—	—	12, 16

(a) Commodity derivative assets are included in *Prepaid expenses and other current assets* on the Consolidated Balance Sheet.
(b) Commodity derivative liabilities are included in *Accrued expenses* on the Consolidated Balance Sheet.
(c) The fair values of the Company's long-term debt and other borrowing arrangements were estimated by calculating the net present value of future payments for each debt obligation or borrowing by: (i) using a risk-free rate applicable for an instrument with a life similar to the remaining life of each debt obligation or borrowing plus the current estimated credit risk spread for the Company or (ii) using the quoted market price at December 25, 2011 or December 26, 2010.

The carrying amounts of our cash and cash equivalents, derivative trading accounts margin cash, restricted cash and cash equivalents, accounts receivable, accounts payable and certain other liabilities approximate their fair values due to their relatively short maturities. The Company adjusts its investments, commodity derivative assets and commodity derivative liabilities to fair value based on quoted market prices in active markets for identical instruments, quoted market prices in active markets for similar instruments or other inputs that are observable for the subject instrument or unobservable inputs such as discounted cash flow models or valuations.

ASC Topic 820, *Fair Value Measurements and Disclosures*, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. The subject guidance under ASC Topic 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The subject guidance under ASC Topic 820 also requires disclosure about how fair value was determined for assets and liabilities and established a hierarchy for which these assets and liabilities must be grouped, based on significant levels of inputs as follows:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 Quoted prices in active markets for similar assets and liabilities or other inputs that are observable for the asset or liability; or

Level 3 Unobservable inputs, such as discounted cash flow models or valuations.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

As of December 25, 2011, the Company held certain items that are required to be measured at fair value on a recurring basis. These included cash and cash equivalents, derivative assets and liabilities, short-term investments in available-for-sale securities and long-term investments in available-for-sale securities. Cash equivalents consist of short-term, highly liquid, income-producing investments such as money market funds and other funds that have maturities of 90 days or less. Derivative assets and liabilities consist of long and short positions on both exchange-traded commodity futures and commodity options as well as margin cash on account with the Company's derivatives brokers. Short-term investments in available-for-sale securities consist of short-term, highly liquid, income-producing investments such as municipal debt securities that have maturities of greater than 90 days but less than one year. Long-term investments in available-for-sale securities consist of income-producing investments such as municipal debt securities, corporate debt securities and fund-of-funds units that have maturities of greater than one year.

The following items are measured at fair value on a recurring basis at December 25, 2011:

	Level 1	Level 2	Level 3	Total
		(In thousands)		
Short-term investments in available-for-sale securities	$ —	$ 157	$ —	$ 157
Commodity derivative assets:				
Futures	2,870	—	—	2,870
Long-term investments in available-for-sale securities	—	438	59	497
Commodity derivative liabilities:				
Futures	(2,120)	—	—	(2,120)
Options	—	(603)	—	(603)

Financial assets and liabilities classified in Level 1 at December 25, 2011 include commodity futures derivative instruments traded in active markets. The valuation of these instruments is determined using a market approach, taking into account current interest rates, creditworthiness, and liquidity risks in relation to current market conditions, and is based upon unadjusted quoted prices for identical assets in active markets. The valuation of plan assets in Level 2 is determined using a market approach based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for substantially the full term of the financial instrument. Level 2 securities primarily include equity securities, fixed income securities and commodity option derivative instruments. The valuation of plan assets in Level 3 is determined using an income approach based on unobservable inputs such as discounted cash flow models or valuations. Level 3 securities consist of a fund of funds investment and auction rate securities.

The following table presents activity for each reporting period related to the Company's investment in a fund of funds asset and auction rate securities that are measured at fair value on a recurring basis using Level 3 inputs:

	Fund of Funds	Auction Rate Securities	Total
		(In thousands)	
Balance at September 27, 2008	$ 1,197	$ 3,850	$ 5,047
Included in other comprehensive income	(129)	—	(129)
Sale of securities	—	(3,850)	(3,850)
Balance at September 26, 2009	1,068	—	1,068
Included in other comprehensive income	48	—	48
Balance at December 27, 2009	1,116	—	1,116
Included in other comprehensive income	74	—	74
Balance at December 26, 2010	1,190	—	1,190
Included in other comprehensive income	(19)	—	(19)
Sale of securities	(1,112)	—	(1,112)
Balance at December 25, 2011	$ 59	$ —	$ 59

In addition to assets and liabilities that are recorded at fair value on a recurring basis, the Company records certain assets and liabilities at fair value on a nonrecurring basis. Generally, assets are recorded at fair value on a nonrecurring basis as a result of impairment charges when required by U.S. GAAP. During 2011, certain long-lived assets with a carrying amount of $62.1 million were written down to their fair value of $39.2 million, resulting in a loss of $22.9 million recorded in earnings. These assets are classified as Level 2 assets because their fair value can be corroborated based on observable market data.

5. TRADE ACCOUNTS AND OTHER RECEIVABLES

Trade accounts and other receivables, less allowance for doubtful accounts, consisted of the following:

	December 25, 2011	December 26, 2010
	(In thousands)	
Trade accounts receivable	$ 337,411	$ 318,008
Account receivable from JBS USA, LLC	21,198	465
Other receivables	16,974	9,355
Receivables, gross	375,583	327,828
Allowance for doubtful accounts	(5,163)	(6,063)
Receivables, net	$ 370,420	$ 321,765

6. INVENTORIES

Inventories consisted of the following:

	December 25, 2011	December 26, 2010
	(In thousands)	
Chicken:		
Live chicken and hens	$ 363,590	$ 348,700
Feed, eggs and other	238,449	221,939
Finished chicken products	273,363	440,458
Total chicken inventories	875,402	1,011,097
Other products:		
Commercial feed, table eggs, retail farm store and other	3,674	12,355
Distribution inventories (other than chicken products)	18	5,802
Total other products inventories	3,692	18,157
Total inventories	$ 879,094	$ 1,029,254

Inventories did not include a lower-of-cost-or-market allowance at December 25, 2011. Inventories included a lower-of-cost-or-market allowance of $2.5 million at December 26, 2010. The loss recognized on the application of the rule of lower-of-cost-or-market valuation in 2010 was also $2.5 million.

7. INVESTMENTS IN SECURITIES

We recognize investments in available-for-sale securities as cash equivalents, current investments or long-term investments depending upon each security's length to maturity. Additionally, those securities identified by management at the time of purchase for funding operations in less than one year are classified as current.

The following table summarizes our investments in available-for-sale securities:

	December 25, 2011		December 26, 2010	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Cash equivalents:				
Fixed income securities	$ —	$ —	$ 50	$ 51
Current investments:				
Fixed income securities	$ 152	$ 157	$ 1,518	$ 1,554
Long-term investments:				
Fixed income securities	$ 367	$ 438	$ 3,285	$ 3,452
Equity securities	—	—	5,884	6,953
Other	59	59	1,300	1,190

Maturities for the Company's investments in fixed income securities as of December 25, 2011, were as follows:

		Amount	Percent
		(In thousands)	
Matures in less than one year	$	157	26.4%
Matures between one and two years		109	18.3%
Matures between two and five years		242	40.7%
Matures in excess of five years		87	14.6%
	$	595	100%

The Company and certain retirement plans that it sponsors invest in a variety of financial instruments. Certain postretirement funds in which the Company participates hold significant amounts of mortgage-backed securities. However, none of the mortgages collateralizing these securities are considered subprime.

Certain investments are held in trust as compensating balance arrangements for our insurance liability and are classified as long-term based on a maturity date greater than one year from the balance sheet date and management's intention not to use such assets in the next year.

8. DERIVATIVE FINANCIAL INSTRUMENTS

The Company utilizes various raw materials in its operations, including corn, soybean meal, soybean oil and energy, such as natural gas, electricity and diesel fuel, which are all considered commodities. The Company considers these raw materials generally available from a number of different sources and believes it can obtain them to meet its requirements. These commodities are subject to price fluctuations and related price risk due to factors beyond our control, such as economic and political conditions, supply and demand, weather, governmental regulation and other circumstances. Generally, the Company incurs forward purchase contractual obligations or purchases derivative financial instruments, specifically exchange-traded futures and options, in an attempt to mitigate price risk related to its anticipated consumption of commodity inputs for periods of up to 12 months. The Company may purchase longer-term derivative financial instruments on particular commodities if deemed appropriate. The fair value of derivative assets is included in the line item *Prepaid expenses and other current assets* on the Condensed Consolidated Balance Sheets while the fair value of derivative liabilities is included in the line item *Accrued expenses and other current liabilities* on the same statements. Our counterparties require that we post cash collateral for changes in the net fair value of the derivative contracts.

We have not designated the derivative financial instruments that we have purchased to mitigate commodity purchase exposures as cash flow hedges. Therefore, we recognized changes in the fair value of these derivative financial instruments immediately in earnings. Gains or losses related to these derivative financial instruments are included in the line item *Cost of sales* in the Condensed Consolidated Statements of Operations. The Company recognized $63.8 million and $69.2 million in net gains and net losses of $21.1 million related to changes in the fair value of its derivative financial instruments during 2011, 2010 and 2009, respectively.

Information regarding the Company's outstanding derivative instruments and cash collateral posted with (owed to) brokers is included in the following table:

	December 25, 2011	December 26, 2010
	(Fair values in thousands)	
Fair values:		
Commodity derivative assets	$ 2,870	$ 33,361
Commodity derivative liabilities	(2,723)	(16,387)
Cash collateral posted with brokers	3,271	4,528
Derivatives Coverage[(a)]:		
Corn	N/A	13.8%
Soybean meal	N/A	8.7%
Period through which stated percent of needs are covered:		
Corn	N/A	December 2011
Soybean meal	N/A	December 2011
Written put options outstanding[(b)]:		
Fair value	$ (603)	$ 7,890
Number of contracts:		
Corn	500	6,775
Soybean meal	—	750
Expiration dates	March 2012	May 2011 through December 2011
Short positions on outstanding futures derivative instruments[(b)]:		
Fair value	$ 495	$ 8,497
Number of contracts:		
Corn	2,531	2,805
Soybean meal	96	692

(a) Derivatives coverage is the percent of anticipated corn and soybean meal needs covered by outstanding derivative instruments through a specified date. As of December 25, 2011, the Company had short derivative positions to offset long forward cash purchases, which exceeded open long derivative positions for both corn and soybean meal. These positions expire by December 2012.

(b) A written put option is an option that the Company has sold that grants the holder the right, but not the obligation, to sell the underlying asset at a certain price for a specified period of time. When the Company takes a short position on a futures derivative instrument, it agrees to sell the underlying asset in the future at a price established on the contract date. The Company writes put options and takes short positions on futures derivative instruments to minimize the impact of feed ingredients price volatility on its operating results.

On December 28, 2009, the Company recognized in earnings a previously unrealized gain totaling $4.1 million on a derivative instrument designated as a cash flow hedge against the interest rate charged on an unsecured note payable that was effectively extinguished on December 28, 2009. This gain was included in the line item *Reorganization items, net* in the Consolidated Statement of Operations for the thirty-nine weeks ended September 26, 2010.

9. IDENTIFIED INTANGIBLE ASSETS

Identified intangible assets consisted of the following:

	Useful Life (Years)	Original Cost	Accumulated Amortization	Carrying Amount
			(In thousands)	
December 26, 2010:				
Trade names	3–15	$ 39,271	$ (25,629)	$ 13,642
Customer relationships	13	51,000	(15,692)	35,308
Non-compete agreements	3	300	(300)	—
Total intangible assets		90,571	(41,621)	48,950
December 25, 2011:				
Trade names	3–15	40,143	(27,445)	12,698
Customer relationships	13	51,000	(19,615)	31,385
Non-compete agreements	3	300	(300)	—
Total intangible assets		$ 91,443	$ (47,360)	$ 44,083

We recognized amortization expense related to identified intangible assets of $5.7 million in 2011, $5.7 million in 2010, $2.5 million in the Transition Period and $10.2 million in 2009.

We expect to recognize amortization expense associated with identified intangible assets of $5.7 million in each year from 2012 through 2016.

10. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment ("PP&E"), net consisted of the following:

	December 25, 2011	December 26, 2010
	(In thousands)	
Land	$ 65,413	$ 81,212
Buildings	1,077,789	1,091,004
Machinery and equipment	1,492,251	1,414,718
Autos and trucks	58,518	57,441
Construction-in-progress	36,094	96,442
Property, plant and equipment, gross	2,730,065	2,740,817
Accumulated depreciation	(1,488,313)	(1,382,681)
Property, plant and equipment, net	$ 1,241,752	$ 1,358,136

The Company recognized depreciation expense of $192.6 million, $209.4 million, $52.4 million and $217.9 million during 2011, 2010, the Transition Period and 2009, respectively.

During 2011, the Company sold certain property, plant and equipment for cash of $29.0 million and recognized a gain of $4.3 million. PP&E sold in 2011 included a processing plant in North Carolina, a rendering plant in Georgia, an egg production facility in Texas, a feed mill in Georgia, a hatchery in Alabama, various broiler, breeder and pullet farms in Texas, an empty office building in West Virginia, rental properties in Texas, developed and undeveloped real estate in Texas and miscellaneous processing equipment.

The Company has temporarily idled (i) processing facilities in Alabama, Georgia, Arkansas and Texas, (ii) hatcheries in Alabama, Georgia, Texas, Arkansas and North Carolina, (iii) various broiler farms in Texas, (iv) a feed mill in North Carolina and (v) a vehicle maintenance center in Texas. The Company continues to depreciate these assets. At December 25, 2011, the carrying amount of these idled assets was $67.7 million based on depreciable value of $168.9 million and accumulated depreciation of $101.2 million. We reopened an idled processing plant in Douglas, Georgia in January 2011. The Company will evaluate the decision to bring the Douglas, Georgia facility to full capacity during 2012.

The Company has closed and is actively marketing for sale (i) processing plants in Georgia, Louisiana and Pennsylvania (ii) administrative offices in Texas and Georgia, (iii) a distribution center in Louisiana, (iv) various breeder and broiler farms in Texas and Georgia, (v) hatcheries in Alabama and Georgia, (vi) a warehouse in Texas and (vii) a commercial egg facility in Texas. At December 25, 2011, the Company reported assets held for sale totaling $53.8 million in *Assets held for sale* on its Consolidated Balance Sheets. In 2011, the Company recognized charges totaling $2.8 million in cost of goods sold and administrative restructuring charges totaling $20.1 million to impair the carrying amounts of certain assets held for sale located in Texas, Pennsylvania, Georgia, North Carolina, and Louisiana to fair value.

The Company tested the recoverability of its long-lived assets held for use during the thirteen weeks ended December 25, 2011 by comparing the book value of its invested capital, exclusive of assets held for sale, with the undiscounted cash flows expected to result from the use and eventual disposition of its long-lived assets held for use. The Company determined that the carrying amount of its long-lived assets held for use is recoverable over the remaining life of the primary asset in the group, and the long-lived assets for use pass the Step 1 recoverability test of ASC 360-10-35, *Impairment or Disposal of Long-Lived Assets*.

11. CURRENT LIABILITIES

Current liabilities, other than income taxes and current maturities of long-term debt, consisted of the following components:

	December 25, 2011	December 26, 2010
	(In thousands)	
Accounts payable:		
Trade accounts	$ 294,662	$ 247,500
Unfunded payments	32,958	80,393
Other payables	1,244	1,887
Total accounts payable	328,864	329,780
Accounts payable to JBS USA, LLC	11,653	7,212
Accrued expenses and other current liabilities:		
Compensation and benefits	72,328	108,639
Interest and debt-related fees	13,809	12,624
Insurance and self-insured claims	102,256	83,648
Commodity derivative liabilities:		
Futures	2,120	8,497
Options	603	7,890
Other accrued expenses	89,855	76,296
Pre-petition obligations	826	346
Total accrued expenses and other current liabilities	281,797	297,940
	$ 622,314	$ 634,932

12. LONG-TERM DEBT AND OTHER BORROWING ARRANGEMENTS

Long-term debt consisted of the following components:

	Maturity	December 25, 2011	December 26, 2010
		(In thousands)	
Senior notes, at 7 7/8%, net of unaccreted discount	2018	$ 496,846	$ 496,393
The Exit Credit Facility Term B-1 note payable at 4.8125%	2014	275,443	297,193
The Exit Credit Facility Term B-2 note payable at 9.00%	2014	299,145	335,307
The Exit Credit Facility with one revolving note payable on which the Company had funds borrowed at 4.32% and 6.25%	2014	347,300	205,300
ING Credit Agreement (defined below) with notes payable at TIIE Rate plus 2.25% or Equilibrium Interbank Interest Rate plus 4.5%	2014	—	—
JBS USA Holdings Subordinated Loan Agreement with one term note payable at 9.845%	2015	50,000	—
Other	Various	4,878	5,111
Long-term debt		1,473,612	1,339,304
Less: Current maturities of long-term debt		(15,611)	(58,144)
Long-term debt, less current maturities		$ 1,458,001	$ 1,281,160

Debt Obligations

Senior and Subordinated Notes. On December 15, 2010, the Company closed on the sale of $500.0 million of $7\ ^{7}/_{8}\%$ senior notes due 2018 (the "2018 Notes"). The 2018 Notes are unsecured obligations of the Company and are guaranteed by one of the Company's subsidiaries. Interest is payable on December 15 and June 15 of each year, commencing on June 15, 2011. The indenture governing the 2018 Notes contains various covenants that may adversely affect our ability, among other things, to incur additional indebtedness, incur liens, pay dividends or make certain restricted payments, consummate certain asset sales, enter into certain transactions with JBS USA and our other affiliates, merge, consolidate and/or sell or dispose of all or substantially all of our assets. The Company has subsequently exchanged these notes for substantially identical notes that are registered under the Securities Act of 1933. Additionally, we have an aggregate principal balance of $3.9 million of $7\ ^{5}/_{8}\%$ senior unsecured notes, $8\ ^{3}/_{8}\%$ senior subordinated unsecured notes and $9\ ^{1}/_{4}\%$ senior unsecured notes outstanding at December 25, 2011.

JBS Subordinated Loan Agreement. On June 23, 2011, the Company entered into a Subordinated Loan Agreement with JBS USA (the "Subordinated Loan Agreement"), which provided an aggregate commitment of $100.0 million. On June 23, 2011, JBS USA made a term loan to the Company in the principal amount of $50.0 million. In addition, JBS USA agreed to make an additional one-time term loan in the principal amount of $50.0 million if the Company's availability under the revolving loan commitment in the Exit Credit Facility is less than $200.0 million. Pursuant to the terms of the Subordinated Loan Agreement, we also agreed to reimburse JBS USA up to $56.5 million for draws upon any letters of credit issued for JBS USA's account that support certain obligations of Mayflower Insurance Company, Ltd., a wholly owned subsidiary of the Company. The commitment under the Subordinated Loan Agreement will terminate on the earlier to occur of (i) the date on which all amounts owing under the 2018 Notes and the Exit Credit Facility are due and payable in accordance with its terms or (ii) June 27, 2015. Loans under the Subordinated Loan Agreement mature on June 28, 2015. Additionally, on December 16, 2011, the Company entered into an amendment to the Subordinated Loan Agreement which, among other things, provided that if the Company consummates the Rights Offering on or before March 24, 2012 (unless such date is extended in accordance with the terms of the Exit Credit Facility), the revolving loan commitment under the Subordinated Loan Agreement will be terminated. Further, the Exit Credit Facility, as amended, also provides that if the Rights Offering occurs, then (i) the Company, at its option, is permitted to prepay the outstanding $50.0 million term loan under the Subordinated Loan Agreement and (ii) the existing commitment of JBS USA to make an additional $50.0 million term loan to the Company under the Subordinated Loan Agreement will be terminated.

JBS USA agreed to provide letters of credit in the amount of $56.5 million to an insurance company serving the Company in order to allow that insurance company to return cash it held as collateral against potential workers compensation, auto and general liability claims. In return for providing this letter of credit, the Company is reimbursing JBS USA for the letter of credit cost it would otherwise incur under its revolving credit agreement. The total costs accrued by the Company in 2011 to reimburse JBS USA was $0.4 million.

Exit Credit Facility. Upon exiting from bankruptcy, the Company and certain of its subsidiaries entered into the Exit Credit Facility that provided for an aggregate commitment of $1.75 billion. The facility consisted of a three-year $600.0 million revolving credit facility, a three-year $375.0 million Term A facility and a five-year $775.0 million Term B facility. The Exit Credit Facility also includes an accordion feature that allows us, at any time, to increase the aggregate revolving loan commitment by up to an additional $250.0 million and to increase the aggregate Term B loans commitment by up to an additional $400.0 million, in each case subject to the satisfaction of certain conditions, including an aggregate cap on all commitments under the Exit Credit Facility of $1.85 billion. On January 13, 2011, we increased the amount of the revolving loan commitments under the Exit Credit Facility to $700.0 million. On April 22, 2011, we increased the amount of the sub-limit for swingline loans under the Exit Credit Facility to $100.0 million. The Term A loan was repaid on December 15, 2010 with proceeds from the 2018 Notes. The revolving loan commitment and the Term B loans will mature on December 28, 2014.

On December 25, 2011, a principal amount of $574.6 million under the Term B loans commitment and $347.3 million under the revolving loan commitment were outstanding. On December 28, 2009, the Company also paid loan costs totaling $50.0 million related to the Exit Credit Facility that it recognized as an asset on its balance sheet. The Company amortizes these capitalized costs to expense over the life of the Exit Credit Facility.

Subsequent to the end of each fiscal year, a portion of our cash flow must be used to repay outstanding principal amounts under the Term B loans. The Company did not have excess cash flow from 2011 to be applied toward the outstanding principal under the Term B loans. In April 2011, the Company paid approximately $46.3 million of its excess cash flow from 2010 toward the outstanding principal under the Term B loans. After giving effect of the 2010 prepayment and other prepayments, the Term B loans must be repaid in 16 quarterly installments of approximately $3.9 million which began on April 15, 2011, with the final installment due on December 28, 2014. The Exit Credit Facility also requires us to use the proceeds we receive from certain asset sales and specified debt or equity issuances and upon the occurrence of other events to repay outstanding borrowings under the Exit Credit Facility. The cash proceeds received by the Company from the Rights Offering will not be required to be prepaid to the lenders under the Exit Credit Facility as a mandatory prepayment.

The Exit Credit Facility includes a $100.0 million sub-limit for swingline loans and a $200.0 million sub-limit for letters of credit. Outstanding borrowings under the revolving loan commitment bear interest at a per annum rate equal to 3.00% plus the greater of (i) the US prime rate as published by the Wall Street Journal, (ii) the average federal funds rate plus 0.5%, and (iii) the one-month LIBOR rate plus 1.0%, in the case of alternate base rate loans, or 4.00% plus the one, two, three or six month LIBOR rate adjusted by the applicable statutory reserve, in the case of Eurodollar loans. Outstanding Term B-1 loans bear interest at a per annum rate equal to 3.50% plus greater of (i) the US prime rate, as published by the Wall Street Journal, (ii) the average federal funds rate plus 0.5%, and (iii) the one month LIBOR rate plus 1.0%, in the case of alternate base rate loans, or 4.50%, plus the one, two, three or six month LIBOR Rate adjusted by the applicable statutory reserve, in the case of Eurodollar loans. Outstanding Term B-2 loans bear interest at a per annum rate equal to 9.00%. Commitment fees charged on the revolving commitments under the Exit Credit Facility accrue at a per annum rate equal to 0.50%.

Actual borrowings by the Company under the revolving credit commitment component of the Exit Credit Facility are subject to a borrowing base, which is a formula based on certain eligible inventory, eligible receivables and restricted cash under the control of CoBank ACB, as administrative agent under the Exit Credit Facility. The borrowing base formula is reduced by the sum of (i) inventory reserves, (ii) rent and collateral access reserves, and (iii) any amount more than 15 days past due that is owed by the Company or its subsidiaries to any person on account of the purchase price of agricultural products or services (including poultry and livestock) if that person is entitled to any grower's or producer's lien or other security arrangement. As of December 25, 2011, the applicable borrowing base was $635.4 million, the amount available for borrowing under the revolving loan commitment was $248.0 million and outstanding borrowings and letters of credit under the revolving loan commitment were $347.3 million and $40.1 million, respectively.

Under the Exit Credit Facility, JBS USA, the Company's majority stockholder, or its affiliates may make loans to the Company on a subordinated basis on terms reasonably satisfactory to the agents under the Exit Credit Facility and up to $200.0 million of such subordinated indebtedness may be included in the calculation of EBITDA (as defined in the Exit Credit Facility as amended).

The Exit Credit Facility provides that the Company may not incur capital expenditures in excess of $175.0 million in 2011 and 2012 and $350.0 million each fiscal year thereafter. The Exit Credit Facility contains various other covenants that may adversely affect our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain restricted payments, consummate certain assets sales, enter into certain transactions with JBS USA and our other affiliates, merge, consolidate and/or sell or dispose of all or substantially all of our assets.

On June 23, 2011 and December 16, 2011, the Company entered into amendments to the Exit Credit Facility, which, among other things:

- Temporarily suspended the requirement for the Company to comply with the fixed charge coverage ratio and senior secured leverage ratio financial covenants until September 23, 2012;
- Modified the consolidated tangible net worth financial covenant to (i) require the Company to maintain consolidated tangible net worth of at least $550.0 million, including subordinated indebtedness owed to JBS USA, plus 50.0% of the cumulative net income (excluding any losses) of the Company from June 24, 2011 through the date of calculation and (ii) eliminate the requirement for the Company to comply with that financial covenant for the fiscal quarter ended December 25, 2011 and, if certain conditions are met, for the fiscal quarter ended March 25, 2012;
- Amended the fixed charge coverage ratio and the senior secured leverage ratio financial covenants so that when testing of those financial covenants resumes on September 24, 2012, the Company can calculate those financial covenants based upon a specified number of fiscal quarters selected by the Company;
- Provided that if the Rights Offering occurs on or before March 24, 2012 (which date may be extended under certain circumstances at the sole discretion of the administrative agent and Rabobank International to April 24, 2012), then:
    - The senior secured leverage ratio financial covenant will be set at levels more favorable to the Company after June 30, 2013; and
    - The consolidated tangible net worth financial covenant will be modified to reduce the level of tangible net worth of the Company required to satisfy such financial covenant.

ING Credit Agreement. On October 19, 2011, Avícola Pilgrim's Pride de México, S.A. de C.V. ("Avicola"), Pilgrim's Pride S. de R.L. de C.V. ("PPS", together with Avicola, the "Borrowers") and certain Mexican subsidiaries (together with the Borrowers, the "Loan Parties") entered into an amended and restated credit agreement (the "ING Credit Agreement") with ING Bank (México), S.A. Institución de Banca Múltiple, ING Grupo Financiero, as lender and ING Capital LLC, as administrative agent ("ING Capital"). The ING Credit Agreement has a final maturity date of September 25, 2014. As of December 25, 2011, the US dollar-equivalent of the ING Loan Commitment under the ING Credit Agreement was $40.3 million. There were no outstanding borrowings under the ING Credit Agreement at December 25, 2011.

Under the ING Credit Agreement, if (i) any default or event of default has occurred and is continuing or (ii) the quotient of the borrowing base divided by the outstanding loans and letters of credit (the "Collateral Coverage Ratio") under the ING Credit Agreement is less than 1.25 to 1.00, the loans and letters of credit under the ING Credit Agreement will be subject to, and cannot exceed, a borrowing base. The borrowing base is a formula based on accounts receivable, inventory, prepaid assets, net cash under the control of the administrative agent and up to 150.0 million Mexican pesos of fixed assets of the Loan Parties. The borrowing base formula will be reduced by trade payables of the Loan Parties. If the Collateral Coverage Ratio falls below 1.25 to 1.00, the borrowing base requirement would terminate upon the earlier of (i) the Collateral Coverage Ratio exceeding 1.25 to 1.00 as of the latest measurement period for 60 consecutive days or (ii) the borrowing availability under the ING Credit Agreement being equal to or greater than the greater of 20% of the revolving commitments under the ING Credit Agreement and 100.0 million Mexican pesos for a period of 60 consecutive days.

Avicola may pay dividends or make other restricted payments to the Company in an amount not to exceed in the aggregate 250.0 million Mexican pesos during the term of the ING Credit Agreement if certain conditions are satisfied, including a condition that availability is at least 100% of the revolving loan commitment under the ING Credit Agreement, less any letter of credit liability under the ING Credit Agreement. However, the Company deems its earnings from Mexico to be permanently reinvested. As such, US deferred income taxes have not been provided on these earnings. If such earnings were not considered indefinitely reinvested, certain deferred foreign and US income taxes would be provided.

Early Extinguishment of Debt

The Company did not recognize any expense related to the early extinguishment of debt in 2011. The Company incurred expenses of $11.7 million related to the early extinguishment of debt in 2010. These expenses included costs associated with the elimination of unamortized capitalized finance charges related to the Term A loan and a portion of the Term B loan of the Exit Credit Facility.

Other Disclosures

Substantially all of our domestic inventories and domestic fixed assets are pledged as collateral to secure the obligations under the Exit Credit Facility. The ING Credit Agreement is secured by substantially all of the assets of the Company's Mexico subsidiaries.

Annual maturities of long-term debt for the five years subsequent to December 25, 2011 are as follows:

	Debt Maturities
For the fiscal years ending December:	(In thousands)
2012	$ 15,611
2013	15,886
2014	891,027
2015	50,263
2016	86
Thereafter	503,893
Total maturities	1,476,766
Less: Amount representing original issue discount, net of accretion	(3,154)
Total long-term debt	$ 1,473,612

Total interest expense was $111.5 million, $105.6 million, $44.7 million and $161.9 million in 2011, 2010, the Transition Period and 2009, respectively. Interest related to new construction capitalized in 2011, 2010, the Transition Period and 2009 was $3.4 million, $1.3 million, $1.1 million and $2.6 million, respectively.

13. INCOME TAXES

Income (loss) from continuing operations before income taxes by jurisdiction is as follows:

	2011	2010	Transition Period	2009
		(In thousands)		
US	$ (481,048)	$ (7,594)	$ (64,709)	$ (200,334)
Foreign	(6,078)	74,082	(3,737)	26,485
Total	$ (487,126)	$ 66,488	$ (68,446)	$ (173,849)

The components of income tax expense (benefit) are set forth below:

	2011	2010	Transition Period	2009
		(In thousands)		
Current:				
Federal	$ 741	$ 28,156	$ 10,266	$ (320)
Foreign	13,132	25,815	(245)	2,829
State and other	1,914	(8,549)	—	(2,617)
Total current	15,787	45,422	10,021	(108)
Deferred:				
Federal	(9,128)	(27,823)	(118,514)	(21,025)
Foreign	1,033	(41,212)	15,434	1,199
State and other	872	(225)	(9,312)	(1,652)
Total deferred	(7,223)	(69,260)	(112,392)	(21,478)
	$ 8,564	$ (23,838)	$ (102,371)	$ (21,586)

The effective tax rate for continuing operations for 2011 was (1.8%) compared to (35.9)% for 2010. The effective tax rate for 2011 differed from 2010 primarily as a result of an increase in the valuation allowance during 2011 and the benefit in 2010 on the deconsolidation for tax purposes of the Mexico operations.

The effective tax rate for continuing operations in 2009 was 12.4%. The effective tax rate for 2010 differed from 2009 primarily as a result of a benefit on the deconsolidation for tax purposes of the Mexico operations and a decrease in the valuation allowance. The deconsolidation for tax purposes of the Mexico operations was in response to changes in the Mexican tax laws that became effective January 1, 2010. The deconsolidation reduces the accrued taxes that had been previously recognized under the consolidated filing status as it eliminates recapturing certain taxes required under the new consolidation laws.

The following table reconciles the statutory US federal income tax rate to the Company's effective income tax rate:

	2011	2010	Transition Period	2009
Federal income tax rate	35.0 %	35.0 %	35.0 %	35.0 %
State tax rate, net	2.6	0.8	2.1	2.0
Permanent items	(0.8)	13.6	(0.6)	(0.9)
Permanent items – reorganization costs	0.1	(14.1)	(8.5)	(8.5)
Domestic production activity	(0.8)	(7.3)	—	—
Difference in US statutory tax rate and foreign country effective tax rate	—	(7.8)	0.6	2.2
Book income of consolidated entities attributable to noncontrolling interests	—	(1.7)	0.2	—
Tax credits	1.8	(7.6)	0.9	2.5
Change in reserve for unrecognized tax benefits	(2.5)	13.9	(4.9)	14.6
Change in valuation allowance	(35.3)	(10.9)	155.8	(33.0)
Change in tax legislation	0.9	(44.3)	(22.5)	—
Other	(2.8)	(5.5)	(8.5)	(1.5)
Total	(1.8) %	(35.9) %	149.6 %	12.4 %

Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 25, 2011	December 26, 2010
	(In thousands)	
Deferred tax liabilities:		
PP&E and identified intangible assets	$ 125,310	$ 136,358
Inventories	88,779	88,820
Insurance claims and losses	20,890	15,432
All other current	19,026	3,043
All other noncurrent	10,905	16,956
Total deferred tax liabilities	264,910	260,609
Deferred tax assets:		
Net operating losses	251,328	103,389
Foreign net operating losses	37,932	26,580
Credit carry forwards	57,781	50,055
Allowance for doubtful accounts	6,039	10,053
Accrued liabilities	48,578	35,644
All other noncurrent	19,846	16,293
Derivatives	6	693
Workers compensation	36,318	33,089
Pension and other postretirement benefits	29,269	22,615
Total deferred tax assets	487,097	298,411
Valuation allowance	(230,336)	(53,938)
Net deferred tax assets	256,761	244,473
Net deferred tax liabilities	$ 8,149	$ 16,136

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carry back and carry forward periods), projected future taxable income and tax-planning strategies in making this assessment.

As of December 25, 2011, the Company does not believe it has sufficient positive evidence to conclude that realization of its federal, state and foreign net deferred tax assets is more likely than not to be realized. The increase in valuation allowance of $176.4 million during 2011 was primarily due to an increase in federal, state and foreign net operating losses. As described in more detail below, during the Transition Period the Company carried back $547.7 million of its US federal net operating losses. As a result, during the Transition Period the Company released valuation allowance that had been recorded on its US federal net operating losses in the amount of $109.3 million. As of December 25, 2011, the Company's valuation allowance is $230.3 million, of which $190.7 million relates to federal and state net operating losses and credit carry forwards and $39.6 million relates to Mexico operations.

As of December 25, 2011, the Company had US federal net operating loss carry forwards of approximately $613.2 million that will begin to expire in 2026 and state net operating loss carry forwards of approximately $797.3 million that will begin to expire in 2012. The Company also had Mexico net operating loss carry forwards at December 25, 2011 of approximately $126.4 million that will begin to expire in 2012.

As of December 25, 2011, the Company had approximately $53.3 million of federal tax credit carry forwards that will begin to expire in 2024 and $4.4 million of state tax credit carry forwards that will begin to expire in 2012.

During the Transition Period the Company generated additional net operating losses from stock compensation deductions in excess of expenses recognized for financial reporting purposes ("Excess Tax Benefits"). Excess Tax Benefits are realized when they reduce taxes payable, as determined using a "with and without" method, and are credited to additional paid-in capital when realized. The Company has not recorded Excess Tax Benefits of $22.2 million as of December 25, 2011 from excess stock-based compensation deductions taken on our tax return for which a benefit has not yet been realized.

On November 6, 2009, H.R. 3548 was signed into law and included a provision that allowed most business taxpayers an increased carry back period for net operating losses incurred in 2008 or 2009. As a result, during 2009 the Company utilized $547.7 million of its US federal net operating losses under the expanded carry back provisions of H.R. 3548 and filed a claim for refund of $169.7 million. The Company received $122.6 million in refunds from the Internal Revenue Service ("IRS") from the carry back claims during 2010. The Company anticipates receipt of the remainder of its claim pending resolution of its litigation with the IRS. See "Note 17. Commitments and Contingencies" for additional information.

Section 382 of the Internal Revenue Code of 1986, as amended, imposes an annual limit on the ability of a corporation that undergoes an "ownership change" to use its US net operating losses and tax credits to reduce its tax liability. The Company experienced an ownership change in December 2009, but believes that utilization of the US net operating losses and tax credits will not be hindered by the Section 382 limitation.

The Company has not provided any deferred income taxes on the undistributed earnings of its Mexico subsidiaries based upon the determination that such earnings will be indefinitely reinvested. As of December 25, 2011, the cumulative undistributed earnings of these subsidiaries were approximately $121.1 million. If such earnings were not considered indefinitely reinvested, the Company estimates it would be subject to approximately $42.4 million of US federal income taxes before considering the availability of any US foreign tax credits. For activity after fiscal year ending September 2008, the Company is not permanently reinvesting its earnings in Puerto Rico. Therefore, the earnings generated in Puerto Rico have US taxes provided on the earnings as if the earnings were distributed.

On October 31, 2009, the Mexican Congress enacted tax reform that became effective January 1, 2010. Under the provisions of the new law, the corporate tax rate increased from 28% to 30% beginning in calendar year 2010, will decrease from 30% to 29% in calendar year 2013, and will return to 28% in calendar year 2014. Also, beginning in calendar year 2010, the tax reform treated most consolidated income tax return benefits as temporary benefits for which deferred taxes must be paid once a five-year period has elapsed. For deferred taxes generated in calendar year 2006, that tax must be paid as follows: 25% in each of calendar years 2012 and 2013, 20% in calendar year 2014 and 15% in each of calendar years 2015 and 2016. Additionally, under the new bill, there are recapture rules that apply to separate company losses (post calendar year 1998) utilized in consolidation whereby the losses must be recaptured within five years instead of ten years if the separate company does not generate income to offset the losses. As a result of the tax impact of the new law, the Company recognized a charge of $15.4 million during the Transition Period.

During 2011, the Company completed its deconsolidation of its Mexico operations from a tax perspective to help minimize the impact of the new Mexico tax reform. As a result, all of the Mexico subsidiaries filed separate returns in 2011. The deconsolidation reduced the accrued taxes that had been previously recognized under the consolidated filing status as it eliminated recapturing certain taxes required under the new consolidation laws. As a result of the deconsolidation, the Company recognized a benefit of $4.3 million and $29.5 million during 2011 and 2010, respectively.

The Company follows the provisions of ASC 740-10-25 that clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax benefit is required to meet before being recognized in the financial statements.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	December 25, 2011	December 26, 2010
	(In thousands)	
Unrecognized tax benefits, beginning of year	$ 66,674	$ 25,516
Increase as a result of tax positions taken during the current year	6,368	9,005
Increase as a result of tax positions taken during prior years	13,964	87,654
Decrease as a result of tax positions taken during prior years	(22,198)	(55,156)
Decrease relating to settlements with taxing authorities	—	(345)
Unrecognized tax benefits, end of year	$ 64,808	$ 66,674

Included in unrecognized tax benefits of $64.8 million at December 25, 2011, was $19.6 million of tax benefits that, if recognized, would reduce the Company's effective tax rate. It is not practicable at this time to estimate the amount of unrecognized tax benefits that will change in the next twelve months.

The Company recognizes interest and penalties related to unrecognized tax benefits in its provision for income taxes. As of December 25, 2011, the Company had recorded a liability of $23.9 million for interest and penalties. During 2011, accrued interest and penalty amounts related to uncertain tax positions were increased by $5.1 million.

The IRS has concluded the examination and appeals phase for the tax year ended September 26, 2002. The Company continues to be under examination for Gold Kist and its subsidiaries for the tax years June 30,

2004 through December 27, 2006.

The Company operates in the US (including multiple state jurisdictions), Puerto Rico and Mexico. With few exceptions, the Company is no longer subject to US federal, state or local income tax examinations for years prior to 2003 and is no longer subject to Mexico income tax examinations by taxing authorities for years prior to 2006.

The Company is currently working with the IRS through the normal processes and procedures that are available to all taxpayers outside of bankruptcy to resolve the IRS' proofs of claim. In connection, the Company has filed various petitions in United States Tax Court ("Tax Court") in response to the Notices of Deficiency that were issued to the Company. These matters are currently in litigation. See "Note 17. Commitments and Contingencies" for additional information.

The Company requested and received approval from the IRS to change the Company's tax year end from the Saturday nearest September 30 of each year to the last Sunday in December of each year. This change aligns the Company's tax year with the tax year of JBS USA. The Company now operates on the basis of a 52/53-week tax year that ends on the Sunday falling on or before December 31.

14. PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company sponsors programs that provide retirement benefits to most of its employees. These programs include qualified defined benefit pension plans, nonqualified defined benefit retirement plans, a defined benefit postretirement life insurance plan, and defined contribution retirement savings plans. Under all of our retirement plans, the Company's expenses were $7.9 million, $9.4 million, $2.2 million, and $10.1 million in 2011, 2010, the Transition Period and 2009, respectively.

The Company used a year-end measurement date of December 25, 2011 for its pension and postretirement benefits plans. Certain disclosures are listed below. Other disclosures are not material to the financial statements.

Qualified Defined Benefit Pension Plans

The Company sponsored three qualified defined benefit pension plans:

- The Pilgrim's Pride Retirement Plan for Union Employees (the "Union Plan"),
- The Pilgrim's Pride Retirement Plan for El Dorado Union Employees (the "El Dorado" Plan), and
- The Pilgrim's Pride Pension Plan for Legacy Gold Kist Employees (the "GK Pension Plan").

The Union Plan covers certain locations or work groups within PPC. The El Dorado Plan was spun off from the Union Plan effective January 1, 2008 and covered certain eligible locations or work groups within the Company. This plan was settled in 2010. The GK Pension Plan covers certain eligible US employees who were employed at locations that the Company purchased through its acquisition of Gold Kist in 2007. Participation in the GK Pension Plan was frozen as of February 8, 2007, for all participants with the exception of terminated vested participants who are or may become permanently and totally disabled. The plan was frozen for that group as of March 31, 2007.

Nonqualified Defined Benefit Pension Plans

The Company sponsored two nonqualified defined benefit retirement plans:

- The Former Gold Kist Inc. Supplemental Executive Retirement Plan (the "SERP Plan"), and

- The Former Gold Kist Inc. Directors' Emeriti Retirement Plan (the "Directors' Emeriti Plan").

Pilgrim's Pride assumed sponsorship of the SERP Plan and Directors' Emeriti Plan through its acquisition of Gold Kist in 2007. The SERP Plan provides benefits on compensation in excess of certain Internal Revenue Code limitations to certain former executives with whom Gold Kist negotiated individual agreements. Benefits under the SERP Plan were frozen as of February 8, 2007. The Directors' Emeriti Plan provides benefits to former Gold Kist directors.

Defined Benefit Postretirement Life Insurance Plan

The Company currently sponsors one defined benefit postretirement life insurance plan named the Gold Kist Inc. Retiree Life Insurance Plan (the "Insurance Plan").

Pilgrim's Pride also assumed defined benefit postretirement medical and life insurance obligations, including the Insurance Plan, through its acquisition of Gold Kist in 2007. In January 2001, Gold Kist began to substantially curtail its programs for active employees. On July 1, 2003, Gold Kist terminated medical coverage for retirees age 65 or older, and only retired employees in the closed group between ages 55 and 65 could continue their coverage at rates above the average cost of the medical insurance plan for active employees. These retired employees will all reach the age of 65 by 2012 and liabilities of the postretirement medical plan will then end.

Defined Benefit Plans Obligations and Assets

The following tables provide reconciliations of the changes in the plans' projected benefit obligations and fair value of assets as well as statements of the funded status, balance sheet reporting and economic assumptions for these plans:

	Pension Benefits		Other Benefits	
	2011	2010	2011	2010
	(In thousands)			
Change in projected benefit obligation:				
Projected benefit obligation, beginning of year	$ 155,653	$ 161,607	$ 2,127	$ 2,114
Service cost	173	165	—	—
Interest cost	8,213	8,659	112	115
Actuarial losses (gains)	12,072	6,675	(170)	3
Benefits paid	(8,180)	(6,306)	(108)	(105)
Curtailments and settlements	—	(15,147)	—	—
Projected benefit obligation, end of year	$ 167,931	$ 155,653	$ 1,961	$ 2,127

	Pension Benefits		Other Benefits	
	2011	2010	2011	2010
	(In thousands)			
Change in plan assets:				
Fair value of plan assets, beginning of year	$ 84,863	$ 85,690	$ —	$ —
Actual return on plan assets	(3,247)	11,332	—	—
Contributions by employer	7,757	9,817	108	105
Benefits paid	(8,180)	(6,306)	(108)	(105)
Curtailments and settlements	—	(15,670)	—	—
Fair value of plan assets, end of year	$ 81,193	$ 84,863	$ —	$ —

	Pension Benefits		Other Benefits	
	2011	2010	2011	2010
	(In thousands)			
Funded status:				
Funded status	$ (86,738)	$ (70,790)	$ (1,961)	$ (2,127)
Unrecognized prior service cost	—	19	—	—
Unrecognized net actuarial loss (gain)	31,108	9,708	(217)	(47)
Accrued benefit cost	$ (55,630)	$ (61,063)	$ (2,178)	$ (2,174)

	Pension Benefits		Other Benefits	
	2011	2010	2011	2010
	(In thousands)			
Amounts recognized in the balance sheets:				
Accrued benefit cost (current)	$ (10,993)	$ (12,820)	$ (166)	$ (183)
Accrued benefit cost (long-term)	(75,745)	(57,970)	(1,795)	(1,944)
Accumulated other comprehensive loss (income)	31,108	9,727	(217)	(47)
Net amount recognized	$ (55,630)	$ (61,063)	$ (2,178)	$ (2,174)

The accumulated benefit obligation for all defined benefit plans was $169.8 million and $157.8 million at December 25, 2011 and December 26, 2010, respectively. All of the Company's defined benefit plans had an accumulated benefit obligation in excess of plan assets at December 25, 2011 and December 26, 2010.

Net Periodic Benefit Cost (Income)

The following table provides the components of net periodic benefit cost (income) for the plans:

	Pension Benefits				Other Benefits			
	2011	2010	Transition Period	2009	2011	2010	Transition Period	2009
	(In thousands)							
Service cost	$ 173	$ 165	$ 166	$ 672	$ —	$ —	$ —	$ —
Interest cost	8,213	8,659	2,198	8,899	112	115	32	135
Estimated return on plan assets	(6,177)	(6,117)	(1,547)	(6,781)	—	—	—	—
Curtailment loss	16	36	—	—	—	—	—	—
Settlement loss (gain)	—	1,504	78	—	—	—	—	(60)
Amortization of prior service cost	3	3	2	61	—	—	—	—
Amortization of net loss (gain)	96	1	(420)	(2,227)	—	—	(2)	(49)
Effect of special events	—	—	—	410	—	—	—	—
Net periodic benefit cost	$ 2,324	$ 4,251	$ 477	$ 1,034	$ 112	$ 115	$ 30	$ 26

Economic Assumptions

The following table presents the assumptions used in determining the benefit obligations:

	Pension Benefits		Other Benefits	
	2011	2010	2011	2010
Discount rate	5.09%	5.50%	5.09%	5.50%
Rate of increase in compensation levels	3.00%	3.00%	NA	NA

The decrease in discount rate resulted in an increase in pension benefit obligation of $12.0 million.

The following table presents the assumptions used in determining the net periodic benefit cost amounts:

	Pension Benefits				Other Benefits			
	2011	2010	Transition Period	2009	2011	2010	Transition Period	2009
Discount rate	5.50%	5.69%	5.47%	7.42%	5.50%	5.69%	6.98%	7.53%
Rate of increase in compensation levels	3.00%	3.00%	3.00%	3.00%	NA	NA	NA	NA
Expected return on plan assets	7.75%	7.67%	7.65%	7.77%	NA	NA	NA	NA

The expected rate of return on plan assets was determined based on the current interest rate environment and historical market premiums relative to the fixed income rates of equities and other asset classes. We also take into consideration anticipated asset allocations, investment strategies and the views of various investment professionals when developing this rate.

Plan Assets

The following table reflects the pension plans' actual asset allocations:

	2011	2010
Cash and money market funds	—%	1%
Equity securities	71%	72%
Debt securities	29%	27%
Total assets	100%	100%

Absent regulatory or statutory limitations, the target asset allocation for the investment of the assets for our ongoing pension plans is 30% in debt securities and 70% in equity securities. The plans only invest in debt and equity instruments for which there is a ready public market. We develop our expected long-term rate of return assumptions based on the historical rates of returns for equity and debt securities of the type in which our plans invest.

The fair value measurements of plan assets fell into the following levels of the fair value hierarchy as of December 25, 2011:

	Level 1	Level 2	Level 3	Total
		(In thousands)		
Equity securities	$ —	$ 57,495	$ —	$ 57,495
Debt securities	—	23,698	—	23,698
Total	$ —	$ 81,193	$ —	$ 81,193

The valuation of plan assets in Level 2 is determined using a market approach based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for substantially the full term of the financial instrument. Level 2 securities primarily include equity and fixed income securities funds.

Benefit Payments

The following table reflects the benefits as of December 25, 2011 expected to be paid in each of the next five years and in the aggregate for the five years thereafter from our pension and other postretirement plans. Because our pension plans are primarily funded plans, the anticipated benefits with respect to these plans will come primarily from the trusts established for these plans. Because our other postretirement plans are unfunded, the anticipated benefits with respect to these plans will come from our own assets.

	Pension Benefits	Other Benefits
	(In thousands)	
2012	$ 10,993	$ 166
2013	10,796	169
2014	10,667	170
2015	10,250	171
2016	10,368	171
2017-2021	49,860	817
Total	$ 102,934	$ 1,664

We anticipate contributing $9.9 million and $0.2 million to our pension and other postretirement plans, respectively, during 2012.

Unrecognized Benefit Amounts in Accumulated Other Comprehensive Loss (Income)

The amounts in accumulated other comprehensive income (loss) that were not recognized as components of net periodic benefits cost and the changes in those amounts are as follows:

	Pension Benefits		Other Benefits	
	2011	2010	2011	2010
	(In thousands)			
Net actuarial loss (gain)	$ 31,108	$ 9,708	$ (217)	$ (47)
Net prior service cost	—	19	—	—
Total	$ 31,108	$ 9,727	$ (217)	$ (47)

	Pension Benefits				Other Benefits			
	2011	2010	Transition Period	2009	2011	2010	Transition Period	2009
	(In thousands)							
Net actuarial loss (gain), beginning of period	$ 9,708	$ 10,017	$ 19,967	$ (30,714)	$ (47)	$ (50)	$ 14	$ (670)
Amortization	(96)	(1)	(612)	2,227	—	—	(2)	49
Curtailment and settlement adjustments	—	(1,768)	(78)	(410)	—	—	—	60
Actuarial loss (gain)	12,072	6,675	(12,444)	43,362	(170)	3	(62)	270
Asset loss (gain)	9,424	(5,215)	3,184	6,193	—	—	—	—
Other	—	—	—	(691)	—	—	—	305
Net actuarial loss (gain), end of period	$ 31,108	$ 9,708	$ 10,017	$ 19,967	$ (217)	$ (47)	$ (50)	$ 14
Net prior service cost, beginning of period	$ 19	$ 58	$ 60	$ 121	$ —	$ —	$ —	$ —
Amortization	(19)	(39)	(2)	(61)	—	—	—	—
Net prior service cost, end of period	$ —	$ 19	$ 58	$ 60	$ —	$ —	$ —	$ —

The Company expects to recognize in net periodic benefit cost throughout 2012 a pension benefits actuarial loss of $1.7 million that was recorded in accumulated other comprehensive income at December 25, 2011.

Defined Contribution Plans

The Company currently sponsors two defined contribution retirement savings plans:

- The Pilgrim's Pride Retirement Savings Plan (the "RS Plan"), a Section 401(k) salary deferral plan, and
- The To-Ricos Employee Savings and Retirement Plan (the "To-Ricos Plan"), a Section 1165(e) salary deferral plan.

Under the RS Plan, eligible US employees may voluntarily contribute a percentage of their compensation. The Company matches up to 30.0% of the first 2.14% to 6.00% of salary based on the salary deferral and compensation levels up to $245,000. The Company's expenses related to contributions to the RS Plan totaled $5.5 million, $4.5 million, $1.3 million and $5.9 million in 2011, 2010, the Transition Period and 2009, respectively. The To-Ricos Plan is maintained for certain eligible Puerto Rican employees. Under the To-Ricos Plan, eligible employees may voluntarily contribute a percentage of their compensation and there are various company matching provisions. During 2011, 2010, the Transition Period and 2009, the Company's expenses related to contributions to the To-Ricos Plan were immaterial.

The Company also maintains three postretirement plans for eligible Mexico employees as required by Mexico law that primarily cover termination benefits. Separate disclosure of the Mexican plan obligations is not considered material.

Certain retirement plans that the Company sponsors invest in a variety of financial instruments. Certain postretirement funds in which the Company participates hold significant amounts of mortgage-backed securities. However, none of the mortgages collateralizing these securities are considered subprime.

15. STOCKHOLDERS' EQUITY

Rights Offering

The Company distributed to the holders of its common stock of record on January 17, 2012 non-transferable subscription rights for each share of its common stock (the "Rights Offering"). Each subscription right entitles the holder to purchase 0.2072 shares of common stock at a purchase price of $4.50 per share. The Rights Offering also includes an over-subscription privilege, which entitles a stockholder who exercises all of their basic subscription privilege in full the right to purchase pro rata additional shares of common stock that remain unsubscribed at the expiration of the Rights Offering, which is scheduled for February 29, 2012.

The Company's majority stockholder, JBS USA, has entered into an agreement pursuant to which JBS USA has committed to participate in the Rights Offering and exercise its basic subscription and over-subscription in full. The Company anticipates that aggregate gross proceeds of the offering will be approximately $200.0 million.

Stock Compensation

The Company granted 200,000 restricted shares of its common stock to William W. Lovette effective January 14, 2011 in connection with the employment agreement between itself and Mr. Lovette. On January 5, 2012 the Company issued the 200,000 shares to allow Mr. Lovette participation in the Rights Offering. These shares will be awarded to Mr. Lovette when they vest on January 3, 2013 and January 3, 2014 as described above. See "Note 18. Incentive Compensation Plans" to the Consolidated Financial Statements for additional information.

Other than the above arrangements, the Company does not have any other outstanding stock compensation grants.

Restrictions on Retained Earnings

The Exit Credit Facility prohibits us from paying dividends on the common stock of the Company. Further, the indenture governing the 2018 Notes restricts, but does not prohibit, the Company from declaring dividends.

Other Comprehensive Income

The amounts of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments, are as follows:

Expense (Benefit)	2011	2010	Transition Period	2009
		(In thousands)		
Unrealized holding gains (losses) on available- for-sale securities	$ (658)	$ (66)	$ —	$ 1,454
Recognition in earnings of a previously unrecognized gain on derivative instrument designated as a cash flow hedge	—	(1,521)	—	(201)
Gains (losses) associated with pension and other postretirement benefits	—	3,934	—	(530)
	$ (658)	$ 2,347	$ —	$ 723

Accumulated Other Comprehensive Loss

As of December 25, 2011 and December 26, 2010, the balance of each component of accumulated other comprehensive loss is as follows:

Component	2011	2010
	(In thousands)	
Unrealized holding gains on available-for-sale securities, net of tax	$ 12	$ 1,172
Losses associated with pension and other postretirement benefits, net of tax	(46,082)	(24,809)
	$ (46,070)	$ (23,637)

16. RELATED PARTY TRANSACTIONS

On December 28, 2009, JBS USA became the holder of the majority of the common stock of the Company. Lonnie A. "Bo" Pilgrim, an original partner in the Company's predecessor partnership founded in 1946, and certain entities related to Mr. Pilgrim collectively own the second-largest block of Pilgrim's common stock. Mr. Pilgrim serves as the Founder Director of the Company.

Transactions with a JBS USA subsidiary and the Founder Director are summarized below:

	2011	2010	Transition Period	2009
		(In thousands)		
JBS USA, LLC:				
Purchases from JBS USA, LLC	$ 173,081	$ 93,898	$ —	$ —
Expenditures paid by JBS USA, LLC on behalf of Pilgrim's Pride Corporation[(a)]	26,331	26,818	—	—
Sales to JBS USA, LLC	117,909	5,422	—	—
Expenditures paid by Pilgrim's Pride Corporation on behalf of JBS USA, LLC[(a)]	1,312	482	—	—
Sale of PFS Distribution business assets to JBS USA, LLC[(f)]	24,479	—	—	—
Sale of pork business assets to JBS USA, LLC[(g)]	13,000	—	—	—
Founder Director:				
Sale of airplane hangars and undeveloped land to Founder Director[(e)]	—	1,450	—	—
Purchase of commercial egg property from Founder Director[(b)]	—	12,000	—	—
Loan guaranty fees paid to Founder Director[(c)]	—	8,928	—	1,473
Contract grower pay paid to Founder Director	1,132	1,249	185	1,037
Consulting fee paid to Founder Director[(d)]	1,497	1,497	—	—
Board fees paid to Founder Director[(d)]	154	105	—	—
Lease payments and operating expenses on airplane	—	—	—	68
Lease payments on commercial egg property paid to Founder Director	—	125	188	750
Sales to Founder Director	22	28	146	686

(a) On January 19, 2010, the Company entered into an agreement with JBS USA, LLC in order to allocate costs associated with JBS USA, LLC's procurement of SAP licenses and maintenance services for its combined companies. Under this agreement, the fees associated with procuring SAP licenses and maintenance services are allocated between the Company and JBS USA, LLC in proportion to the percentage of licenses used by each company. The agreement expires on the date of expiration, or earlier termination, of the underlying SAP license agreement. On May 5, 2010, the Company also entered into an agreement with JBS USA, LLC in order to allocate the costs of supporting the business operations by one consolidated corporate team, which have historically been supported by their respective corporate teams. Expenditures paid by JBS USA, LLC on behalf of the Company will be reimbursed by the Company and expenditures paid by the Company on behalf of JBS USA, LLC will be reimbursed by JBS USA, LLC. This agreement expires on May 5, 2015.

(b) On February 23, 2010, the Company purchased a commercial egg property from the Founder Director for $12.0 million. Prior to the purchase, the Company leased the commercial egg property including all of the ongoing costs of the operation from the Founder Director.

(c) Prior to December 28, 2009, Pilgrim Interests, Ltd., an entity related to the Founder Director, guaranteed a portion of the Company's debt obligations. In consideration of such guarantees, the Company would pay Pilgrim Interests, Ltd. a quarterly fee equal to 0.25% of one-half of the average aggregate outstanding balance of such guaranteed debt. Pursuant to the terms of the financing in place during the term of the Company's Chapter 11 case, the Company could not pay any loan guarantee fees without the consent of the lenders party thereto. At December 27, 2009, the Company had accrued loan guaranty fees totaling $8.9 million. The Company paid these fees after emerging from bankruptcy on December 28, 2009.

(d) In connection with the Company's plan of reorganization, the Company and the Founder Director entered into a consulting agreement, which became effective on December 28, 2009. The terms of the consulting agreement include, among other things, that the Founder Director (i) will provide services to the Company that are comparable in the aggregate with the services provided by him to the Company prior to December 28, 2009, (ii) will be appointed to the Board of Directors of the Company and during the term of the consulting agreement will be nominated for subsequent terms on the board, (iii) will be compensated for services rendered to the Company at a rate of $1.5 million per year for a term of five years, (iv) will be subject to customary non-solicitation and non-competition provisions and (v) will be, along with his spouse, provided with medical benefits (or will be compensated for medical coverage) that are comparable in the aggregate to the medical benefits afforded to employees of the Company.

(e) On June 9, 2010, the Company sold two airplane hangars and undeveloped land to the Founder Director for $1.45 million.

(f) On October 7, 2011, the Company and certain of its wholly owned subsidiaries entered into an agreement with JBS USA, LLC and JBS Trading International, Inc. to sell certain real property, tractor trailers, inventory, equipment, accounts receivable and other assets related to our distribution and transportation businesses. See paragraph below for additional information regarding this sale.

(g) On October 26, 2011, the Company entered into an agreement with Swift Pork Company, a wholly owned subsidiary of JBS USA, LLC, to sell certain real property, tractor trailers, inventory, livestock, equipment, accounts receivable and other assets related to our pork business. See paragraph below for additional information regarding this sale.

As of December 25, 2011 and December 26, 2010, the outstanding payable to JBS USA was $11.7 million and $7.2 million, respectively. As of December 25, 2011 and December 26, 2010, the outstanding receivable from JBS USA, LLC was $21.2 million and $0.5 million, respectively. As of December 25, 2011, approximately $2.6 million of goods from JBS USA, LLC were in transit and not reflected on our

Consolidated Balance Sheet.

The Company is party to grower contracts involving farms owned by the Founder Director that provide for the placement of Company-owned flocks on these farms during the grow-out phase of production. These contracts are on terms substantially the same as contracts executed by the Company with unaffiliated parties and can be terminated by either party upon completion of the grow-out phase for each flock. The aggregate amounts paid by the Company to the Founder Director under these grower contracts were less than $1.3 million in each of the periods 2011, 2010, the Transition Period, and 2009.

The Company leased an airplane from its Founder Director under an operating lease agreement. The terms of the lease agreement required monthly payments of $33,000 plus operating expenses. The lease was terminated on November 18, 2008. Lease expense was $66,000 in 2009. Operating expenses were $1,500 in 2009.

The Company maintains depository accounts with a financial institution in which the Company's Founder Director is also a major stockholder. Fees paid to this bank in 2011, 2010, the Transition Period, and 2009 were insignificant. The Company had account balances at this financial institution of approximately $1.9 million and $4.2 million at December 25, 2011 and December 26, 2010, respectively.

The Founder Director has deposited $0.3 million with the Company as an advance on miscellaneous expenditures.

A son of the Founder Director sold commodity feed products and a limited amount of other services to the Company totaling approximately $0.2 million in the year ended 2011 and $0.4 million in each of the years ended 2010 and 2009. There were no significant purchases during the Transition Period. He also leases a small amount of land for an insignificant rent.

On March 2, 2011, the Company contracted with a third party real estate company to market the home of our Chief Executive Officer in order for him to relocate to Colorado. The officer has been guaranteed up to $2.1 million when the home is sold.

On October 7, 2011, the Company and certain of its wholly owned subsidiaries entered into an agreement with JBS USA, LLC and JBS Trading International, Inc. to sell certain real property, tractor trailers, inventory, equipment, accounts receivable and other assets related to our distribution and transportation businesses. The purchase price for these assets was $24.5 million, paid in cash, and the transaction closed on November 18, 2011. Company management analyzed the terms of the contract and believe that they were substantially similar to and contain terms no less favorable to us than those obtainable from unaffiliated parties. Additionally, the Audit Committee of the Company's Board of Directors reviewed and approved the agreement.

On October 26, 2011, the Company entered into an agreement with Swift Pork Company, a wholly owned subsidiary of JBS USA, LLC to sell certain real property, tractor trailers, inventory, livestock, equipment, accounts receivable and other assets related to our pork business. The purchase price for these assets is $13.0 million, payable in cash, subject to adjustment based on the final accounting of the assets. The closing occurred on December 2, 2011, but the final accounting of the assets will not take place until approximately the second quarter of 2012. Company management analyzed the terms of the contract and believe that they were substantially similar to and contain terms no less favorable to us than those obtainable from unaffiliated parties. Additionally, the Audit Committee of the Company's Board of Directors reviewed and approved the agreement.

17. COMMITMENTS AND CONTINGENCIES

General

We are a party to many routine contracts in which we provide general indemnities in the normal course of business to third parties for various risks. Among other considerations, we have not recorded a liability for any of these indemnities as based upon the likelihood of payment, the fair value of such indemnities would not have a material impact on our financial condition, results of operations and cash flows.

Purchase Obligations

The Company will sometimes enter into noncancelable contracts to purchase capital equipment and certain commodities such as corn, soybean meal, cooking oil and natural gas. At December 25, 2011, the Company was party to outstanding purchase contracts totaling $143.6 million. Payments for purchases made under these contracts are due in less than one year.

Operating Leases

The Consolidated Statements of Operations include rental expense for operating leases of approximately $26.2 million, $58.3 million, $12.4 million and $68.4 million in 2011, 2010, the Transition Period and 2009, respectively. The Company's future minimum lease commitments under noncancelable operating leases are as follows: 2012—$16.1 million; 2013—$7.0 million; 2014—$2.1 million; 2015—$1.5 million; and 2016—$47,331.

Certain of the Company's operating leases include rent escalations. The Company includes the rent escalation in its minimum lease payments obligations and recognizes them as a component of rental expense on a straight-line basis over the minimum lease term.

The Company also maintains operating leases for various types of equipment, some of which contain residual value guarantees for the market value of assets at the end of the term of the lease. The terms of the lease maturities range from one to ten years. The maximum potential amount of the residual value guarantees is estimated to be approximately $20.2 million; however, the actual amount would be offset by any recoverable amount based on the fair market value of the underlying leased assets. No liability has been recorded related to this contingency as the likelihood of payments under these guarantees is not considered to be probable and the fair value of such guarantees is immaterial. The Company historically has not experienced significant payments under similar residual guarantees.

Financial Instruments

At December 25, 2011, the Company was party to outstanding standby letters of credit totaling $40.1 million that affected the amount of funds available for borrowing under the Exit Credit Facility.

Pursuant to the terms of the Subordinated Loan Agreement, we have agreed to reimburse JBS USA up to $56.5 million for draws upon any letters of credit issued for JBS USA's account that support certain obligations of Mayflower Insurance Company, Ltd., a wholly owned subsidiary of the Company.

The Company's loan agreements generally obligate the Company to reimburse the applicable lender for incremental increased costs due to a change in law that imposes (i) any reserve or special deposit requirement against assets of, deposits with or credit extended by such lender related to the loan, (ii) any tax, duty or other charge with respect to the loan (except standard income tax) or (iii) capital adequacy requirements. In addition, some of the Company's loan agreements contain a withholding tax provision that requires the Company to pay additional amounts to the applicable lender or other financing party, generally if withholding taxes are imposed on such lender or other financing party as a result of a change in the applicable tax law. These increased cost and withholding tax provisions continue for the entire term of the applicable transaction, and there is no limitation on the maximum additional amounts the Company could be obligated to pay under such provisions. Any failure to pay amounts due under such provisions generally would trigger an event of default, and, in a secured financing transaction, would entitle the lender to foreclose upon the collateral to realize the amount due.

Litigation

The Company is subject to various legal proceedings and claims which arise in the ordinary course of business. In the Company's opinion, it has made appropriate and adequate accruals for claims where necessary; however, the ultimate liability for these matters is uncertain, and if significantly different than the amounts accrued, the ultimate outcome could have a material effect on the financial condition or results of operations of the Company. For a discussion of the material legal proceedings and claims, see "Part I, Item 3. Legal Proceedings." Below is a summary of some of these material proceedings and claims. The Company believes it has substantial defenses to the claims made and intends to vigorously defend these cases.

On December 1, 2008, the Debtors filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. The cases were jointly administered under Case No. 08-45664. Until the Effective Date, the Debtors operated their business as "debtors-in-possession" under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. The Debtors emerged from Chapter 11 on the Effective Date. The Company continues to work through the claims allowance process with respect to claims arising before the Effective Date. The Company will be responsible to the extent those claims become allowed claims.

Among the claims presently pending are claims brought against certain current and former directors, executive officers and employees of the Company, the Pilgrim's Pride Administrative Committee and the Pilgrim's Pride Pension Committee seeking unspecified damages under section 502 of the Employee Retirement Income Security Act of 1974 ("ERISA"), 29 U.S.C. § 1132. These claims were brought by individual participants in the Pilgrim's Pride Retirement Savings Plan, individually and on behalf of a putative class, alleging that the defendants breached fiduciary duties to plan participants and beneficiaries or otherwise violated ERISA. Although the Company is not a named defendant in these claims, our bylaws require us to indemnify our current and former directors and officers from any liabilities and expenses incurred by them in connection with actions they took in good faith while serving as an officer or director. In these actions the plaintiffs assert claims in excess of $35.0 million. The likelihood of an unfavorable outcome or the amount or range of any possible loss to the Company cannot be determined at this time.

Also, among the claims presently pending against the Company are two identical claims seeking unspecified damages, each brought by a stockholder, individually and on behalf of a putative class, alleging violations of certain antifraud provisions of the Securities Exchange Act of 1934. The court consolidated these cases into one matter. The parties have reached an agreement to settle this matter for $1.5 million, subject to court approval. A Stipulation of Settlement was filed on November 14, 2011. On January 23, 2012, the court issued an Order Preliminarily Approving Settlement, in which the court set a hearing date for the final approval of the settlement for May 1, 2012. If the case does not settle as expected, the defendants intend to defend vigorously against the merits of the action and any attempts by the lead plaintiff to certify a class action.

Other claims presently pending against the Company are claims seeking unspecified damages brought by current or former contract chicken growers who allege, along with other assertions, that the Company breached grower contracts and made false representations to induce the plaintiffs into building chicken farms and entering into chicken growing agreements with the Company. In the case styled *Sheila Adams, et al. v. Pilgrim's Pride Corporation*, on September 30, 2011, the trial court issued its findings of fact and conclusions of law stating that the Company violated section 192(e) of the Packers and Stockyards Act of 1921 by purportedly attempting to manipulate the price of chicken by idling the El Dorado, Arkansas complex and awarded damages in the amount of $25.8 million. Afterward, the Company filed post-judgment motions attacking the trial court's findings of fact and conclusions of law, which, on December 28, 2011, were granted in part and resulted in a reduction of the damages award from $25.8 million to $25.6 million. On January 19, 2012, the Company appealed the findings of fact and conclusions of law and decision concerning the post-judgment motions to the United States Fifth Circuit Court of Appeals. The Company intends to vigorously pursue its appellate rights and defend against the underlying judgment. While the outstanding judgment is reasonably possible, the Company has recorded an estimated probable loss that is less than the outstanding judgment. No date has been scheduled for trying the remaining growers' claims, but the Company intends to vigorously defend against these claims. Although the likelihood of financial loss related to the remaining growers' claims is reasonably possible, an estimate of potential loss cannot be determined at this time because of now conflicting legal authority, the factual nature of the various growers' individual claims, and a new judge who will preside over the remaining bench trials. There can be no assurances that other similar claims may not be brought against the Company.

The United States Department of Treasury, Internal Revenue Service ("IRS") has filed an amended proof of claim in the Bankruptcy Court pursuant to which the IRS asserts claims that total $74.7 million. We have filed in the Bankruptcy Court (i) an objection to the IRS' amended proof of claim, and (ii) a motion requesting the Bankruptcy Court to determine our US federal tax liability pursuant to Sections 105 and 505 of the Bankruptcy Code. The objection and motion assert that the Company has no liability for the additional US federal taxes that have been asserted for pre-petition periods by the IRS. The IRS has responded in opposition to our objection and motion. On July 8, 2010, the Bankruptcy Court granted our unopposed motion requesting that the Bankruptcy Court abstain from determining our federal tax liability. As a result, we intend to work with the IRS through the normal processes and procedures that are available to all taxpayers outside of bankruptcy (including the United States Tax Court ("Tax Court") proceedings discussed below) to resolve the IRS' amended proof of claim.

In connection with the amended proof of claim, on May 26, 2010, we filed a petition in Tax Court in response to a Notice of Deficiency that was issued to the Company as the successor in interest to Gold Kist. The Notice of Deficiency and the Tax Court proceeding relate to a loss that Gold Kist claimed for its tax year ended June 30, 2004. The matter is currently in litigation before the Tax Court.

On August 10, 2010, we filed two petitions in Tax Court. The first petition relates to three Notices of Deficiency that were issued to us with respect to our 2003, 2005 and 2007 tax years. The second petition relates to a Notice of Deficiency that was issued to us with respect to Gold Kist's tax year ended June 30, 2005, and its short tax year ended September 30, 2005. Both cases are currently in litigation before the Tax Court.

We express no opinion as to the likelihood of an unfavorable outcome or the amount or range of any possible loss to us related to the above Tax Court cases. If adversely determined, the outcome could have a material effect on the Company's operating results and financial position.

The Notices of Deficiency and the Tax Court proceedings discussed above cover the same tax years and the same amounts that were asserted by the IRS in its $74.7 million amended proof of claim that was filed in the Bankruptcy Court.

US Immigration and Customs Enforcement ("ICE") investigated allegations of identity theft within our workforce. With our cooperation, ICE arrested approximately 350 of our employees in 2008 believed to have engaged in identity theft at five of our facilities. On December 30, 2009, PPC, the US Attorney's Office for the Eastern District of Texas, and the Dallas Office of ICE entered into a non-prosecution agreement and civil resolution of the government's investigation. Under this agreement: (i) the government agreed not to proceed either criminally or civilly against PPC, and to end its investigation of the immigration-related matters, relating to both the company and its current and former officers, employees and directors; (ii) PPC agreed to an immigration compliance program that would remain in effect for at least the 5-year term of the agreement; and (iii) PPC will pay an aggregate of $4.5 million, which approximates the amount the Company had previously accrued for this matter, to the government in four annual installments. We paid the first two installments of $1.1 million in February 2010 and February 2011. The parties acknowledged that PPC was admitting to no civil liability or criminal culpability as a result of the settlement. However, no assurances can be given that further enforcement efforts by governmental authorities against our employees or the Company (i) will not disrupt a portion of our workforce or our operations at one or more of our facilities, thereby negatively impacting our business or (ii) result in the assessment of fines against us that could have a material adverse effect on our financial position, results of operations or cash flows.

18. INCENTIVE COMPENSATION PLANS

The Company granted 200,000 restricted shares of its common stock to William W. Lovette, the Company's Chief Executive Officer, effective January 14, 2011 in connection with the employment agreement with Mr. Lovette. Fifty percent of these shares will vest on January 3, 2013 and the remaining shares will vest on January 3, 2014, subject to Mr. Lovette's continued employment with the Company through the applicable vesting date. The $1.4 million fair value of the shares as of the grant date was determined by multiplying the number of shares granted by the closing market price of the Company's common stock on the grant date. Assuming no forfeiture of shares, the Company will recognize share-based compensation expense of $0.7 million ratably from January 14, 2011 to January 3, 2013. The Company will also recognize share-based compensation expense of $0.7 million ratably from January 14, 2011 to January 3, 2014. During the year ended 2011, the Company recognized share-based compensation expense totaling $0.6 million.

The Company sponsors an annual incentive program that provides the grant of bonus awards payable upon achievement of specified performance goals (the "STIP"). Full-time, salaried exempt employees of the Company and its affiliates who are selected by the administering committee are eligible to participate in the STIP. The Company has not accrued costs related to the STIP as of the date of this annual report because a liability is not probable to be incurred at this time given current financial results.

The Company also sponsors a performance-based, omnibus long-term incentive plan that provides for the grant of a broad range of long-term equity-based and cash-based awards to the Company's officers and other employees, members of the Board and any consultants (the "LTIP"). The equity-based awards that may be granted under the LTIP include "incentive stock options," within the meaning of the Internal Revenue Code, nonqualified stock options, stock appreciation rights, restricted stock awards and restricted stock units. No awards have been granted under the LTIP and the Company has not accrued costs related to the LTIP as of the date of this quarterly report.

19. INSURANCE PROCEEDS

On August 16, 2011, an ammonia leak and explosion at our Marshville, North Carolina facility damaged portions of the building, machinery and equipment. As of December 25, 2011, the Company has incurred costs of $7.5 million, which have been offset by insurance proceeds and an insurance receivable. The Company has received advanced payments of $2.6 million from its insurance company. The Company is in the process of filing a claim with its insurance company as a result of these damages and expects to receive additional proceeds in subsequent quarters. In April and May of 2011, severe weather and flooding damaged portions of the buildings, machinery and equipment at the Company's facilities in Russellville, Alabama, Sumter, South Carolina and DeQueen, Arkansas (collectively, the "Southeast Locations"). The Company received proceeds of $2.2 million related to these damages during the year ended 2011.

On September 19, 2010, a fire at the Company's Elberton, Georgia facility damaged a portion of the building, machinery and equipment. This facility is currently fully operational and the Company is in process of completing repairs and finalizing the insurance claim. On July 21, 2008, a fire at one of the Company's facilities in Mt. Pleasant, Texas damaged a significant portion of the plant's building, machinery and equipment. The Company resumed operations at the Mt. Pleasant plant in April 2009. The insurance claim was closed in May 2010.

The Company received the following proceeds during the years ended 2011, 2010, Transition Period and 2009:

	2011	2010	Transition Period	2009
		(In thousands)		
Business interruption				
Mt. Pleasant, Texas	$ —	$ 326	$ 1,235	$ 37,000
Equipment replacement				
Mt. Pleasant, Texas	—	697	1,355	5,000
Southeast Locations	2,198	—	—	—
Elberton, Georgia	300	—	—	—
Marshville, North Carolina	2,550	—	—	—
Total	$ 5,048	$ 1,023	$ 2,590	$ 42,000

20. MARKET RISKS AND CONCENTRATIONS

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents, investment securities and trade accounts receivable. The Company's cash equivalents and investment securities are high-quality debt and equity securities placed with major banks and financial institutions. The Company's trade accounts receivable are generally unsecured. Credit evaluations are performed on all significant customers and updated as circumstances dictate. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across geographic areas. With the exception of one customer that accounts for approximately 12.3% of trade accounts and other receivables at December 25, 2011, and approximately 9.9% of net sales for 2011, the Company does not believe it has significant concentrations of credit risk in its trade accounts receivable.

At December 25, 2011, approximately 36.0% of the Company's employees were covered under collective bargaining agreements. Substantially all employees covered under collective bargaining agreements are covered under agreements that expired in 2011 and have yet to be renegotiated or will expire in 2012. We have not experienced any labor-related work stoppage at any location in over seven years. We believe our relations with our employees are satisfactory. At any given time, we will be in some stage of contract negotiation with various collective bargaining units. The Company is currently in negotiation with union locals in eight locations, and there is no assurance that agreement will be reached, or if reached, on terms that are favorable to the Company. In the absence of an agreement, we may become subject to a strike, a work stoppage or other labor action at any of these locations.

21. NONCONTROLLING INTERESTS

In December 2007, the Company assumed a 54% ownership interest in GC Properties General Partnership ("GC Properties") through its acquisition of Gold Kist. GC Properties owns and maintains an office building in Atlanta, Georgia at which the Company, among other tenants, leases office space. In September 2010, the Company purchased the remaining 46% ownership interest in GC Properties from Cotton States Mutual Insurance Company for $7.6 million.

In April 2007, the Company purchased a 49% ownership interest in Merit Provisions LLC ("Merit"). Until March 2011, Merit purchased inventory from the Company for ultimate distribution to a major foodservice company. In June 2011, the Company purchased the remaining 51% ownership interest in Merit for $2.5 million.

22. BUSINESS SEGMENT AND GEOGRAPHIC REPORTING

We operate in one reportable business segment, as a producer and seller of chicken products we either produce or purchase for resale in the US, Puerto Rico and Mexico. We conduct separate operations in the US, Puerto Rico and Mexico; however, for geographic reporting purposes, we include Puerto Rico with our US operations. Corporate expenses are allocated to Mexico based upon various apportionment methods for specific expenditures incurred related thereto with the remaining amounts allocated to the US.

During the current year, we announced organizational changes that resulted in the merger of our former Other Products segment into our Chicken segment. Data related to our former Other Products segment, which included primarily non-chicken products sold through our distribution centers, table eggs, animal feed and offal, is no longer reported directly to the chief operating decision maker. This information is now reported through chicken operations management. We reclassified prior year segment disclosures to conform to the new segment presentation.

Net sales to customers by country of origin and long-lived assets are as follows:

	2011	2010	Transition Period	2009
	(In thousands)			
Net sales to customers by country of origin:				
United States	$ 6,778,727	$ 6,237,057	$ 1,466,705	$ 6,569,652
Mexico	756,971	644,572	136,029	518,403
Total	$ 7,535,698	$ 6,881,629	$ 1,602,734	$ 7,088,055

	December 25, 2011	December 26, 2010
	(In thousands)	
Long-lived assets[(a)]:		
United States	$ 1,157,410	$ 1,278,100
Mexico	84,342	80,036
Total	$ 1,241,752	$ 1,358,136

(a) For this disclosure, we exclude financial instruments, deferred tax assets and intangible assets in accordance with ASC 280-10-50-41, *Segment Reporting*. Long-lived assets, as used in ASC 280-10-50-41, implies hard assets that cannot be readily removed.

The following table sets forth, for the periods beginning with 2009, net sales attributable to each of our primary product lines and markets served with those products. We based the table on our internal sales reports and their classification of product types.

	2011	2010	Transition Period	2009
		(In thousands)		
US chicken:				
Prepared chicken	$ 2,135,337	$ 2,262,107	$ 535,810	$ 2,294,576
Fresh chicken	3,160,429	2,834,972	663,418	3,113,062
Export and other chicken by-products	808,038	581,303	134,976	656,276
Total US chicken	6,103,804	5,678,382	1,334,204	6,063,914
Mexico chicken	720,333	615,433	127,557	487,785
Total chicken	6,824,137	6,293,815	1,461,761	6,551,699
Other products:				
US	674,923	558,675	132,500	505,738
Mexico	36,638	29,139	8,473	30,618
Total other products	711,561	587,814	140,973	536,356
Total net sales	$ 7,535,698	$ 6,881,629	$ 1,602,734	$ 7,088,055

23. SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION

On December 15, 2010, the Company closed on the sale of 2018 Notes. The 2018 Notes are unsecured obligations of the Company and are fully and unconditionally guaranteed on a senior unsecured basis by Pilgrim's Pride Corporation of West Virginia, Inc., a wholly owned subsidiary of the Company (the "Guarantor"). In accordance with Rule 3-10 of Regulation S-X promulgated under the Securities Act of 1933, the following condensed consolidating financial statements present the financial position, results of operations and cash flows of the Company (referred to as "Parent" for the purpose of this note only) on a Parent-only basis, the Guarantor on a Guarantor-only basis, the combined non-Guarantor subsidiaries and elimination entries necessary to arrive at the information for the Parent, the Guarantor and non-Guarantor subsidiaries on a consolidated basis. Investments in subsidiaries are accounted for by the Company using the equity method for this presentation.

The tables below present the condensed consolidating balance sheets as of December 25, 2011 and December 26, 2010, the condensed consolidating statements of operations for the years ended 2011, 2010, Transition Period and 2009 and the condensed consolidating statements of cash flows the years ended 2011, 2010, Transition Period and 2009 based on the guarantor structure.

CONDENSED CONSOLIDATING BALANCE SHEETS
December 25, 2011
(In thousands)

	Parent	Subsidiary Guarantor	Subsidiary Non-Guarantors	Eliminations/ Adjustments	Consolidation
Cash and cash equivalents	$ 13,733	$ 30	$ 27,846	$ —	$ 41,609
Restricted cash and cash equivalents	—	—	7,680	—	7,680
Investment in available-for-sale securities	—	—	157	—	157
Trade accounts and other receivables, less allowance for doubtful accounts	302,809	1,575	44,838	—	349,222
Account receivable from JBS USA, LLC	21,198	—	—	—	21,198
Inventories	766,227	21,144	91,723	—	879,094
Income taxes receivable	62,160	—	528	(3,621)	59,067
Current deferred tax assets	—	4,003	1,478	(5,481)	—
Prepaid expenses and other current assets	35,877	87	16,386	—	52,350
Assets held for sale	37,754	—	16,062	—	53,816
Total current assets	1,239,758	26,839	206,698	(9,102)	1,464,193
Investment in available-for-sale securities	—	—	497	—	497
Intercompany receivable	50,064	33,978	—	(84,042)	—
Investment in subsidiaries	304,395	—	—	(304,395)	—
Deferred tax assets	75,392	—	7	(4,300)	71,099
Other long-lived assets	57,460	—	180,461	(180,000)	57,921
Identified intangible assets, net	31,384	—	12,699	—	44,083
Property, plant and equipment, net	1,090,376	49,336	105,928	(3,888)	1,241,752
Total assets	$ 2,848,829	$ 110,153	$ 506,290	$ (585,727)	$ 2,879,545
Accounts payable	$ 270,538	$ 13,033	$ 45,293	$ —	$ 328,864
Account payable to JBS USA, LLC	11,653	—	—	—	11,653
Accrued expenses and other current liabilities	226,016	17,193	38,588	—	281,797
Income taxes payable	—	—	3,621	(3,621)	—
Current deferred tax liabilities	83,795	—	934	(5,481)	79,248
Current maturities of long-term debt	15,611	—	—	—	15,611
Total current liabilities	607,613	30,226	88,436	(9,102)	717,173
Long-term debt, less current maturities	1,433,001	—	—	(25,000)	1,408,001
Note payable to JBS USA Holdings, Inc.	50,000	—	—	—	50,000
Intercompany payable	—	—	84,042	(84,042)	—
Deferred tax liabilities	—	4,003	297	(4,300)	—
Other long-term liabilities	289,697	—	11,675	(155,431)	145,941
Total liabilities	2,380,311	34,229	184,450	(277,875)	2,321,115
Total Pilgrim's Pride Corporation stockholders' equity	468,518	75,924	319,022	(307,852)	555,612
Noncontrolling interest	—	—	2,818	—	2,818
Total stockholders' equity	468,518	75,924	321,840	(307,852)	558,430
Total liabilities and stockholders' equity	$ 2,848,829	$ 110,153	$ 506,290	$ (585,727)	$ 2,879,545

CONDENSED CONSOLIDATING BALANCE SHEETS
December 26, 2010

(In thousands)

	Parent	Subsidiary Guarantor	Subsidiary Non-Guarantors	Eliminations/ Adjustments	Consolidation
Cash and cash equivalents	$ 67,685	$ —	$ 38,392	$ —	$ 106,077
Restricted cash and cash equivalents	—	—	60,953	—	60,953
Investment in available-for-sale securities	—	—	1,554	—	1,554
Trade accounts and other receivables, less allowance for doubtful accounts	267,348	1,779	52,173	—	321,300
Account receivable from JBS USA, LLC	465	—	—	—	465
Inventories	905,215	20,668	103,371	—	1,029,254
Income taxes receivable	62,117	—	—	(3,652)	58,465
Current deferred tax assets	—	6,025	5,176	(7,725)	3,476
Prepaid expenses and other current assets	66,178	345	14,727	—	81,250
Assets held for sale	24,741	—	22,930	—	47,671
Total current assets	1,393,749	28,817	299,276	(11,377)	1,710,465
Investment in available-for-sale securities	—	—	11,595	—	11,595
Intercompany receivable	60,882	23,724	—	(84,606)	—
Investment in subsidiaries	337,762	—	—	(337,762)	—
Deferred tax assets	27,023	—	—	(4,414)	22,609
Other long-lived assets	64,371	—	182,772	(180,000)	67,143
Identified intangible assets, net	35,308	—	13,642	—	48,950
Property, plant and equipment, net	1,199,495	45,872	116,657	(3,888)	1,358,136
Total assets	$ 3,118,590	$ 98,413	$ 623,942	$ (622,047)	$ 3,218,898
Accounts payable	$ 265,940	$ 7,398	$ 56,442	$ —	$ 329,780
Account payable to JBS USA, LLC	7,212	—	—	—	7,212
Accrued expenses and other current liabilities	185,897	26,394	85,649	—	297,940
Income taxes payable	—	—	10,466	(3,652)	6,814
Current deferred tax liabilities	46,470	—	—	(7,725)	38,745
Current maturities of long-term debt	58,144	—	—	—	58,144
Total current liabilities	563,663	33,792	152,557	(11,377)	738,635
Long-term debt, less current maturities	1,306,160	—	—	(25,000)	1,281,160
Intercompany payable	—	—	84,606	(84,606)	—
Deferred tax liabilities	—	4,117	3,773	(4,414)	3,476
Other long-term liabilities	269,844	—	2,187	(155,000)	117,031
Total liabilities	2,139,667	37,909	243,123	(280,397)	2,140,302
Total Pilgrim's Pride Corporation stockholders' equity	978,923	60,504	374,886	(341,650)	1,072,663
Noncontrolling interest	—	—	5,933	—	5,933
Total stockholders' equity	978,923	60,504	380,819	(341,650)	1,078,596
Total liabilities and stockholders' equity	$ 3,118,590	$ 98,413	$ 623,942	$ (622,047)	$ 3,218,898

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
Twelve Months Ended December 25, 2011

(In thousands)

	Parent	Subsidiary Guarantor	Subsidiary Non-Guarantors	Eliminations/ Adjustments	Consolidation
Net sales	$ 6,135,319	$ 458,932	$ 1,225,128	$ (283,681)	$ 7,535,698
Cost of sales	6,239,493	430,343	1,291,080	(283,681)	7,677,235
Gross profit (loss)	(104,174)	28,589	(65,952)	—	(141,537)
Selling, general and administrative expense	175,544	—	30,449	—	205,993
Administrative restructuring charges, net	18,974	—	7,087	—	26,061
Total costs and expenses	6,434,011	430,343	1,328,616	(283,681)	7,909,289
Operating income (loss)	(298,692)	28,589	(103,488)	—	(373,591)
Other expenses (income):					
Interest expense	110,940	—	592	—	111,532
Interest income	(363)	—	(1,102)	—	(1,465)
Foreign currency transaction losses (gains)	(31)	—	12,632	—	12,601
Miscellaneous, net	59,661	3,818	(98,360)	25,748	(9,133)
Total other expenses	170,207	3,818	(86,238)	25,748	113,535
Income (loss) from continuing operations before income taxes	(468,899)	24,771	(17,250)	(25,748)	(487,126)
Income tax expense (benefit)	(14,139)	9,351	13,352	—	8,564
Income (loss) before equity in earnings of consolidated subsidiaries	(454,760)	15,420	(30,602)	(25,748)	(495,690)
Equity in earnings of consolidated subsidiaries	(9,334)	—	—	9,334	—
Net income (loss)	(464,094)	15,420	(30,602)	(16,414)	(495,690)
Less: Net income attributable to noncontrolling interest	—	—	1,082	—	1,082
Net income (loss) attributable to Pilgrim's Pride	$ (464,094)	$ 15,420	$ (31,684)	$ (16,414)	$ (496,772)

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
Twelve Months Ended December 26, 2010

(In thousands)

	Parent	Subsidiary Guarantor	Subsidiary Non-Guarantors	Eliminations/ Adjustments	Consolidation
Net sales	$ 5,623,958	$ 470,649	$ 1,173,766	$ (386,744)	$ 6,881,629
Costs and expenses:					
Cost of sales	5,183,274	449,358	1,170,430	(386,744)	6,416,318
Operational restructuring charges, net	4,318	—	—	—	4,318
Gross profit (loss)	436,366	21,291	3,336	—	460,993
Selling, general and administrative expense	176,589	(279)	33,234	—	209,544
Administrative restructuring charges, net	59,136	—	6,886	—	66,022
Total costs and expenses	5,423,317	449,079	1,210,550	(386,744)	6,696,202
Operating income (loss)	200,641	21,570	(36,784)	—	185,427
Other expenses (income):					
Interest expense	103,735	—	1,818	—	105,553
Interest income	(580)	—	(3,225)	—	(3,805)
Loss on early extinguishment of debt	11,726	—	—	—	11,726
Foreign currency transaction losses (gains)	315	—	(102)	—	212
Miscellaneous, net	91,575	4,241	(110,261)	1,156	(13,288)
Total other expenses	206,771	4,241	(111,770)	1,156	100,398
Income (loss) from continuing operations before reorganization	(6,130)	17,329	74,986	(1,156)	85,029
Reorganization items, net	18,348	—	193	—	18,541
Income (loss) from continuing operations before income taxes	(24,478)	17,329	74,793	(1,156)	66,488
Income tax expense (benefit)	(15,266)	6,542	(15,114)	—	(23,838)
Income (loss) before equity in earnings of consolidated subsidiaries	(9,212)	10,787	89,907	(1,156)	90,326
Equity in earnings of consolidated subsidiaries	65,544	—	—	(65,544)	—
Net income (loss)	56,332	10,787	89,907	(66,700)	90,326
Less: Net income attributable to noncontrolling interest	—	—	3,185	—	3,185
Net income (loss) attributable to Pilgrim's Pride	$ 56,332	$ 10,787	$ 86,722	$ (66,700)	$ 87,141

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
Three Months Ended December 27, 2009

(In thousands)

	Parent	Subsidiary Guarantor	Subsidiary Non-Guarantors	Eliminations/ Adjustments	Consolidation
Net sales	$ 1,329,292	$ 106,930	$ 257,002	$ (90,490)	$ 1,602,734
Costs and expenses:					
Cost of sales	1,258,139	100,701	262,754	(90,490)	1,531,104
Operational restructuring charges, net	2,877	—	—	—	2,877
Gross profit (loss)	68,276	6,229	(5,752)	—	68,753
Selling, general and administrative expense	50,357	301	11,865	—	62,523
Administrative restructuring charges, net	—	—	(1,359)	—	(1,359)
Total costs and expenses	1,311,373	101,002	273,260	(90,490)	1,595,145
Operating income (loss)	17,919	5,928	(16,258)	—	7,589
Other expenses (income):					
Interest expense	43,419	—	1,254	—	44,673
Interest income	(1)	—	(479)	—	(480)
Foreign currency transaction losses (gains)	14	—	608	—	622
Miscellaneous, net	15,907	5,589	(23,240)	238	(1,506)
Total other expenses	59,339	5,589	(21,857)	238	43,309
Income (loss) from continuing operations before reorganization	(41,420)	339	5,599	(238)	(35,720)
Reorganization items, net	32,127	23	576	—	32,726
Income (loss) from continuing operations before income taxes	(73,547)	316	5,023	(238)	(68,446)
Income tax expense (benefit)	(120,167)	119	17,677	—	(102,371)
Income (loss) before equity in earnings of consolidated subsidiaries	46,620	197	(12,654)	(238)	33,925
Equity in earnings of consolidated subsidiaries	(6,249)	—	—	6,249	—
Net income (loss)	40,371	197	(12,654)	6,011	33,925
Less: Net income attributable to noncontrolling interest	—	—	312	—	312
Net income (loss) attributable to Pilgrim's Pride	$ 40,371	$ 197	$ (12,966)	$ 6,011	$ 33,613

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
Twelve Months Ended September 26, 2009

(In thousands)

	Parent	Subsidiary Guarantor	Subsidiary Non-Guarantors	Eliminations/ Adjustments	Consolidation
Net sales	$ 6,192,607	$ 252,255	$ 1,031,954	$ (388,761)	$ 7,088,055
Costs and expenses:					
Cost of sales	5,900,512	218,235	1,034,802	(388,761)	6,764,788
Operational restructuring charges, net	12,464	—	—	—	12,464
Gross profit (loss)	279,631	34,020	(2,848)	—	310,803
Selling, general and administrative expense	187,801	1,655	52,033	—	241,489
Goodwill impairment	—	—	—	—	—
Administrative restructuring charges, net	1,987	—	—	—	1,987
Total costs and expenses	6,102,764	219,890	1,086,835	(388,761)	7,020,728
Operating income (loss)	89,843	32,365	(54,881)	—	67,327
Other expenses (income):					
Interest expense	156,573	—	5,356	—	161,929
Interest income	(2,306)	—	(2,080)	—	(4,386)
Foreign currency transaction losses (gains)	112	—	1	—	113
Miscellaneous, net	57,594	19,568	(94,711)	13,794	(3,755)
Total other expenses	211,973	19,568	(91,434)	13,794	153,901
Income (loss) from continuing operations before reorganization	(122,130)	12,797	36,553	(13,794)	(86,574)
Reorganization items, net	83,985	159	3,131	—	87,275
Income (loss) from continuing operations before income taxes	(206,115)	12,638	33,422	(13,794)	(173,849)
Income tax expense (benefit)	(29,720)	4,771	3,363	—	(21,586)
Income (loss) before equity in earnings of consolidated subsidiaries	(176,395)	7,867	30,059	(13,794)	(152,263)
Equity in earnings of consolidated subsidiaries	30,564	—	—	(30,564)	—
Income (loss) from operations	(145,831)	7,867	30,059	(44,358)	(152,263)
Income (loss) from discontinued business, net of tax	—	—	599	—	599
Net income (loss)	(145,831)	7,867	30,658	(44,358)	(151,664)
Less: Net income attributable to noncontrolling interest	—	—	(82)	—	(82)
Net income (loss) attributable to Pilgrim's Pride	$ (145,831)	$ 7,867	$ 30,740	$ (44,358)	$ (151,582)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
Twelve Months Ended December 25, 2011

(In thousands)

	Parent	Subsidiary Guarantor	Subsidiary Non-Guarantors	Eliminations/ Adjustments	Consolidation
Cash provided by (used in) operating activities	$ (91,621)	$ 8,973	$ (19,385)	$ (26,958)	$ (128,991)
Cash flows from investing activities:					
Acquisitions of property, plant and equipment	(115,791)	(9,108)	(11,069)	—	(135,968)
Purchases of investment securities	—	—	(4,596)	—	(4,596)
Proceeds from sale or maturity of investment securities	—	—	15,852	—	15,852
Proceeds from business dispositions to Swift Pork Company	—	—	13,000	—	13,000
Proceeds from business dispositions to JBS Trading International, Inc.	—	—	24,479	—	24,479
Proceeds from property sales and disposals	26,503	165	2,376	—	29,044
Cash used in investing activities	(89,288)	(8,943)	40,042	—	(58,189)
Cash flows from financing activities:					
Proceeds from note payable to JBS USA	50,000	—	—	—	50,000
Proceeds from long-term debt	965,689	—	—	—	965,689
Payments on long-term debt	(881,833)	—	—	—	(881,833)
Purchase of remaining interest in subsidiary	(2,504)	—	—	—	(2,504)
Payment of capitalized loan costs	(4,395)	—	—	—	(4,395)
Cash dividends paid	—	—	(25,000)	25,000	—
Other financing activities	—	—	(2,065)	1,958	(107)
Cash provided by (used in) financing activities	126,957	—	(27,065)	26,958	126,850
Effect of exchange rate changes on cash and cash equivalents	—	—	(4,138)	—	(4,138)
Increase (decrease) in cash and cash equivalents	(53,952)	30	(10,546)	—	(64,468)
Cash and cash equivalents, beginning of period	67,685	—	38,392	—	106,077
Cash and cash equivalents, end of period	$ 13,733	$ 30	$ 27,846	$ —	$ 41,609

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
Twelve Months Ended December 26, 2010

(In thousands)

	Parent	Subsidiary Guarantor	Subsidiary Non-Guarantors	Eliminations/ Adjustments	Consolidation
Cash provided by (used in) operating activities	$ 22,412	$ 3,496	$ (10,147)	$ (1,156)	$ 14,605
Cash flows from investing activities:					
Acquisitions of property, plant and equipment	(162,264)	(3,273)	(13,795)	—	(179,332)
Purchases of investment securities	—	—	(17,201)	—	(17,201)
Proceeds from sale or maturity of investment securities	—	—	68,100	—	68,100
Proceeds from property sales and disposals	9,640	(223)	5,281	—	14,698
Cash used in investing activities	(152,624)	(3,496)	42,385	—	(113,735)
Cash flows from financing activities:					
Proceeds from long-term debt	2,438,855	—	—	—	2,438,855
Payments on long-term debt	(3,153,848)	—	(43,551)	—	(3,197,399)
Proceeds from sale of common stock	800,000	—	—	—	800,000
Purchase of remaining interest in subsidiary	(7,637)	—	—	—	(7,637)
Payment of capitalized loan costs	(62,788)	—	—	—	(62,788)
Other financing activities	—	—	(1,667)	1,156	(511)
Cash provided by (used in) financing activities	14,582	—	(45,218)	1,156	(29,480)
Effect of exchange rate changes on cash and cash equivalents	—	—	(1,613)	—	(1,613)
Increase (decrease) in cash and cash equivalents	(115,630)	—	(14,593)	—	(130,223)
Cash and cash equivalents, beginning of period	183,315	—	52,985	—	236,300
Cash and cash equivalents, end of period	$ 67,685	$ —	$ 38,392	$ —	$ 106,077

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
Three Months Ended December 27, 2009

(In thousands)

	Parent	Subsidiary Guarantor	Subsidiary Non-Guarantors	Eliminations/ Adjustments	Consolidation
Cash provided by (used in) operating activities	$ (37,459)	$ 695	$ 32,945	$ (238)	$ (4,057)
Cash flows from investing activities:					
Acquisitions of property, plant and equipment	(27,456)	(695)	(2,312)	—	(30,463)
Purchases of investment securities	—	—	(6,024)	—	(6,024)
Proceeds from sale or maturity of investment securities	—	—	4,511	—	4,511
Proceeds from property sales and disposals	2,416	—	1,106	—	3,522
Cash used in investing activities	(25,040)	(695)	(2,719)	—	(28,454)
Cash flows from financing activities:					
Proceeds from long-term debt	60,370	—	—	—	60,370
Payments on long-term debt	(10,144)	—	—	—	(10,144)
Proceeds from sale of common stock	12,743	—	(12,743)	—	—
Other financing activities	(1,976)	—	(238)	238	(1,976)
Cash provided by (used in) financing activities	60,993	—	(12,981)	238	48,250
Effect of exchange rate changes on cash and cash equivalents	—	—	532	—	532
Increase (decrease) in cash and cash equivalents	(1,506)	—	17,777	—	16,271
Cash and cash equivalents, beginning of period	184,821	—	35,208	—	220,029
Cash and cash equivalents, end of period	$ 183,315	$ —	$ 52,985	$ —	$ 236,300

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
Twelve Months Ended September 26, 2009

(In thousands)

	Parent	Subsidiary Guarantor	Subsidiary Non-Guarantors	Eliminations/ Adjustments	Consolidation
Cash flows provided by (used in) operating activities	$ 191,421	$ 1,561	$ (114,254)	$ (13,794)	$ 64,934
Cash flows from investing activities:					
Acquisitions of property, plant and equipment	(82,635)	(1,561)	(3,997)	—	(88,193)
Purchases of investment securities	—	—	(19,958)	—	(19,958)
Proceeds from sale or maturity of investment securities	—	—	18,946	—	18,946
Proceeds from property sales and disposals	80,079	—	5,657	—	85,736
Cash used in investing activities	(2,556)	(1,561)	648	—	(3,469)
Cash flows from financing activities:					
Proceeds from short-term notes payable	430,817	—	—	—	430,817
Payments on short-term notes payable	(430,817)	—	—	—	(430,817)
Proceeds from long-term debt	833,424	—	—	—	833,424
Payments on long-term debt	(719,762)	—	—	—	(719,762)
Proceeds from sale of common stock	(155,483)	—	155,483	—	—
Change in outstanding cash management obligations	(2,131)	—	(9,041)	—	(11,172)
Other financing activities	—	—	(15,131)	13,794	(1,337)
Cash provided by (used in) financing activities	(43,952)	—	131,311	13,794	101,153
Effect of exchange rate changes on cash and cash equivalents	—	—	(4,142)	—	(4,142)
Increase (decrease) in cash and cash equivalents	144,913	—	13,563	—	158,476
Cash and cash equivalents, beginning of period	39,908	—	21,645	—	61,553
Cash and cash equivalents, end of period	$ 184,821	$ —	$ 35,208	$ —	$ 220,029

24. QUARTERLY RESULTS (UNAUDITED)

2011	First[(a)]	Second[(b)]	Third[(c)]	Fourth[(d)]	Year
	(In thousands, except per share data)				
Net sales	$ 1,892,476	$ 1,922,690	$ 1,891,224	$ 1,829,308	$ 7,535,698
Gross profit (loss)	(53,110)	(46,228)	(62,387)	20,188	(141,537)
Net loss attributable to Pilgrim's Pride Corporation common stockholders	(120,760)	(128,141)	(162,516)	(85,355)	(496,772)
Net loss per share amounts— basic and diluted	(0.56)	(0.60)	(0.76)	(0.40)	(2.32)
Number of days in quarter	91	91	91	91	364

(a) In the first quarter of 2011, the Company recognized net gains on derivative financial instruments of $32.0 million.

(b) In the second quarter of 2011, the Company recognized asset impairment charges of $2.8 million and net losses on derivative financial instruments of $5.7 million.

(c) In the third quarter of 2011, the Company recognized restructuring charges of $11.5 million, asset impairment charges of $11.6 million and net gains on derivative financial instruments of $34.4 million.

(d) In the fourth quarter of 2011, the Company recognized restructuring charges of $14.6 million, asset impairment charges of $11.3 million and net gains on derivative financial instruments of $3.1 million.

2010	First[(a)]	Second[(b)]	Third[(c)]	Fourth[(d)]	Year
	(In thousands, except per share data)				
Net sales	$ 1,642,918	$ 1,707,568	$ 1,719,850	$ 1,811,293	$ 6,881,629
Gross profit	52,019	132,491	157,294	119,189	460,993
Net income (loss) attributable to Pilgrim's Pride Corporation common stockholders	(45,547)	32,918	57,926	41,844	87,141
Net income (loss) per share amounts - basic and diluted	(0.21)	0.15	0.27	0.20	0.41
Number of days in quarter	91	91	91	92	365

(a) In the first quarter of 2010, the Company recognized reorganization charges of $20.7 million, restructuring charges of $35.8 million and net losses on derivative financial instruments of $11.4 million.

(b) In the second quarter of 2010, the Company recognized reorganization credits of $2.2 million, restructuring charges of $2.1 million, asset impairment charges of $14.8 million, net gains on derivative financial instruments of $2.4 million and Mt. Pleasant Fire insurance recoveries of $0.3 million.

(c) In the third quarter of 2010, the Company recognized restructuring charges of $1.1 million, asset impairment charges of $0.4 million and net gains on derivative financial instruments of $15.4 million.

(d) In the fourth quarter of 2010, the Company recognized restructuring charges of $4.9 million, asset impairment charges of $11.2 million and net gains on derivative financial instruments of $62.8 million.

Transition Period[(a)]	
(In thousands, except per share data)	
Net sales	$ 1,602,734
Gross profit	68,753
Net income attributable to Pilgrim's Pride Corporation common stockholders	33,613
Net income per share amounts—basic	0.45
Net income per share amounts—diluted	0.44
Number of days in the Transition Period	91

(a) In the three months ended December 27, 2009, the Company recognized reorganization charges of $32.7 million and restructuring charges of $1.5 million.

2009	First[a]	Second[b]	Third[c]	Fourth[d]	Year
	(In thousands, except per share data)				
Net sales	$ 1,876,991	$ 1,698,102	$ 1,776,813	$ 1,736,149	$ 7,088,055
Gross profit (loss)	(100,646)	79,938	166,967	164,544	310,803
Net income (loss) attributable to Pilgrim's Pride Corporation common stockholders	(228,782)	(58,765)	53,239	82,726	(151,582)
Per share amounts-basic:					
Continuing operations	$ (3.10)	$ (0.79)	$ 0.72	$ 1.11	$ (2.06)
Discontinued business	0.01	—	—	—	0.01
Net income (loss)	(3.09)	(0.79)	0.72	1.11	(2.05)
Per share amounts-diluted:					
Continuing operations	$ (3.10)	$ (0.79)	$ 0.69	$ 1.07	$ (2.06)
Discontinued operations	0.01	—	—	—	0.01
Net income (loss)	(3.09)	(0.79)	0.69	1.07	(2.05)
Number of days in quarter	91	91	91	91	364

(a) In the first quarter of 2009, the Company recognized post-petition reorganization charges of $13.3 million, pre-petition restructuring charges of $2.4 million, losses on derivative financial instruments of $21.4 million and Mt. Pleasant Fire insurance recoveries of $5.0 million.

(b) In the second quarter of 2009, the Company recognized post-petition reorganization charges of $35.4 million, pre-petition restructuring credits of $0.4 million and Mt. Pleasant Fire insurance recoveries of $5.0 million.

(c) In the third quarter of 2009, the Company recognized post-petition reorganization charges of $16.8 million and Mt. Pleasant Fire insurance recoveries of $15.0 million.

(d) In the fourth quarter of 2009, the Company recognized post-petition reorganization charges of $21.8 million, restructuring charges of $12.5 million and Mt. Pleasant Fire insurance recoveries of $17.0 million.

SCHEDULE II
PILGRIM'S PRIDE CORPORATION
VALUATION AND QUALIFYING ACCOUNTS

	Beginning Balance	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts	Deductions		Ending Balance
			(In thousands)			
Trade Accounts and Other Receivables— Allowance for Doubtful Accounts:						
Twelve months ended December 25, 2011	$ 6,063	$ (1,095)	$ —	$ (195)	(a)	$ 5,163
Twelve months ended December 26, 2010	5,752	887	—	576	(a)	6,063
Three months ended December 27, 2009	4,815	684	—	(253)	(a)	5,752
Twelve months ended September 26, 2009	4,701	1,868	—	1,754	(a)	4,815
Trade Accounts and Other Receivables— Allowance for Sales Adjustments:						
Twelve months ended December 25, 2011	$ 22,929	$ 154,842	$ —	$ 169,741	(b)	$ 8,030
Twelve months ended December 26, 2010	7,999	121,383	—	106,453	(b)	22,929
Three months ended December 27, 2009	7,463	23,622	—	23,086	(b)	7,999
Twelve months ended September 26, 2009	6,129	126,101	—	124,767	(b)	7,463
Deferred Tax Assets— Valuation Allowance:						
Twelve months ended December 25, 2011	$ 53,938	$ 168,368	$ 8,030	$ —	(c)	$ 230,336
Twelve months ended December 26, 2010	59,795	—	—	5,857	(c)	53,938
Three months ended December 27, 2009	164,821	2,025	—	107,051	(c)	59,795
Twelve months ended September 26, 2009	71,158	93,663	—	—	(c)	164,821

(a) Uncollectible accounts written off, net of recoveries.
(b) Deductions either written off, rebilled or reclassified as liabilities for market development fund rebates.
(c) Reductions in the valuation allowance.

Exhibit Index

2.1 Agreement and Plan of Reorganization dated September 15, 1986, by and among Pilgrim's Pride Corporation, a Texas corporation; Pilgrim's Pride Corporation, a Delaware corporation; and Doris Pilgrim Julian, Aubrey Hal Pilgrim, Paulette Pilgrim Rolston, Evanne Pilgrim, Lonnie "Bo" Pilgrim, Lonnie Ken Pilgrim, Greta Pilgrim Owens and Patrick Wayne Pilgrim (incorporated by reference from Exhibit 2.1 to the Company's Registration Statement on Form S-1 (No. 33-8805) effective November 14, 1986).

2.2 Agreement and Plan of Merger dated September 27, 2000 (incorporated by reference from Exhibit 2 of WLR Foods, Inc.'s Current Report on Form 8-K (No. 000-17060) dated September 28, 2000).

2.3 Agreement and Plan of Merger dated as of December 3, 2006, by and among the Company, Protein Acquisition Corporation, a wholly owned subsidiary of the Company, and Gold Kist Inc. (incorporated by reference from Exhibit 99.(D)(1) to Amendment No. 11 to the Company's Tender Offer Statement on Schedule TO filed on December 5, 2006).

2.4 Stock Purchase Agreement by and between the Company and JBS USA Holdings, Inc., dated September 16, 2009 (incorporated by reference from Exhibit 2.1 of the Company's Current Report on Form 8-K filed September 18, 2009).

2.5 Amendment No.1 to the Stock Purchase Agreement by and between the Company and JBS USA Holdings, Inc., dated December 28, 2009 (incorporated by reference from Exhibit 2.5 of the Company's Annual Report on Form 10-K/A filed January 22, 2010).

3.1 Amended and Restated Certificate of Incorporation of the Company (incorporated by reference from Exhibit 3.1 of the Company's Form 8-A filed on December 28, 2009).

3.2 Amended and Restated Corporate Bylaws of the Company (incorporated by reference from Exhibit 3.2 of the Company's Form 8-A filed on December 28, 2009).

4.1 Amended and Restated Certificate of Incorporation of the Company (included as Exhibit 3.1).

4.2 Amended and Restated Corporate Bylaws of the Company (included as Exhibit 3.2).

4.3 Stockholders Agreement dated December 28, 2009 between the Company and JBS USA Holdings, Inc. (incorporated by reference from Exhibit 4.1 to the Company's Form 8-A filed on December 28, 2009).

4.4 Form of Common Stock Certificate (incorporated by reference from Exhibit 4.1 to the Company's Current Report on Form 8-K filed on December 29, 2009).

4.5 Waiver to the Stockholders Agreement dated November 4, 2010 between JBS USA Holdings, Inc. and Pilgrim's Pride Corporation (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed November 8, 2010).

4.6 Indenture dated as of December 14, 2010 among the Company, Pilgrim's Pride Corporation of West Virginia, Inc. and The Bank of New York Mellon, as Trustee (incorporated by reference from Exhibit 4.1 of the Company's Form 8-K filed on December 15, 2010).

4.7 Registration Rights Agreement dated December 14, 2010 among the Company and the representatives of the initial purchasers of the Senior 7.875% Note due 2018 (incorporated by reference from Exhibit 4.2 of the Company's Form 8-K filed on December 15, 2010).

4.8 Form of Senior 7.875% Note due 2018 (incorporated by reference from Exhibit 4.3 of the Company's Form 8-K filed on December 15, 2010).

4.9 Form of Guarantee (incorporated by reference from Exhibit 4.4 of the Company's Form 8-K filed on December 15, 2010).

4.10 Waiver to the Stockholders Agreement dated December 8, 2011 between JBS USA Holdings, Inc. and Pilgrim's Pride Corporation.*

4.11 Form of Subscription Rights Certificate (incorporated by reference from Exhibit 4.10 to Amendment No. 1 to the Company's Registration Statement on Form S-3 (No. 333-178614) effective December 30, 2011).

4.12 Form of Subscription Agent Agreement (incorporated by reference from Exhibit 4.11 to Amendment No. 1 to the Company's Registration Statement on Form S-3 (No. 333-178614) effective December 30, 2011).

Additional long-term debt instruments are not filed since the total amount of those securities authorized under any such instrument does not exceed 10 percent of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish a copy of such instruments to the SEC upon request.

10.1 Broiler Grower Contract dated May 6, 1997 between Pilgrim's Pride Corporation and Lonnie "Bo" Pilgrim (Farm 30) (incorporated by reference from Exhibit 10.49 of the Company's Quarterly Report on Form 10-Q for the three months ended March 29, 1997).

10.2 Commercial Egg Grower Contract dated May 7, 1997 between Pilgrim's Pride Corporation and Pilgrim Poultry G.P. (incorporated by reference from Exhibit 10.50 of the Company's Quarterly Report on Form 10-Q for the three months ended March 29, 1997).

10.3 Agreement dated October 15, 1996 between Pilgrim's Pride Corporation and Pilgrim Poultry G.P. (incorporated by reference from Exhibit 10.23 of the Company's Quarterly Report on Form 10-Q for the three months ended January 2, 1999).

10.4 Heavy Breeder Contract dated May 7, 1997 between Pilgrim's Pride Corporation and Lonnie "Bo" Pilgrim (Farms 44, 45 & 46) (incorporated by reference from Exhibit 10.51 of the Company's Quarterly Report on Form 10-Q for the three months ended March 29, 1997).

10.5 Broiler Grower Contract dated January 15, 1997 by and between Pilgrim's Pride Corporation and B.J.M. Farms (incorporated by reference from Exhibit 10.26 of the Company's Registration Statement on Form S-1 (No. 333-29163) effective June 27, 1997).

10.6 Commercial Property Lease dated December 29, 2000 between Pilgrim's Pride Corporation and Pilgrim Poultry G.P. (incorporated by reference from Exhibit 10.30 of the Company's Quarterly Report on Form 10-Q for the three months ended December 30, 2000).

10.7 2005 Deferred Compensation Plan of the Company (incorporated by reference from Exhibit 10.1 of the Company's Current Report on Form 8-K dated December 27, 2004). †

10.8 Ground Lease Agreement effective February 1, 2008 between Pilgrim's Pride Corporation and Pat Pilgrim (incorporated by reference from Exhibit 10.1 of the Company's Current Report on Form 8-K dated February 1, 2008).

10.9 Change to Company Contribution Amount Under the Amended and Restated 2005 Deferred Compensation Plan of the Company (incorporated by reference from Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed July 30, 2008). †

10.10 Form of Change in Control Agreement dated as of October 21, 2008 between the Company and certain of its executive officers (incorporated by reference from Exhibit 10.4 to the Company's Current Report on Form 8-K filed on October 27, 2008). †

10.11 Consulting Agreement by and between the Company and Lonnie "Bo" Pilgrim dated September 16, 2009 (incorporated by reference from Exhibit 10.57 of the Company's Annual Report on Form 10-K filed November 23, 2009). †

10.12 Amended and Restated Employment Agreement dated January 27, 2009, between the Company and Don Jackson (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 30, 2009). †

10.13 Change in Control Agreement by and between the Company and Donald Jackson dated September 15, 2009 (incorporated by reference from Exhibit 10.1 of the Company's Current Report filed on September 18, 2009). †

10.14 Pilgrim's Pride Corporation FY2009 Performance Bonus Plan (incorporated by reference from Exhibit 10.1 of the Company's Current Report filed on October 13, 2009). †

10.15 Credit Agreement dated December 28, 2009 among the Company, To-Ricos, Ltd., To-Ricos Distribution, Ltd., the various subsidiaries of the Company party thereto, CoBank, ACB, as administrative agent, and the lenders party thereto (incorporated by reference from Exhibit 10.1 of the Company's Current Report on Form 8-K filed on December 29, 2009).

10.16 Pilgrim's Pride Corporation Short-Term Management Incentive Plan (incorporated by reference from Exhibit 10.1 of the Company's Current Report on Form 8-K filed on December 30, 2009). †

10.17 Pilgrim's Pride Corporation Long Term Incentive Plan (incorporated by reference from Exhibit 10.2 of the Company's Current Report on Form 8-K filed on December 30, 2009). †

10.18 Letter Agreement dated June 1, 2010 between Gary D. Tucker and the Company (incorporated by reference from Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on July 30, 2010). †

10.19 Amendment No. 1 to the Credit Agreement dated as of December 28, 2009, by and among the Company, To-Ricos, Ltd., To-Ricos Distribution, Ltd., the various subsidiaries of the Company party thereto, CoBank, ACB, as administrative agent, and the lenders party thereto (incorporated by reference from Exhibit 10.19 of the Company's Annual Report on Form 10K filed on February 17, 2011).

10.20 Employment Agreement dated January 14, 2011 between the Company and William Lovette (incorporated by reference from Exhibit 10.1 of the Company's Current Report on Form 8-K filed on January 18, 2011). †

10.21 Restricted Share Agreement dated January 14, 2011 between the Company and William Lovette (incorporated by reference from Exhibit 10.2 of the Company's Current Report on Form 8-K filed on January 18, 2011). †

10.22 Amendment No. 2 to the Credit Agreement dated as of December 28, 2009, by and among the Company, To-Ricos, Ltd., To-Ricos Distribution, Ltd., the various subsidiaries of the Company party thereto, CoBank, ACB, as administrative agent, and the lenders party thereto (incorporated by reference from Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed on April 29, 2011).

10.23 Amendment No. 3 to the Credit Agreement dated as of December 28, 2009, by and among the Company, To-Ricos, Ltd., To-Ricos Distribution, Ltd., the various subsidiaries of the Company party thereto, CoBank, ACB, as administrative agent, and the lenders party thereto (incorporated by reference from Exhibit 10.1 of the Company's Current Report on Form 8-K filed on June 24, 2011).

10.24 Subordinated Loan Agreement dated as of June 23, 2011, between the Company and JBS USA Holdings, Inc. (incorporated by reference from Exhibit 10.2 of the Company's Current Report on Form 8-K filed on June 24, 2011).

10.25 Amended and Restated MXN$557,415,000 Credit Agreement dated as of October 19, 2011, by and among Avícola Pilgrim's Pride de México, S.A. de C.V. ("Avicola"), Pilgrim's Pride, S. de R.L. de C.V. ("PPS", together with Avicola, the "Borrowers"), certain subsidiaries of the Borrowers (the "Subsidiary Guarantors"), ING Bank (México), S.A. Institución de Banca Múltiple, ING Grupo Financiero, as lender and ING Capital LLC, as administrative agent and lead arranger (incorporated by reference from Exhibit 10.1 of the Company's Current Report on Form 8-K filed on October 25, 2011).

10.26 Amendment No. 1 to the Subordinated Loan Agreement dated as of June 23, 2011, between the Company and JBS USA Holdings, Inc.*

10.27 Commitment Agreement dated as of December 19, 2011, between the Company and JBS USA Holdings, Inc. (incorporated by reference from Exhibit 10.1 to the Company's Registration Statement on Form S-3 (No. 333-178614) effective December 30, 2011).

10.28 Amendment No. 4 to the Credit Agreement dated as of December 28, 2009, by and among the Company, To-Ricos, Ltd., To-Ricos Distribution, Ltd., the various subsidiaries of the Company party thereto, CoBank, ACB, as administrative agent, and the lenders party thereto (incorporated by reference from Exhibit 10.1 of the Company's Current Report on Form 8-K/A filed on December 20, 2011).

10.29 Amendment No. 2 to the Subordinated Loan Agreement dated as of June 23, 2011, between the Company and JBS USA Holdings, Inc. (incorporated by reference from Exhibit 10.2 of the Company's Current Report on Form 8-K/A filed on December 20, 2011).

10.30 First Amendment to Amended and Restated MXN$557,415,000 Credit Agreement dated as of October 19, 2011, by and among the Borrowers, the Subsidiary Guarantors, the several banks and other financial institutions party thereto and ING Capital LLC, as administrative agent and lead arranger (incorporated by reference from Exhibit 10.3 of the Company's Current Report on Form 8-K/A filed on December 20, 2011).

12 Ratio of Earnings to Fixed Charges for the years ended December 25,2011, December 26, 2010, September 26, 2009, September 27, 2008, September 29, 2007, and the transition period from September 27, 2009 to December 27, 2009.*

21 Subsidiaries of Registrant.*

23 Consent of Ernst & Young LLP.*

31.1 Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

31.2 Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

32.1 Certification of Principal Executive Officer of Pilgrim's Pride Corporation pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

32.2 Certification of Principal Financial Officer of Pilgrim's Pride Corporation pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

101.INS XBRL Instance Document**

101.SCH XBRL Taxonomy Extension Schema**

101.CAL XBRL Taxonomy Extension Calculation**

101.DEF XBRL Taxonomy Extension Definition**

101.LAB XBRL Taxonomy Extension Label**

101.PRE XBRL Taxonomy Extension Presentation**

*** Filed herewith**

**** Furnished herewith**

† Represents a management contract or compensation plan arrangement

EXHIBIT 12
PILGRIM'S PRIDE CORPORATION
COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

	2011	2010	Transition Period	2009	2008	2007
Earnings:						
Income from continuing operations before income taxes	$ (487,126)	$ 66,488	$ (68,446)	$ (173,849)	$ (1,185,909)	$ 98,926
Add: Total fixed charges (see below)	126,111	132,905	48,899	181,094	158,414	146,919
Less: Interest capitalized	(3,424)	(1,296)	(1,082)	(2,619)	(5,288)	(5,736)
Total earnings	(364,439)	198,097	(20,629)	4,626	(1,032,783)	240,109
Fixed charges:						
Interest[(a)]	114,955	118,574	45,756	164,548	139,508	128,919
Portion of noncancelable lease expense representative of interest factor[(b)]	11,156	14,331	3,143	16,546	18,906	18,000
Total fixed charges	126,111	132,905	48,899	181,094	158,414	146,919
Ratio of earnings to fixed charges	(c)	1.49	(d)	(e)	(f)	1.63

(a) Interest includes amortization of capitalized financing fees.
(b) One-third of noncancelable lease expense is assumed to representative of the interest factor.
(c) Earnings were insufficient to cover fixed charges by $490.6 million.
(d) Earnings were insufficient to cover fixed charges by $69.5 million.
(e) Earnings were insufficient to cover fixed charges by $176.5 million.
(f) Earnings were insufficient to cover fixed charges by $1,191.2 million.

EXHIBIT 21
PILGRIM'S PRIDE CORPORATION
SUBSIDIARIES OF REGISTRANT

	Jurisdiction of Incorporation or Organization
US Subsidiaries	
PFS Distribution Company	Delaware
Pilgrim's Pride, LLC	Delaware
POPPSA 3, LLC	Delaware
POPPSA 4, LLC	Delaware
PPC Transportation Company	Delaware
Merit Provisions, LLC	Delaware
GC Properties	Georgia
Luker Inc.	Georgia
PPC of Alabama, Inc.	Georgia
Pilgrim's Pride Affordable Housing Corporation	Nevada
Pilgrim's Pride of Nevada, Inc.	Nevada
PPC Marketing, Ltd.	Texas
GK Insurance Company	Vermont
Pilgrim's Pride Corporation of West Virginia, Inc.	West Virginia
Foreign Subsidiaries	
Mayflower Insurance Company, Ltd.	Bermuda
To-Ricos Distribution, Ltd.	Bermuda
To-Ricos, Ltd.	Bermuda
Avícola Pilgrim's Pride de Mexico, S. A. de C.V.	Mexico
Carnes y Productos Avícolas de Mexico S. de R.L. de C.V. (Inactive)	Mexico
Comercializadora de Carnes de Mexico S. de R.L. de C.V.	Mexico
Incubadora Hidalgo S. de R.L. de C.V.	Mexico
Gallina Pesada S.A. de C.V.	Mexico
Grupo Pilgrim's Pride Funding Holdings, S. de R.L. de C.V.	Mexico
Grupo Pilgrim's Pride Funding, S. de R.L. de C.V.	Mexico
Inmobiliaria Avicola Pilgrim's Pride, S. de R.L.	Mexico
Operadora de Productos Avicolas S. de R.L. de C.V. (Inactive)	Mexico
Pilgrim's Pride S. de R.L. de C.V.	Mexico
Servicios Administrativos Pilgrim's Pride S. de R.L. de C.V.	Mexico

EXHIBIT 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-8 No. 333-74984) pertaining to Pilgrim's Pride Corporation Employee Stock Investment Plan,

(2) Registration Statement (Form S-8 No. 333-111929) pertaining to Pilgrim's Pride Corporation Employee Stock Investment Plan,

(3) Registration Statement (Form S-8 No. 333-163639) pertaining to the Amended and Restated Employment Agreement Plan of Pilgrim's Pride Corporation, and

(4) Registration Statement (Form S-3 No. 333-130113) of Pilgrim's Pride Corporation and the related Prospectuses;

of our reports dated February 17, 2012, with respect to the consolidated financial statements and schedule of Pilgrim's Pride Corporation and the effectiveness of internal control over financial reporting of Pilgrim's Pride Corporation included in this Annual Report (Form 10-K) of Pilgrim's Pride Corporation for the year ended December 25, 2011.

/s/ Ernst & Young LLP

Denver, Colorado
February 17, 2012

EXHIBIT 31.1
CERTIFICATION BY PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

I, William W. Lovette, certify that:

1. I have reviewed this annual report on Form 10-K for the year ended December 25, 2011, of Pilgrim's Pride Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 17, 2012

/s/ William W. Lovette
William W. Lovette
Principal Executive Officer

EXHIBIT 31.2
CERTIFICATION BY PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

I, Fabio Sandri, certify that:

1. I have reviewed this annual report on Form 10-K for the year ended December 25, 2011, of Pilgrim's Pride Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 17, 2012

/s/ Fabio Sandri
Fabio Sandri
Chief Financial Officer

EXHIBIT 32.1
CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. § 1350 ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Pilgrim's Pride Corporation (the "Company"), does hereby certify, to such officer's knowledge, that:

The Annual Report on Form 10-K for the year ended December 25, 2011 (the "Form 10-K") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 17, 2012

/s/ William W. Lovette
William W. Lovette
Principal Executive Officer

EXHIBIT 32.2
CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO 18 U.S.C. § 1350 ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Pilgrim's Pride Corporation (the "Company"), does hereby certify, to such officer's knowledge, that:

The Annual Report on Form 10-K for the year ended December 25, 2011 (the "Form 10-K") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 17, 2012

/s/ Fabio Sandri
Fabio Sandri
Chief Financial Officer

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